

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Samuel P. Smith
Chief Executive Officer
Ford Motor Credit Company LLC
One American Road, Suite 2411
Dearborn, Michigan 48126

> **Re:** **Ford Credit Auto Owner Trust**
> **Draft ABS Registration Statements on Form SF-3**

Dear Mr. Smith:

You have been selected to participate in the draft filing review program for revised Regulation AB. This letter contains important information about deadlines, the submission and review process, and the scope of the review. **Please acknowledge receipt of this notice and confirm your participation by e-mail to ABSdrafts@sec.gov no later than November 7, 2014.**

Deadlines and Submission Process

You must e-mail your draft Form SF-3 to ABSdrafts@sec.gov *no later than February 19, 2015*. Please include your CIK number with your draft filing. All drafts must be submitted as text-searchable PDFs and all amendment submissions must be accompanied by a marked copy as a text-searchable PDF. These draft submissions will not be considered "filed" for purposes of the federal securities laws. We will issue comment letters via e-mail and all response letters and amendments must be submitted to ABSdrafts@sec.gov.

We will issue comments on your initial draft SF-3 submission by March 31, 2015. The timeframe for the entire process will depend on the facts and circumstances of the review, and you should not expect an expedited review. To assist us in timely completing our review, we encourage you to respond promptly to our comment letters.

As a participant in this program, you may choose to file your registration statement on EDGAR at any time but will not be required to file on EDGAR until we have completed our review of the draft filing. We will review your EDGAR filing for any outstanding items and to ensure that it reflects all staff comments. We will consider a request for acceleration of the effective date once we have completed our review of the EDGAR filing. Please also note that we will post all draft ABS registration statements, comment letters and issuer responses on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Scope of the review

We will review your draft filing for compliance with all applicable disclosure and filing requirements including compliance with revised Regulation AB. Among other things, we will review disclosure pertaining to the revised shelf-eligibility criteria, such as the form transaction agreements required by the asset review, investor communication, and dispute resolution provisions, and additional disclosure required in the new single prospectus format.

As an ABS issuer of asset-backed securities backed by automobile loans, although you are not required to comply with the asset-level disclosure requirements until November 23, 2016, you are welcome to voluntarily submit asset-level disclosures for draft review. Regardless of whether you choose to provide asset-level disclosures, your registration statement must include disclosure describing the asset-level requirements and indicating that future ABS-EE filings will be incorporated by reference.

You may contact Rolaine Bancroft or Hughes Bates at (202) 551-3850 if you have any questions.

Sincerely,

/s Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Susan J. Thomas, Assoc. General Counsel, Ford Motor Credit Company LLC



Susan J. Thomas
Secretary
One American Road
Dearborn, MI 48126
(313) 594-9876

February 19, 2015

By Email: ABSdrafts@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu, Hughes Bates and Lulu Cheng

> **Re:** **Ford Credit Auto Receivables Two LLC**
> **Ford Credit Auto Owner Trusts**
> **Revised Regulation AB Draft Filing Review Program**
> **CIK Number: 0001129987**

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the "Registrant"), we are submitting a draft Form SF-3 for review in the revised Regulation AB draft filing review program.

This Form SF-3 includes a form of Prospectus for Ford Credit Auto Owner Trust 20__-_ and the following ABS transaction documents and other form exhibits:

Exhibit 4.1	Form of Indenture
Exhibit 4.2	Form of Trust Agreement
Exhibit 36.1	Form of Depositor Certification
Exhibit 99.1	Form of Purchase Agreement
Exhibit 99.2	Form of Sale and Servicing Agreement
Exhibit 99.3	Form of Administration Agreement
Exhibit 99.4	Form of Account Control Agreement

We have not included a form of Asset Representations Review Agreement (Exhibit 99.5) at this time. We plan to submit this form agreement to you in late March.

Please note that in Item 14 (Exhibits) of the Form SF-3 and the Exhibit Index, we indicate that all exhibits other than the asset level exhibits will be "Filed with this Form SF-3" even though we are only including the exhibits listed above for the review program. We intend to

include all exhibits when the Registrant officially files its new registration statement on Form SF-3 after the conclusion of the review.

Please call me at (313) 594-9876 if you have any questions about our submission. We look forward to working with the staff in the review program.

Sincerely,

Susan J. Thomas

cc: Samuel P. Smith, President, Ford Credit Auto Receivables Two LLC
        Joseph P. Topolski, Katten Muchin Rosenman LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FORD CREDIT AUTO RECEIVABLES TWO LLC

(Depositor for the trusts described herein)
(Exact name of registrant as specified in its charter)
A Delaware Limited Liability Company
IRS Employer Number: 38-3574956
Commission File Number of depositor: 333-54664
Central Index Key Number: 0001129987
One American Road
Dearborn, Michigan 48126
(313) 322-3000

FORD MOTOR CREDIT COMPANY LLC

(Sponsor for the trusts described herein)
(Exact name of sponsor as specified in its charter)
A Delaware Limited Liability Company
Central Index Key Number of sponsor: 0000038009
One American Road
Dearborn, Michigan 48126
(313) 322-3000

SUSAN J. THOMAS
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126
(313) 594-9876
(Name and Address of Agent for Service)

Copy to:
JOSEPH P. TOPOLSKI
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022-2585
(212) 940-8800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$[_____][3] [4]	100% [3] [4]	$[_____][3] [4]	$[_____][3]

(1)   This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrant.
(2)   Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(3)   [The Depositor as registrant previously registered $[_____] of securities under registration statement No. 333-[_____] filed on [_____], 20[__], $[_____] of which remain unsold. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $[_____] of registration fees previously paid in connection with such unsold securities. The registrant is not required to pay any additional fee with respect to such unsold securities because the unsold securities (and associated fees) are being moved from such prior registration statement to this registration statement. The Proposed Maximum Offering Price Per Unit and the Proposed Maximum Aggregate Offering Price for the unsold securities are estimated solely for the purpose of calculating the registration fee for these unsold securities.]
(4)   An unspecified additional amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[To be included in Rule 424(h) filing of each pay-as-you-go takedown]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$[_____]	100%	$[_____]	$[_____]

(1)   This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrant.

(2)   Calculated in accordance with Rule 457(s) of the Securities Act of 1933.

[Form of Prospectus]

SUBJECT TO COMPLETION, DATED ______, 20__



FORD CREDIT

$__________

Ford Credit Auto Owner Trust 20__-__

Issuing Entity or Trust

Ford Credit Auto Receivables Two LLC

Depositor

Ford Motor Credit Company LLC

Sponsor and Servicer

Before you purchase any notes, be sure you understand the structure and the risks. You should read carefully the risk factors beginning on page __ of this prospectus.

The notes will be obligations of the issuing entity only and will not be obligations of or interests in the sponsor, the depositor or any of their affiliates.

The trust will issue:

	Principal Amount	Interest Rate	Final Scheduled Payment Date
Class A-1 notes[(1)]........	$	%	
Class A-2[a] notes		%	
[Class A-2b notes		one-month LIBOR + ___%]	
Class A-3 notes		%	
Class A-4 notes		%	
Class B notes.............		%	
Class C notes		%	
Total........................	$		

(1) The Class A-1 notes are not being offered by this prospectus.

- The notes will be backed by a pool of car, light truck and utility vehicle receivables purchased by Ford Credit from dealers.
- The trust will pay interest and principal on the notes on the 15th day of each month (or if not a business day, the next business day). The first payment date will be _______, 20__. The trust will pay each class of notes in full on its final scheduled payment date (or, if not a business day, the next business day) if not paid in full before that date.
- The trust will pay principal sequentially to each class of notes in order of seniority until each class is paid in full.
- The credit enhancement for the notes will be a reserve account, subordination, overcollateralization and excess spread.

The pricing terms of the offered notes are:

	Price to Public	Underwriting Discount	Proceeds to the Depositor[(1)]
Class A-2[a] notes...........	%	%	%
[Class A-2b notes...........	%	%	%]
Class A-3 notes..............	%	%	%
Class A-4 notes..............	%	%	%
[Class B notes................	%	%	%]
[Class C notes................	%	%	%]
Total............................	$	$	$

(1) Before deducting expenses estimated to be $______ and any selling concessions rebated to the depositor by an underwriter due to sales to affiliates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[NAMES OF UNDERWRITERS]

The date of this prospectus is ________, 20__

This prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

READING THIS PROSPECTUS

This prospectus contains information about Ford Credit Auto Owner Trust 20__-__ and the terms of the notes to be issued by the trust. You should only rely on information in or referenced in this prospectus and any information incorporated by reference into the registration statement for this securitization transaction filed with the Securities and Exchange Commission, or "SEC," that includes this prospectus. Ford Credit has not authorized anyone to provide you with different information.

This prospectus begins with the following brief introductory sections:

- *Transaction Diagrams* — separate diagrams show the structure of this securitization transaction, the credit enhancement available for the notes, the order in which available funds are paid on each payment date and the role of each transaction party and transaction document in this securitization transaction,

- *Summary* — provides an overview of the notes, the cash flows in this securitization transaction and the credit enhancement available for the notes, and

- *Risk Factors* — describes the most significant risks of investing in the notes.

The other sections of this prospectus contain more details about the notes and the structure of this securitization transaction. Cross-references refer you to more details about a particular topic or related information elsewhere in this prospectus. The Table of Contents contains references to key topics.

An index of defined terms is at the end of this prospectus.

FORWARD-LOOKING STATEMENTS

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions Ford Credit and the depositor consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events. Neither Ford Credit nor the depositor is obligated to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

TRANSACTION STRUCTURE DIAGRAM

This diagram is a simplified overview of the structure of this securitization transaction and the credit enhancement available for the notes. You should read this prospectus completely for more details about this securitization transaction.



Ford Motor Credit Company LLC
(sponsor)
$_____________
initial pool balance
Ford Credit Auto Receivables Two LLC
(depositor)
$_____________
initial pool balance
Ford Credit Auto Owner Trust 20__-__
(issuing entity or trust)
Reserve Account Deposit(1)
$___________
Overcollateralization
- Initial amount: $___________ which is ____% of the initial pool balance(2)
- Targeted overcollateralization amount(3)
- Yield supplement overcollateralization amount(4)
Excess Spread(5)
Notes(6)
$__________ Class A-1 notes(7)
$__________ Class A-2[a] notes
[$_________ Class A-2b notes]
$__________ Class A-3 notes
$__________ Class A-4 notes
$__________ Class B notes
$__________ Class C notes
Residual Interest(8)

---

(1) The reserve account will be funded on the closing date at ___% of the initial pool balance.

(2) Overcollateralization is the amount by which the pool balance or the adjusted pool balance exceeds the principal amount of the notes. The "adjusted pool balance" is the pool balance reduced by the yield supplement overcollateralization amount. Initially, the overcollateralization for the notes will be approximately zero on an adjusted pool balance basis.

(3) The targeted overcollateralization amount will adjust each period and is calculated as described in "*Credit Enhancement — Overcollateralization.*"

(4) The yield supplement overcollateralization amount is part of the targeted overcollateralization amount and is calculated as described in "*Credit Enhancement — Overcollateralization.*"

(5) Excess spread is available, as a portion of available funds, to make required principal payment on the notes and, as a result, provides a source of funds to absorb losses on the receivables and to increase overcollateralization until the targeted overcollateralization amount is reached.

(6) All notes other than the Class C notes benefit from subordination of more junior classes to more senior classes. The subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration has occurred. *For more details about subordination, you should read* "*Description of the Notes — Priority of Payments*," "*— Post-Acceleration Priority of Payments*" and "*Credit Enhancement — Subordination.*"

(7) All available funds remaining after payments of the senior fees and expenses of the trust, the interest on the notes, any required priority principal payment and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, will be used, first, to pay principal of the Class A-1 notes until paid in full and, then, to pay principal on the remaining notes until the targeted overcollateralization amount is reached.

(8) The residual interest will be held initially by the depositor and represents the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account.

TRANSACTION CREDIT ENHANCEMENT DIAGRAM

This diagram is a simplified overview of the credit enhancement available for the notes on the closing date for this securitization transaction and how credit enhancement is used to absorb losses on the receivables. You should read this prospectus completely for more details about the credit enhancement available for the notes.



Percentage of initial adjusted pool balance
Losses absorbed from the bottom up
Cash flows distributed from the top down
Class A notes(1)
[95.0]%
Class B notes(1)
[3.0]%
Class C notes
[2.0]%
Reserve Account(2)
~[0.5]%
Excess Spread(3)
~[4.0]%
Initial Overcollateralization(4)
~[0.0]%
Total initial Class A notes enhancement of ~[9.5]% as of the closing date

---

(1) All notes other than the Class C notes benefit from subordination of more junior classes to more senior classes. The subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration occurred. *For more details about subordination, you should read* "*Description of the Notes — Priority of Payments*," "*— Post-Acceleration Priority of Payments*" and "*Credit Enhancement — Subordination.*"

(2) On the closing date, the reserve account will be funded at [0.5]% of the initial pool balance, which amount will be greater than [0.5]% of the initial adjusted pool balance.

(3) Excess spread, which appears above on an annualized basis, is available as a portion of available funds to make required principal payment on the notes and, as a result, provides a source of funds to absorb losses on the receivables and to increase overcollateralization until the targeted overcollateralization amount is reached.

(4) Overcollateralization is the amount by which the pool balance or the adjusted pool balance exceeds the principal amount of the notes. Initially, overcollateralization for the notes will be approximately zero on an adjusted pool balance basis.

TRANSACTION PAYMENTS DIAGRAM

This diagram shows how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless the notes are accelerated after an event of default under the Indenture.



Available Funds for the Payment Date
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due (up to a maximum)
Servicing fees
Interest due on the Class A notes, pro rata based on the principal amount
First Priority Principal Payment, if any
Interest due on the Class B notes
Second Priority Principal Payment, if any
Interest due on the Class C notes
Amount, if any, required to replenish the reserve account
Regular Principal Payment
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due, to the extent not paid above
Remaining Available Funds to the holder of the residual interest in the trust
Principal payments on the notes will be made in the following order of priority:
First, to pay principal on the Class A-1 notes until paid in full
Second, to pay principal on the Class A-2[a] notes[and the Class A-2b notes, pro rata] until paid in full
Third, to pay principal on the Class A-3 notes until paid in full
Fourth, to pay principal on the Class A-4 notes until paid in full
Fifth, to pay principal on the Class B notes until paid in full
Sixth, to pay principal on the Class C notes until paid in full

TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

This diagram shows the role of each transaction party and each transaction document in this securitization transaction. Forms of the transaction documents are exhibits to the registration statement filed with the SEC that includes this prospectus.



Ford Motor Credit Company LLC
(sponsor, servicer and administrator)
Ford Credit Auto Receivables Two LLC
(depositor)
(indenture trustee)
(owner trustee)
(asset representations reviewer)
Ford Credit Auto Owner Trust 20__-__
(issuing entity or trust)
Underwriters
Investors
1
2
3
4
5
6
7

1. PURCHASE AGREEMENT
- the sponsor sells the receivables to the depositor
- the sponsor makes representations to the depositor about the receivables and repurchases ineligible receivables

2. SALE AND SERVICING AGREEMENT
- the depositor sells the receivables to the trust
- the depositor makes representations to the trust about the receivables and repurchases ineligible receivables
- Ford Credit engaged as servicer and performs the servicing duties
- the servicer purchases any servicer impaired receivables or servicer modified receivables

3. INDENTURE
- ____________ appointed indenture trustee
- the trust issues the notes to the depositor and pledges the receivables to the indenture trustee to secure the notes
- the trust applies available funds to pay expenses of the trust and makes payments on the notes

4. TRUST AGREEMENT
- Ford Credit Auto Owner Trust ____-__ established as a Delaware statutory trust
- ____________ appointed owner trustee
- the rights of the holder of the residual interest in the trust established

5. ASSET REPRESENTATIONS REVIEW AGREEMENT
- ____________ engaged as asset representations reviewer
- the asset representations reviewer reviews certain receivables for compliance with representations in certain circumstances

6. ADMINISTRATION AGREEMENT
- Ford Credit engaged as administrator of the trust and performs administrative duties of the trust under the indenture

7. UNDERWRITING AGREEMENT
- the depositor sells the offered notes to the underwriters
- the underwriters purchase the offered notes and offer them to investors

SUMMARY

This summary describes the main terms of the issuance of and payments on the notes, the assets of the trust, the cash flows in this securitization transaction and the credit enhancement available for the notes. It does not contain all of the information that you should consider in making your decision to purchase any notes. To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially "Risk Factors" beginning on page __.

Transaction Overview

The depositor will use the proceeds from the sale of the notes to purchase from Ford Credit a pool of retail installment sale contracts, or receivables, which were purchased by Ford Credit from motor vehicle dealers. The trust will issue the notes to the depositor in exchange for the receivables on the closing date. The depositor will sell the offered notes to the underwriters who will offer them to investors.

Transaction Parties

Sponsor, Servicer and Administrator of the Trust

Ford Motor Credit Company LLC, or "Ford Credit," is a Delaware limited liability company and a wholly-owned subsidiary of Ford Motor Company, or "Ford."

Depositor

Ford Credit Auto Receivables Two LLC, or the "depositor," is a Delaware limited liability company and a special-purpose company wholly owned by Ford Credit.

Issuing Entity or Trust

Ford Credit Auto Owner Trust 20__-__, or the "trust," is a Delaware statutory trust established under a trust agreement between the depositor and the owner trustee.

Owner Trustee

_____

Indenture Trustee

_____

Asset Representations Reviewer

_____

For more information about the transaction parties and their roles in this securitization transaction, you should read "Sponsor and Servicer" and "Transaction Parties."

Closing Date

The trust expects to issue the notes on or about _____, 20__, or the "closing date."

Cutoff Date

The trust will be entitled to collections on the receivables applied on or after _____1, 20__, or the "cutoff date."

Notes

The trust will issue the following notes:

	Principal Amount	Interest Rate
Class A-1 notes[1]	$	%
Class A-2[a] notes	$	%
[Class A-2b notes	$	one-month LIBOR + ___%]
Class A-3 notes	$	%
Class A-4 notes	$	%
Class B notes	$	%
Class C notes	$	%

_____
[1] The Class A-1 notes are not being offered by this prospectus.

The Class A-1, Class A-2[a], [Class A-2b,] Class A-3 and Class A-4 notes are collectively referred to as the "Class A notes." The Class A-2[a], [Class A-2b,] Class A-3, Class A-4, [Class B and Class C] notes are being offered by this prospectus and are collectively referred to as the "offered notes" and, together with the Class A-1 notes, the "notes."

[The Class A-2b notes are sometimes referred to as the "floating rate notes." The Class A-2a notes and the Class A-2b notes are a single class with equal rights to payments of principal and interest.]

The depositor [may initially retain some or all of the notes and] will initially retain the residual interest in the trust.

Form and Minimum Denomination

The notes will be issued in book-entry form. The offered notes will be available in minimum denominations of $1,000 and in multiples of $1,000.

Payment Dates

The trust will pay interest and principal on the notes on "payment dates," which will be the 15th day of each month (or, if not a business day, the next business day). The first payment date will be _____, 20__.

The notes, except the Class A-1 notes [and the floating rate notes], will accrue interest on a "30/360" basis from the 15th day of the prior month to the 15th day of the current month (or from the closing date to _____, 20__, for the first period).

The Class A-1 notes [and the floating rate notes] will accrue interest on an "actual/360" basis from the prior payment date (or from the closing date, for the first period) to the following payment date.

The final scheduled payment date for each class of notes is listed below.

	Final Scheduled Payment Date
Class A-1 notes..........................	
Class A-2 notes..........................	
Class A-3 notes..........................	
Class A-4 notes..........................	
Class B notes.............................	
Class C notes.............................	

It is expected that each class of notes will be paid in full earlier than its final scheduled payment date.

For more details about the payment of interest and principal on each payment date, you should read "Description of the Notes — Payments of Interest" and "— Payments of Principal" and "Maturity and Prepayment Considerations – Weighted Average Life of the Notes."

[Calculation Agent

The "calculation agent" will be the indenture trustee. The calculation agent will determine LIBOR and calculate the interest rate for the floating rate notes.]

Optional Redemption or "Clean Up Call" Option

The servicer will have a "clean up call" option to purchase all of the receivables on any payment date that the pool balance is [10]% or less of the initial pool balance. The servicer may exercise its clean up call only if the purchase price for the receivables is sufficient to pay in full the notes and all fees and expenses of the trust. On the servicer's exercise of its clean up call, the notes will be redeemed and paid in full.

For more information about optional redemption, you should read "Description of the Notes — Optional Redemption or 'Clean Up Call' Option."

Trust Assets

The trust assets will include:

- the receivables and collections on the receivables applied on or after the cutoff date,

- security interests in the financed vehicles,

- proceeds from claims on any insurance policies covering the financed vehicles or the obligors,

- rights to funds in the reserve account and the collection account, and

- rights under the transaction documents for the repurchase and purchase of receivables.

Receivables

The "receivables" that will be sold to the trust are retail installment sale contracts secured by new and used cars, light trucks and utility vehicles, or the "financed vehicles," purchased by Ford Credit from motor vehicle dealers. The purchasers of the financed vehicles who are responsible for making payments on the receivables are the "obligors." As of the cutoff date, the aggregate principal balance of the receivables was $_____, or the "initial pool balance."

Summary characteristics of the receivables as of the cutoff date:

Number of receivables	
Average principal balance	$
Average original amount financed	$
Weighted average APR	%
Weighted average original term	months
Original term greater than 60 months	%
Weighted average remaining term	months
Remaining term greater than 60 months	%
Weighted average FICO® score	
Weighted average loan-to-value ratio	%
Weighted average payment-to-income ratio	%
Subvened APR receivables	%
Commercial use receivables	%
New vehicle	%
Car	%
Light truck	%
Utility	%

For more details about the information in this table, including how it is calculated and defined, and for more information about the characteristics of the receivables, you should read "Receivables — Composition of the Receivables."

Servicer

Ford Credit will be the "servicer" of the receivables and this securitization transaction. The servicer is responsible for collecting payments on the receivables, administering payoffs, defaults and delinquencies, and repossessing and liquidating financed vehicles. The servicer will prepare monthly reports on the receivables, payments on the notes and the status of credit enhancements. Ford Credit will also act as custodian and maintain custody of the receivable files.

The trust will pay the servicer a servicing fee on each payment date equal to 1/12 of 1% of the pool balance at the beginning of the prior month.

For more information about the servicer, you should read "Sponsor and Servicer."

Priority of Payments

On each payment date, the trust will use available funds for the prior month to make payments in the order of priority listed below. Available funds will consist primarily of collections on the receivables. This priority will apply unless the notes are accelerated after an event of default under the indenture:

(1) *Transaction Fees and Expenses* — to the indenture trustee, the owner trustee and the asset representations reviewer, the fees, expenses and indemnities due, and to or at the direction of the trust, any expenses of the trust, up to a maximum amount of $_____ per year,

(2) *Servicing Fee* — to the servicer, the servicing fee,

(3) *Class A Note Interest* — to the Class A noteholders, interest due on the Class A notes, pro rata based on the principal amount of the Class A notes,

(4) *First Priority Principal Payment* — to the Class A noteholders, sequentially by class, the amount equal to the excess, if any, of (a) the principal amount of the Class A notes, over (b) the adjusted pool balance,

(5) *Class B Note Interest* — to the Class B noteholders, interest due on the Class B notes,

(6) *Second Priority Principal Payment* — to the Class A and Class B noteholders, sequentially by class, the amount equal to the excess, if any, of (a) the principal amount of the Class A and Class B notes, over (b) the adjusted pool balance, which amount will be reduced by any first priority principal payment on that payment date,

(7) *Class C Note Interest* — to the Class C noteholders, interest due on the Class C notes,

(8) *Reserve Account* — to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes,

(9) *Regular Principal Payment* — to the noteholders, sequentially by class, the amount equal to the greater of (a) the principal amount of the Class A-1 notes and (b) the excess of the principal amount of the notes over an amount equal to the pool balance minus the targeted overcollateralization amount, which amount will be reduced by any first and second

priority principal payments on that payment date),

(10) *Additional Fees and Expenses* — to the indenture trustee, the owner trustee, the asset representations reviewer and the trust, all fees, expenses and indemnities due to the extent not paid in item (1) above, and

(11) *Residual Interest* — to the holder of the residual interest in the trust, all remaining available funds.

The trust will not pay principal on any class of notes until the principal amounts of more senior classes of notes are paid in full.

For more details about what amounts are included in available funds, you should read "Description of the Notes — Available Funds." For more details about the priority of payments on each payment date, you should read "Description of the Notes — Priority of Payments." For more details about targeted overcollateralization amount and how it is used to determine the principal payable on the notes, you should read "Credit Enhancement — Overcollateralization."

Events of Default

Each of the following will be an "event of default" under the indenture:

- the trust fails to pay interest due on the notes of the controlling class within five days after a payment date,

- the trust fails to pay the principal amount of any class of notes in full by its final scheduled payment date,

- the trust fails to observe or perform a material covenant or agreement in any material respect that is not corrected within the cure period, and

- a bankruptcy or dissolution of the trust.

If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or certain noteholders may accelerate the notes and declare them immediately due and payable. If an event of default occurs because of a bankruptcy or

dissolution of the trust, the notes will be accelerated automatically.

For more details about events of default, acceleration of the notes and other remedies available to noteholders following an event of default, you should read "Description of the Notes — Events of Default and Acceleration." For more details about the priority of payments on each payment date following an event of default and acceleration of the notes, you should read "Description of the Notes — Post-Acceleration Priority of Payments."

Credit Enhancement

Credit enhancement provides protection for the notes against losses on the receivables and potential shortfalls in the amount of cash available to the trust to make required payments. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date will bear a greater risk of loss than notes having an earlier final scheduled payment date.

The following credit enhancement will be available to the trust.

Reserve Account

On the closing date, the depositor will deposit $_____ in the reserve account, which is ___% of the initial pool balance.

If available funds (excluding reserve account amounts) are insufficient to cover the senior fees and expenses of the trust, including interest payments and any priority principal payments on the notes, the indenture trustee will use amounts in the reserve account to cover the shortfall. The indenture trustee also will use the amounts in the reserve account if needed to pay any class of notes in full on its final scheduled payment date or to pay the notes following an event of default and acceleration of the notes.

If amounts in the reserve account are used, they will be replenished from collections on the receivables on later payment dates after the trust makes all higher priority payments.

For more details about the reserve account, you should read "Credit Enhancement — Reserve Account." For more details about available funds,

*you should read "Description of the Notes —
Available Funds."*

Subordination

The trust will pay interest to all classes of the
Class A notes and then will pay interest
sequentially to the remaining classes of notes in
order of seniority. The trust will not pay interest on
the Class B or Class C notes until all interest due
on the Class A notes is paid in full.

The trust will pay principal sequentially to each
class of notes in order of seniority (beginning with
the Class A-1 notes). The trust will not pay
principal on any class of notes until the principal
amounts of more senior classes of notes are paid
in full.

In addition, if a priority principal payment is
required on a payment date, the trust will pay
principal to the most senior class of notes
outstanding before the payment of interest on the
affected subordinated notes on that payment date.

*For more details about the priority of payments,
including changes to the priority after an event of
default and acceleration of the notes, you should
read "Description of the Notes — Priority of
Payments," "— Post-Acceleration Priority of
Payments" and "Credit Enhancement —
Subordination."*

Overcollateralization

Overcollateralization is the amount by which the
pool balance exceeds the principal amount of the
notes. Overcollateralization means there will be
additional receivables generating collections that
will be available to cover losses on the receivables
and shortfalls in interest collections due to low-
APR receivables. The initial amount of
overcollateralization for the notes will be $_____,
or _____% of the initial pool balance.

Overcollateralization may also be expressed as a
percentage of the "adjusted pool balance," which
is the pool balance less the yield supplement
overcollateralization amount. The adjusted pool
balance as of the closing date will be
approximately equal to the aggregate initial
principal amount of the notes. This means that, on
an adjusted pool balance basis, the
overcollateralization for the notes will be
approximately zero.

This securitization transaction is structured to use
all available funds remaining after payments of the
senior fees and expenses of the trust, the interest
on the notes, any required priority principal
payments and any required deposits in the reserve
account, including the portion of the remaining
available funds that is excess spread, to make
principal payments on the notes until the targeted
overcollateralization amount is reached. After
reaching the targeted overcollateralization amount,
the regular principal payment will be used to
maintain the overcollateralization at the targeted
level. The targeted overcollateralization amount
will adjust each month and generally will equal the
sum of (a) the yield supplement
overcollateralization amount for that month, plus
(b) ___% of the initial adjusted pool balance, plus
(c) the excess, if any, of ___% of the current pool
balance over ___% of the initial pool balance (the
amount required to be in the reserve account).
When the pool balance has decreased to the point
where ___% of the current pool balance is equal
to or less than ___% of the initial pool balance, the
targeted overcollateralization amount for each
payment date will be the yield supplement
overcollateralization amount for that payment date
plus ___% of the initial adjusted pool balance.

*For more details about the targeted
overcollateralization amount, you should read
"Credit Enhancement — Overcollateralization."*

Yield Supplement Overcollateralization Amount

A substantial number of the receivables have an
annual percentage rate or "APR" less than the
highest interest rate paid on the notes. To
compensate for the low APRs on these
receivables, the notes are structured with a type of
overcollateralization known as yield supplement
overcollateralization. In effect, yield supplement
overcollateralization recharacterizes principal
collections into interest to increase excess spread
by applying a discount rate to scheduled payments
on the receivables.

The "yield supplement overcollateralization
amount" for each payment date approximates the
present value of the amount by which future
payments on receivables with APRs below a
stated rate are less than future payments would be
on those receivables if their APRs were equal to
the stated rate. The stated rate is set by the
depositor at a level that will result in an amount of
excess spread sufficient to obtain the ratings on
the notes and will at least equal the highest

interest rate on the notes plus the servicing fee. The yield supplement overcollateralization amount is included in the targeted overcollateralization amount for each payment date.

For more details about the calculation of the yield supplement overcollateralization amount and its effect on the payment of principal, you should read "Credit Enhancement — Overcollateralization."

Excess Spread

For a payment date, excess spread is equal to the excess of (a) the sum of interest collections and principal collections equal to the decline in the yield supplement overcollateralization amount from the prior payment date (or the closing date for the first payment date), over (b) the sum of senior fees and expenses of the trust, interest on the notes and any required deposits in the reserve account. Any excess spread will be applied on each payment date, as part of available funds, to make principal payments on the Class A-1 notes until paid in full and then to make principal payments on the most senior class of notes to the extent necessary to reach the targeted overcollateralization amount.

In general, excess spread provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread exceeds the amount of any losses, it is available to pay principal on the notes. This causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the overcollateralization as described in *"Description of the Notes — Payments of Principal."*

For more details about the use of excess spread as credit enhancement, you should read "Credit Enhancement —Excess Spread."

Repurchases and Purchases of Receivables

Repurchase of Receivables for Breach of Representations

Ford Credit will make representations about the origination, characteristics, terms and status of each receivable. If a representation is later determined to be untrue, then the receivable was not eligible to be sold to the depositor or the trust. If a breach of a representation has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the breach.

For more details about the representations made about the receivables and Ford Credit's repurchase obligation if these representations are breached, you should read "Receivables — Representations About the Receivables" and "— Obligation to Repurchase Receivables for Breach". For more information about when the asset representations reviewer may review certain receivables for compliance with the representations, you should read "Receivables — Asset Representations Reviewer."

Purchase of Receivables for Servicer Actions

If Ford Credit as servicer materially impairs a receivable, it must purchase the impaired receivable unless it corrects the impairment. In addition, Ford Credit as servicer must purchase a receivable from the trust if it makes specific modifications, including if it grants payment extensions resulting in the final payment date of the receivable being later than the final scheduled payment date of the Class C notes. The servicer also must purchase a receivable if it modifies the amount financed or the APR of the receivable or rewrites or reschedules the contract to increase the number of originally scheduled payment due dates of the receivable.

For more details about the servicer's obligation to purchase receivables, you should read "Servicing the Receivables and the Securitization Transaction — Servicer Modifications and Obligation to Purchase Receivables."

Controlling Class

Holders of the controlling class will control the ability to make some decisions about the trust, including whether to declare or waive events of default and servicer termination events, or accelerate the notes, cause a sale of the receivables or direct the indenture trustee to exercise other remedies following an event of default. Holders of notes that are not part of the controlling class will not have these rights.

The "controlling class" will be the outstanding classes of the Class A notes, voting as a single class, as long as any Class A notes are outstanding. After the Class A notes are paid in full, the most senior class of notes outstanding will be the controlling class.

Ratings

The depositor expects that the notes will receive credit ratings from __ nationally recognized statistical rating organizations, or "rating agencies."

The ratings of the notes will reflect the likelihood of the timely payment of interest on, and the ultimate payment of principal of, the notes according to their terms. Each rating agency rating the notes will monitor its ratings using its normal surveillance procedures. A rating agency may change or withdraw an assigned rating at any time. A rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes.

Tax Status

If you purchase a note, you agree by your purchase that you will treat your note as debt for U.S. federal, state and local income and franchise tax purposes.

_____ will deliver its opinion that, for U.S. federal income tax purposes:

- the offered notes will be treated as debt, and

- the trust will not be classified as an association or publicly traded partnership taxable as a corporation.

For more information about the application of U.S. federal, state and local tax laws, you should read "Tax Considerations."

ERISA Considerations

The offered notes generally will be eligible for purchase by employee benefit plans.

For more information about the treatment of the notes under ERISA, you should read "ERISA Considerations."

Investment Considerations

The trust is not registered or required to be registered as an "investment company" under the Investment Company Act of 1940 and, in making this determination, is relying on the exemption in [Rule 3a-7] of the Investment Company Act of 1940, although other exclusions or exemptions may also be available to the trust. The trust is structured to not be a "covered fund" under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," commonly known as the Volcker Rule.

Contact Information for the Depositor

Ford Credit Auto Receivables Two LLC
c/o Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone number: (313) 594-3495
Fax number: (313) 390-4133

Contact Information for the Servicer

Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Securitization Operations Supervisor
Telephone number: (313) 206-5899
Fax number: (313) 390-4133
Website: www.fordcredit.com

CUSIP Numbers

	CUSIP
Class A-2[a] notes	
[Class A-2b notes]	
Class A-3 notes	
Class A-4 notes	
Class B notes	
Class C notes	

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any of the notes.

The assets of the trust are limited and are the only source of payment for your notes

The trust will not have assets or sources of funds other than the receivables and related property it owns. Credit enhancement is limited. Your notes will not be insured or guaranteed by Ford Credit or any of its affiliates or anyone else. If these assets or sources of funds are insufficient to pay your notes in full, you will incur losses on your notes.

The timing of principal payments on your notes is uncertain

Faster than expected rates of prepayments on the receivables will cause the trust to make payments of principal on your notes earlier than expected and will shorten the maturity of your notes. Prepayments on the receivables will occur if:

- obligors prepay their receivables,

- the servicer receives liquidation proceeds on defaulted receivables,

- the servicer receives proceeds from physical damage, credit life or other insurance policies covering the financed vehicles or the obligors,

- the servicer purchases modified or impaired receivables, and

- the depositor or Ford Credit repurchases ineligible receivables.

A variety of economic, social and other factors will influence the rate of prepayments on the receivables. In addition, cash vehicle buyers who nevertheless finance their vehicle purchase with Ford Credit to obtain cash rebate financing incentives often pay off their accounts within the first few months of the contract term. No prediction can be made about the actual prepayment rates that will occur for the receivables.

[Similarly, if interest rates fall below the rates at the time of issuance of the floating rate notes, there will be additional excess spread available to pay principal on the notes. If interest rates rise above the rates at the time of issuance of the floating rate notes, there will be less excess spread available to pay principal on the notes.]

If you receive principal payments on your notes earlier than expected due to prepayments on the receivables at a time when interest rates are lower than interest rates would have been had those prepayments not been made or had those prepayments been made at a different time, you may not be able to reinvest the principal in a comparable security with an effective interest rate equivalent to the interest rate on your notes. Similarly, if principal payments on your notes are made later than expected due to slower than expected prepayments or payments on the receivables, you may lose reinvestment opportunities. In addition, if the notes were purchased at a discount and prepayments are slower than expected, your yield may be reduced. You will bear all reinvestment risk resulting from receiving payments of principal on your notes earlier or later than expected.

In addition, your notes will be paid in full before maturity if the servicer exercises its clean up call.

For more information about the timing of repayment and other sources of prepayments, you should read "Maturity and Prepayment Considerations."

The Class B and Class C notes will be subject to greater risk because of subordination

The Class B notes will bear greater risk than the Class A notes because no interest will be paid on the Class B notes until all interest on the Class A notes is paid in full, and no principal will be paid on the Class B notes until the principal amount of the Class A notes is paid in full. The Class C notes bear even greater risk because of similar subordination to more senior classes of notes. Failure to pay interest on subordinated notes that are not part of the controlling class will not be an event of default.

Overcollateralization may not increase as expected

The overcollateralization is expected to increase to the targeted overcollateralization amount as excess spread is used to pay principal of the notes in an amount greater than the decrease in the pool balance from the amortization of the receivables. It is not certain that the targeted overcollateralization amount will be reached or maintained, or that the receivables will generate sufficient collections to pay your notes in full.

For a more information about overcollateralization as a form of credit enhancement for your notes, you should read "Credit Enhancement — Overcollateralization."

An event of default and acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes

An event of default may result in an acceleration of payments on your notes. If collections on the receivables and the proceeds of any sale of receivables are insufficient to pay the amounts owed on your notes, you may have delays in payments or losses on your notes. If your notes are paid earlier than expected, you may not be able to reinvest the principal at a rate of return that is equal to or greater than the rate of return on your notes. If the notes are accelerated after an event of default, the trust will not pay interest or principal on any notes that are not part of the controlling class until all interest and principal on the notes of the controlling class is paid in full.

For more details about events of default and acceleration of the notes, you should read "Description of the Notes — Events of Default and Acceleration." For more details about the change in the priority of payments following events of default and acceleration of the notes, you should read "Description of the Notes — Priority of Payments" and "— Post-Acceleration Priority of Payments."

Bankruptcy of Ford Credit could result in delays in payment or losses on your notes

If Ford Credit becomes subject to a bankruptcy proceeding, you may have delays in payment or losses on your notes. A bankruptcy court could conclude that Ford Credit effectively still owns the receivables because the sale of the receivables to the depositor was not a "true sale" or the assets and liabilities of the depositor should be consolidated with those of Ford Credit for bankruptcy purposes. If a court were to reach this conclusion, you may have delays in payment or losses on your notes due to:

- the "automatic stay" of the U.S. federal bankruptcy laws that prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the bankruptcy court and other U.S. federal bankruptcy laws that permit substitution of collateral in limited circumstances,

- tax or government liens on Ford Credit's property that was existing before the transfer of the receivables to the trust having a claim on collections that are senior to your notes, or

- the trust not having a perfected security interest in the financed vehicles or any cash collections held by Ford Credit at the time the bankruptcy proceeding begins.

In addition, the transfer of receivables by the depositor to the trust, although structured as a sale, may be viewed as a financing because the depositor retains the residual interest in the trust. If a court were to decide that the transfer was not a sale or the depositor was consolidated with Ford Credit in the bankruptcy proceeding, the notes would benefit from a security interest in the receivables but the receivables would be owned by Ford Credit and payments could be delayed, collateral substituted or other remedies imposed by the bankruptcy court that could cause delays in payment or losses on your notes.

Any bankruptcy proceeding involving Ford Credit may also adversely affect the rights and remedies of the trust and payments on your notes in other ways, whether or not the transfer of the receivables is considered a "true sale." For example:

- as noted above, the "automatic stay" may prevent the exercise by the trust and others of their rights and remedies against Ford Credit and others, including the right to replace Ford Credit as servicer or the right to require it to repurchase receivables based on a breach of a representation, and/or

- Ford Credit may be permitted to reject some agreements to which it is a party, including the sale and servicing agreement, and not be required to perform its obligations under those agreements.

For more information about the effects of a bankruptcy on your notes, you should read "Some Important Legal Considerations — Matters Relating to Bankruptcy."

Performance of the receivables is uncertain and depends on many factors and may worsen in an economic downturn

The performance of the receivables depends on a number of factors, including general economic conditions, unemployment levels, the circumstances of individual obligors, Ford Credit's underwriting standards at origination, Ford Credit's servicing and collection strategies, the resale value of repossessed vehicles and changes in Ford's marketing programs, all of which could result in higher delinquencies and losses on the receivables. Because many of these factors are outside the control of Ford Credit, the performance of the receivables cannot be predicted with accuracy and may result in losses on your notes.

Vehicles that are repossessed are typically sold at auctions as used vehicles. The pricing of used vehicles is affected by supply and demand for those vehicles, which is influenced by many factors including consumer tastes, economic conditions, fuel costs, the introduction and pricing of new vehicle models, the impact of vehicle recalls or the discontinuation of vehicle models or brands. In addition, decisions by Ford about new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Any adverse impact on the resale value for repossessed vehicles could result in increased losses on the receivables and losses on your notes.

In addition, if an economic downturn occurs, it could worsen the performance of the receivables and used vehicle pricing and delinquencies and losses on the receivables could increase, which could result in losses on your notes.

For more information about the delinquency, repossession and credit loss experience for Ford Credit's portfolio of U.S. retail installment sales contracts, you should read "Sponsor and Servicer — Delinquency, Repossession and Credit Loss Experience."

Excessive prepayments and defaults on the higher APR receivables may adversely impact your notes

Some of the receivables will have APRs that are less than the interest rate on your notes plus various fees. Payments on receivables with higher APRs help compensate for the payments made on receivables with lower APRs. Excessive prepayments and defaults on the higher APR receivables may adversely impact your notes by reducing the amounts available to make interest and principal payments on your notes.

[The trust will issue floating rate notes, but will not enter into interest rate hedges, which could result in losses on your notes if interest rates rise	The receivables provide for level monthly payments and bear interest at a fixed rate, while the floating rate notes will bear interest at a floating rate based on one-month LIBOR plus a spread. Even though the trust will issue floating rate notes, it will not enter into interest rate hedges or other derivatives contracts to mitigate this interest rate risk.
	The trust will make payments on the floating rate notes out of amounts received on the receivables and not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in market interest rates would reduce the amounts available for distribution to holders of all the notes, not just the floating rate notes.
	If the floating rate payable by the trust increases to the point at which the amount of interest and principal due on the notes, together with other fees and expenses payable by the trust, exceeds the amounts received on the receivables, the trust may not have sufficient funds to make payments on the notes. If the trust does not have sufficient funds to make these payments, you may have delays in payment or losses on your notes.]
Failure to pay principal on a note will not be an event of default until its final scheduled payment date	The trust does not have an obligation to pay a specific amount of principal on any note on any date other than its outstanding amount on its final scheduled payment date. Failure to pay principal on a note will not be an event of default until its final scheduled payment date.
Federal financial regulatory reform could have an adverse impact on Ford Credit, the depositor or the trust	The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank financial companies, like Ford Credit. The Dodd-Frank Act created the Consumer Financial Protection Bureau, a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services. In September 2014, the Consumer Financial Protection Bureau proposed a rule supervising the largest nonbank automotive finance companies, which would include Ford Credit, which may lead to examinations of nonbank automotive finance companies for compliance with consumer finance protection laws as early as 2015.
	In addition, the Dodd-Frank Act increased the regulation of the securitization and derivatives markets. Many of the new requirements are the subject of implementing regulations, some of which have not yet been finalized. Until all implementing regulations are finalized, it is not certain whether the new requirements will have an adverse impact on the servicing of the receivables, on Ford Credit's securitization programs or on the regulation and supervision of Ford Credit, the depositor or the trust.

The Dodd-Frank Act created an alternative liquidation framework under which the FDIC may be appointed as receiver for the resolution of a non-bank financial company if the company is in default or in danger of default and the resolution of the company under law would have serious adverse effects on financial stability in the United States.

It is not clear whether the liquidation framework would apply to Ford Credit, the depositor or the trust. The expectation is that the framework will be invoked only very rarely. Guidance from the FDIC indicates that the framework will be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime that would apply to Ford Credit, the depositor and the trust.

If the FDIC were appointed as receiver for Ford Credit, the depositor or the trust, or if future regulations or FDIC actions are contrary to the FDIC guidance, you may have delays in payment or losses on your notes.

For more information about the framework, you should read "Some Important Legal Considerations — The Dodd-Frank Act."

Over the past several months, regulatory activity relating to the automotive finance sector and auto securitization increased, particularly for subprime auto finance. Since July 2014, several subprime auto finance companies have reported that the U.S. Department of Justice and/or various state attorneys general have served them with subpoenas requesting information relating to their subprime auto financing practices. Separately, in October 2014 Ford Credit received a voluntary document request from the SEC in connection with its investigation into "certain practices in subprime auto loan ABS." The SEC informed Ford Credit that the request was made to a number of automotive finance companies as part of an industry-wide investigation, and Ford Credit is cooperating with the request.

It is not certain whether this or other regulatory activity, if applicable to Ford Credit, would have an adverse impact on Ford Credit or on Ford Credit's securitization programs or your notes.

Interests of other persons in the receivables or the related financed vehicles could reduce funds available to pay your notes	If another person acquires an interest in a receivable or a related financed vehicle that is superior to the trust's interest, the collections on that receivable or the proceeds from the sale of that financed vehicle may not be available to make payments on your notes. If the trust does not have a perfected security interest in a receivable or a financed vehicle, its ability to repossess and sell the financed vehicle securing a defaulted receivable may be adversely affected. Another person could acquire an interest in a receivable or a financed vehicle that is superior to the trust's interest if:

- the trust does not have a perfected security interest in the receivable or the financed vehicle because Ford Credit's security interest in the receivable or in the financed vehicle was not properly perfected,

- the trust does not have a perfected security interest in the financed vehicle in some states because the servicer will not amend the certificate of title to identify the trust as the new secured party,

- the trust's security interest in the receivable or the financed vehicle is impaired because holders of some types of liens, for instance tax liens or mechanic's liens, may have priority over the trust's security interest, or a financed vehicle is confiscated by a government agency, or

- the trust does not have a perfected security interest in the receivable because Ford Credit did not maintain physical possession, in the case of a tangible contract, or "control," in the case of an electronic contract.

For more information about the security interests in the receivables and financed vehicles, you should read "Some Important Legal Considerations — Security Interests in the Receivables and Financed Vehicles."

The servicer's ability to commingle collections with its own funds could result in delays in payment or losses on your notes

The servicer will be required to deposit collections on the receivables in the trust's collection account within two business days of applying them to the obligor's account or on a monthly basis, depending on its credit ratings. Until it deposits collections, the servicer may use them at its own risk and for its own benefit and may commingle collections on the receivables with its own funds. If the servicer does not pay these amounts to the trust by the next payment date, which could occur if the servicer becomes subject to a bankruptcy proceeding, you may have delays in payment or losses on your notes.

The absence of a secondary market for your notes, financial market disruptions and a lack of liquidity in the secondary market could adversely affect the market value of your notes and/or limit your ability to resell them

If a secondary market for your notes does not develop it could limit your ability to resell them. This means that if you want to sell your notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a secondary market existed. The underwriters may assist in the resale of notes, but they are not required to do so. If a secondary market does develop, it might not continue, it might be disrupted by events in the global financial markets or it might not be sufficiently liquid to allow you to resell your notes.

You may suffer losses because you have limited control over actions of the trust and conflicts between classes of notes may occur

The trust will pledge the receivables to the indenture trustee to secure payment of the notes. The controlling class may declare an event of default relating to a breach of a material covenant and accelerate the notes after an event of default, and waive events of default (other than failure to pay principal or interest). The controlling class may, in some circumstances, direct the indenture trustee to sell the receivables after an acceleration of the notes even if the proceeds would not be sufficient to pay all of the notes in full. If your notes cannot be paid in full with the proceeds of a sale of the receivables, you will suffer a loss.

The controlling class may terminate the servicer following a servicer termination event and may waive servicer termination events.

Noteholders that are not part of the controlling class will have no right to take these actions. Only the controlling class will have these rights. The controlling class may have different interests from the noteholders of other classes and will not be required to consider the effect of its actions on the noteholders of other classes.

For more details about the actions that the controlling class may direct, you should read "Description of the Notes — Events of Default and Acceleration" and "Servicing the Receivables and the Securitization Transaction — Resignation and Termination of Servicer."

Geographic concentration may result in more risk to you

As of the cutoff date, the billing addresses of the obligors of the receivables are concentrated by initial pool balance in the following states:

_____	................._____%
_____	................._____%
_____	................._____%
_____	................._____%

No other state is more than 5% of the initial pool balance. Economic conditions or other factors affecting states with a high concentration of receivables could adversely impact the delinquency, repossession or credit loss experience of the trust and could result in delays in payment or losses on your notes.

Delays in collecting payments could occur if Ford Credit is not the servicer

If Ford Credit resigns or is terminated as servicer, the processing of payments on the receivables and information about collections could be delayed. This could cause payments on your notes to be delayed. Ford Credit may be removed as servicer if it defaults on its servicing obligations or becomes subject to bankruptcy proceedings as described in *"Servicing the Receivables and the Securitization Transaction — Resignation and Termination of Servicer."*

The servicing fee may be insufficient to attract a replacement servicer

If Ford Credit resigns or is terminated as servicer, the servicing fee, which is calculated as a fixed percentage of the pool balance, may be insufficient to attract a replacement servicer or cover the actual servicing costs on the receivables. In particular, the amount of the servicing fee will decline each month as the pool balance declines, but the servicing costs on each account will remain essentially fixed. This risk is greatest toward the end of a securitization transaction when the pool balance has declined significantly. A delay or inability to find a replacement servicer would delay collection activities on the receivables and could delay payments and reports to the noteholders and the indenture trustee, have an adverse impact on amounts collected on defaulted receivables and ultimately lead to delays in payment or losses on your notes.

Receivables that do not comply with consumer protection laws could result in delays in payment or losses on your notes

If a receivable does not comply with U.S. federal and state consumer protection laws, the servicer may be prevented from or delayed in collecting amounts due on the receivable. Also, some of these laws may provide that the assignee of a consumer contract (such as the trust) is liable to the obligor for any failure of the contract to comply with these laws. This could result in delays in payment or losses on your notes.

For more details about consumer protection laws relating to the receivables, you should read "Some Important Legal Considerations — Legal Considerations Relating to the Contracts and the Financed Vehicles — Consumer Protection Laws."

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect each rating agency's assessment of the future performance of the receivables, the credit enhancement available for the notes and the likelihood of repayment of the notes. The notes may not perform as expected and the ratings may be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables, analytical errors or incorrect assumptions. None of the depositor, the sponsor or any of their affiliates will have an obligation to replace or supplement any credit enhancement or to take other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor hired ___ rating agencies that are nationally recognized statistical rating organizations, or "NRSROs," and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other NRSRO to assign ratings on the notes and is not aware that any other NRSRO assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO to make it possible for non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including before the closing date, and none of the sponsor, the depositor, the underwriters or any of their affiliates

will have an obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If a non-hired NRSRO assigns an unsolicited rating on the notes, it may be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

You should make your own evaluation of the future performance of the notes and the receivables, the credit enhancement available for the notes and the likelihood of repayment of the notes, and not rely solely on the ratings on the notes.

Retention of notes by the depositor could adversely affect the market value of your notes and/or limit your ability to resell your notes

The depositor may retain some of the notes. As a result, the market for a retained class of notes may be less liquid than would otherwise be the case and, if retained notes are later sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

SPONSOR AND SERVICER

General

Ford Credit was established in 1959 to provide financing for Ford vehicles and support Ford dealers. Ford Credit is a Delaware limited liability company and is a wholly-owned subsidiary of Ford.

Ford Credit provides a wide variety of automotive financing products to and through motor vehicle dealers throughout the world. Ford Credit's primary financing products are:

- *Retail financing* — purchasing retail installment sale contracts and leases from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets,

- *Wholesale financing* — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, and

- *Other financing* — making loans to dealers for working capital, improvements to dealership facilities, and to purchase or finance dealership real estate.

Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases some receivables of Ford and its subsidiaries and provides insurance services related to its financing programs.

Ford Credit earns its revenue primarily from:

- payments on retail installment sale contracts and leases that it purchases,

- interest supplements and other support payments from Ford and affiliated companies on special rate financing programs, and

- payments on wholesale and other dealer loan financing programs.

Ford Credit will be the sponsor of the securitization transaction in which the notes will be issued. Ford Credit will be the servicer of the receivables and the securitization transaction and the administrator for the trust.

As sponsor, Ford Credit will be responsible for structuring this securitization transaction, selecting the transaction parties and paying the costs of forming the trust, legal fees of some transaction parties, rating agency fees for rating the notes and other transaction costs. Ford Credit will also select the pool of receivables for this securitization transaction using the criteria described in "*Receivables — Criteria for Selecting the Receivables.*" Ford Credit will make representations about the characteristics of the receivables sold to the depositor and sold by the depositor to the trust. If Ford Credit has knowledge or is notified by the trust, the owner trustee or the indenture trustee that a representation was untrue when made and the breach has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the breach in all material respects by the end of the cure period.

For more information about the representations and repurchase obligations, you should read "Receivables – Representations About the Receivables" and "– Obligation to Repurchase Receivables for Breach."

Credit Risk Retention

The depositor will initially retain [__% of each class of notes and] the residual interest in the trust, which represents the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account. [The depositor's retention of __% of each

class of notes represents a vertical interest in the securitization transaction] The residual interest represents a first-loss interest in the securitization transaction. The depositor's retained interests will not be hedged by Ford Credit, the depositor or any of their affiliates.

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of Ford Credit and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor's requirements under Regulation RR.]

[*Combination Vertical and Horizontal Interest Option:*] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an "eligible vertical interest" and an "eligible horizontal residual interest" under Regulation RR. The depositor expects that the percentage of the "eligible vertical interest" and the percentage of the fair value of the "eligible horizontal residual interest" will equal at least five.] [*Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.*]

[*Eligible Vertical Interest Option:*] [The depositor's retention of __% of each class of notes satisfies the requirements for an "eligible vertical interest" under Regulation RR. The depositor, or another majority-owned affiliate of Ford Credit, is required to retain this interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. Ford Credit, the depositor or any of their affiliates may not hedge the retained interest during this period. The material terms of the notes are described in "*Description of the Notes.*"]

[*Eligible Horizontal Residual Interest Option:*] [The depositor's retention of the residual interest satisfies the requirements for an "eligible horizontal residual interest" under Regulation RR. The fair value of the residual interest is expected to represent at least [5][__]% of the sum of the fair value of the notes and the residual interest on the closing date. The depositor, or another majority-owned affiliate of Ford Credit, is required to retain the residual interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. Ford Credit, the depositor or any of their affiliates may not hedge the retained interest during this period. The depositor intends to retain the residual interest for the life of this securitization transaction. The material terms of the residual interest are described in "*Description of the Notes – Residual Interest.*"

The fair value of the notes and the residual interest is summarized below:

	Fair Value (Mils.)	Fair Value (%)
Class A notes	$	%
Class B notes	$	%
Class C notes	$	%
Residual Interest	$	%
Total	$	%

The sponsor determined the fair value of the notes and the residual interest using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

- *Level 1* – inputs include quoted prices for identical instruments and are the most observable,

- *Level 2* – inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

- *Level 3* –inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the residual interest is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1	__%
Class A-2[a]	__%
[Class A-2b]	one-month LIBOR + __%]
Class A-3	__%
Class A-4	__%
Class B	__%
Class C	__%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the residual interest, Ford Credit used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses, and the servicing fee. The resulting cash flows to the residual interest are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, Ford Credit made the following assumptions:

- interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2b notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of [date]].

- principal and interest cash flows for the receivables are calculated using the sub-pools and related assumptions as described in *"Maturity and Prepayment Considerations – Weighted Average Life of the Notes,"*

- receivables prepay at a __% ABS rate based on amortization resulting from both prepayments and losses. This assumption is different than the analysis described in *"Maturity and Prepayment Considerations—Weighted Average Life of the Notes,"* where amortization is due to prepayments only,

- the receivables experience cumulative net losses at the following rates per month, where the cumulative loss is expressed as a percentage of the initial pool balance:

Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss
1	%	17	%	33	%
2	%	18	%	34	%
3	%	19	%	35	%
4	%	20	%	36	%
5	%	21	%	37	%
6	%	22	%	38	%
7	%	23	%	39	%
8	%	24	%	40	%
9	%	25	%	41	%
10	%	26	%	42	%
11	%	27	%	43	%
12	%	28	%	44	%
13	%	29	%	45	%
14	%	30	%	46	%
15	%	31	%	47	%
16	%	32	%	48	%

- residual interest cash flows are discounted at [__]%.

Ford Credit developed these inputs and assumptions by considering the following factors:

- *ABS rate* – estimated considering the composition of the receivables and the performance of its prior securitized pools included in Annex A,

- *Cumulative net loss rate* – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering including the composition of the receivables, the performance of prior securitized pools included in Annex A, trends in used vehicle values, economic conditions, and the loss assumptions of the hired NRSROs. The shape of the cumulative net loss curve is based on a historical average of its prior securitized pools included in Annex A. Default and recovery rate estimates are included in the cumulative net loss assumption, and

- *Discount rate applicable to the residual cash flows* – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

Ford Credit believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the fair value calculation. The fair value of the notes and the residual interest was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when considering the fair value calculation.

Ford Credit will recalculate the fair value of the notes and the residual interest following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and of the sum of the aggregate principal amount of the notes [and the

[dollar amount] of the residual interest] will be included in the first investor report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.

Ratings of the Sponsor and Servicer

As of the date of this prospectus, Ford Credit's senior unsecured debt ratings are:

	DBRS	Fitch	Moody's	S&P
Short-term debt ratings				
Long-term debt ratings......................				
Outlook				

[Although the rating agencies have raised or indicated a more favorable outlook on Ford Credit's debt ratings recently, the rating agencies had previously lowered Ford Credit's debt ratings and may change the ratings or downgrade Ford Credit at any time.]

Based on its present ratings, Ford Credit, as servicer, will be required to deposit collections on the receivables in the collection account within two business days of applying collections to the obligor's account.

For more information about the deposit of collections, you should read "Servicing the Receivables and the Securitization Transaction — Deposit of Collections."

General Securitization Experience

Ford Credit has securitized its assets since 1988.

Ford Credit's securitization programs are diversified across asset classes and markets. Ford Credit sponsors securitization programs for retail installment sale contracts, dealer floorplan receivables and operating leases and the related vehicles. Ford Credit participates in a number of international securitization markets, including the United States, Canada, Europe (primarily in the United Kingdom and Germany), Mexico and most recently China. Ford Credit also participated in the securitization markets in Japan and Australia and other European countries.

In the United States, Ford Credit sponsors a number of securitization and structured financing programs in which it sells receivables in the public markets and in private transactions. In addition to selling receivables to trusts making registered public offerings or private placements of asset-backed securities, Ford Credit regularly sells retail installment sale contracts to a large number of multi-seller asset-backed commercial paper conduits and other banks and financial institutions.

Ford Credit securitizes its assets because the market for securitization of financial assets usually provides the company with a lower cost source of funding than other alternatives, diversifies funding among different markets and investors, and provides additional liquidity. Ford Credit meets a significant portion of its funding requirements through securitizations for these reasons. Securitization is a core component of Ford Credit's funding strategy.

For more information about Ford Credit's securitization programs and its funding strategy, please read Ford Credit's Annual Report on Form 10-K which is available on Ford Credit's website at www.fordcredit.com.

U.S. Securitization Program for Retail Installment Sale Contracts

Ford Credit has had an active publicly-registered securitization program for retail installment sale contracts since 1989 and has issued asset-backed securities in more than ___ transactions under this program. The notes offered by this prospectus are part of this program. [Ford Credit has never received a demand to repurchase any receivable backing asset-backed securities offered in this program due to a

breach of representations made about the receivables.] Repurchases of receivables due to Ford Credit's discovery of a breach of representations have been immaterial in this program. [None of the asset-backed securities offered in this program have experienced any losses or events of default and Ford Credit has never taken any action out of the ordinary in any transaction to prevent losses or events of default.]

Origination, Underwriting and Purchasing

Vehicle Financing. Ford Credit purchases completed retail installment sale contracts entered into between retail customers and motor vehicle dealers for the sale and financing of vehicles. When a customer purchases a vehicle from a dealer, the customer and the dealer agree on the purchase price of the vehicle and the purchase of any insurance, service contracts and other products offered by the dealer. If the customer elects to finance the vehicle through the dealer, the customer and the dealer decide on the amount to be financed, contract term, payment terms and finance charge rate, or APR, on the retail installment sale contract. The amount financed is the purchase price of the vehicle less any vehicle trade-in, down payment and cash payments from marketing programs offered by Ford and Ford Credit plus taxes, additional products such as insurance and service contracts, dealer installed accessories, outstanding balances on prior leases or trade-in vehicles and other fees and charges the dealer agrees to pay on behalf of the customer. Ford Credit will generally only purchase contracts from dealers if it approved the additional products financed on the contract and the providers of those products. The customer also chooses the day of the month on which monthly payments will be due and the first payment date, which generally must be within 45 days of the date the contract is signed. The dealer will determine if the customer is eligible for and will be using any marketing programs offered by Ford and Ford Credit that impact the terms of the contract, such as Ford-sponsored low-APR programs or marketing programs that allow the customer to defer payments for a limited time before beginning to make monthly payments.

Contracts originated under Ford-sponsored low-APR vehicle marketing incentive programs, or "subvened APR contracts," have financing rates below the standard financing rates that Ford Credit offers. Ford pays Ford Credit the present value of the difference between the customer's subvened rate and Ford Credit's standard financing rate. Ford and Ford Credit may also offer other forms of vehicle marketing or financing incentives, such as cash rebates to obligors, but contracts receiving these incentives are not considered subvened-APR contracts. Cash rebates may be applied toward the purchase price of the financed vehicle.

Each customer that elects to finance through the dealer completes a credit application. If the dealer is requesting Ford Credit to purchase the retail installment sale contract, the dealer submits the credit application electronically to Ford Credit through web-based systems together with information about the proposed terms of the retail installment sale contract.

Credit Application and Scoring Models. On receipt of a credit application, Ford Credit automatically obtains a credit report on the applicant from a national consumer credit bureau, which includes a credit score and other credit information. Ford Credit generally selects a credit bureau based on its assessment of which credit bureau provides the most accurate and complete credit reports in the applicant's geographic area. In some cases, the applicant is a business entity and a credit report from a commercial credit bureau is used as described in "—Commercial Accounts" below. In a small number of cases, a credit report is not available because an applicant does not have a sufficient credit history. Ford Credit also automatically obtains other information on the applicant including results of compliance and fraud checks, whether the applicant has other active credit applications submitted to Ford Credit, whether the applicant is a current or former Ford Credit customer, and in some cases, other available credit information.

If an individual applicant has sufficient recent credit history, the credit bureau data used in Ford Credit's origination scoring models includes the applicant's credit risk score often called a FICO® score. A FICO® score is generated using statistical models created by Fair Isaac Corporation and measures the likelihood than an applicant will become severely delinquent. FICO® is a registered trademark of Fair

Isaac Corporation. FICO® models are updated form time to time. Ford Credit currently uses FICO® scores designed specifically for automotive financing known as FICO® 8 scores. FICO® scores range from 250 to 900. FICO® score is a significant factor in Ford Credit's consumer origination scoring models. Loan-to-value and payment-to-income ratios are also important factors in Ford Credit's origination scoring models.

The first step Ford Credit takes on receipt of an application is to classify the applicant based on whether the applicant is an individual or business entity, the applicant's credit profile and whether the vehicle being financed is new or used. This classification determines the particular origination scoring model to be used. Ford Credit's proprietary origination scoring models assess the creditworthiness of the applicant using the information in the applicant's credit application, the proposed terms of the retail installment sale contract and the applicant's credit bureau data and other information obtained by Ford Credit. The origination scoring models are statistical tools used to differentiate credit applicants based on their probability of paying the amounts due under their contracts. The origination scoring models assign a proprietary risk score for each applicant that is used in Ford Credit's evaluation process. The origination scoring models update the applicant's risk score in real time throughout the evaluation and purchasing process if any of the inputs to the score change. Using origination scoring models does not eliminate credit risk.

Ford Credit's origination scoring models were developed internally based on Ford Credit's experience with its consumer portfolio databases of millions of contracts originated over several decades to identify key variables that predict an applicant's probability of paying the amount due under the contract. Ford Credit regularly reviews its origination scoring models to confirm the continued business significance and statistical predictability of the variables, including comparing actual and predicted performance of its retail portfolio. Ford Credit develops new origination scoring models for its consumer, commercial and commercial line of credit applicants on a regular cycle plan. Ford Credit may make adjustments to improve the performance of the origination scoring models between development cycles by uniformly changing the overall scores or modifying the weighting of selected variables.

Underwriting and Credit Evaluation. After all information is obtained and a proprietary risk score generated, Ford Credit evaluates the application to determine whether to approve it. Ford Credit's decision process is based on a judgmental evaluation of the applicant, the credit application, the proposed terms of the contract, credit bureau information, proprietary risk score and other information. The evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, customer credit history and stability as key considerations. The creditworthiness of any co-applicant or guarantor is evaluated in a similar manner to the applicant and is also considered when determining whether to approve an application.

Loan-to-value and payment-to-income ratios are also important factors in the credit evaluation process. If the financed vehicle is a new vehicle, the collateral value in the loan-to-value ratio calculation is the dealer invoice price for the vehicle. If the financed vehicle is a used vehicle, the collateral value is usually determined using the National Auto Dealers Association Official Used Car Guide or Kelley Blue Book, although another vehicle value publication or the purchase price paid by the dealer to acquire the vehicle at auction may be used in limited circumstances.

Payment-to-income ratios are calculated using the combined gross monthly income and other monthly income of the obligor and any co-obligor as reported by them in the credit application and adjusted by the results of any income verification performed by Ford Credit. Payment-to-income ratios are not calculated for commercial use contracts with business entities that do not report income on the credit application.

All credit applications are automatically entered into Ford Credit's electronic decisioning models to expedite the review of applications, promote consistent decisions and allow Ford Credit to make and communicate decisions to dealers faster and more efficiently. The electronic decisioning models separate credit applications into three categories: those to approve, those to reject and those to assign to a credit analyst for further evaluation. The category selection is made using logic that replicates the

judgmental evaluation that would be applied by an experienced credit analyst based on various combinations of factors that in Ford Credit's experience has resulted in credit analyst approval or rejection. Ford Credit regularly reviews its electronic decisioning models and makes adjustments in response to market conditions and the performance of its portfolio or to increase or decrease the percentage of applications approved or rejected. Ford Credit approves approximately 30% to 40% of credit applications through its electronic decisioning models. Failure to be approved through the electronic decisioning models does not mean that an application does not meet Ford Credit's purchasing standards. Many applications are evaluated and approved by a credit analyst although they were not categorized for approval by the electronic decisioning models.

On receipt of a credit application, the credit analyst judgmentally evaluates the credit application using uniform system processes and system based decision-making tools in the framework of Ford Credit's purchasing standards. Each credit application is reviewed separately and the credit analyst makes an individual decision based on the credit analyst's assessment of the strengths and weaknesses of the application. The credit analyst may work with the dealer to determine acceptable contract terms for applications that cannot be approved as originally submitted. The credit analyst may condition approval on the addition of a qualified co-obligor or guarantor or on modifications to the financing terms, like a higher cash down payment or a less expensive vehicle. For less creditworthy applicants, or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using Ford Credit's established procedures before the decision is made.

To support consistent credit and purchase decisions and the overall quality of the portfolio, as described in "—*Portfolio Quality*" below, Ford Credit established purchasing standards and procedures including purchase quality guidelines and risk factor guidelines that are used by its credit analysts. Purchase quality guidelines establish targets for the purchase of lower and marginal quality contracts and may be set at different levels for different geographic market areas. Risk factor guidelines provide a framework of evaluation guidelines for specific attributes of an application, including affordability measures like payment-to-income and debt-to-income ratios, FICO® score and contract term. Risk factor guidelines and purchase quality guidelines are not strict limits or requirements and the credit analysts evaluating the applications determine whether there may be other factors that, in their judgment, support approval of the application, including demonstrated ability to pay, strong credit history, prior favorable Ford Credit financing experience, residency and employment stability and eligibility for marketing programs offered by Ford and Ford Credit. For used vehicles, Ford Credit's purchasing guidelines recommend shorter contract terms for older vehicle financing. Ford Credit also uses performance monitoring software to improve process discipline and consistency of decisions. Notwithstanding these guidelines, procedures and software, the judgment of the credit analyst is the most important aspect of Ford Credit's evaluation and decision process.

Each credit analyst is assigned a maximum approval level that is based on the applicant's total outstanding balances with Ford Credit. More experienced credit analysts are assigned higher approval levels. More senior personnel review or approve any credit application that exceeds the credit analyst's approval level. More senior personnel also review or approve credit applications that contain specific characteristics or that have specific combinations of characteristics identified in Ford Credit's risk factor guidelines. Ford Credit's credit and purchase decisions are made independently of Ford, and Ford cannot require Ford Credit to approve a credit application or purchase a contract that would not otherwise be approved or purchased through Ford Credit's decision process.

Credit and purchase decisions are communicated to the dealer electronically. Approvals and rejections made through the electronic decisioning process are communicated in seconds. For credit applications not electronically approved or rejected, Ford Credit typically makes a decision within 20 minutes of receipt of an application. Less creditworthy applicants may require additional investigation and take longer before a decision can be made. Over [98]% of Ford Credit's decisions are made within one hour of receipt of an application.

Purchasing Process. For approved credit applications, dealers must submit retail installment sale contracts, signed by both the customer and the dealer, on paper or electronic forms approved by Ford Credit and determined by Ford Credit to be in compliance with law and enforceable. After the dealer submits a completed contract, the contract funding analyst, aided by Ford Credit's origination system, confirms that the terms of the contract are consistent with the application approval and checks for errors apparent in the contract disclosures made by the dealer. If the contract is consistent with the approval but contains minor errors, Ford Credit may purchase the contract and send a correction notice to the customer or obtain a signed modification from the customer. If the contract is not consistent with the approval or has more significant errors not acceptable to Ford Credit, Ford Credit returns it to the dealer for correction or a new contract.

As part of the approval process, Ford Credit establishes a "dealer discount rate" that is used to calculate Ford Credit's purchase price for the contract. This dealer discount rate is determined based on a combination of factors, including Ford Credit's proprietary risk score, the applicant's FICO® score and the contract characteristics. For commercial applicants that do not have a FICO® score, the dealer discount rate is determined based on Ford Credit's proprietary risk score. If the contract APR exceeds the dealer discount rate by more than the limits established by Ford Credit, then Ford Credit either will not purchase the contract or will reduce the APR to meet Ford Credit guidelines. In the case of subvened-APR contracts, the dealer discount rate will match the APR established by Ford. In some cases Ford Credit may approve an application for a contract with an APR lower than Ford Credit's dealer discount rate. These rate concessions generally are granted to allow dealers to offer lower APRs to qualified applicants who could obtain lower rates from other financing providers or to resolve a discrepancy in the originally quoted dealer discount rate. Ford and Ford Credit may also offer marketing programs where the dealer discount rate is determined primarily based on the specific applicant or contract characteristics rather than on the risk scores. These programs are generally offered to attract particular types of applicants, such as recent college graduates or first time buyers of Ford or Lincoln vehicles, or to promote sales of particular Ford and Lincoln vehicles.

Ford Credit pays the dealer a purchase price for the contract generally equal to the amount financed on the contract plus one or more of a set fee, a percentage of the amount financed and a portion of the finance charge on the contract. The portion of the finance charge earned by the dealer is generally calculated using the difference between the dealer discount rate set by Ford Credit and the APR on the contract.

Each dealer signs an assignment agreement with Ford Credit and represents that the contract assigned to Ford Credit is complete, all required contract disclosures were properly made and all material statements made to Ford Credit by the dealer on behalf of the customer are true. If, after investigation, these representations are later determined to be untrue, including due to fraud, Ford Credit may require the dealer to repurchase the contract and the contract is paid off in Ford Credit's receivables system, or may retain the contract and obtain a dealer guaranty in case there is a subsequent default on the contract.

Title. The assignment agreement also requires the dealer to apply immediately for a certificate of title for the financed vehicle that identifies Ford Credit as the lienholder. Ford Credit verifies that its lien is noted on the certificate of title. In most states, the verification occurs when the certificate of title is received. In the states that do not provide the certificate of title to the lienholder, Ford Credit verifies its lien through a notice from the state. Ford Credit also uses the electronic certificate of title process offered in some states that maintain electronic records of the certificate of title and lienholder information. If Ford Credit cannot verify that its lien is noted on the certificate of title within an established period of time or if the lien notation is incorrect, it uses procedures to follow up with the dealer, the customer or state vehicle regulatory agencies to properly note or correct the lien.

Types of Contracts. Most contracts purchased by Ford Credit are to finance new Ford or Lincoln vehicles that have not had their title registered. Most contracts purchased by Ford Credit are with individuals who use the financed vehicle for personal use. Ford Credit also purchases contracts to finance used vehicles, including certified pre-owned Ford and Lincoln vehicles. A certified pre-owned

vehicle must satisfy manufacturer-established mileage limits, condition requirements and routine maintenance standards and typically is still covered by the manufacturer's warranty. Certified pre-owned vehicles are eligible for manufacturer sponsored incentive marketing programs. Ford Credit may also purchase contracts to finance vehicles previously used by the dealer as a demonstrator. These vehicles are classified as used vehicles for purposes of Ford Credit's securitization transactions.

Ford Credit's standard policy is to purchase contracts with terms up to 75 months. Ford Credit may change its standard policy on existing products or introduce new financing products for retail customers in response to competitive pressures, customer demand or new business strategies.

Ford Credit classifies vehicles into categories. The car category includes sedans, hatchbacks and coupes. The light truck category includes vans, minivans and light pick-up trucks. The truck category includes medium and heavy trucks with specialty bodies. The utility category includes wagons, SUVs and cross-overs.

Contracts purchased by Ford Credit are either completed in paper form and are physically signed by the obligor or are completed in electronic form and are electronically signed by the obligor. Ford Credit maintains possession of the paper contracts in secured areas or facilities with limited access through a third party vendor. The electronic contracts are stored in a specially-designed computer system maintained by a third party vendor that identifies Ford Credit as the owner and establishes Ford Credit's "control" of the electronic contracts. All contracts purchased by Ford Credit are entered into Ford Credit's originations and receivables systems and assigned a unique account number for the life of the contract. Ford Credit considers a contract to be originated on the date the contract is signed by the obligor and finance charges begin to accrue on the contract as of that date.

Purchased contracts and related documents are electronically imaged. For electronic contracts, a separate image of the original contract is created for servicing purposes. Once imaged, the documents may be viewed on Ford Credit's systems for servicing, but may not be altered or deleted. Additional documents obtained during servicing are also added to the imaged file.

Commercial Accounts. Some of the retail contracts purchased by Ford Credit are for customers who are either business entities or individuals who use the financed vehicle for commercial purposes. Commercial customers may have multiple vehicles financed with Ford Credit. Ford Credit's origination scoring models for commercial applicants that are business entities include factors relevant to businesses and data available through commercial credit bureaus. Consumer credit bureaus do not provide data or FICO[®] scores for business entities. Commercial applications that include individuals as the applicant, co-applicant or guarantor are scored using origination scoring models that include the individual's FICO[®] score, but still factor in the commercial use of the financed vehicle. For the majority of commercial applicants the credit bureau data used in Ford Credit's origination scoring models includes the applicant's Small Business Credit Share, or SBCS[®] score, which is generated using statistical models created by Experian. The SBCS[®] score measures the likelihood that a commercial applicant will become severely delinquent and is a factor in Ford Credit's commercial origination scoring models. The SBCS[®] scores range from 0 to 100. Ford Credit currently uses the SBCS[®] Acquisition Score.

Similar to purchase decisions for personal use applicants, purchase decisions for commercial applicants emphasize ability to pay and creditworthiness, but also recognize that commercial vehicles may have specialty bodies or equipment added and are often put to more demanding uses, which may reduce the resale value of the financed vehicle. For these reasons, Ford Credit's purchase standards are often different for commercial applicants, such as by requiring larger down payments and shorter terms.

A portion of commercial customers have lines of credit that allow the customer to finance multiple vehicles up to the approved amount under pre-established terms, subject to some conditions. Credit decisions for lines of credit are reviewed annually, except that the highest quality customers may be reviewed up to every two years. Approval of lines of credit may require guaranties of the contracts financed under the line of credit.

An important difference between commercial contracts and other contracts is that commercial contracts may be included in a separate cross collateral agreement. These agreements allow Ford Credit to enforce collection and repossession rights against some or all contracts and financed vehicles with the same customer even if payments for some contracts are current. Payments or other amounts, for instance repossession sale proceeds, received that relate to a specific contract generally are applied first to that contract. Excess amounts collected for one contract may be applied to other contracts with the same customer to reduce losses.

Occasionally, Ford Credit will make a direct loan to a dealer to purchase a vehicle for dealership use, such as transporting parts or shuttling customers whose vehicles are being serviced. Although Ford Credit generally underwrites these loans in the same manner as it underwrites other commercial contracts, they are documented in a note and security agreement directly between Ford Credit and the dealer rather than a retail installment sale contract purchased from the dealer.

Portfolio Quality. Ford Credit uses its purchasing standards to manage the overall quality of its portfolio of retail installment sale contracts. More senior personnel regularly review the purchase decisions of credit analysts after a contract is purchased to ensure the purchase decisions are consistent with Ford Credit's purchasing standards and to monitor and ensure purchase quality. In addition, a specific auditing group within Ford Credit regularly reviews the underwriting process and compliance with company procedures and legal requirements.

Ford Credit uses credit performance and purchase quality reports to monitor credit quality, consistency of purchase decisions and portfolio composition, including levels of lower and marginal quality contracts, and to provide ongoing training for credit analysts. These reports are generated at a number of levels including total company, geographic region, business center, dealer and credit analyst.

Ford Credit regularly reviews and analyzes its portfolio of receivables to evaluate the effectiveness of its credit decisions and purchasing standards. If external economic factors, credit loss or delinquency experience, market conditions, consumer credit trends, customer characteristics or other factors change, Ford Credit may adjust its purchasing standards and procedures, including purchase quality guidelines and risk factor guidelines, to change the quality of its portfolio or to achieve other business objectives.

Origination Characteristics

Ford Credit's origination and purchasing policies focus on supporting the sale of new Ford vehicles. The number of contracts purchased by Ford Credit is correlated to Ford vehicle sales and is influenced by market conditions and competitive pressures. A substantial percentage of the contracts purchased by Ford Credit are originated under Ford-sponsored vehicle marketing incentive programs. As a result, changes in origination volumes and the types of contracts purchased are caused primarily by changes in sales of Ford vehicles and changes in Ford-sponsored vehicle marketing programs. The relative cost and availability of funding sources also impact Ford Credit's willingness to purchase some retail installment sale contracts and Ford Credit may limit purchases of some types of contracts for risk management purposes.

The following table contains information about the retail installment sale contracts purchased by Ford Credit from motor vehicle dealers during each of the periods indicated.

Origination Characteristics

	_____ Months Ended _____,		Year Ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Number of receivables originated......							
Aggregate original principal balance (in millions).......................	$	$	$	$	$	$	$
Weighted average[1] original term (in months)							
Original term greater than 60 months[2]..							
Weighted average[1] FICO® score at origination[3]							
Weighted average[1] FICO® score at origination[3] for original term greater than 60 months							
No FICO® score consumer[2][4]...........							
Weighted average[1] loan-to-value ratio[5]..							
Weighted average[1] payment-to-income ratio[6]							
Subvened APR receivables[2][7]							
Commercial use[2][8]............................							
New vehicles.....................................							

_____

[1] Weighted averages are weighted by the original principal balance of each receivable.
[2] As a percentage of the original principal balance of contracts purchased during the period.
[3] Excludes receivables that have obligors who did not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history. *For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*
[4] Receivables with obligors who are individuals with minimal or no recent credit history.
[5] The loan-to-value ratio for a receivable is the original amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle generally determined using a national used vehicle value publications. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*
[6] The payment-to-income ratio for a receivable is the contractual scheduled monthly payment divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about of payment-to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*
[7] Receivables originated under a Ford-sponsored low-APR marketing program.
[8] Receivables with customers who use the financed vehicle for commercial purposes. These customers may be business entities or individuals.

[The weighted average original term in months of the contracts purchased by Ford Credit increased during the periods covered in the table above due to Ford-sponsored marketing programs and strong market demand for "extended term contracts." During the periods covered in the table above contracts with terms exceeding 60 months represented approximately 35% to 50% of the principal balance of contracts purchased. The percentage of the principal balance of these contracts increased since 2011 and was approximately 47% through September 2014. The percentage of the principal balance of 75-month contracts purchased through September 2014 represented less than 1% of the principal balance of the contracts purchased.]

Ford's vehicle marketing programs typically offer customers a choice between cash rebates and subvened financing, and the customer's choice changes the proportion of subvened-APR contracts purchased by Ford Credit. The relative attractiveness to customers of a cash rebate or subvened financing depends on a number of factors including the amount of the cash rebate, the amount of the subvention and the availability in the market of low rate financing for the customer from other finance sources. The combination of these factors can lead to an increase or decrease in subvened-APR contracts purchased by Ford Credit. The principal balance of subvened-APR contracts as a percentage of all contracts purchased by Ford Credit decreased to approximately 35% in 2012 and decreased further to 24% in the first quarter of 2013, when the availability of low-rate financing from other finance sources caused more high quality customers to select Ford cash rebates, some of which were only available with Ford Credit financing, over subvened financing. The proportion of subvened-APR contracts purchased by

Ford Credit increased starting in the second quarter of 2013 as Ford-sponsored marketing programs began to emphasize low-APR financing.

During the periods covered in the table above, commercial vehicle financing accounted for approximately 9% to 20% of the principal balance of contracts purchased. From 2010 through 2013, commercial contracts increased as a percentage of the principal balance of contracts purchased as macroeconomic factors such as new home construction improved leading to an increase in commercial vehicle financing. The principal balance of contracts purchased for commercial vehicles increased in 2014, but commercial contracts as a percentage of the principal balance of contracts purchased decreased due to a greater increase in consumer originations during the same period.

During the periods covered in the table above, new vehicle contracts were approximately 81% to 89% of the principal balance of contracts purchased and used vehicle contracts were approximately 11% to 19% of the principal balance of contracts purchased. Of the used vehicle contracts purchased, certified pre-owned vehicles were about half of the principal balance of used vehicle contracts in 2011 and have increased each year since to reach over 65% in the third quarter of 2014. This increase is the result of changes to Ford-sponsored marketing programs that incentivize dealers to sell certified pre-owned vehicles.]

Material Changes to Origination, Underwriting and Purchasing Policies and Procedures

[In April 2010, Ford Credit launched new origination scoring models for commercial lines of credit to improve their performance and accuracy. As part of its regular cycle plan, Ford Credit launched new origination scoring models for consumer credit applicants in July 2010, for commercial credit applicants in November 2011 and for commercial line of credit applicants in May 2012. In October 2012, Ford Credit adjusted its consumer and commercial origination scoring models to more accurately reflect portfolio performance and macroeconomic conditions. As part of its regular cycle plan, Ford Credit again launched new origination scoring models for consumer credit applicants in December 2013.

In April 2011, Ford Credit began using FICO® scores known as "FICO® 8" after determining that the new FICO® scores improved the performance of its origination scoring models. Although the FICO® score of individual obligors may be different using FICO® 8, the average FICO® score of the contracts Ford Credit purchases did not change materially as a result of its use of FICO® 8.

In March 2012, to improve efficiencies and align its commercial originations processes, Ford Credit moved all of its commercial contract purchasing functions into the two business center locations responsible for underwriting commercial customers.

In October 2014, Ford Credit changed its standard policy and began purchasing 75-month contracts nationwide. Before this change, Ford Credit's standard policy was to purchase contracts with terms up to 72 months, but due to the competitive environment, it had purchased some 75-month contracts since March 2014 in a limited pilot program. Ford Credit began purchasing 75-month contracts nationwide after the pilot program indicated customer interest in this product. However, 75-month contracts do not meet Ford Credit's selection criteria for this transaction.]

For more details about Ford Credit's origination and underwriting policies and procedures, you should read "Sponsor and Servicer — Origination, Underwriting and Purchasing."

U.S. Servicing Experience

Ford Credit will be the servicer for the receivables and this securitization transaction. Ford Credit will be responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the servicer. Ford Credit has been the servicer for its public retail securitization program since its inception in 1989. [None of the asset-backed securities in this program have experienced any losses or events of default.] [Ford Credit has not had any material instances of noncompliance with the servicing criteria in its public retail

securitization program.] *[If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Reg AB.]*

Ford Credit services all the receivables it originates, including receivables sold in securitizations and other structured financings. Ford Credit uses technologies and has comprehensive web-based servicing policies and procedures that ensure common servicing practices and procedures are used for all receivables. These technologies, practices and procedures are described in *"— Servicing and Collections"* below. Servicing personnel do not know if a receivable they are servicing has been included in a securitization transaction.

Ford Credit's servicing and collections systems maintain records for all receivables, track application of payments and maintain relevant information on the obligors and account status. The systems also capture communications with obligors and allow management to review collection personnel activities.

As is customary in the servicing industry, Ford Credit engages vendors, including affiliates, to perform some servicing processes. These processes include processing monthly lockbox payments from customers, providing telephonic payment systems, monitoring notation of Ford Credit's lien on certificates of title for financed vehicles, imaging customer documents, storing paper and electronic contracts, providing customer communications and notifications and early stage collections support and performing data entry and administrative functions. Ford Credit requires all vendors to follow processes set by Ford Credit or agreed to between Ford Credit and the vendor and regularly monitors them for compliance. Vendors do not have the discretion to make decisions that would materially affect agreed on processes, amounts collected or the timing for amounts applied to obligor accounts. Ford Credit believes these vendors could be easily replaced, if necessary. Some vendors perform their services from locations outside the United States.

Ford Credit also contracts with a network of outside contractors to repossess vehicles and to collect some deficiencies for charged off accounts. Ford Credit uses web-based auctions and auction houses engaged by Ford to prepare and sell repossessed vehicles at auction. These contractors are monitored for compliance with the contracts, but due to the nature of these relationships, these contractors do not always follow established Ford Credit procedures.

As servicer of the securitization transaction, Ford Credit will prepare monthly investor reports, provide payment instructions to the indenture trustee and prepare annual compliance reports.

Servicing and Collections

General. Ford Credit services the receivables from its centralized business centers and specialty servicing centers in the United States. Ford Credit's servicing operations are divided into three areas — account services, collections and vehicle liquidations. The account services area handles non-collection related customer requests. The collections area has two main functions — early stage delinquency, which includes account maintenance and late stage delinquency, which focuses on loss prevention. Ford Credit's collection operations are supported by workforce scheduling software, call monitoring software, auto dialing technology, collection systems and workflow operating systems.

Ford Credit has a specialty service center for collection of charged off accounts and a centralized customer service center. Ford Credit uses specialty teams in its servicing operations for some functions such as total loss insurance claims, vehicle skip tracing, multiple account customers, accounts with bankrupt customers and repossession reinstatements. One or more of these functions may be located in a single center.

Payments and Application of Payments. Ford Credit encourages obligors to make payments electronically, including through direct debit, online payment applications or telephone payment. Obligors who do not pay electronically are instructed to send their monthly payments to one of several lockbox locations.

Ford Credit applies almost all payments that are received before the designated processing time on each business day to an obligor's account on the day payment is received. By the end of the next business day, Ford Credit researches, matches and applies most payments that do not include enough information to match an account. A specialized group at Ford Credit researches, matches and applies the remaining small number of payments that have not been matched to an account.

If a payment is applied to a customer's account but is later reversed or if a misapplied payment is corrected, an account may have negative collections for the period.

Behavior Scoring Models. Ford Credit uses behavior scoring models to assess the probability of payment default for each receivable and implements collection efforts based on its determination of the credit risk of the obligor on the payment due date. The behavior scoring models assess a number of variables including origination characteristics, customer history, payment patterns and periodically updated credit bureau information. Based on data from the behavior scoring models, contracts are grouped by risk category for collection. These categories determine how soon an obligor will be contacted after a payment becomes delinquent, how often the obligor will be contacted during the delinquency and how long the account will remain in early stage collections before it is transferred to late stage collections where a more experienced customer service representative follows the account until the delinquency is resolved. Ford Credit develops new behavior scoring models on a regular cycle plan and regularly reviews the models to confirm the continued business significance and statistical predictability of the variables. Ford Credit may make adjustments to improve the performance of the behavior scoring models between development cycles by uniformly changing the overall scores or modifying the weighting of select variables.

Servicing and Collections. Most of the receivables are paid without any additional servicing or collection efforts. If an account becomes delinquent, Ford Credit will attempt to contact the obligor to determine the reason for the delinquency and identify the obligor's plans to resolve the delinquency. Most delinquent accounts are resolved because the obligor makes the past due payment. If the obligor cannot make the past due payment Ford Credit frequently will extend the contract to allow an obligor to continue to make the normal monthly payments or the obligor may request and process a payment extension online.

A payment extension defers one or more past due payments and moves the scheduled maturity date by the number of months extended. The length of the payment extension is typically one month, however extensions of up to three months may be granted and multiple payment extensions may be given over the term of the contract. Following a payment extension, the account generally is no longer considered delinquent. Ford Credit will generally grant a payment extension if the obligor's payment problem is temporary, the obligor has an income source for making the next payment and the obligor made at least one payment since contract inception and at least six payments between payment extensions. A payment extension that does not comply with these guidelines must be approved by appropriate personnel and are reviewed regularly by servicing managers. When allowed by state law, Ford Credit usually collects a fee on extensions and additional interest will be earned on the extended contracts. Each month Ford Credit grants payment extensions on about 1 to 2% of the retail installment contracts in its portfolio.

Alternatively, Ford Credit may rewrite a contract if the obligor cannot make the past due payments. A rewrite is a refinancing of the obligor's outstanding balance typically with a longer contract term and sometimes a different interest rate. Ford Credit's guidelines for granting rewrites include requirements that the obligor has a stable source of income and that all original parties remain on the contract and sign an amendment to the contract unless more senior personnel approve it. Ford Credit may reschedule an obligor's payments if the obligor makes a large prepayment or a large insurance payment is received. A reschedule generally means a reduction of the amount of the monthly payment over the same contract term.

From time to time Ford Credit may offer promotional extensions to obligors whose contracts meet the eligibility criteria established by Ford Credit, including limits on delinquency. For example, an extension

of up to three months may be offered to obligors who live in an area affected by a natural disaster, such as a flood, hurricane or tornado. Ford Credit also may offer seasonal extensions and administrative extensions for one month.

Ford Credit may allow an obligor to change the monthly payment due date typically by not more than 30 days, if, for example, the day on which the obligor is paid by their employer changes. A due date change is not allowed for accounts more than 30 days delinquent.

Occasionally, a new obligor may assume the obligations under a retail installment sale contract with the original obligor either still liable or released from the terms of the contract. In rare instances, Ford Credit may permit a substitution of the financed vehicle.

Ford Credit uses periodic management reports on delinquencies, extensions, rewrites and other measurements and operating audits to maintain control over the use of collection actions. Ford Credit's servicing policies and procedures may change over time. Ford Credit regularly tests new servicing procedures on controlled portions of its receivables to develop and refine its servicing procedures. Areas tested include timing and frequency of collection calls and when it is more effective for the account maintenance team or the loss prevention team to contact the obligor. If a test shows that a new procedure is an improvement over the existing procedure, the new servicing procedure is applied to the entire portfolio.

Customer Service and Complaint Handling. Ford Credit provides general account services to customers who contact its centralized customer service center by phone, email, or in writing. Services provided include processing address and due date changes, providing account payoff information and early stage collection support. The customer service center also supports Ford Credit's online account manager application that allows customers the opportunity to self-service their accounts. Ford Credit may also receive complaints from customers about the origination and servicing of their contract, including complaints about the dealer. Customer complaints are handled by customer service and collections personnel, including a dedicated customer relations team, who are experienced and empowered to resolve customer issues. These personnel use a defined escalation process to ensure customers have a means to further address concerns, as appropriate. All complaints received are entered into a complaint tracking system for tracking and reporting purposes. Reports are monitored by senior operations management to promote uniform, consistent, and timely handling and to identify and implement process improvements.

Repossession and Charge Off. Ford Credit makes reasonable efforts to collect on delinquent contracts and to keep contracts current. Repossession is considered only after other collection efforts have failed. While some obligors voluntarily surrender their vehicles to Ford Credit, self-help repossession is the method used by Ford Credit in most cases and usually occurs by an independent contractor taking possession of the financed vehicle. On average, Ford Credit repossesses the financed vehicle when the account is between 55 and 70 days delinquent, but may repossess earlier or later depending on the risk of the account or other circumstances. Following repossession, the obligor may redeem the vehicle and, in some states, may reinstate its contract under a mandatory reinstatement right before the vehicle is sold. To minimize credit losses, Ford Credit may allow some obligors to reinstate their contracts even in states where the reinstatement right does not apply.

The vast majority of repossessed vehicles are sold at a physical or online auction and the net sale proceeds are applied to the outstanding balance of the contract. Ford Credit works with the vehicle remarketing department of Ford to manage the disposal of repossessed vehicles and seeks to maximize net sale proceeds, which equals gross auction proceeds less auction fees and costs for reconditioning and transporting the vehicle to auction. On average, vehicles are sold at auction within 30 to 40 days of repossession. A small number of repossessed vehicles are sold through other means. For example, some heavily damaged vehicles are sold for salvage or scrap and some vehicles may be sold directly to an insurance company if a claim has been filed on the repossessed vehicle. Also, some vehicles with a limited resale market, such as some medium and heavy trucks and vehicles with specialty equipment, may be sold through a targeted bidding process to maximize proceeds from the sale.

After standard collection efforts are exhausted and all collections, including net sale proceeds, refunds on cancelled service contracts and insurance products and insurance claims, are applied, Ford Credit charges off any remaining balance owed by the obligor. In a limited number of cases, an obligor or a financed vehicle cannot be located after skip tracing and the remaining balance owed by the obligor is charged off as a skip account. Ford Credit may charge off the remaining balance owed by the obligor if the cost of collection exceeds the balance owed by the obligor and will not pursue further collection of the contract.

Ford Credit continues to pursue collection of deficiency balances and skip accounts after charge off through its specialty service center for charged off contracts. Collection activities generally are continued until the contract is paid or settled in full, the contract is determined to be uncollectible due to bankruptcy of the obligor or for other reasons, the obligor dies without a collectible estate or the statute of limitations expires. After several cycles of collection activity on charged off contracts, Ford Credit typically sells them as a final effort to realize value.

Ford Credit may release the security interest in the financed vehicle to an insurer to receive proceeds from insurance covering the financed vehicle or following repossession of the vehicle, discounted settlement of the contract or abandonment of its rights in the financed vehicle.

Bankruptcy Accounts. When Ford Credit is notified that an obligor has filed for bankruptcy, the account is moved to its specialty team for accounts with bankrupt obligors. Restrictions of the U.S. federal bankruptcy laws, including the automatic stay, generally prohibit Ford Credit from taking any collection action against the obligor or the financed vehicle without court approval. In a Chapter 7 bankruptcy, the most common form of bankruptcy, the obligor is generally required to reaffirm its obligations, redeem the financed vehicle for a lump sum or return the financed vehicle. If a contract is reaffirmed by the obligor, it will be returned to normal servicing. In a Chapter 13 bankruptcy, the plan of reorganization usually requires the obligor to make payments over a three-year to five-year period. The payments required will be based on either the full contract balance or the value of the financed vehicle at the time of bankruptcy, depending on the time between the obligor's purchase of the financed vehicle and the bankruptcy filing and whether the debt was incurred for personal or other use. When the payments required under the plan of reorganization are completed and any additional legal requirements are satisfied, the obligor is discharged from liability for any remaining balance under the contract and Ford Credit charges off any remaining balance.

Delinquency, Repossession and Credit Loss Experience

The following table shows Ford Credit's delinquency, repossession and credit loss experience for its portfolio of retail installment sale contracts. The table includes contracts sold in securitizations and other transactions that Ford Credit continues to service. Delinquency, repossession or credit loss experience may be influenced by a variety of economic, social, geographic and other factors beyond the control of Ford Credit. It is not certain that the delinquency, repossession or credit loss experience of a particular pool of retail installment sale contracts will be similar to the historical experience shown below or that any trends shown in the table will continue for any period.

[Repossessions as a percentage of average number of contracts outstanding decreased each year since 2010. Starting in 2010, aggregate net losses decreased reflecting lower loss severity and fewer contracts charged off. Aggregate net losses stabilized in the second half of 2012, increased in 2013 due to higher loss severity and remained at a similar level through September 2014 Net losses as a percentage of average portfolio outstanding decreased each year from 2010 to 2012 primarily due to fewer contracts charged off and lower loss severity resulting from improved auction values. In 2013, net losses as a percentage of average portfolio outstanding increased, primarily due to higher loss severity resulting from a decline in auction values offset partially by fewer contracts charged off and, adjusted for seasonality, that trend continued through September 2014. Average net loss on contracts charged off began to decline in 2010 and continued to decline through 2012 primarily due to higher auction values for used vehicles. Average net loss on contracts charged off increased in 2013 and through September 2014. This increase was primarily due to lower auction values for used vehicles, especially luxury

vehicles and vehicles with more expensive option packages, and lower average number of months in the portfolio before repossession as a result of the increase in the average portfolio outstanding, and, adjusted for seasonality, that trend continued through September 2014.   Auction values remain variable and can be seasonal.]

Delinquencies, repossessions and credit losses are shown as a percentage of Ford Credit's portfolio of retail installment sale contracts. Over the periods shown, the portfolio size increased as new contracts were originated and decreased as existing receivables were paid down or liquidated. The delinquency, repossession and credit loss percentages for a particular pool of contracts originated in any period may differ from the portfolio experience shown in the following table.

Delinquency, Repossession and Credit Loss Experience

	_______ Months Ended __________,		Year Ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Average number of contracts outstanding[1]							
Average portfolio outstanding (in millions)[2]	$	$	$	$	$	$	$
Delinquencies							
Average number of delinquencies[3]							
31 - 60 days							
61 - 90 days							
91 - 120 days							
Over 120 days							
Average number of delinquencies as a percentage of average number of contracts outstanding							
31 - 60 days	%	%	%	%	%	%	%
61 - 90 days	%	%	%	%	%	%	%
91 - 120 days	%	%	%	%	%	%	%
Over 120 days	%	%	%	%	%	%	%
Aggregate principal balance of delinquent contracts as a percentage of portfolio outstanding[3][4]							
31 - 60 days	%	%	%	%	%	%	%
61 - 90 days	%	%	%	%	%	%	%
91 - 120 days	%	%	%	%	%	%	%
Over 120 days	%	%	%	%	%	%	%
Repossessions and Credit Losses							
Repossessions as a percentage of average number of contracts outstanding[7]	%	%	%	%	%	%	%
Aggregate net losses (in millions)[5]	$	$	$	$	$	$	$
Net losses as a percentage of average portfolio outstanding[7]	%	%	%	%	%	%	%
Net losses as a percentage of gross liquidations[6]	%	%	%	%	%	%	%
Number of contracts charged off							
Number of contracts charged off as a percentage of average number of contracts outstanding[7]	%	%	%	%	%	%	%
Average net loss on contracts charged off	$	$	$	$	$	$	$

(1) Average of the number of contracts outstanding at the beginning and end of each month in the period.

(2) Average of the aggregate principal balance of contracts outstanding at the beginning and end of each month in the period.

(3) Average of the number of contracts delinquent at the beginning and end of each month in the period. The period of delinquency is the number of days that more than $49.99 of a scheduled monthly payment is past due, excluding accounts with bankrupt obligors and accounts that have been repossessed or charged off.

(4) Aggregate principal balance at the end of the period over the aggregate principal balance of all contracts outstanding at the end of the period.

(5) Net losses are equal to the aggregate balance (principal plus accrued finance and other charges) of all contracts that the servicer determined to be uncollectible in the period less any amounts received in the period on contracts charged off in the period or any prior periods. [Beginning in 2012, net losses excluded all external costs for repossession of the vehicle before charge off and included all external costs for the disposition of the vehicle after charge off. Before 2012, net losses excluded all external costs for repossession and disposition of the vehicle before charge off and included all external costs for continued collection efforts or repossession and disposition of the vehicle after charge off.

An estimated loss is recorded at the time a vehicle is repossessed and this estimated loss is adjusted to reflect the actual loss after the vehicle is sold.] Realized losses for a securitized pool of contracts for any period are equal to the aggregate principal balance of all contracts that the servicer determined to be uncollectible in the period less any amounts received in the period on contracts charged off in the period or any prior periods. In addition, realized losses for a securitized pool of contracts include all external costs for repossession and disposition of the vehicles in that pool because the servicer may be reimbursed for these costs. Therefore, realized losses for a securitized pool of contracts may be higher or lower than net losses for those contracts.

(6)   Gross liquidations are cash payments and charge offs that reduce the outstanding balance of a contract.

(7)   For non-annual periods, the percentages are annualized.

Material Changes to Servicing Policies and Procedures

[In March 2011, Ford Credit completed a consolidation of one of its loss prevention specialty centers into an existing business center as the loss performance improved on its portfolios. In March 2012, Ford Credit moved all of its commercial contract loss prevention collections into the two business center locations responsible for underwriting and purchasing commercial contracts to leverage the commercial expertise of personnel in those locations.

As part of its regular cycle plan, Ford Credit launched new consumer behavior scoring models in August 2011 and in September 2013. Ford Credit launched new commercial behavior scoring models for its commercial portfolio in January 2013.]

For more details about Ford Credit's servicing policies and procedures, you should read "Sponsor and Servicer — Servicing and Collections."

Repurchases of Receivables – Prior Securitized Pools

The transaction documents for prior securitizations of retail installment sale contracts sponsored by Ford Credit require Ford Credit or the depositor to repurchase a receivable for breach of the representations made about the receivables that has a material adverse effect on the receivable and is not corrected within the cure period. During the three-year period ended _____, 20__, [neither Ford Credit nor any of the depositors, the indenture trustees or the owner trustees for those securitizations received a demand to repurchase any receivable in those securitizations.] [*If applicable, Rule 15Ga-1(a) information to be provided*]. Ford Credit, as securitizer, discloses all repurchase demands and related activity on SEC Form ABS-15G. Ford Credit filed its most recent Form ABS-15G with the SEC on February __, 20__. Ford Credit's CIK number is 0000038009.

Static Pool Information—Prior Securitized Pools

Annex A contains static pool information about prior pools of retail installment sale contracts securitized by Ford Credit. The information in Annex A consists of summary information about the original characteristics of the prior securitized pools, cumulative losses, prepayments and delinquency data for the prior securitized pools and as graphical presentation of the data. The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of the pool of receivables in this securitization transaction. This is because Ford Credit's portfolio of retail installment sale contracts, from which the securitized pools are selected, changes over time. [Despite these differences, the prior securitized pools are generally comparable to the receivables in this securitization transaction because these changes have not been significant and Ford Credit's origination, underwriting and purchasing policies and servicing policies have been generally consistent over time.]

[Based on Ford Credit's experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of retail installment sale contracts are contracts with original terms greater than 60 months, FICO® score, loan-to-value ratio, payment-to-income ratio, subvened APR contracts and commercial use contracts. A securitized pool with a higher percentage of longer term contracts, higher loan-to-value and payment-to-income ratios, or lower FICO® scores may perform worse comparatively. A securitized pool with higher percentages of subvened APR contracts and commercial use contracts may perform better comparatively. Given the consistency of these characteristics across the prior securitized pools and the pool of receivables in this securitization transaction, any difference in performance in the pool of receivables compared to prior securitized pools

may be more influenced by general macroeconomic conditions than differences in these characteristics. In addition, while the historical loss performance of commercial use contacts has been comparatively better than for personal use contracts, commercial use obligors are generally small businesses or self-employed and may experience more severe loss performance in an economic or industry specific downturn.]

[In addition, although the selection criteria used for the retail installment sale contracts in the prior securitized pools have changed over time, these changes do not diminish the general comparability of the prior securitized pools to the pool of receivables in this securitization transaction.] Losses, prepayments and delinquencies for the pool of receivables in this securitization transaction may differ from the information shown in Annex A for prior securitized pools.

RECEIVABLES

The following description of the receivables summarizes certain parts of the transaction documents, including the purchase agreement, the sale and servicing agreement, the indenture and the asset representations review agreement, but is not a complete description of these agreements. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Trust Assets

The primary assets of the trust will be a pool of receivables consisting of retail installment sale contracts secured by new and used cars, trucks and utility vehicles. On the closing date for a securitization transaction, Ford Credit will sell the receivables and other related assets to the depositor, and the depositor will sell the receivables and other related assets to the trust. The trust assets will be pledged by the trust to the indenture trustee for the benefit of the noteholders.

The trust assets will be:

- the receivables,

- collections on the receivables applied on or after the cutoff date, including rebates of costs or premiums on cancelled warranty, protection plans, insurance policies or similar products included in the amount financed,

- security interests in the financed vehicles,

- proceeds from insurance policies covering the financed vehicles or the obligors,

- rights under the transaction documents for the repurchase of ineligible receivables and purchase of servicer impaired receivables and servicer modified receivables,

- rights to funds and investments in bank accounts of the trust,

- rights under the transaction documents to credit enhancements described in this prospectus, and

- all proceeds of the above.

The "initial pool balance" for the trust will be the aggregate principal balance of the receivables on the cutoff date. The "pool balance" as of the last day of any month will be the aggregate principal balance of the receivables on that day excluding purchased and repurchased receivables. The "principal balance" of a receivable as of the cutoff date or the last day of any month means the amount financed, less:

- collections applied to reduce the principal balance of the receivable, and

- any amounts charged off on the receivable.

Criteria for Selecting the Receivables

The receivables were randomly selected by Ford Credit from its U.S. portfolio of retail installment sale contracts that meet the selection criteria. Ford Credit did not use selection procedures believed to be adverse to the noteholders in selecting the receivables from its portfolio of receivables that meet the selection criteria. The selection criteria include that, as of the cutoff date, each receivable:

- is a simple interest receivable with level monthly payments,

- has an original term of not greater than [72] months,

- is secured by a car, light truck or utility vehicle,

- is currently not more than 30 days delinquent (Ford Credit considers a receivable delinquent if more than $49.99 of a scheduled payment is overdue), although it may have been more than 30 days delinquent in the past,

- has not been granted a payment extension or rewritten, and

- is not subject to a bankruptcy proceeding.

[Ford Credit changed its selection criteria for the securitization transactions included in Annex A over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices.] Ford Credit's portfolio of retail installment sale contracts available for this securitization program changes over time as a result of changes in Ford Credit's origination, underwriting and purchasing policies, Ford marketing programs and Ford Credit's sales of receivables in securitization and other funding transactions and programs, some of which may use different selection criteria than this program. Ford Credit does not consider any of the receivables to be exceptions to its purchasing and underwriting standards described in *"Sponsor and Servicer — Originating, Underwriting and Purchasing."*

Types of Receivables

All of the receivables will be simple interest receivables. A "simple interest receivable" amortizes the amount financed or principal of the receivable over a series of payments. Payments under a simple interest receivable are applied first to interest accrued to the date of payment and then to reduce the principal balance. Each payment consists of interest and a portion of the principal. The interest amount of a payment is calculated by multiplying the unpaid principal balance of the receivable by its APR and by the number of days (as a fraction of a calendar year) since the prior payment was paid. The principal amount of a payment will be equal to the remainder of the payment. A simple interest receivable may be prepaid without penalty. The obligor will be required to pay interest on the receivable only to the date of prepayment.

If an obligor makes a payment before its scheduled due date, the portion of the payment allocable to interest will be less than it would have been had the payment been made as scheduled because less interest will have accrued, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor makes a payment after its scheduled due date, the portion of the payment allocable to interest will be greater than it would have been had the payment been made as scheduled because more interest will have accrued, and the portion of the payment applied to reduce the principal balance will be correspondingly less.

All of the receivables will require equal monthly payments. The obligor pays a fixed monthly payment until the final scheduled payment date, at which time the amount of the final payment is increased or decreased as necessary to repay the then unpaid principal balance due to the timing of payments made over the term of the contract, payment extensions or partial prepayments.

Composition of the Receivables

The following tables show the characteristics or distributions of some characteristics of the pool of receivables on the cutoff date. The percentages in the following tables may not sum to 100.00% due to rounding.

Number of Receivables	
Initial Pool Balance	$
Principal Balance:	
Average	$
Highest	$
Lowest	$
Original Amount Financed:	
Average	$
Highest	$
Lowest	$
Annual Percentage Rate (APR):	
Weighted average[1]	%
Highest	%
Lowest	%
Original Term:	
Weighted average[1]	months
Original term greater than 60 months (by initial pool balance)	%
Longest	months
Shortest	months
Remaining Term:	
Weighted average[1]	months
Remaining term greater than 60 months (by principal balance)	%
Longest	months
Shortest	month[s]
Scheduled Weighted Average Life[2]	years
Weighted Average Months After Origination (Seasoning)[1]	months
Credit Score:	
Weighted average[1] FICO® score[3] at origination...	
Weighted average[1] FICO® score[3] at origination for receivables with original terms greater than 60 months..........................	
Percentage FICO® score less than 650 (by initial pool balance).........................	%
Percentage No FICO® score consumer[4] (by initial pool balance)	%
Weighted Average[1] Loan-to-Value Ratio[5] at Origination:	
Weighted Average[1] Payment-to-Income Ratio[6] at Origination	
Financed Vehicle — Subvened APR Receivables[7]	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — Commercial Use[8]:	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — New:	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — Used:	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — Car[9]:	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — Light Truck[9]:	
Aggregate principal balance	$
Percentage of initial pool balance..	%
Financed Vehicle — Utility[9]:	
Aggregate principal balance	$
Percentage of initial pool balance..	%

---

[1]   Weighted averages are weighted by the principal balance of each receivable on the cutoff date.

[2]   The weighted average life of the receivables is calculated by (a) multiplying the scheduled principal payments by the number of months from the cutoff date, (b) adding the results, (c) dividing the sum by 12 and (d) dividing the result by the initial pool

balance, and based on the assumption that payments are due on the first day of the month, all receivables pay as scheduled, starting one month from the cutoff date, with no delays, defaults or prepayments.

(3) Excludes receivables representing ___% of the initial pool balance that have obligors who did not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history. For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing." It is not certain that FICO® scores will be an accurate predictor of the likelihood of repayment of the related receivable or that any obligor's credit score would not be lower if obtained as of the cutoff date.

(4) Receivables with obligors who are individuals with minimal or no recent credit history.

(5) The loan-to-value ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle determined using a national used vehicle value publication, or the purchase price paid by the dealer at auction. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

(6) The payment-to-income ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about payment -to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

(7) Receivables originated under a Ford-sponsored low-APR marketing program.

(8) Receivables with customers who use the financed vehicle for commercial purposes. These customers may be business entities or individuals.

(9) Car includes sedans, hatchbacks and coupes. Light truck includes vans, minivans and light pick-up trucks. Utility includes wagons, SUVs and cross-overs. Vehicles other than Ford, Lincoln and Mercury vehicles, representing ___% of the initial pool balance, are not categorized by Ford Credit and are excluded from these categories.

Distribution by Original Term of the Receivables

Original Term (months)	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
0 – 24			
25 – 36			
37 – 48			
49– 60			
61 – 72			
Total..		$	%

Distribution by FICO® Score of the Receivables[1]

FICO® Score[2] Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Greater than 749		$	%
700 – 749			
650 – 699			
600 – 649			
Less than 600...			
Commercial[3]			
No FICO® score[4]...			
Total..		$	%

_____
(1) The table shows the distribution of the receivables by FICO® score of obligors on their origination dates.

(2) *For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."* It is not certain that FICO® scores will be an accurate predictor of the likelihood of repayment of the related receivable or that an obligor's credit score would not be lower if obtained as of the cutoff date.

(3) Represents receivables with obligors that do not have FICO® scores because they are not individuals and that use financed vehicles for commercial purposes. For a description of commercial accounts, you should read *"Sponsor and Servicer – Commercial Accounts."*

(4) Represents receivables with obligors who are individuals with minimal or no recent credit history.

Distribution by Loan-to-Value Ratio of the Receivables

Loan-to-Value Ratio[1] Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Less than 86%		$	%
86 – 100			
101 – 115			
116 – 130			
Greater than 130			
Total..		$	%

_____

[1] The loan-to-value ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle determined using a national used vehicle value publication, or the purchase price paid by the dealer at auction. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

Distribution by Payment-to-Income Ratio of the Receivables

Payment-to-Income Ratio[1] Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Less than 11%		$	%
11 – 15			
16 – 20			
Greater than 20			
Unavailable[2]...			
Total..		$	%

_____

[1] The payment-to-income ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about payment -to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

[2] Payment-to-income ratio cannot be calculated for obligors that are business entities, because they do not report income on credit applications.

Distribution by APR of the Receivables

APR Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
0.00 – 0.99%		$	%
1.00 – 1.99			
2.00 – 2.99			
3.00 – 3.99			
4.00 – 4.99			
5.00 – 5.99			
6.00 – 6.99			
7.00 – 7.99			
8.00 – 8.99			
9.00 – 9.99			
10.00 – 10.99			
11.00 – 11.99			
12.00 – 12.99			
13.00 – 13.99			
14.00 – 14.99			
15.00 – 15.99			
16.00 – 16.99			
17.00 – 17.99			
18.00 – 18.99			
19.00 – 19.99			
20.00 – 24.99			
25.00 – 29.99			
Total		$	%

Geographic Distribution of the Receivables on the Cutoff Date[1]

State	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
		$	%
Total		$	%

---
[1] The table shows the states with concentrations greater than 3.00% of the initial pool balance based on the billing addresses of the obligors.

Distribution by Make, Model and Vehicle Type of the Receivables[1]

Make	Model	Vehicle Type	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
				$	%
Other					
Total				$	%

_____
[1]   The table shows models representing greater than 1.00% of initial pool balance.

[Asset-Level Data About the Receivables

[To be included for offerings after November 22, 2016:]

The depositor prepared asset level data for the receivables and filed it with the SEC on Form ABS-EE. The Form ABS-EE is incorporated by reference into this prospectus. The asset data file contains detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status. Investors should carefully review the asset level data. The depositor will prepare updated asset level data on a monthly basis and will file it with the SEC on Form ABS-EE. The depositor's CIK number is 0001129987.

For more details about the monthly asset level data, you should read "Monthly Reports."]

Depositor Review of Receivables

The depositor performed a review of the receivables designed and effected to provide reasonable assurance that the disclosure about the receivables in this prospectus is accurate in all material respects. This review consisted of a statistical data review, a contract review, reviews of data and information by securitization funding personnel and reviews of factual information by senior management and legal office personnel of Ford Credit, and is supported by Ford Credit's business and systems control processes. The depositor consulted with, and was assisted by, responsible personnel of Ford Credit in performing the review. The depositor also engaged a third party to assist it in its statistical data review and the contract review using procedures designed and established by the depositor and determined by the depositor to be sufficient for purposes of its review of the receivables. The depositor takes full responsibility for the review of the receivables, the work performed by Ford Credit and third parties and the findings and conclusions of that review.

The depositor completed a multistep quality assurance review of the receivables selected for this securitization transaction in which Ford Credit securitization funding personnel applied systemic and manual filters to confirm that the receivables meet the selection criteria described in *"Receivables – Criteria for Selecting the Receivables"* as of the cut-off date. As part of the pool selection process, the data and information about the receivables that was transferred from Ford Credit's receivables system and other system sources to Ford Credit's securitization system was systematically verified back to the source systems and the depositor found no discrepancies.

[For offerings after November 22, 2016, description of review of asset level data filed on Ford ABS-EE to be included.]

The pool composition and stratification tables in *"Summary – Receivables"* and *"Composition of the Receivables"* were systematically created by Ford Credit's securitization system or calculated from data in Ford Credit's securitization system or other source data by Ford Credit's securitization funding personnel. Ford Credit securitization funding personnel reviewed and verified the data and information in these tables as consistent with the data and information from Ford Credit's securitization system and other source data. In addition, the data and information in these tables were recalculated and confirmed to be consistent with the data and information from the securitization system and other source data. The depositor found no discrepancies in the pool composition and stratification tables.

The depositor reviewed a sample of __ contract files randomly selected from the retail installment sale contracts in the receivables pool and compared specific contract information in the sample contracts relevant to the data and information about the receivables in this prospectus to the same information in Ford Credit's receivables system. The depositor found ___ error[s] out of ____ data points reviewed or compared in the sample contracts. The depositor considers that the review indicates no systemic errors in the receivables data or other errors that could have a material adverse effect on the data and information about the receivables in this prospectus.

The depositor confirmed with senior management and legal office personnel of Ford Credit that they performed a comprehensive management and legal review of the information about the receivables in this prospectus. Senior managers and legal office personnel reviewed and confirmed as accurate the descriptions of the general information about the receivables and how they were originated.. Ford Credit legal office personnel also reviewed and confirmed that the descriptions of the material terms of the receivables accurately reflect the terms of the forms of retail installment sale contracts purchased by Ford Credit, that the descriptions of the legal and regulatory considerations that may materially affect the performance of the receivables accurately reflect current federal and state law and regulations and case law precedents and that the summary of the representations and the remedies available for breach of these representations accurately reflect the terms of the securitization transaction documents.

The depositor's review of the receivables is supported by Ford Credit's extensive control processes used in the day-to-day operation of its business. These controls include financial reporting controls required by the Sarbanes-Oxley Act, regular internal audits of key business functions, including receivables contract purchasing, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions, contract purchases and securitization processes. In addition, Ford Credit uses an integrated network of computer applications to ensure that information about the receivables is accurately entered, captured and maintained in its receivables and other systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately. All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures.

After completion of the review described above, the depositor concluded that it has reasonable assurance that the disclosure about the receivables in this prospectus is accurate in all material respects.

Representations About the Receivables

As sponsor, Ford Credit will make representations to the depositor about each receivable. Generally, these representations relate to the origination of the receivable, the characteristics of the receivable, legal compliance, terms of the contract and status of the contract, as well as the selection criteria described in *"— Criteria for Selecting the Receivables"* above. In addition, the representations include:

- each receivable was originated and has been serviced in compliance with laws in all material respects,

- Ford Credit has a first priority perfected security interest or begun procedures that will result in the perfection of a first priority security interest in the related financed vehicle in favor of Ford Credit, and

- each receivable is an enforceable payment obligation of the obligor and the obligor has not asserted a right of rescission, setoff or defenses against the receivable.

In addition, Ford Credit will make representations about the entire pool of receivables and other property sold to the depositor, including that:

- immediately before the sale of the receivables and other property to the depositor, Ford Credit had, and immediately following the sale the depositor will have, good title to the receivables and other property, free and clear of liens not permitted by the transaction documents, and

- following the sale of the receivables and other property to the depositor, the depositor will have a first priority perfected security interest in the receivables and the other property.

The depositor will make similar representations about each receivable and the pool of receivables and other property to the trust.

Obligation to Repurchase Receivables for Breach

If any representation made by Ford Credit or the depositor about a receivable was untrue when made, the receivable was not eligible to be sold by Ford Credit to the depositor or by the depositor to the trust. If either Ford Credit or the depositor has actual knowledge, or receives notice from the trust, the owner trustee or the indenture trustee, that any representation made by it was untrue when made and the breach has a material adverse effect on the receivable, it will be allowed to correct the breach. If either Ford Credit or the depositor, as applicable, fails to correct the breach in all material respects by the end of the second month following the month it learns of the breach, it must repurchase the receivable on or before the payment date following the end of the cure period by depositing in the collection account an amount equal to the remaining principal balance of the receivable plus 30 days of interest at the related APR.

Ford Credit and the depositor will be considered to have actual knowledge of a breach if a designated employee of Ford or Ford Credit who is responsible for the securitization transaction, or a "responsible person," learns of the breach. Ford Credit and the depositor will designate to the indenture trustee its responsible persons for this purpose. A noteholder may obtain a list of responsible persons by request to the indenture trustee or the depositor.

These repurchase obligations for ineligible receivables will be the sole remedy of the trust, the indenture trustee and the noteholders for any losses resulting from a breach of the representations of Ford Credit or the depositor. None of the indenture trustee, the owner trustee, the asset representations reviewer, the servicer or the depositor will have a duty to investigate whether any receivable may be an ineligible receivable.

[Ford Credit may offer extensions to obligors located in states and counties declared to be major disaster areas by the Federal Emergency Management Agency prior to the closing date, and Ford Credit will repurchase the receivables of the obligors that accept those offered extensions. In Ford Credit's experience, the acceptance rate for these extension offers is generally less than __%.]

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of receivables to test for compliance with the representations made by Ford Credit and the depositor about the receivables. The first trigger is a delinquency trigger, that will occur if the aggregate principal balance of receivables in the pool that are more than 60 days delinquent as a percentage of the pool balance as of the end of a month meets or exceeds the percentage for that month set by Ford Credit as described in *" – Delinquency Trigger"* below. If the delinquency trigger occurs, it will be reported on the investor report for that month. The second trigger is a voting trigger that will be met if, following the occurrence of a delinquency trigger, the noteholders of at least 5% of the principal amount of notes demand a vote and, subject to a voting quorum, the noteholders of a majority of the principal amount of the notes that are voted vote for a review. The review fees will be $____ for each receivable tested in the review.

Delinquency Trigger. The delinquency trigger will be __% for the first 12 months following the cutoff date, __% for the next 12 months, __% for the next 12 months and __% for the remaining months that the notes are outstanding. Ford Credit developed the delinquency trigger by considering the monthly greater than 60-day delinquency rate observed in its prior securitizations of retail installment sale contracts in this program over the past ten calendar years. The delinquency rate is calculated as the aggregate principal balance of the receivables that are more than 60 days delinquent as a percentage of the pool balance as of the end of a month. For this purpose, a delinquent receivable is defined as a receivable with more than $49.99 of a scheduled payment past due, including accounts with bankrupt obligors but excluding accounts that have been charged off by the servicer according to its credit and collection policy.

Ford Credit derived average monthly delinquency percentages from these prior securitization transactions and used it to construct a delinquency curve which it believes, given the consistency of its origination and servicing practices, represents a reasonable expected case delinquency curve for the receivables over economic cycles. Ford Credit then applied a multiple of approximately [3] to the average delinquency percentage observed at month 12, month 24 and month 36 and a multiple of approximately [2.5] at month 48. By establishing these multiples consistent with, or within, the multiples of expected cumulative net losses that the Class C notes are expected to be able to withstand without a loss, Ford Credit believes the delinquency trigger is an appropriate threshold at the point when noteholders may benefit from an asset representations review. The delinquency trigger starts at a lower level for the first year and increases in each of the following three years of the securitization transaction to reflect the historical shape of the delinquency curve in Ford Credit's securitization transactions. This provides a more conservative trigger level early in this securitization transaction's life, when rising delinquencies may cause concern about whether the representations made about the receivables are true and when noteholders may benefit most from an asset representations review.

Ford Credit believes that the delinquency trigger is appropriate based on:

- its experience with delinquency in its prior securitized pools of retail installment sale contracts, and in its portfolio of retail installment sale contracts,

- its experience setting delinquency triggers in its retail installment sale contract securitization programs,

- its observation that greater than 60 day delinquency rates and net cumulative losses in its retail installment sale contract securitization transactions increase over time and are correlated, and

- its assessment of the amount of net cumulative losses that would likely result in a loss to noteholders of the most junior notes in its prior securitized pools.

54

For Ford Credit's prior securitized pools included in Annex A, the percentage of receivables that have been more than 60 days delinquent at month 12 have ranged from ___% to ___%, at month 24 have ranged from ___% to ___%, at month 36 have ranged from ___% to ___% and at any later month have ranged from ___% to ___%. The following chart is a graphical presentation of the monthly percentages of receivables more than 60 day delinquent in Ford Credit's prior securitized pools and the average monthly delinquency rate for these prior securitized pools since 20__ compared to the delinquency trigger established for this securitization transaction.



Voting Trigger. If the delinquency trigger occurs, a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to perform a review. If noteholders of at least 5% of the principal amount of the notes demand a vote within [60] days of the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders through DTC, which vote will remain open for [30] days. Assuming a voting quorum of noteholders holding at least 50% of the principal amount of the notes is reached, if the noteholders of a majority of the principal amount of the notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.

Asset Representations Review. The review will be performed on receivables that are more than 60 days delinquent as of the end of the prior month, or the "review receivables."

If approved by the noteholders who vote to direct the review, the asset representations review initially will be limited to a sample of [10]% of the review receivables but not less than [100] receivables. In this case, the servicer will randomly select the sample from the review receivables and will give the asset representations reviewer access to the receivable files and other information necessary for the review of the sample review receivables within [30] days of a review notice and the reviewer will complete the review of the sample receivables within [20] days of receiving access to the review materials and will deliver a report to the servicer and the trust. If the results of the review of the sample review receivables indicates [____ or fewer] test failures, the asset representations review will be considered complete for all review receivables, the review report will be delivered to the indenture trustee and the review fee paid to the asset representations reviewer will be limited to the sample receivables tested. If the results of the review of the sample receivables indicates [___ or more] test failures, the servicer will have [30] days to

give the asset representations reviewer access to the review materials for the remaining review receivables within [30] days and the asset representations reviewer will review all the review receivables and complete the review within [60] more days.

If sampling is not approved by the noteholders who vote to direct the review, the servicer will provide access to the receivable files and other information necessary for the review of all of the review receivables within 60 days of receipt of a review notice. Upon receiving access to the review materials, the asset representations reviewer will start its review of the review receivables and complete its review within [60] days after receiving access to all review materials.

The review period may be extended by up to an additional [15] days for a sample review or [30] days for a full review if the asset representations reviewer detects missing review materials that are subsequently provided within the required time period or requires clarification of any review materials or testing procedures.

The review will consist of performing specific tests for each representation and each review receivable and determining whether each test was passed or failed. These tests were designed by Ford Credit to determine whether a review receivable was not in compliance with the representations made about it in the transaction documents at the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date. There may be multiple tests for each representation. The tests may not be sufficient to determine every instance of noncompliance. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The review is not designed to determine whether the servicer serviced the receivable in compliance with the sale and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether Ford Credit's origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report. On completion of the review, the asset representations reviewer will provide a report on the test results for each review receivable and each representation within [120] days of the start of the review. Upon receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payment as described under "*Description of the Notes – Priority of Payments*." A summary of the report of the asset representations review will be included in the Form 10-D for the trust in the next month.

For more information about the asset representations reviewer, you should read "Transaction Parties — Asset Representations Reviewer."

Dispute Resolution for Repurchase Requests

If a request is made by the trust, the owner trustee or the indenture trustee for the repurchase of a receivable due to a breach of a representation or warranty, and the repurchase is not resolved within 180 days of the receipt by Ford Credit or the depositor of the notice of repurchase, the requesting party will have the right to refer the matter to either mediation or third-party arbitration by providing notice to Ford Credit and the depositor within [30] days after the end of the 180-day period. Ford Credit and the depositor must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the delinquency trigger occurred. If it selects arbitration, the requesting party will give up its right to sue in court.

A mediation or arbitration will be administered by _____ using its mediation or arbitration rules in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Ford Credit, using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction

documents will apply. Any mediation or arbitration will be held in New York City, but any party may appear by video conference or teleconference.

A single mediator [or arbitrator] will be selected by the mediation [or arbitration] organization from a list of at least ten independent mediators [or arbitrators] maintained by it. The mediator [or arbitrator] will be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters. Each party may exercise [two] preemptory challenges to the list and to rank the remaining neutrals. The mediator [or arbitrator] will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator [or arbitrator] in the case of a tie and if the first choice is not available will repeat the process until someone is available.

[An arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the requesting party, (ii) one to be appointed by Ford Credit or the depositor, as applicable and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [ten] business days of the selection of the mediator and to conclude the mediation with [60] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.

For an arbitration, the arbitrator[s] will establish procedures and deadlines for the arbitration in consultation with the parties, with the goal of completing the arbitration within [90] days. The arbitrator[s] will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. However, unless agreed by the parties or granted by the arbitrator[s] upon a showing of good cause, discovery by each party in the arbitration will be limited to __ witness depositions, __ interrogatories, __ document requests and __ requests for admissions. The arbitrator[s] will make its final determination in writing no later than [60] days after appointment. The arbitrator[s] will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator[s] will not have the power to award punitive or consequential damages. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration in [its][their] reasonable discretion. Each party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration. The final determination of the arbitrator[s] will be final and non-appealable unless the determination is against Ford Credit or the depositor and exceeds the cost of the requested repurchase (excluding the costs of the arbitration as awarded by the arbitrator[s]), then Ford Credit or the depositor, as applicable, has a right to appeal the determination to a court of competent jurisdiction. Subject to the prior sentence, the determination may be enforced in any court with jurisdiction over the parties and the matter.

No personally identifiable customer information will be produced for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential.

DESCRIPTION OF THE NOTES

The trust will issue the notes under an indenture between the trust and the indenture trustee. The following description summarizes the main terms of the notes and the indenture but is not a complete description of the notes or the entire indenture. For more details about the notes and the indenture, you should read the form of indenture that is included as an exhibit to the registration statement filed with the SEC that includes this prospectus.

Available Funds

Payments on the notes will be made from "available funds," which for any payment date generally will be equal to collections on the receivables for the prior month, amounts paid to the trust by the depositor or Ford Credit to repurchase ineligible receivables or by the servicer to purchase servicer impaired receivables or receivables modified by the servicer for the prior month and amounts withdrawn from the reserve account. For each month, "collections" include (a) all principal and interest collected on the receivables and applied by the servicer during the period, (b) all amounts received under physical damage, credit life and disability insurance on the financed vehicles or obligors, (c) rebates of cancelled service contracts, insurance and similar products, (d) proceeds from the liquidation of financed vehicles, or "liquidation proceeds," including net auction proceeds from the sale of repossessed vehicles and other amounts received on defaulted accounts, and (e) net recoveries on charged off accounts.

This diagram shows the sources of available funds for each payment date. Available funds, including amounts withdrawn from the reserve account to cover shortfalls, are the only funds that will be used to make payments to the noteholders on each payment date.


Depositor
Sponsor
Servicer
Collections:
– obligor payments
– insurance proceeds
– rebates of cancelled policies and products
– liquidation proceeds
– recoveries
Any amounts paid to repurchase ineligible receivables due to breach of representations
Any amounts paid to purchase servicer impaired or modified receivables
"AVAILABLE FUNDS" to be paid in accordance with the priority of payments
Any reserve draws, if required

Payments of Interest

Interest will accrue on the notes at the per annum interest rate for each class stated on the cover of this prospectus and will be due and payable to the noteholders on each payment date. Interest on the Class A-1 notes [and the floating rate notes] will accrue on an "actual/360" basis from the prior payment date to the following payment date (or from the closing date to _______, 20__, for the first period). Interest on all other classes of notes will accrue on a "30/360" basis from the 15th day of the prior month to the 15th day of the current month (or from the closing date to _______, 20__, for the first period).

[The indenture trustee will determine LIBOR for each interest period on the "LIBOR determination date," which is the second London business day before that interest period.]

All interest that is due but not paid on a payment date will be due on the next payment date, together with interest on the unpaid amount at the applicable interest rate. Failure to pay interest that is due on the controlling class that continues for five days will be an event of default. Failure to pay interest that is due on any class of notes that is not part of the controlling class will not be an event of default.

The trust will make interest payments on the notes on each payment date from available funds. Interest payments will not be made on any subordinated class of notes until interest payments due on more senior classes of notes are paid in full.

If the amount of available funds, including the amount withdrawn from the reserve account, is insufficient to pay all interest due on any class of notes on a payment date, each holder of that class of notes will receive its pro rata share of the amount that is available. Any priority principal payments on more senior classes of notes will be made before the payment of interest due on the Class B or Class C notes.

For more details about the priority of payments made from available funds on each payment date, including priority payments of principal on senior classes of notes, you should read "— Priority of Payments" below.

If the notes are accelerated after an event of default, interest due on the Class B notes will not be paid until interest and principal on the Class A notes are paid in full. Instead, interest due on the subordinated classes of notes will not be paid until both interest and principal on more senior classes of notes are paid in full.

For more details about the payment priorities following an acceleration of the notes, you should read "— Post-Acceleration Priority of Payments" below.

Payments of Principal

The trust will pay principal on the notes on each payment date in the amounts described below. Principal will be paid sequentially to each class of notes in order of seniority, starting with the Class A-1 notes. [The Class A-2a notes and the Class A-2b notes are a single class with equal rights to payments of principal and interest, which will be made on a pro rata basis.] The trust will not pay principal on any class of notes until the principal amounts of more senior classes are paid in full. Ford Credit expects the principal amount of each class of notes to be repaid by that class's final scheduled payment date. On the final scheduled payment date for each class of notes, no interest will be paid on any subordinated class of notes until both interest and principal on the maturing class of notes are paid in full. If the principal amount of any class of notes is not paid in full by its final scheduled payment date, an event of default will occur and the principal amount of all classes of notes may be declared immediately due and payable.

The Class A-1 notes benefit from a "turbo" feature that will apply available funds remaining after payment of the senior fees and expenses of trust, interest on the notes and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to pay principal of the Class A-1 notes until paid in full. After the Class A-1 notes have been paid in full, the trust will apply any remaining available funds to pay principal of the other classes of notes until the targeted overcollateralization amount is reached before any funds will be distributed to the holder of the residual interest.

After the targeted overcollateralization amount is reached, the trust will pay principal on the notes on each payment date generally in an amount equal to the excess of (a) the principal amount of the notes as of the end of the prior payment date over (b) the excess of the pool balance as of the last day of the prior month over the targeted overcollateralization amount for the current payment date. In other words, principal will be paid on the notes on each payment date in an amount equal to the decrease in the pool balance for the prior month less the decrease in the targeted overcollateralization amount for the current payment date, unless the actual amount of overcollateralization is greater than the targeted overcollateralization amount. All available funds, including collections of interest on the receivables, will be used to make these principal payments.

Unless a priority principal payment is required, the trust will pay principal to noteholders on each payment date only after all interest due on the notes is paid in full and any required deposit in the reserve account is made. Priority principal payments are required when the adjusted pool balance is less than

the principal amount of one or more classes of notes. Priority principal payments are also required when any class of notes is not paid in full before its final scheduled payment date. These priority principal payments will be paid to more senior classes of notes before payments of interest on subordinated classes of notes. The "priority principal payments" for a payment date are:

- a "first priority principal payment" payable to the Class A noteholders, equal to the excess of the principal amount of the Class A notes on the prior payment date (after giving effect to payments on that date) over the adjusted pool balance, except that on and after the final scheduled payment date for each class of Class A notes, this amount will equal the principal amount of that class of Class A notes until paid in full,

- a "second priority principal payment" payable to the Class A and Class B noteholders, equal to (1) the excess of the principal amount of the Class A and Class B notes on the prior payment date (after giving effect to payments on that date) over the adjusted pool balance, minus (2) the amount of any first priority principal payment, except that on and after the final scheduled payment date for the Class B notes, this amount will equal the principal amount of the Class B notes until paid in full.

The trust will pay the regular principal payment to the notes after all interest due on the notes is paid in full. The regular principal payment includes the "turbo" feature described above that pays the Class A-1 notes in full and then pays principal to the other classes of notes to the extent required to reach the targeted overcollateralization amount before any funds are distributed to the holder of the residual interest. The "regular principal payment" for a payment date is equal to:

- the greater of (a) the principal amount of the Class A-1 notes on the prior payment date (after giving effect to payments on that date) and (b) the excess of the principal amount of the notes over an amount equal to the pool balance minus the targeted overcollateralization amount, minus

- the sum of any first priority principal payment and second priority principal payment made on that payment date,

except that on and after the final scheduled payment date for the Class C notes, the regular principal payment will equal the principal amount of the Class C notes until paid in full.

The amount of the regular principal payment will be limited by the remaining available funds after more senior payments are made.

Priority of Payments

On each payment date, the servicer will direct the indenture trustee to use available funds to make payments and deposits in the order of priority listed below and, unless otherwise indicated below, pro rata based on the amounts due. This priority will apply unless the notes are accelerated after an event of default:

(1)   to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses of the trust incurred under the transaction documents, in each case, to the extent not paid by the depositor or administrator, up to a maximum of $_____ per year,

(2)   to the servicer, all servicing fees due,

(3)   to the Class A noteholders, interest due on the Class A notes, pro rata, based on the principal amount of the Class A notes as of the end of the prior payment date,

(4)   to the Class A noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the first priority principal payment, if any,

(5) to the Class B noteholders, interest due on the Class B notes,

(6) to the Class A and Class B noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the second priority principal payment, if any,

(7) to the Class C noteholders, interest due on the Class C notes,

(8) to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes,

(9) to the noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the regular principal payment,

(10) to the indenture trustee, the owner trustee and the asset representations reviewer and to or at the direction of the trust, all fees, expenses and indemnities due but not paid under item (1), and

(11) to the holder of the residual interest in the trust, all remaining available funds.

If available funds (other than reserve account amounts) on a payment date are insufficient to cover all amounts payable under items (1) through (7) (including to pay the Class A and Class B notes in full on their final scheduled payment dates), the servicer will direct the indenture trustee to withdraw the amount of the shortfall from the reserve account to the extent available and use it to pay items (1) through (7) (including to pay the Class A and Class B notes in full on their final scheduled payment dates). Amounts in the reserve account will also be available to pay the Class C notes in full on their scheduled final payment date under item (9).

This diagram shows how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless the notes are accelerated after an event of default.


Available Funds for the Payment Date
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due (up to a maximum)
Servicing fees
Interest due on the Class A notes, pro rata based on the principal amount
First Priority Principal Payment, if any
Interest due on the Class B notes
Second Priority Principal Payment, if any
Interest due on the Class C notes
Amount, if any, required to replenish the reserve account
Regular Principal Payment
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due, to the extent not paid above
Remaining Available Funds to the holder of the residual interest in the trust
Principal payments on the notes will be made in the following order of priority:
First, to pay principal on the Class A-1 notes until paid in full
Second, to pay principal on the Class A-2[a] notes[and the Class A-2b notes, pro rata] until paid in full
Third, to pay principal on the Class A-3 notes until paid in full
Fourth, to pay principal on the Class A-4 notes until paid in full
Fifth, to pay principal on the Class B notes until paid in full
Sixth, to pay principal on the Class C notes until paid in full

Post-Acceleration Priority of Payments

If the notes are accelerated after an event of default, on each payment date, the servicer will direct the indenture trustee to use amounts in the collection account for the prior month and amounts in the reserve account to make payments in the order of priority listed below and, unless otherwise indicated below, pro rata based on the amounts due:

(1) to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses incurred according to the transaction documents,

(2) to the servicer, all unpaid servicing fees,

(3)   to the Class A noteholders, interest due on the Class A notes, pro rata based on the principal amount of the Class A notes as of the end of the prior payment date,

(4)   to the Class A noteholders, sequentially by class, principal of the Class A notes until paid in full,

(5)   to the Class B noteholders, interest due on the Class B notes,

(6)   to the Class B noteholders, principal of the Class B notes until paid in full,

(7)   to the Class C noteholders, interest due on the Class C notes,

(8)   to the Class C noteholders, principal of the Class C notes until paid in full, and

(9)   to the holder of the residual interest in the trust, any remaining amounts.

For more details about events of default and your rights following an event of default, you should read "— Events of Default and Acceleration" below.

Events of Default and Acceleration

Each of the following will be an "event of default" under the indenture:

- the trust fails to pay interest due on the notes of the controlling class within five days after any payment date,

- the trust fails to pay the principal amount of any class of notes in full by its final scheduled payment date,

- the trust fails to observe or perform a material covenant or agreement made in the indenture or a representation of the trust made in the indenture is later determined to have been incorrect in any material respect and, in either case, is not corrected for a period of 60 days after notice was given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the note balance of the controlling class, and

- a bankruptcy or dissolution of the trust.

If the trust knows of an event that with notice or the lapse of time, or both, would become an event of default of the type described in the third item above, it must notify the indenture trustee within five business days. Except in limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time, or both, would become an event of default, it must notify the noteholders within 90 days.

The trust must notify the indenture trustee, the servicer and the rating agencies no more than five business days after a responsible person of the trust knows of an event of default. If the indenture trustee knows of an event of default, it must notify all noteholders within five business days.

The holders of a majority of the note balance of the controlling class may waive any event of default and its consequences except an event of default (a) in the payment of principal of or interest on any of the notes (other than an event of default relating to failure to pay principal due only because of the acceleration of the notes) or (b) relating to a covenant or term of the indenture that cannot be amended, supplemented or modified without the consent of all noteholders.

Acceleration of the Notes. If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or the holders of a majority of the note balance of the controlling class may accelerate the notes and declare the notes to be immediately due and payable. If

an event of default occurs because of bankruptcy or dissolution of the trust, the notes will be accelerated automatically.

The holders of a majority of the note balance of the controlling class may rescind a declaration of acceleration if:

- notice of the rescission is given before a judgment for payment of the amount due is obtained by the indenture trustee,

- the trust deposited with the indenture trustee an amount sufficient to make all payments of interest and principal due on the notes (other than amounts due only because of the acceleration of the notes) and all other outstanding fees and expenses of the trust, and

- all events of default (other than the nonpayment of amounts due only because of the acceleration of the notes) are corrected or waived by the holders of a majority of the note balance of the controlling class.

Remedies Following Acceleration. If the notes have been accelerated and the acceleration has not been rescinded, the indenture trustee, at the direction of the holders of a majority of the note balance of the controlling class, may:

- file a lawsuit for the collection of the notes and enforce any judgment obtained,

- begin foreclosure proceedings on the receivables, and

- take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the noteholders.

However, the indenture trustee is only permitted to sell the receivables if the following conditions are met, which depend on which event of default has occurred:

- If an event of default occurs because of the late payment of interest or principal of any note, the indenture trustee may sell the receivables without obtaining the consent of the noteholders or may elect to have the trust maintain possession of the receivables and apply collections as they are received, except that the indenture trustee will sell the receivables if directed by the holders of a majority of the note balance of the controlling class.

- If an event of default occurs because of the bankruptcy or dissolution of the trust, the indenture trustee may not sell the receivables unless:

  — all of the noteholders of the controlling class consent to the sale,

  — the proceeds of the sale are expected to be sufficient to pay all amounts owed by the trust, including payments on the notes, or

  — the indenture trustee determines that the assets of the trust would not be sufficient on an ongoing basis to pay all amounts owed by the trust, including payments on the notes as those payments would have become due if the obligations had not been accelerated, and the indenture trustee obtains the consent of the holders of 66-2/3% of the note balance of the controlling class.

- If an event of default occurs because of a breach of a representation or covenant of the trust, the indenture trustee may not sell the receivables unless:

  — all of the noteholders consent to the sale, or

— the proceeds of the sale are expected to be sufficient to pay all amounts owed by the trust, including payments on the notes.

The indenture trustee will notify the noteholders at least 15 days before any sale of the receivables. Any noteholder, the depositor and the servicer may submit a bid to purchase the receivables and may purchase the receivables at a sale proceeding.

Payments Following Accelerations and Any Sale of the Receivables. Following an acceleration of the notes and any sale of the receivables, any amounts collected by the indenture trustee will be paid according to the "post-acceleration" priority of payments described in this prospectus.

Standard of Care of the Indenture Trustee Following an Event of Default. If an event of default occurred and is continuing, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. The holders of a majority of the note balance of the controlling class generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee following an event of default and acceleration of the notes.

Limitation on Suits. No noteholder will have the right to begin any legal proceeding for any remedy under the indenture unless:

- the noteholder notified the indenture trustee of a continuing event of default,

- the holders of at least 25% of the note balance of the controlling class requested the indenture trustee to begin the legal proceeding,

- the requesting noteholders offered reasonable security or indemnity satisfactory to the indenture trustee against any liabilities that the indenture trustee may incur in complying with the request,

- the indenture trustee failed to begin the legal proceeding within 60 days after its receipt of the notice, request and offer of indemnity, and

- the holders of a majority of the note balance of the controlling class have not given the indenture trustee any inconsistent direction during the 60-day period.

A noteholder, however, has the right to begin at any time a proceeding to enforce its right to receive all amounts of principal and interest due and owing to it under its note, and that right may not be impaired without the consent of the noteholder.

The indenture trustee and the noteholders will agree not to begin a bankruptcy proceeding against the trust.

Optional Redemption or "Clean Up Call" Option

The servicer will have a "clean up call" option to purchase the receivables from the trust on any payment date that the pool balance as of the end of the prior month is [10]% or less of the initial pool balance. The servicer will notify the indenture trustee, the owner trustee and the rating agencies at least ten days before the payment date the option is exercised. The servicer will exercise the option by depositing the purchase price for the receivables in the collection account by 10:00 a.m. (New York City time) on the payment date the option is exercised, and the trust will transfer the receivables to the servicer. The indenture trustee will notify the noteholders of the redemption and provide instructions for surrender of the notes for final payment of interest and principal on the notes. The servicer may exercise its clean up call option only if the purchase price for the receivables plus the collections in the collection account in the final month will be sufficient to pay in full the notes and all fees and expenses of the trust. The purchase price paid by the servicer for the receivables will be the outstanding principal balance of the

receivables. [Ford Credit expects that the clean up call option will become available to the servicer when the Class A-4, Class B and Class C notes are still outstanding.]

Satisfaction and Discharge of Indenture

The indenture will not be discharged until:

- the indenture trustee received all notes for cancellation or, with some limitations, funds sufficient to pay all notes in full,

- the trust paid all other amounts payable by it under the transaction documents, and

- the trust delivered an officer's certificate and a legal opinion each stating that all conditions to the satisfaction and discharge of the indenture have been satisfied.

Amendments to Indenture

The indenture trustee and the trust may amend the indenture without the consent of the noteholders for limited purposes, including to:

- further protect the indenture trustee's interest in the receivables and other trust assets under the lien of the indenture,

- add to the covenants of the trust for the benefit of the noteholders,

- transfer or pledge any trust assets to the indenture trustee,

- correct any ambiguity or mistake or add a term that is not inconsistent with the other terms of the indenture, if it will not have a material adverse effect on the notes, and

- modify, eliminate or add a term required by or necessary to qualify the indenture under the Trust Indenture Act.

Except as described below, the indenture trustee and the trust may amend the indenture to add, change or eliminate a term or modify the noteholders' rights under the indenture (1) without the consent of the noteholders if (a) the administrator certifies that the amendment will not have a material adverse effect on the notes and (b) each rating agency (i) confirms that the amendment will not result in a reduction or withdrawal of the then-current ratings of the notes or (ii) within ten business days of receiving notice of the amendment, does not provide notice that the amendment will result in a reduction or withdrawal of the then-current ratings of the notes or (2) with the consent of the holders of a majority of the note balance of the controlling class. In each case, the indenture trustee must receive a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes.

The prior consent of all adversely affected noteholders will be required for any amendment that would:

- change the terms for amending the indenture or voting or consent under the indenture,

- change the principal amount of or interest rate on any note, the final scheduled payment date of any class of notes, the price at which notes may be redeemed following exercise of the clean up call option by the servicer or the percentage of the initial pool balance at which that option may be exercised or the priority of payments or how principal or interest payments are calculated or made on the notes,

- impair the right of noteholders to begin suits to enforce the indenture,

- change the definition of controlling class, or

- permit the creation of a lien ranking prior or equal to, or impair, the lien of the indenture trustee in the trust assets.

Noteholder Communication with Indenture Trustee

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee through the procedures of DTC and by notice to the indenture trustee. If the noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the noteholder is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note. The indenture trustee will not be required to take action in response to requests, demands or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

Noteholder Communication

Three or more noteholders may request a list of all noteholders of the trust maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the indenture or under the notes. Any request must be accompanied by a copy of the communication that the requesting noteholders propose to send.

A noteholder may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. If the requesting noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note. The trust will promptly deliver any such request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D filed in the next month the following information:

- a statement that the trust received a communication request,

- the date the request was received,

- the name of the requesting noteholder,

- a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

- a description of the method by which the other noteholders may contact the requesting noteholder.

Book-Entry Registration

The notes will be available only in book-entry form except in the limited circumstances described below. All notes will be held in book-entry form by The Depository Trust Company, or "DTC," in the name of Cede & Co., as nominee of DTC. Investors' interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes

through DTC, Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V., which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Noteholders who hold their notes through DTC will follow the settlement practices for U.S. corporate debt obligations. Investors who hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures for conventional eurobonds, except that there will be no temporary global notes and no "lock-up" or restricted period.

Actions of noteholders under the indenture will be taken by DTC on instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes according to DTC's rules and procedures.

Prospective noteholders should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payments and tax withholding applicable to their purchase of the notes. In particular, investors should note that DTC's rules and procedures limit the ability of the issuer and the indenture trustee to make post-payable adjustments for principal and interest payments after a period of time, which may be as short as 90 days.

Notes will be issued in physical form to noteholders only if:

- the administrator determines that DTC is no longer willing or able to discharge properly its responsibilities as depository for the notes and the administrator or the depositor cannot appoint a qualified successor,

- the administrator terminates the book-entry system through DTC, or

- after the occurrence of an event of default or a servicer termination event, the holders of a majority of the note balance of the controlling class notify the indenture trustee and DTC to terminate the book-entry system through DTC (or a successor to DTC).

Payments of principal and interest on definitive notes will be made by the indenture trustee on each payment date to registered holders of definitive notes as of the end of the prior month. The payments will be made by check mailed to the address of the holder as it appears on the register maintained by the indenture trustee. The final payment on a definitive note will be made only on presentation and surrender of the definitive note at the address stated in the notice of final payment to the noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or a note registrar. No service charge will be imposed for registration of transfer or exchange, but the indenture trustee may require payment of an amount sufficient to cover any tax or other governmental charge related to a transfer or exchange.

Computing the Outstanding Principal Amount of the Notes

The monthly investor report described in this prospectus will include a note factor for each class of notes that can be used to compute the portion of the principal amount outstanding on that class of notes each month. The factor for each class of notes will be a seven-digit decimal indicating the remaining outstanding principal amount of that class of notes as of the applicable payment date as a percentage of its original principal amount, after giving effect to payments to be made on the payment date.

The factors for each class of notes will initially be 1.0000000 and will decline as the outstanding principal amount of the class declines. For each note, the portion of the principal amount outstanding on

that class of notes can be determined by multiplying the original denomination of that note by the note factor for that class of notes.

Notes Owned by Transaction Parties

Notes owned by the depositor, the servicer or any of their affiliates will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document.

Residual Interest

The depositor initially will hold the residual interest in the trust, which represents the ownership interest of the trust. The residual interest is subordinated to the notes and represents the first-loss interest in this securitization transaction. The residual interest will be entitled to amounts not needed on a payment date to make payments on the notes, or to make other required payments or deposits according to the priority of payments described in *"Description of the Notes – Priority of Payments"* and *"– Post-Acceleration Priority of Payments."*

CREDIT ENHANCEMENT

This securitization transaction is structured to provide credit enhancement that increases the likelihood that the trust will make timely payments of interest and principal on the notes and decreases the likelihood that losses on the receivables will impair the trust's ability to do so. The amount of credit enhancement will be limited and it is not certain it will be sufficient in all circumstances. The noteholders will have no recourse to the sponsor, the depositor, the servicer, the indenture trustee or the owner trustee as a source of payment.

Reserve Account

The depositor will establish the reserve account with the indenture trustee for the benefit of the noteholders. On the closing date, the depositor will make a deposit in the reserve account from the net proceeds from the sale of the notes equal to $_____, which is ___% of the initial pool balance.

If, on a payment date, collections on the receivables for the prior month and any amounts paid to the trust by Ford Credit, the depositor or the servicer to purchase or repurchase any receivables are insufficient to pay the senior fees and expenses of the trust, interest payments and any priority principal payments on the notes, the servicer will direct the indenture trustee to use amounts in the reserve account to cover the shortfall. Similarly, if any class of notes would not be paid in full on its final scheduled payment date from collections on the receivables for the prior month, any amounts paid to the trust by the Ford Credit, the depositor or the servicer to purchase or repurchase receivables, the servicer will direct the indenture trustee to use amounts in the reserve account to pay those notes in full. Ford Credit does not expect that amounts in the reserve account will be required for this purpose.

If amounts in the reserve account are used on a payment date, other than the final scheduled payment date for the Class C notes, the trust will deposit available funds into the reserve account on future payment dates after making more senior payments until the reserve account is replenished to its initial level.

On payment of the notes in full, the trust will distribute any amounts remaining in the reserve account to the holder of the residual interest. Investment earnings on amounts in the reserve account will be paid to the servicer on each payment date, as described in *"Servicing the Receivables and the Securitization Transaction — Servicing Fees."* and will not be available to the trust.

For more information about how amounts in the reserve account may be invested, you should read "Servicing the Receivables and the Securitization Transaction — Trust Bank Accounts."

Subordination

This securitization transaction is structured so that the trust will pay interest on all classes of the Class A notes and then will pay interest sequentially on the remaining classes of notes in order of seniority.

The trust will pay principal sequentially, beginning with the Class A-1 notes, and will not pay principal on a class of notes until the principal amounts of more senior classes of notes are paid in full. In addition, if a priority principal payment is required on a payment date, the trust will pay principal on the most senior class of notes outstanding before the payment of interest on any subordinated notes on that payment date.

If the notes are accelerated after an event of default, the priority of payments will change and the trust will pay interest and principal sequentially by class, beginning with the Class A notes (paying interest on the Class A notes, pro rata, and principal on the Class A notes sequentially, beginning with the Class A-1 notes), and will not pay interest or principal on the Class B and Class C notes until more senior classes of notes are paid in full. These subordination features provide credit enhancement to more senior classes of notes, with the Class A notes benefiting the most.

Overcollateralization

Overcollateralization is the amount by which the pool balance exceeds the principal amount of the notes. Overcollateralization means there will be excess receivables generating collections that will be available to cover losses on the receivables and shortfalls in interest collections due to low APR receivables. The initial amount of overcollateralization will be $_____, or ____% of the initial pool balance. Overcollateralization may also be expressed as a percentage of the adjusted pool balance, to identify the overcollateralization exclusive of the yield supplement overcollateralization amount. The adjusted pool balance as of the closing date will be approximately equal to the aggregate initial principal amount of the notes. This means that, on an adjusted pool balance basis, the initial amount of overcollateralization for the notes will be approximately zero. Overcollateralization expressed as a percentage of initial pool balance will vary among the depositor's securitization transactions as a result of changes in interest rates on the notes, the APRs of the receivables and the stated rate used to determine the yield supplement overcollateralization amount. Overcollateralization expressed as a percentage of initial adjusted pool balance, however, is expected to stay the same.

The following table shows the notes as a percentage of the initial pool balance and as a percentage of the initial adjusted pool balance. The percentages may not sum due to rounding.

	Percentage of Initial Pool Balance	Percentage of Adjusted Pool Balance
Class A notes............................	%	%
Class B notes............................		
Class C notes............................		
Total	%	%

This securitization transaction is structured to use all available funds remaining after payments of the senior fees and expenses of the trust, interest on the notes, any priority principal payments and any deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to make principal payments on the notes until the targeted overcollateralization amount is reached.

The "targeted overcollateralization amount" for each payment date will be equal to the sum of:

(1)   the yield supplement overcollateralization amount, plus

(2)   ___% of the initial adjusted pool balance, plus

70

(3) the excess, if any, of (a) ______% of the current pool balance over (b) ______% of the initial pool balance (the amount required to be deposited in the reserve account).

Thus, the targeted overcollateralization amount will generally adjust each month based on (a) decreases in the pool balance due to actual payments (including prepayments) of principal made on the receivables and losses on charged off receivables, and (b) the scheduled decrease in the yield supplement overcollateralization amount for that month.

To increase the amount of overcollateralization on a payment date and reach the targeted overcollateralization amount, the trust must make principal payments on the notes in an amount greater than the decline in the pool balance for the prior month. The use of excess spread to make regular principal payments and priority principal payments is expected to increase overcollateralization as a percentage of each class's principal amount. The class of notes receiving principal payments will experience the greatest increase in overcollateralization. When the actual amount of overcollateralization is less than the targeted overcollateralization amount, principal payments will be made to the noteholders from available funds until the targeted overcollateralization amount is reached.

When the pool balance has decreased to the point where _____% of the current pool balance is equal to or less than _____% of the initial pool balance, the targeted overcollateralization amount will be equal to the yield supplement overcollateralization amount for that payment date plus ____% of the initial adjusted pool balance.

Because the pool of receivables includes a substantial number of low APR receivables, the pool could generate less collections of interest than the sum of the senior fees and expenses of the trust, the interest payments on the notes and any required deposits in the reserve account if the low APR receivables are not adequately offset by high APR receivables in the pool. The yield supplement overcollateralization amount for each payment date approximates the present value of the amount by which future payments on receivables with APRs below a stated rate are less than future payments would be on those receivables if their APRs were equal to the stated rate. The stated rate is set by the depositor at a level that will result in an amount of excess spread sufficient to obtain the required ratings on the notes, and will at least equal the highest interest rate on the notes plus the servicing fee. The inclusion of the yield supplement overcollateralization amount in the targeted overcollateralization amount and thus in the regular principal payment has the effect of recharacterizating of principal collections into interest to increase excess spread by applying a discount rate to scheduled payments on the receivables.

The "yield supplement overcollateralization amount" for the closing date and a payment date is equal to the sum of the excess, if any, for each receivable of (a) the present value of all future payments due on the receivable discounted at the APR of the receivable over (b) the present value of all future payments due on the receivable discounted at a stated rate of _____%. For purposes of this calculation, future payments on each receivable are assumed to be equal monthly payments made over the remaining scheduled term regardless of any prepayments before the cutoff date and without any delays, defaults or prepayments. The yield supplement overcollateralization amount is calculated as of the cutoff date for all future payment dates and will not be recalculated to give effect to delays, defaults or prepayments. Thus, if a low APR receivable prepays, the related portion of the yield supplement overcollateralization amount will continue to provide credit enhancement for the notes and yield enhancement for other low APR receivables as a component of the targeted overcollateralization amount.

The yield supplement overcollateralization amount for the closing date and each payment date will be:

[Payment Date]	$	[Payment Date]	$
[Payment Date]	$	[Payment Date]	$
[Payment Date]	$	[Payment Date]	$

71

Excess Spread

For a payment date, excess spread is equal to the excess of (a) the sum of (i) the interest collections for the prior month and (ii) the principal collections equal to the decline in the yield supplement overcollateralization amount from the prior payment date (or closing date, as applicable), over (b) the sum of the senior fees and expenses of the trust, the interest on the notes and any required deposits in the reserve account. Any excess spread will be applied on each payment date, as a component of available funds, to make principal payments on the Class A-1 notes until paid in full and then to make principal payments on the most senior class of notes to the extent necessary to reach the targeted overcollateralization amount.

In general, having excess spread available to pay principal on the notes provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread used to pay principal exceeds the amount of any losses, it causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the overcollateralization as described in *"Description of the Notes — Payments of Principal."*

MATURITY AND PREPAYMENT CONSIDERATIONS

General

The final scheduled payment date for each class of notes is listed on the cover of this prospectus. Ford Credit determined these dates (a) for the Class A-1 notes, by selecting the latest payment date falling within the 397-day period following the date of pricing of those notes, (b) for the Class A-2, Class A-3, Class A-4 and Class B, by selecting the first payment date that is three months or, for the Class A-4 notes, six months after the latest originally scheduled payment date calculated assuming all receivables pay as scheduled with no delays, defaults or prepayments and (c) for the Class C notes, by selecting the first payment date that is six months after the last scheduled maturity date of the latest maturing receivable. Ford Credit expects that the final payment of each class of notes will occur before its final scheduled payment date. The final payment of any class of notes could occur significantly earlier (or could occur later) than that class's final scheduled payment date because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayment) by the obligors on the receivables.

The weighted average life of each note is uncertain because it generally will be determined by the rate at which the principal balances of the receivables are paid. An increase in prepayments on the receivables will decrease the weighted average life of the notes. "Prepayments" on the receivables will occur in the following circumstances:

- *Prepayments on receivables* — obligors may prepay their retail installment sale contracts in full or in part at any time without penalty,

- *Rebates for cancelled items* — rebates on cancelled service contracts, insurance and similar products included in the amount financed of the receivable may be received,

- *Defaults* — liquidation proceeds on defaulted receivables may be received,

- *Insurance proceeds* — proceeds from claims on any insurance policies covering the financed vehicles or the obligors may be received,

- *Repurchases of receivables by Ford Credit and the depositor* — Ford Credit and the depositor may be required to repurchase ineligible receivables from the trust for breaches of representations as described in *"Transfers of the Receivables — Obligation to Repurchase Receivables for Breach,"*

- *Purchases of receivables by the servicer* — the servicer may be required to purchase receivables if the servicer fails to maintain the security interest of the trust in the financed vehicles or impairs the rights of the trust or the noteholders in the receivables or if the servicer makes modifications to the receivables as described in *"Servicing the Receivables and the Securitization Transaction — Servicer Modifications and Obligation to Purchase Receivables,"* and

- *Clean up call option* — the servicer will have the option to purchase the receivables from the trust on any payment date on which the pool balance declined to [10]% or less of the initial pool balance.

The amount of principal payments that will be made on the notes on each payment date is uncertain because that amount will depend primarily on the amount of principal payments, including prepayments, on the receivables during the prior month.

In Ford Credit's experience, prepayments on retail installment sale contracts occur primarily when obligors decide to purchase new vehicles, obligors finance with Ford Credit to obtain specific Ford-sponsored vehicle marketing incentives that require Ford Credit financing and pay off their accounts within the first few months of the contract term, defaulted contracts are liquidated or insurance proceeds are received after the financed vehicle is determined to be a total loss. Unlike some other asset classes, such as residential mortgage loans, retail installment sale contracts for the purchase of cars, trucks and utility vehicles do not experience significant voluntary prepayments as interest rates decline. The short-term nature and smaller principal amount of retail installment sale contracts makes the benefit of refinancing smaller. In addition, the use of low APR financing to increase sales of new cars, trucks and utility vehicles limits the situations in which an obligor could take advantage of lower rates by refinancing.

Any reinvestment risk resulting from a faster or slower rate of prepayment of receivables will be borne entirely by the noteholders. *For more information about reinvestment risk, you should read "Risk Factors – The timing of principal payments on your notes is uncertain."*

Weighted Average Life of the Notes

Prepayments on the receivables can be measured against a prepayment standard or model. This securitization transaction uses the Absolute Prepayment Model commonly referred to as "ABS," which uses an assumed rate of prepayment each month based on the original number of receivables in a pool. ABS assumes that all receivables are the same size and maturity and amortize at the same rate and that in each month each receivable will be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay in full each month. ABS is not a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets. Ford Credit intends to establish the interest rates for the notes based on their weighted average lives determined by assuming the receivables will prepay at a __% ABS rate.

The ABS tables below were prepared by (a) classifying the pool of receivables that will be sold to the trust into sub-pools based on APR, original term, and age, (b) determining a level monthly payment for each of the sub-pools that fully amortizes the pool by the end of its remaining term to maturity, assuming that each monthly payment is made on the last day of each month and each month has 30 days, and (c) making the following assumptions:

- each sub-pool prepays at the stated constant monthly ABS rate, and pays as scheduled with no delays, defaults or repurchases,

- interest accrues on the notes at the following rates:

Class	Interest Rate
Class A-1	__%
Class A-2[a/Class A-2b]	__%
Class A-3	__%
Class A-4	__%
Class B	__%
Class C	__%

- payments on the notes are made on the 15th of each month, and

- the servicer exercises its clean up call option on the first payment date that the option is available.

The sub-pools used in this analysis are shown in the table below

Pool	Aggregate Principal Balance	Weighted Average APR	Weighted Average Original Term (In Months)	Weighted Average Remaining Term (In Months)
1	$	%		
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
Total	$			

The results shown in the ABS tables should approximate the results that would be obtained if the analysis had been based on similar assumptions using the actual pool of receivables that will be sold to the trust, rather than on sub-pools. The actual characteristics and performance of the receivables will differ from the assumptions used in the ABS tables. The ABS tables only give a general sense of how each class of notes may amortize at different assumed ABS rates with other assumptions held constant. It is unlikely that the receivables will prepay at a constant ABS rate until maturity or that all of the receivables will prepay at the same ABS rate. The diversity of the receivables could produce slower or faster prepayment rates for any payment date, including for payment dates early in the transaction, which would result in principal payments occurring earlier or later than indicated in the ABS tables. Any difference between those assumptions and the actual characteristics and performance of the receivables,

or actual prepayment experience, will affect the weighted average life and period during which principal is paid on each class of notes.

For a description of factors which may affect the rate of principal payments on the notes, you should read "Risk Factors — The timing of principal payments on your notes is uncertain."

Percent of Initial Note Principal Amount at Various ABS Rates[1]

	Class A-1						Class A-2[a][/Class A-2b]					
Payment Date	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)[2]												
Weighted Average Life to Maturity (years)												

---

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

Percent of Initial Note Principal Amount at Various ABS Rates(1)

	Class A-3						Class A-4					
Payment Date	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)(2)												
Weighted Average Life to Maturity (years)												

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

Percent of Initial Note Principal Amount at Various ABS Rates[1]

	Class B						Class C					
Payment Date	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)[2]												
Weighted Average Life to Maturity (years)												

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

SERVICING THE RECEIVABLES AND THE SECURITIZATION TRANSACTION

The servicer will service the receivables under a sale and servicing agreement among the trust, the depositor and the servicer. The following description summarizes the main terms of the sale and servicing agreement but is not a complete description of the entire agreement. For more details about the sale and servicing agreement, you should read the form of sale and servicing agreement that is included as an exhibit to the registration statement filed with the SEC that includes the prospectus.

Servicing Duties

Under the sale and servicing agreement, the servicer's main duties will be:

- collecting and applying payments made on the receivables,

- investigating delinquencies,

- sending invoices and responding to inquiries of obligors,

- processing requests for extensions and modifications,

- administering payoffs, defaults and delinquencies,

- repossessing and then selling financed vehicles,

- maintaining accurate and complete accounts and computer systems for the servicing of the receivables,

- providing monthly investor reports and instructions to the indenture trustee, and

- providing the custodian with updated records for the receivable files.

Servicing Fees

The servicer will earn a servicing fee each month equal to 1% of the pool balance on the first day of the month. In addition, the servicer will retain any late fees, extension fees and other administrative fees received from obligors and receive investment earnings on funds in the trust bank accounts. The servicer may be reimbursed for fees and expenses paid to third parties for repossession and disposition of financed vehicles and external costs of collection activities on charged off accounts. The servicer may net these fees and expenses from collections deposited to the collection account.

Servicer Modifications and Obligation to Purchase Receivables

The servicer will follow its policies and procedures in servicing the receivables. As part of its normal collection efforts, the servicer may waive or modify the terms of a receivable, including granting payment extensions and rewriting, rescheduling or amending the contract or waiving late fees, extension fees or other administrative fees. The servicer will purchase a receivable from the trust if the servicer makes certain modifications, including if it grants a payment extensions that extends the final payment date of the receivable to later than the final scheduled payment date of the most junior class of notes issued by the trust. The servicer will also purchase a receivable if it modifies the amount financed or the APR of the receivable or rewrites or reschedules the contract to increase the number of originally scheduled due dates of the receivable. However, the servicer will not be obligated purchase a modified receivable if the modification was required by law or court order, including by a bankruptcy court, although it may still choose to do so. Ford Credit's servicing systems identify these types of modifications and will automatically purchase the modified receivable at the end of the month in which the modification is made. The purchase price will be equal to the principal balance of the receivable plus 30 days of interest at the

related APR before the modification, which will be deposited by the servicer to the collection account. As a result, a purchase of a receivable by the servicer due to a modification is effectively the same as a prepayment of the receivable in full, and will result in the repayment of principal on the notes earlier than would have been the case if the receivable was not repurchased. For modifications or waivers that do not result in a purchase of the receivable, Ford Credit does not expect that these changes or waivers will affect materially the cash flows on the receivables.

For more information about the servicer's policies and procedures for servicing the receivables, including extensions and rewrites, you should read "Sponsor and Servicer — Servicing and Collections."

The servicer must maintain perfection of the trust's security interest in each receivable and Ford Credit's security interest in the related financed vehicle until immediately before the time the receivable is paid in full or repurchased. For a charged off receivable, the servicer may release the security interest in a sale of charged off receivables and as permitted by the servicer's policies and procedures. If the servicer fails to maintain perfection of the trust's security interest in the financed vehicle or impairs the rights of the trust or the noteholders in the receivable (other than according to its policies and procedures) and the servicer does not correct the failure or impairment in all material respects by the end of the second month following the month that a responsible person of the servicer obtained actual knowledge or was notified of the impairment, the servicer must purchase the receivable from the trust. The purchase price will generally be the principal balance of the receivable plus 30 days of interest at its APR, which will be deposited by the servicer to the collection account.

For more information about the servicer's policies and procedures for releasing the security interest in the receivable, you should read "Sponsor and Servicer — Servicing and Collections — Repossession and Charge Off."

Trust Bank Accounts

The servicer will establish a collection account for the trust and will deposit all collections on the receivables, the repurchase price for any receivable repurchased by the sponsor or the depositor and the purchase price for any receivable purchased by the servicer in the collection account. The servicer will also establish the reserve account and may also establish additional bank accounts, including accounts from which payments to the noteholders will be made. All trust bank accounts will be pledged to the indenture trustee to secure the notes.

Funds in the collection account and the reserve account will be invested in highly rated short-term investments that mature on or before the next payment date. Investment earnings on funds in the trust bank accounts will be paid to the servicer each month. The servicer will direct the investments unless the indenture trustee instructs the bank holding the account otherwise after an event of default. The trust may invest the funds in the trust bank accounts in obligations issued by the underwriters or their affiliates.

The servicer will have no access to the funds in the trust bank accounts. Only the indenture trustee may withdraw funds from these accounts to make payments, including payments to the noteholders or to pay investment earnings to the servicer. The indenture trustee will make payments from the collection account to the noteholders and others based on information provided by the servicer.

Deposit of Collections

Ford Credit will deposit collections in the collection account within two business days of applying them to the obligors' accounts, except that net recoveries on charged off accounts will be deposited on a monthly basis. However, if Ford Credit's short-term unsecured debt is rated equal to or higher than ["R-1 (middle)" by DBRS, "F1" by Fitch, "P-1" by Moody's or "A-1" by S&P,] and if no servicer termination event has occurred, Ford Credit may deposit all collections for the prior month in the collection account on the business day before each payment date. Until deposited in the collection account, collections may be used by the servicer for its own benefit and will not be segregated from its own funds.

For administrative convenience, the servicer may deposit collections in the collection account each month net of the servicing fee payable to the servicer for the month, but must account for all transactions individually. If amounts are deposited in error, they will be returned to the servicer or netted from later deposits.

Custodial Obligations of Ford Credit

Ford Credit will act as custodian for the trust and the indenture trustee and will maintain a receivable file for each receivable. A receivable file will include originals or copies of the retail installment sale contract, credit application, certificate of title and other documents relating to the receivable, obligor and financed vehicle. Each receivable file will be maintained separately, but will not be segregated from other similar receivable files or stamped or marked to reflect the sale to the trust while Ford Credit is servicing the receivables.

Delegation of Duties

The servicer or custodian may delegate its duties and may perform its duties through subcontractors. No delegation or subcontracting will relieve the servicer of responsibility for its duties and the servicer will remain responsible for its duties. The servicer will be responsible for paying the fees of any contractors it employs.

Limitations on Liability

The servicer will not be liable to the trust or the noteholders for any action or omission or for any error in judgment, unless it is willful misconduct, bad faith or negligence in the performance of its duties. The servicer will be under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer's servicing responsibilities and that may cause it to incur expense or liability. The servicer will indemnify the trust, the owner trustee and the indenture trustee for damages caused by the servicer's willful misconduct, bad faith or negligence in the performance of its duties as servicer.

Amendments to Sale and Servicing Agreement

The sale and servicing agreement may be amended without the consent of the noteholders if the depositor, the servicer or the issuing entity (a) certifies that the amendment will not have a material adverse effect on the notes and (b) delivers a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes. The sale and servicing agreement may also be amended with the consent of a majority of each class of notes outstanding (with each class voting separately, except that the Class A notes will vote together as a single class).

No amendment to the sale and servicing agreement may, without the consent of all affected noteholders,

- change the amount, timing or priority of distributions required to be made to the noteholders,

- reduce the percentage of noteholders that are required to consent to an amendment, or

- change the amount required to be in the reserve account.

Resignation and Termination of Servicer

Ford Credit may not resign as servicer for the trust that will issue the notes unless it is no longer permitted to perform its duties under law. No resignation will become effective until a successor servicer has assumed Ford Credit's servicing obligations.

Each of the following events will be a "servicer termination event" under the sale and servicing agreement:

- the servicer fails to deposit any collections, payments or other amounts that continues for five business days after it receives notice of the failure from the owner trustee or the indenture trustee or a responsible person of the servicer learns of the failure, unless:

  — the failure was caused by an event outside the control of the servicer and does not continue for more than ten business days, and the servicer uses all commercially reasonable efforts to perform its obligations and promptly notifies the owner trustee, the indenture trustee and the depositor of the failure and the steps being taken by the servicer to correct it, or

  — the failure relates to an amount no greater than 0.05% of the outstanding principal balance of notes issued by the trust and does not continue for more than (a) if the servicer's long-term debt is rated investment grade by all rating agencies rating the notes, 90 days after a responsible person of the servicer learns of the failure or (b) if the servicer's long-term debt is not so rated, 90 days after the collections, payments or other amounts were required to be deposited.

- the servicer fails to perform its duties under the transaction documents that has a material adverse effect on the notes and continues for 90 days after it receives notice of the failure from the owner trustee, the indenture trustee or the holders of at least 25% of the note balance of the controlling class, or

- bankruptcy of the servicer.

The holders of a majority of the note balance of the controlling class may waive any servicer termination event.

As long as a servicer termination event has not been corrected, the indenture trustee may, or at the direction of the holders of a majority of the note balance of the controlling class must, terminate the servicer for the trust. If a successor servicer is not appointed by the date indicated in the notice of termination, the indenture trustee automatically will become the successor servicer and will be entitled to the original servicer's compensation arrangements. If the indenture trustee is unwilling or legally unable to act as servicer, it may appoint, or petition a court to appoint, a successor servicer having a net worth of at least $50 million and whose regular business includes the servicing of motor vehicle receivables.

If a bankruptcy trustee or similar official is appointed for the servicer and no other servicer termination event has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or the noteholders from terminating the servicer.

The servicer will agree to cooperate to effect an orderly servicing transfer and make available its records on payments on the receivables and the receivable files. The servicer will not be required to make available or license its proprietary servicing procedures, processes, models, software or other applications. The predecessor servicer will reimburse the successor servicer for reasonable expenses for the transition of servicing duties.

MONTHLY REPORTS

On or about the 10th day of each month, the servicer will prepare and deliver an investor report to the owner trustee, the indenture trustee, the depositor and, if requested, the rating agencies. Each investor report will contain information about payments to be made on the notes on the payment date, the performance of the receivables during the prior month and the status of credit enhancements. An officer of the servicer will certify the accuracy of the information in each investor report. The servicer will post each

investor report on its website located at www.fordcredit.com/institutionalinvestments/index.jhtml on the payment date. The investor report will contain the following information for each payment date:

- collections on the receivables for the prior month allocated by interest and principal,

- fees and expenses payable to the indenture trustee, the owner trustee, the asset representations reviewer and the trust,

- servicing fee payable to the servicer,

- the amount of interest and principal payable and paid on each class of notes, in each case expressed as an aggregate amount and per $1,000 of principal amount,

- the regular principal payment and any priority principal payments,

- the principal amount of each class of notes at the beginning of the period and the end of the period and the note factors needed to compute the principal amount of each class of notes, in each case giving effect to all payments to be made on the payment date,

- the balance of the reserve account and the amount of any withdrawals from or deposits to the reserve account to be made on the payment date,

- information on the performance of the receivables for the prior month, including the pool balance, collections and the aggregate amount paid by Ford Credit or the depositor to repurchase ineligible receivables, servicer impaired receivables or receivables modified by the servicer, any repurchase demand activity, the number of receivables remaining in the pool and the pool factor,

- delinquency, repossession and credit loss information on the receivables for the prior month, and whether the delinquency trigger occurred,

- the targeted overcollateralization amount and the yield supplement overcollateralization amount,

- the amount of available funds released to the holder of the residual interest, and

- any material change in the depositor's retained interest in this securitization transaction.

The servicer will use the investor report to direct the indenture trustee on payments to be made to the noteholders on each payment date. The indenture trustee will have no obligation to verify calculations made by the servicer. On each payment date, the indenture trustee, as paying agent, will forward the investor report to each noteholder of record or make the investor report available to noteholders through the indenture trustee's internet website, which is located at *https://_____*.

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

- a description of the events that triggered a review of the review receivables by the asset representations reviewer during the prior month,

- if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

- if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and

experience of the new asset representations reviewer, the date of the change occurred, the circumstances surrounding the change, and

- a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method which the other noteholders may contact the requesting noteholder.

[To be included for offerings after November 22, 2016:]

[The servicer will also prepare asset level data about the receivables for this securitization transaction for the prior month and file it with the SEC on Form ABS-EE at the time of filing the Form 10-D. The Form ABS-EE, and any information attached as exhibits to the form, will be incorporated by reference into the Form 10-D. The asset data file will contain detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status.]

ANNUAL COMPLIANCE REPORTS

The servicer will prepare or obtain a number of annual reports, statements or certificates for the trust. No later than 90 days after the end of the calendar year, the servicer will provide to the depositor, the owner trustee, the indenture trustee and the rating agencies the following:

- *Compliance Certificate:* a certificate stating that the servicer fulfilled all of its obligations under the sale and servicing agreement in all material respects throughout the prior year or, if there was a failure to fulfill any obligation in any material respect, stating the nature and status of each failure,

- *Assessment of Compliance:* copies of any report by the servicer and any other "servicer" (as defined in Regulation AB under the Securities Act of 1933) on its assessment of compliance with the minimum servicing criteria regarding general servicing, cash collection and administration, investor payments and reporting and pool asset administration during the prior year covering securitization transactions sponsored by Ford Credit involving retail installment sale contracts that were subject to Regulation AB, including disclosure of any material instance of noncompliance identified by that servicer, and

- *Attestation Report:* copies of any report by a registered public accounting firm that attests to, and reports on, the assessment made by the servicer and any other "servicer" (as defined in Regulation AB under the Securities Act of 1933) of compliance with the minimum servicing criteria during the prior year covering securitization transactions sponsored by Ford Credit involving retail installment sale contracts that were subject to Regulation AB, which must be made according to standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board.

The servicer will file the compliance certificate, the assessment report and the attestation report with the SEC as exhibits to the trust's annual report on Form 10-K within 90 days after the end of the calendar year. A copy of these items may be obtained by any noteholder by request to the indenture trustee.

TRANSACTION PARTIES

The following descriptions of the transaction parties summarize certain parts of the transaction documents to which they are parties, including the trust agreement, the indenture, the administration agreement and the asset representations review agreement, but are not complete descriptions of these agreements. For more details about the transaction documents, you should read the forms of the

transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Depositor

The depositor for this securitization transaction is Ford Credit Auto Receivables Two LLC, a Delaware limited liability company created in January 2001. The depositor meets the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.

Ford Credit is the sole member of the depositor. The depositor was created for the limited purpose of purchasing receivables from Ford Credit and selling the receivables to trusts for securitization transactions.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

The depositor will make representations about the characteristics of the receivables sold to the trust. In addition, the depositor will represent that it owns the receivables free of liens or claims. If any of the depositor's representations proves to have been untrue when made and the breach has a material adverse effect on a receivable, the depositor must repurchase the receivable unless it corrects the breach in all material respects by the end of the cure period. In addition, the depositor must enforce Ford Credit's repurchase obligation described above under *"Sponsor and Servicer — General."*

The depositor will be responsible for filing required income tax or franchise tax returns for the trust and for filing and maintaining the effectiveness of the financing statements that perfect the trust's security interest in the receivables and other trust assets.

The depositor will pay the administrator's annual fees and indemnify the underwriters against some civil liabilities as described in *"Underwriting."* If either the owner trustee or the indenture trustee resigns or is removed, the depositor will reimburse the expenses for its replacement.

The depositor may retain all or a portion of any class of notes issued by a trust. Any retained notes may be sold by the depositor in private placements or other non-registered offerings and will not be offered by this prospectus.

Issuing Entity

The issuing entity for this securitization transaction is Ford Credit Auto Owner Trust 20__-__, a Delaware statutory trust. The trust's fiscal year is the calendar year.

The purposes of the trust will be to:

- acquire and hold the receivables and other trust assets,

- issue the notes and pledge the trust assets to the indenture trustee to secure payments on the notes,

- make payments on the notes,

- issue additional notes or certificates in exchange for all or a portion of the residual interest of the trust, and

- engage in other related activities to accomplish these purposes.

The trust may not engage in other activities and may not invest in other securities or make loans to anyone.

The trust agreement may be amended without the consent of the noteholders if the holder of the residual interest in the trust (a) certifies that the amendment will not have a material adverse effect on the notes and (b) delivers a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes. The trust agreement may also be amended with the consent of a majority of each class of notes outstanding (with each class voting separately, except that the Class A notes will vote together as a single class).

The trust may not dissolve, merge with or sell substantially all its assets to anyone or impair the first priority lien of the indenture trustee in the trust assets except as permitted by the transaction documents.

The servicer will indemnify the trust for liabilities and damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties as servicer.

Ford Credit will be the administrator of the trust under an administration agreement. The administrator will provide notices on behalf of the trust and perform all administrative obligations of the trust under the transaction documents. These obligations include obtaining and preserving the trust's qualification to do business where necessary, notifying the rating agencies and the indenture trustee of events of default, preparing and filing reports with the SEC, inspecting the indenture trustee's books and records, monitoring the trust's obligations for the satisfaction and discharge of the indenture, causing the servicer to perform its duties and obligations under the sale and servicing agreement, causing the indenture trustee to notify the noteholders of the redemption of their notes, and preparing and filing the documents necessary to release property from the lien of the indenture. The depositor will pay the administrator an annual administration fee.

The administrator may resign at any time by giving 60 days' notice to the trust, the indenture trustee and the owner trustee. In some circumstances, the owner trustee, with the consent of the holders of a majority of the note balance of the controlling class, may terminate the administrator. No resignation or termination of the administrator will become effective until a successor administrator is in place.

On the closing date, the depositor will sell the receivables to the trust and make an initial deposit in the reserve account in exchange for the notes and the residual interest in the trust. The following table shows the capitalization of the trust on the closing date after issuance of the notes.

	Principal Amount
Class A-1 notes..	$
Class A-2[a] notes...	
[Class A-2b notes]...	
Class A-3 notes..	
Class A-4[notes...	
Class B notes	
Class C notes	
Residual Interest — Initial Overcollateralization	
Subtotal — Initial Pool Balance	$
Reserve Account...	
Total..	$

Owner Trustee

_____, a _____, will act as the "owner trustee" under the trust agreement.

[Insert description of Owner Trustee, including prior experience as Owner Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The owner trustee's main duties will be:

- creating the trust by filing a certificate of trust with the Delaware Secretary of State,

- maintaining the trust distribution account for the benefit of the holder of the residual interest in the trust, and

- executing documents on behalf of the trust.

The owner trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the owner trustee. The owner trustee will not be required to exercise any of its rights or powers under the transaction documents or to begin, conduct or defend any litigation on behalf of the trust at the direction of the depositor unless the depositor has offered reasonable security or indemnity satisfactory to the owner trustee to protect it against the costs and expenses that it may incur in complying with the direction.

The depositor and the administrator will indemnify the owner trustee for liabilities and damages resulting from the owner trustee's performance of its duties under the trust agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the owner trustee or as a result of a breach of representations made by the owner trustee in the trust agreement. The servicer will indemnify the owner trustee for liabilities and damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties as servicer.

The trust will pay the fees of the owner trustee, reimburse the owner trustee for expenses incurred in performing its duties, and pay any indemnities due to the owner trustee, to the extent those amounts are not paid or reimbursed by the depositor or the administrator. The trust will pay these amounts to the owner trustee on each payment date, along with similar amounts owed to the indenture trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year before the trust makes any other payments. The trust will pay the owner trustee amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account are made. Following an event of default, however, all owner trustee fees, expenses and indemnities due will be paid first.

The owner trustee may resign at any time by notifying the depositor and the administrator. The administrator may remove the owner trustee at any time and for any reason, and must remove the owner trustee if the owner trustee becomes legally unable to act, becomes subject to a bankruptcy or is no longer eligible to act as owner trustee under the trust agreement because of changes in its legal status, financial condition or specific rating conditions. No resignation or removal of the owner trustee will be effective until a successor owner trustee is in place. If not paid by the trust, the depositor will pay the owner trustee and the successor owner trustee for the expenses for replacement of the owner trustee.

The trust agreement will terminate when:

- the last receivable has been paid in full, settled, sold or charged off and all collections have been applied, or

- the trust paid all notes in full and all other amounts payable by it under the transaction documents.

On termination of the trust agreement, any remaining trust assets will be distributed to the holder of the residual interest in the trust and the trust will be terminated.

Indenture Trustee

_____, a _____, will act as the "indenture trustee" under the indenture.

[Insert description of Indenture Trustee, including prior experience as Indenture Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The indenture trustee's main duties will be:

- holding the security interest in the receivables and other trust assets on behalf of the noteholders,

- administering the trust bank accounts,

- enforcing remedies at the direction of the controlling class following an event of default and acceleration of the notes,

- acting as note registrar to maintain a record of noteholders and provide for the registration, transfer, exchange and replacement of notes,

- acting as note paying agent to make payments from the trust bank accounts to the noteholders and others,

- notifying the asset representations reviewer when a review has been directed by the noteholders, and

- notifying the noteholders of an event of default.

Except in limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time or both would become an event of default, it must provide written notice to the noteholders within 90 days. If the indenture trustee knows of an event of default, it must notify all noteholders within five business days. If the notes have been accelerated, the indenture trustee may, and at the direction of the holders of a majority of the note balance of the controlling class must, begin proceedings for the collection of amounts payable on the notes and enforce any judgment obtained, begin foreclosure proceedings and, in some circumstances, sell the receivables.

The indenture trustee's standard of care changes depending on whether an event of default occurred. Before an event of default, the indenture trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the indenture trustee. Following an event of default, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. Following an event of default, the indenture trustee may assert claims on behalf of the trust and the noteholders against the depositor and Ford Credit.

For a description of the rights and duties of the indenture trustee after an event of default and on acceleration of the notes, you should read "Description of the Notes — Events of Default and Acceleration."

The indenture trustee must mail an annual report to the noteholders if events stated in the Trust Indenture Act have occurred during the prior year, including a change to the indenture trustee's eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act, a release of trust assets from the lien of the indenture and any action taken by the indenture trustee that has a material adverse effect on the notes.

The indenture trustee will not be required to exercise any of its rights or powers, expend or risk its own funds or incur financial liability in the performance of its duties if it has reasonable grounds to believe that it is not likely to be repaid or indemnified by the trust. The indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

The trust and the administrator will indemnify the indenture trustee for liabilities and damages resulting from the indenture trustee's performance of its duties under the indenture unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the indenture trustee or as a result of a breach of representations made by the indenture trustee in the indenture. The servicer will indemnify the indenture trustee for damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors of judgment) in the performance of its duties as servicer.

The trust will pay the fees of the indenture trustee, reimburse the indenture trustee for expenses incurred in performing its duties and pay any indemnities due to the indenture trustee, to the extent those amounts are not paid or reimbursed by the depositor or the administrator. The trust will pay these amounts to the indenture trustee on each payment date, along with similar amounts owed to the owner trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year before the trust makes any other payments. The trust will pay the indenture trustee amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account have been made. Following an event of default, however, all indenture trustee fees, expenses and indemnities due will be paid first.

Under the Trust Indenture Act, the indenture trustee may be considered to have a conflict of interest and be required to resign as indenture trustee for the notes or any class of notes if a default occurs under the indenture. In these circumstances, separate successor indenture trustees will be appointed for each class of notes. Even if separate indenture trustees are appointed, only the indenture trustee acting on behalf of the controlling class will have the right to exercise remedies and only the controlling class will have the right to direct or consent to any action to be taken, including a sale of the receivables.

The indenture trustee may resign at any time by notifying the trust. The holders of a majority of the note balance of the controlling class may remove the indenture trustee at any time and for any reason by notifying the indenture trustee and the trust. The trust must remove the indenture trustee if the indenture trustee becomes legally unable to act or becomes subject to a bankruptcy or is no longer eligible to act as indenture trustee under the indenture because of changes in its legal status, financial condition or specific rating conditions. No resignation or removal of the indenture trustee will be effective until a successor

indenture trustee is in place. If not paid by the trust, the depositor will pay the indenture trustee and the successor indenture trustee for any expenses for replacement of the indenture trustee.

Asset Representations Reviewer

_____, a _____, will act as the "asset representations reviewer" under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an "eligible asset representations reviewer," meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables and (iii) it is not responsible for reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the transaction documents.

The asset representations reviewer's main duties will be:

- reviewing each review receivable following receipt of a review notice from the indenture trustee, and

- providing a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read "Receivables – Asset Representations Review."

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust and the administrator will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer's performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The trust will pay the upfront and annual fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator. The trust will pay these amounts to the asset representations reviewer on each payment date, along with similar amounts owed to the indenture trustee and the owner trustee and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year before the trust makes any other payments.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to act or (iii) the trust consents to the resignation. The trust may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. A successor asset representations reviewer must be an eligible asset representations reviewer.

AFFILIATIONS AND RELATIONSHIPS AND RELATED TRANSACTIONS

Ford Credit is the sponsor of this securitization transaction, the original purchaser of the receivables originated by motor vehicle dealers that are being securitized and the servicer of the receivables. As the sponsor, Ford Credit caused the depositor to be formed for purposes of participating in securitization transactions. Ford Credit is the sole member of the depositor. Ford Credit caused the depositor to form the trust that is the issuing entity for this securitization transaction and will be the administrator of the trust. The depositor initially will be the sole beneficiary of the trust and the holder of the residual interest in the trust.

In the ordinary course of business from time to time, Ford Credit and its affiliates have business relationships and agreements with affiliates of the owner trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services and securitization services, all on arm's length terms and conditions.

TRANSACTION FEES AND EXPENSES

The following table shows the amount or formula for the fees payable to the indenture trustee, the owner trustee, the asset representations reviewer and the servicer. On each payment date the servicer will direct the indenture trustee to make the payments below to the indenture trustee, the owner trustee and the asset representations reviewer to the extent these fees have not been paid by the depositor or the administrator and to the servicer, from available funds in the order of priority described in *"Description of the Notes — Priority of Payments."* These fees will not change during the term of this securitization transaction. The fees to the indenture trustee, the owner trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the administrator and the indenture trustee, the owner trustee and the asset representations reviewer.

Fee	Monthly Amount
Indenture trustee fee	1/12 of $[_____]
Owner trustee fee	1/12 of $[_____]
Asset representations reviewer fee	1/12 of $[_____]
Servicing fee	1/12 of 1.00% of the pool balance

The indenture trustee fee is paid to the indenture trustee for performance of the indenture trustee's duties under the indenture. The owner trustee fee is paid to the owner trustee for performance of the owner trustee's duties under the trust agreement. The asset representations reviewer fee is paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer's duties under the asset representations review agreement. The trust will pay and reimburse the indenture trustee and the owner trustee for its fees and reasonable out of pocket expenses incurred under the indenture and the trust agreement, each to the extent not paid by the depositor or the administrator. The trust also will pay any indemnities owed to the indenture trustee, the owner trustee or the asset representations reviewer if not paid by the depositor or the administrator. *For information about indemnities applicable to the indenture trustee, the owner trustee and the asset representations reviewer, you should read "Transaction Parties – Indenture Trustee," "–Owner Trustee" and "Asset Representations Reviewer."*

The servicing fee is paid to the servicer for the servicing of the receivables under the sale and servicing agreement. The servicer will be responsible for its own expenses under the servicing agreement except that the servicer may net from collections the costs and expenses of the repossession and disposition of financed vehicles and external costs of collection on charged off accounts.

USE OF PROCEEDS

The net proceeds from the sale of the notes issued on the closing date will be used by the depositor to purchase the receivables from Ford Credit. Ford Credit will use the proceeds from the sale of the receivables for general corporate purposes.

SOME IMPORTANT LEGAL CONSIDERATIONS

Matters Relating to Bankruptcy

Sale of Receivables by Ford Credit to the Depositor. The sale of the receivables by Ford Credit to the depositor will be structured to minimize the possibility that a bankruptcy proceeding of Ford Credit will adversely affect the trust's rights in the receivables. Ford Credit and the depositor intend that the sale of the receivables by Ford Credit to the depositor will be a "true sale." The depositor will have no recourse to Ford Credit other than the limited obligation to repurchase receivables for breaches of representations.

On the closing date, Ford Credit and the depositor will receive a reasoned legal opinion that in a bankruptcy of Ford Credit:

- the receivables and the collections on the receivables would not be property of Ford Credit's bankruptcy estate under U.S. federal bankruptcy laws, and

- the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the receivables to the depositor or the trust.

This opinion will be subject to assumptions and qualifications and a court in a Ford Credit bankruptcy proceeding may not reach the same conclusion.

Structure of Depositor; Risk of Substantive Consolidation. The depositor is organized as a special purpose entity and is restricted by its limited liability company agreement to activities designed to make it "bankruptcy-remote." These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that the depositor will have any creditors. This agreement also restricts the depositor from starting a voluntary case or proceeding under U.S. bankruptcy laws or similar state laws without the unanimous consent of its board of managers, including independent managers who are instructed to take into account the interests of creditors of the depositor and the trusts created by the depositor, as well as the interests of the depositor, in any vote to allow the depositor to file for bankruptcy. The limited liability company agreement also contains covenants meant to preserve the separate identity of the depositor from Ford Credit and to avoid substantive consolidation of Ford Credit and the depositor. The most important of these covenants require each company to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements and not hold itself as liable for debts of the other and not commingle the depositor's assets with the assets of Ford Credit or its affiliates.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to begin a bankruptcy proceeding against the depositor.

On the closing date, Ford Credit and the depositor will obtain a reasoned legal opinion that in a bankruptcy of Ford Credit, a creditor or bankruptcy trustee of Ford Credit (or Ford Credit as debtor in possession) would not have valid grounds to request a court to disregard the separate legal existence of the depositor so as to cause substantive consolidation of the assets and liabilities of the depositor with the assets and liabilities of Ford Credit in a manner prejudicial to the noteholders. This opinion will be subject to assumptions and qualifications, including an assumption that the depositor and Ford Credit comply with its limited liability company agreement. A court in a Ford Credit bankruptcy proceeding may not reach the same conclusion. If the separate legal existence of Ford Credit and the depositor were disregarded and the assets and liabilities of Ford Credit and the depositor were consolidated, assets of

the depositor could be used to satisfy Ford Credit's creditors instead of the noteholders or the trust. This consolidation of assets and liabilities generally is referred to as "substantive consolidation."

Sale of Receivables by the Depositor to the Trust; Perfection of Security Interests. The transfer of the receivables by the depositor to the trust will also be structured as a sale. Similar to the sale by Ford Credit to the depositor, where Ford Credit is the sole member of the depositor, the depositor will retain an interest in the receivables it sells in the form of a residual interest in the trust. This transfer may not be a "true sale" that removes the receivables from the bankruptcy estate of the depositor. The depositor will grant a back-up security interest in the receivables to the trust and will file Uniform Commercial Code financing statements to perfect the trust's ownership interest and security interest in the receivables. The trust agreement contains terms similar to those in the depositor's limited liability company agreement designed to make it "bankruptcy-remote" by limiting the trust's activities and requiring creditors to agree not to begin a bankruptcy proceeding against the trust.

Assuming that the sale of the receivables by Ford Credit to the depositor is a "true sale," the depositor is not consolidated with Ford Credit in a bankruptcy of Ford Credit and the depositor is not in bankruptcy, the trust's perfected security interest in the receivables generally will provide the trust with uninterrupted access to collections on the receivables (other than any collections held by Ford Credit as servicer at the time a bankruptcy proceeding is begun). The trust will grant a security interest in the receivables and other trust assets to the indenture trustee for the benefit of the noteholders, and the administrator will file Uniform Commercial Code financing statements to perfect and maintain the perfection of the security interest.

Bankruptcy Proceedings of Ford Credit, the Depositor or the Servicer. The depositor does not intend to begin, and Ford Credit will agree that it will not cause the depositor to begin, a voluntary bankruptcy proceeding while the depositor is solvent.

The bankruptcy of the servicer will result in a servicer termination event. If no other servicer termination event other than a bankruptcy exists, a trustee-in-bankruptcy of the servicer may have the power to prevent either the indenture trustee or the noteholders from terminating the servicer.

Payments made by Ford Credit or the depositor to repurchase receivables under the sale and servicing agreement may be recoverable by Ford Credit or the depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of Ford Credit or of the depositor as a preferential transfer from Ford Credit or the depositor if the payments were made within one year before the filing of a bankruptcy proceeding against Ford Credit.

The Dodd-Frank Act

Orderly Liquidation Authority. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," established the Orderly Liquidation Authority, or "OLA," under which the Federal Deposit Insurance Corporation, or "FDIC," is authorized to act as receiver of a financial company and its subsidiaries. OLA differs from U.S. federal bankruptcy laws in several ways. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in a receivership, it is unclear what impact OLA will have on a particular company, including Ford Credit, the depositor or the trust, or the company's creditors.

Potential Applicability to Ford Credit, the Depositor and the Trust. There is uncertainty about which companies will be subject to OLA rather than the U.S. federal bankruptcy laws. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that (1) the company is in default or in danger of default, (2) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the United States, (3) no viable private sector alternative is available to prevent the default of the company and (4) an OLA proceeding would mitigate these effects. It is not certain whether OLA would be applied to Ford Credit, although it is expected that OLA will be used only very rarely. The depositor or the trust could, under some circumstances, also be subject to OLA.

FDIC's Avoidance Power Under OLA. The parts of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws. If Ford Credit were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by Ford Credit perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential transfers. In this case, the receivables securing the notes could be reclaimed by the FDIC and the noteholders may have only an unsecured claim against Ford Credit.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC's avoidance power under OLA with the related parts of the U.S. federal bankruptcy laws. Based on these rules, the transfer of the receivables by Ford Credit would not be avoidable by the FDIC as a preference under OLA.

FDIC's Repudiation Power Under OLA. If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company's affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

- that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the trust, and

- that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by the company before the end of the transition period of any future regulation, if the transfer satisfies the conditions for the exclusion of the assets from the property of the estate of the company under the U.S. federal bankruptcy laws.

Ford Credit and the depositor intend that the sale of the receivables by Ford Credit to the depositor will be a "true sale" between separate legal entities under state law. As a result, Ford Credit believes that the FDIC would not be able to recover the receivables using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur before the end of any transition period adopted to implement future regulation addressing the FDIC's repudiation authority under OLA. However, it is not certain that the FDIC will address its repudiation authority under OLA in future regulations or that future regulations or FDIC actions in an OLA proceeding involving Ford Credit, the depositor or the trust would not be contrary to this opinion.

If the trust were placed in receivership under OLA, the FDIC would have the power to repudiate the notes issued by the trust. In that case, the FDIC would be required to pay compensatory damages that are no less than the principal amount of the notes plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the notes is greater than the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, that accrued interest.

Security Interests in Receivables and Financed Vehicles

The sale and assignment of the receivables to the trust, the perfection of the security interests pledged in the receivables and the enforcement of rights to realize on the financed vehicles as collateral for the receivables will be subject to a number of federal and state laws, including the Uniform Commercial Code in effect in each state. The retail installment sale contracts, both tangible and electronic, purchased by Ford Credit are "chattel paper" for purposes of the Uniform Commercial Code.

The sale, assignment and pledge of "chattel paper" may be perfected either by taking physical possession of tangible contracts and taking and maintaining "control" (within the meaning of the Uniform Commercial Code) of electronic contracts or by the filing of financing statements under the Uniform Commercial Code.

All retail installment sale contracts acquired by Ford Credit are assigned to Ford Credit by the dealer under the terms of an assignment agreement. Each retail installment sale contract includes a grant by the obligor of a security interest in the financed vehicle. Ford Credit either takes physical possession, in the case of tangible contracts, or takes and maintains "control", in the case of electronic contracts, to obtain a perfected security interest in the contract against the dealer. The tangible contracts are held by Ford Credit or by a third party vendor. The electronic contracts are stored in a specially-designed computer system maintained by a third party vendor that identifies Ford Credit as the owner and establishes Ford Credit's "control" of the electronic contracts.

The sale and assignment of the receivables from Ford Credit to the depositor and from the depositor to the trust and the pledge of the receivables from the trust to the indenture trustee, will be perfected, at each stage, by the filing of a financing statement under the Uniform Commercial Code. Ford Credit will not transfer physical possession or "control" of the contracts to the trust or the indenture trustee, but will maintain possession and "control" and act as custodian for the trust and the indenture trustee. Ford Credit will mark its accounting records and computer systems to reflect the assignment and pledge, but will not segregate the contracts that are in its possession or "control" and they will not be stamped or marked to reflect the sale and assignment to the trust or the pledge to the indenture trustee so long as Ford Credit is servicing the receivables.

Ford Credit follows procedures to perfect its security interest in the financed vehicle usually by notation of its lien on the certificate of title for the financed vehicle. Generally, these procedures require the dealer to apply for a title that includes Ford Credit's lien immediately after Ford Credit's purchase of a contract. The vehicle titling laws of most states also allow Ford Credit to retain possession of the certificate of title until the contract is paid in full. The procedures to perfect Ford Credit's lien on the financed vehicle depend on the actions of third parties, including dealers, vehicle owners and state and local motor vehicle registration authorities. If Ford Credit obtains a validly perfected security interest in the financed vehicle on a timely basis, the trust, as assignee of the receivable, will also have the benefits of this security interest in most states. To avoid the administrative burden and costs, no financed vehicles are re-registered to identify the trust as the new secured party on the certificate of title and the obligors will not be notified that their contracts have been sold. If Ford Credit does not obtain a perfected security interest in the financed vehicle due to fraud, forgery, negligence or administrative error of a third party, its security interest and, therefore, that of the trust, could be subordinated to later purchasers of the financed vehicle and later lenders with a perfected security interest. If the trust does not have a perfected security interest in a financed vehicle, its ability to realize on the financed vehicle following an obligor default would be adversely affected. Under the sale and servicing agreement, the servicer must take appropriate steps to maintain perfection of the security interest in the financed vehicles and must purchase the receivable if it fails to do so and the receivable is materially and adversely affected.

In most states, a perfected security interest in a financed vehicle continues for four months after the vehicle is moved to a new state from the state where it is registered and thereafter until the vehicle owner re-registers the vehicle in the new state. Ford Credit, as secured party, must surrender possession if it holds the certificate of title to the financed vehicle, or would receive notice of surrender if its security interest is noted on the certificate of title. In either case, Ford Credit would have the opportunity to continue its security interest in the financed vehicle in the new state. Similarly, when an obligor sells a financed vehicle, Ford Credit must surrender possession of the certificate of title or will receive notice as a lienholder and will have an opportunity to require repayment of the receivable before release of the lien. Under the sale and servicing agreement, the servicer must take appropriate steps to maintain perfection of the security interests in the financed vehicles and must purchase the receivable if it fails to do so and the receivable is materially and adversely affected.

The trust's security interest in the receivable or the financed vehicle may be subordinated because federal or state law gives the holders of some types of liens, such as tax liens or mechanic's liens, priority over even the properly perfected lien of other secured parties. In addition, if a financed vehicle is confiscated by a government agency, Ford Credit may not be able to obtain possession of the vehicle and enforce the security interest unless it completes documentation required by the agency, including a "hold harmless" agreement. Unless Ford Credit fails to follow its policies and procedures, Ford Credit will not be required to purchase a receivable in these circumstances.

Legal Considerations Relating to the Contracts and the Financed Vehicles

Repossession; Notice of Sale and Cure Rights. If an obligor defaults on its retail installment sale contract, the trust will have all the remedies of a secured party under the UCC, except where specifically limited by other state laws. These remedies include the right to perform self-help repossession unless it would be a breach of the peace or unless prohibited by state law. Self-help repossession is the method used by Ford Credit in most cases and usually is accomplished by using an independent contractor to take possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if required by state law, Ford Credit may have to obtain a court order before repossessing the vehicle.

If an obligor is in default on its contract, some states require that the secured party notify the obligor of the default and give the obligor time to correct the default before repossession. In Ford Credit's experience, this right to correct is exercised by only a limited number of defaulted obligors.

On repossession of a vehicle, the Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice of the date, time, and place of a public sale and/or the date after which a private sale of the vehicle may be held. The obligor has the right to redeem the vehicle before sale by paying the secured party the unpaid balance of the contract plus reasonable expenses for repossessing, holding, and preparing the vehicle for disposition and arranging for the sale, including attorney's fees when allowed by law. In some states, the obligor has the right to reinstate the contract by payment of past due amounts and other amounts instead of all amounts due under the contract.

Deficiency Judgments. Ford Credit generally is required to apply the proceeds of sale of a repossessed vehicle to the expenses of resale and repossession and then to the satisfaction of the indebtedness of the obligor on the receivable. If the net proceeds from sale do not cover the full amount of the obligation, Ford Credit may seek a deficiency judgment in some states, but other states prohibit or limit deficiency judgments. Because a deficiency judgment is an unsecured personal judgment against the obligor for the shortfall, in many cases it is not worthwhile to seek one. If a deficiency judgment is obtained, it may be settled at a significant discount or it may be impossible to collect.

Consumer Protection Laws. Numerous federal and state consumer protection laws impose substantial requirements on dealers, finance companies, lenders and servicers involved in consumer finance, including Ford Credit, and impose statutory liabilities on those who fail to comply with them. The most significant consumer protection laws regulating the receivables include the federal Truth-in-Lending Act and state motor vehicle retail installment sales acts that mandate financing disclosures that must be made to consumers; the federal Equal Credit Opportunity Act that prohibits creditors from discriminating on the basis of specific factors, such as race, color, sex, age and marital status in all aspects of a credit transaction, including the application process and the development and use of scoring models; the federal Fair Credit Reporting Act that regulates consumer credit reports and includes requirements on when and how creditors may obtain and use these reports and actions creditors must take to prevent identity theft; and the Gramm Leach Bliley Act and state privacy laws that require protection of specific consumer data and communication of privacy rights with consumers. State motor vehicle retail installment sales acts and other state laws regulate fees, finance charges, collection processes and licensing requirements. In some cases, these laws could affect the trust's ability to enforce the receivables or subject the trust to claims and defenses of the obligor including claims the obligor may assert against the motor vehicle dealer who sold the financed vehicle. In addition, courts have imposed general equitable principles on

secured parties pursuing repossession of collateral or litigation involving deficiency balances. These equitable principles may relieve an obligor from some or all of the legal consequences of a default.

Ford Credit and the depositor will represent that each receivable complies in all material respects with requirements of law and that each receivable is not subject to claims or defenses of the obligor. This representation is based on Ford Credit's review of form contract terms, its review of completed contracts for errors apparent in the contract, and dealer representations of contract disclosure accuracy in agreements between Ford Credit and the dealer. If an obligor has a claim against the trust for a violation of law related to a receivable, that violation would be a breach by Ford Credit and the depositor and if the breach has a material adverse effect on a receivable, Ford Credit and the depositor would have to repurchase the receivable unless the breach is corrected in all material respects by the end of the cure period.

Under the terms of the Servicemembers Civil Relief Act and similar state laws, an obligor who enters military service after the origination of a retail installment sale contract may be entitled to relief on finance charges in excess of 6%, and Ford Credit must suspend self-help repossession of the vehicle. Receivables with obligors who are in the military or who later enter the military may be included in the receivables owned by the trust and neither the depositor nor Ford Credit will be required to repurchase a receivable that becomes subject to these laws.

Bankruptcy Limitations. U.S. bankruptcy laws affect the ability of the trust to realize on collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the U.S. federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the plan of reorganization may, in limited circumstances, reduce the amount of the secured indebtedness to the market value of the financed vehicle at the time of bankruptcy, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness. Neither the depositor nor Ford Credit will be required to repurchase a receivable that becomes subject to a bankruptcy proceeding after the cutoff date.

TAX CONSIDERATIONS

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on current provisions of the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or "IRS," rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. It is not certain that the IRS will not challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

- purchase notes in the initial distribution of the notes,

- are citizens or residents of the United States, and

- hold the notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term "U.S. noteholder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

- a citizen or resident of the United States,

- a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

- an estate whose income is subject to U.S. federal income tax regardless of its source, or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that has made a valid election under Treasury Regulations to be treated as a U.S. person.

The term "U.S. noteholder" also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business. As used in this section of the prospectus, the term "non-U.S. noteholder" means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of the Trust

In the opinion of _____, tax counsel to the depositor, assuming compliance with the terms of the trust agreement and transaction documents, the trust will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the trust. If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the trust could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be "unrelated business taxable income," income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of trust expenses.

Tax Characterization and Treatment of the Notes

Characterization as Debt. In the opinion of _____, the offered notes [other than the Class __ notes] will [and, although the conclusion is not free from doubt, the Class __ notes should] be treated as debt for U.S. federal income tax purposes to the extent the offered notes are treated as beneficially owned by a person other than the sponsor. The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read "— Tax Characterization of the Trust" above.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder's method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or "OID," rules. [Although stated interest on the Class __ notes can be deferred under certain circumstances, the trust intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the offered notes as qualified stated interest.]

Original Issue Discount. [The Class __ notes will be issued with OID.] A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder's regular method of accounting, generally under a constant yield method.

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder's adjusted tax basis in the note. The holder's adjusted tax basis will equal the holder's cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in *"—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities"* below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the trust or a controlled foreign corporation related to the trust. To qualify for the

exemption from taxation, the withholding agent must have received a signed statement from the individual or corporation that:

- is signed under penalties of perjury by the beneficial owner of the note,

- certifies that the beneficial owner is not a U.S. noteholder, and

- provides the beneficial owner's name and address.

A "withholding agent" is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before payment to a non-U.S. noteholder (which itself is not a withholding agent). Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E, which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide the signed statement to the withholding agent. However, in this case, the signed statement may require a copy of the beneficial owner's IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

- in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities. A 30% withholding tax generally will apply to payments of interest on, and after December 31, 2016, to gross proceeds from the disposition of, notes issued or significantly modified after June 30, 2014, that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or "FATCA," generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be

required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax Considerations

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the trust or the tax consequences to the trust or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the trust and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA CONSIDERATIONS

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or "ERISA," and the Internal Revenue Code impose duties and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as "plans," and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans.

Employee benefit plans and other retirement plans and arrangements, or "plans," that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code generally may purchase the notes. Although it is not certain, the notes are expected to be treated as "debt" and not as "equity interests" for purposes of the plan assets regulation issued by the U.S. Department of Labor because the notes:

- are expected to be treated as debt for U.S. federal income tax purposes, and

- should not be deemed to have "substantial equity features."

Any person who exercises authority or control over the management or disposition of a plan's assets is considered to be a fiduciary of that plan. Under ERISA's general fiduciary standards, before investing in the notes, a plan fiduciary should determine, among other factors:

- whether the investment is permitted under the plan's governing documents,

- whether the fiduciary has the authority to make the investment,

- whether the investment is consistent with the plan's funding objectives,

- the tax effects of the investment,

- whether under the general fiduciary standards of investment prudence and diversification an investment in the notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio, and

- whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Internal Revenue Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should read *"ERISA Considerations"* about the restrictions on the purchase, holding and/or disposition of the notes offered by this prospectus. Unless otherwise stated, references to the purchase, holding and disposition of the notes in these sections also refer to the purchase, holding and disposition of an interest or participation in the notes.

Prohibited Transactions

Whether or not an investment in the notes will give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be "plan assets" of a plan investing in notes issued by the trust. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the "plan assets regulation," a plan's assets may be deemed to include an interest in the assets of the trust if the plan acquires an "equity interest" in the trust and none of the exceptions in the plan assets regulation are applicable. In general, an "equity interest" is defined under the plan assets regulation as any interest in an entity other than an instrument which is treated as indebtedness under local law and which has no substantial equity features.

The depositor believes that the notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation. This assessment is based on the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the notes are treated as debt for ERISA purposes, the purchase, holding and disposition of the notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the indenture trustee, any underwriter or any of their affiliates, including Ford Credit, is or becomes a "party in interest" under ERISA or a "disqualified person" under Section 4975 of the Internal Revenue Code for the plan. In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a note and the relationship of the party in interest to the plan investor. Included among these exemptions are:

- prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

- prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

- prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

- prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

- prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the notes will be deemed to have represented that its purchase, holding or disposition of the notes is not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or the Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code. However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code. In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Each plan that is subject to laws or regulations substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code, and each person acting on behalf of or investing the assets of the plan, that purchases, holds or disposes of notes will be deemed to have represented that its purchase, holding and disposition of the notes is not and will not result in a non-exempt violation of these similar laws or regulations.


UNDERWRITING


The depositor and the underwriters named below have entered into an underwriting agreement for the notes offered by this prospectus. Subject to some conditions, each underwriter agreed to purchase the principal amount of the offered notes indicated in the following table:

Underwriters	Class A-2[a] Notes	[Class A-2b Notes]	Class A-3 Notes	Class A-4 Notes
....	$	$	$	$
....				
....				
....				
....				
....				
Total....................	$	$	$	$

Underwriters	Class B Notes	Class C Notes
....	$	$
....		
....		
....		
....		
....		
Total....................	$	$

The depositor [will retain __% of each class of notes and] may retain some or all of one or more classes of the notes. [The depositor's retention of __% of each class of notes will be held by the depositor

in satisfaction of the sponsor's risk retention obligation under Regulation RR and may not be sold. The remaining notes] [These notes] may be sold, subject to the requirements in the indenture, directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes. If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent's commissions. These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

All classes of notes must be issued and purchased (or retained by the depositor) for any offered notes to be issued and purchased by the underwriters.

The underwriters will resell the offered notes to the public. The selling concessions that the underwriters may allow to some dealers, and the discounts that those dealers may reallow to other dealers, expressed as a percentage of the initial principal amount of each class of notes, are indicated in the following table. Due to sales to affiliates, one or more of the underwriters may be required to forego a minor portion of the selling concessions they would be entitled to receive.

	Selling Concessions not to exceed	Reallowances not to exceed
Class A-2[a] notes	%	%
[Class A-2b notes	%	%]
Class A-3 notes	%	%
Class A-4 notes	%	%
Class B notes	%	%
Class C notes	%	%

Each class of notes is a new issue of securities with no established trading market. The underwriters have advised the depositor that they intend to make a market in the classes of the offered notes purchased by them but they are not obligated to do so and may discontinue market-making at any time without notice. It is not certain that a secondary market for the notes will develop or about the liquidity of any trading market for the notes. If a secondary market for the notes does develop, it might end at any time or it might not be sufficiently liquid to allow noteholders to resell any of the notes.

In connection with the sale of the notes, the underwriters may, to the extent permitted by Regulation M under the Securities Exchange Act of 1934, engage in:

- over-allotments, in which members of the selling syndicate sell more notes than the seller actually sold to the syndicate, creating a syndicate short position,

- stabilizing transactions, in which purchases and sales of the notes may be made by the members of the selling syndicate at prices that do not exceed a stated maximum,

- syndicate covering transactions, in which members of the selling syndicate purchase the notes in the open market after the distribution is completed to cover syndicate short positions, and

- penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the notes to be higher than they would otherwise be. These transactions, if begun, may be discontinued at any time.

The depositor and Ford Credit will indemnify the underwriters against specific liabilities, including liabilities under the federal securities laws, or contribute to payments the underwriters may be required to make for those liabilities.

The trust may invest the funds in its bank accounts in obligations issued by the underwriters or their affiliates.

In the ordinary course of their businesses, the underwriters and their affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions with the sponsor, the depositor, the servicer and their affiliates.

On request by a noteholder who received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, without charge, a paper copy of this prospectus.

LEGAL OPINIONS

_____ will review or provide opinions on legal matters relating to the notes and some U.S. federal income tax and other matters for the trust, the depositor and the servicer. _____ will review or provide opinions on some legal matters relating to the notes and other matters for the underwriters. [_____ has from time to time represented Ford Credit and its affiliates on other matters.]

WHERE YOU CAN FIND MORE INFORMATION

The depositor, as originator of the trust, filed with the SEC a registration statement, Registration No. 333-_____ under the Securities Act of 1933, for the notes offered by this prospectus. Forms of the transaction documents described in this prospectus are included as exhibits to the registration statement. You may read and copy the registration statement and any notices, reports, statements or other materials filed by the trust, Ford Credit or the depositor at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549.

You may obtain more information about the operation of the Public Reference Room and copying costs by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can find reports, information statements and other information for registrants that file electronically with the SEC. You may obtain more information about Ford and Ford Credit at www.ford.com and www.fordcredit.com.

The servicer will file for the trust annual reports on Form 10-K, monthly distribution reports on Form 10-D, [monthly asset level data for the receivables on Form ABS-EE], any required current reports on Form 8-K, and amendments to these -reports with the SEC. A copy of any reports may be obtained by any noteholder by request to the indenture trustee or the depositor.

INCORPORATION OF DOCUMENTS BY REFERENCE

The trust "incorporates by reference" some information it files with the SEC, which means that the trust can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the trust files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. [The trust incorporates the asset level data and information included as exhibits to the Form ABS-EE filed with the SEC by the date of filing of this prospectus with the SEC]. The trust also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act).

The depositor will provide without charge to each person, including any beneficial owner of the notes, to whom a copy of this prospectus is delivered, on request, a copy of any of the documents incorporated in this prospectus by reference.

Requests for copies should be directed to:

> Ford Credit Auto Receivables Two LLC
> c/o Ford Motor Credit Company LLC
> c/o Ford Motor Company
> World Headquarters, Suite 802-A3
> One American Road
> Dearborn, Michigan 48126
> Attention: Ford Credit SPE Management Office
> Telephone number: (313) 594-3495
> Fax number: (313) 390-4133

INDEX OF DEFINED TERMS

<u>STATIC POOL INFORMATION — PRIOR SECURITIZED POOLS</u>

This Annex contains static pool information about prior pools of retail installment sale contracts securitized by Ford Credit. The information in this Annex consists of summary information about the original characteristics of the prior securitized pools, cumulative losses, prepayments and delinquency data for the prior securitized pools and graphical presentation of the data. The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of the pool of receivables in the securitization transaction described in the prospectus.   This is because Ford Credit's portfolio of retail installment sale contacts, from which the securitized pools are selected, changes over time. Despite these differences, the prior securitized pools are generally comparable to the receivables in the securitization transaction described in the prospectus since these changes have not been significant and Ford Credit's origination, underwriting and purchasing policies and servicing policies have been generally consistent over time.

Based on Ford Credit's experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of retail installment sale contracts are contracts with original terms greater than 60 months, FICO$^®$ score, loan-to-value ratio, payment-to-income ratio, subvened APR contracts and commercial use contracts. A securitized pool with a higher percentage of longer term contracts, higher loan-to-value and payment-to-income ratios, or lower FICO$^®$ scores may perform worse comparatively. A securitized pool with higher percentages of subvened APR contracts and commercial use contracts may perform better comparatively. Given the consistency of these characteristics across the prior securitized pools and the pool of receivables in this securitization transaction, any difference in performance in the pool of receivables compared to prior securitized pools may be more influenced by general macroeconomic conditions than differences in these characteristics. In addition, while the historical loss performance of commercial use contacts has been comparatively better than for personal use contracts, commercial use obligors are generally small businesses or self-employed and may experience more severe loss performance in an economic or industry specific downturn.

[In addition, although the selection criteria used for the retail installment sale contracts in the prior securitized pools have changed over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices, these changes do not diminish the general comparability of the prior securitized pools to the pool of receivables in the securitization transaction described in the prospectus.] Losses, prepayments and delinquencies for the pool of receivables in the securitization transaction described in the prospectus may differ from the information shown in this Annex for prior securitized pools.

The following footnotes are applicable to the static pool information for each of the prior pools included in this Annex:

(1)   Weighted averages are weighted by the principal balance of each receivable on the cutoff date for the prior securitized pool.

(2)   Percentage of initial pool balance.

(3)   The weighted average life of the receivables is calculated by (a) multiplying the scheduled principal payments by the number of months from the cutoff date, (b) adding the results, (c) dividing the sum by 12 and (d) dividing the result by the initial pool balance, and based on the assumption that all payments are due on the first day of the month, all receivables pay as scheduled, starting one month from the cutoff date, with no delays, defaults or prepayments.

(4) Excludes receivables with obligors who do not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history.

(5) Receivables with obligors who are individuals with minimal or no recent credit history.

(6) Loan-to-Value Ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the determined using a national used vehicle value publications, or the purchase price paid by the dealer at auction.

(7) Payment-to-Income Ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities who do not report income.

(8) Subvened APR Receivables are receivables originated under a Ford-sponsored low-APR marketing program.

(9) Commercial Use Receivables are receivables with customers who use the financed vehicle for commercial purposes. These customers may be either business entities or individuals.

(10) Car includes sedans, hatchbacks and coupes. Light truck includes vans, minivans and light pick-up trucks. Utility includes wagons, SUVs and cross-overs. Other includes primarily non-Ford, Lincoln and Mercury vehicles which Ford Credit does not categorize.

(11) Based on the billing addresses of the obligors on the cutoff date for the prior securitized pool.

(12) End-of-Month Pool Balance is the aggregate principal balance of the receivables in the securitization transaction at the end of the month, after giving effect to all payments received from obligors, liquidation proceeds, purchase amounts to be deposited by the servicer, the sponsor or the depositor, and all realized losses.

(13) Cumulative Net Losses are the aggregate principal balance of all receivables that the servicer determined to be uncollectible less any liquidation proceeds (primarily auction proceeds) and other recoveries. Net Losses include all external costs for repossession and disposition of the financed vehicle and with continued collection efforts after charge off.

(14) Prepayments are the aggregate principal balance of all receivables prepaid in full during the month.

(15) The period of delinquency is the number of days that more than $49.99 of a scheduled payment is past due. The dollar amounts represent the aggregate outstanding principal balances of the delinquent accounts as of the end of the month. The percentages represent the aggregate outstanding principal balances of the delinquent accounts as of the end of the month as a percentage of the [End-of-Month Pool Balance]. Delinquencies include accounts with bankrupt obligors and exclude accounts that have been charged off the servicer.

(16) Pool Factor represents the End-of-Month Pool Balance, as a percentage of the Initial Pool Balance. A change in the scheduled monthly pool factor assumes receipt of scheduled receivable principal payments as of the cutoff date, a 0% ABS rate and that the servicer does not exercise its clean-up call option. A change in the Initial pool factor assumption assumes receipt of scheduled and unscheduled receivable principal payments as of the cutoff date, at an assumed ABS rate and that the servicer will exercise its clean-up call option on the first payment date that the option is available. A change in the actual pool factor reflects both scheduled and unscheduled principal payments and other reductions in the aggregate principal balance of the receivables. *For more information about the ABS rate, you should read "Maturity and Prepayment Considerations – Weighted Average Life of the Notes."*

Ford Credit Auto Owner Trust 20__-__

Original Pool Characteristics

Closing Date	
Cutoff Date	
Number of Receivables...........................	
Initial Pool Balance	$
Principal Balance	
Average	$
Highest...	$
Lowest	$
Original Amount Financed	
Average	$
Highest...	$
Lowest	$
Annual Percentage Rate (APR)	
Weighted average[1]	%
Highest..	%
Lowest	%
APR greater than or equal to 20 percent[2]	%
Original Term	
Weighted average[1]	months
Original term greater than 60 months[2]	%
Longest	months
Shortest	months
Remaining Term	
Weighted average[1]	months
Remaining term greater than 60 months[2]	%
Longest	months
Shortest	months
Scheduled Weighted Average Life[3]	years
Weighted Average Months After Origination	
(Seasoning)..	months
Weighted Average[1] FICO® Score[4] at	
Origination	

Weighted Average[1] FICO® Score[4] at Origination	
for Original Term Greater than 60 Months	
Percentage FICO® Score less than 650	%
Percentage No FICO® Score Consumer[5]..	%
Weighted Average[1] Loan-to-Value Ratio[6] at Origination	%
Weighted Average[1] Payment-to-Income Ratio[7] at Origination.........	%
Percentage Subvened APR Receivables[8]	%
Percentage Commercial Use Receivables[9]	%
Percentage New Vehicle[2]	%
Percentage Car[2][10]	%
Percentage Light Truck[2][10]	%
Percentage Utility[2][10]	%
Percentage Other[2][10]	%
Percentage of Top 10 Makes/Models[2]	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
[Make/Model]......................................	%
Percentage in Top 5 States[2][11]	%
[State]..	%
[State]..	%
[State]..	%
[State]..	%
[State]..	%

_____
See page A-1 for footnotes

Month	Date	End-of-Month Pool Balance[12]	Cumulative Net Losses[13]	Prepayments[14]	Delinquencies[15]				Percentage 61+ Days Delinquent
					31-60 Days	61-90 Days	91-120 Days	121+ Days	
1		$	$	$	$	$	$	$	%
2									
3									
4									
5									

_____
See page A-1 for footnotes

A–3

Ford Credit Auto Owner Trust 20__-__



Delinquencies as a % of End-of-Month Pool Balance
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Delinquency Ratio
100%
80%
60%
40%
20%
0%
Monthly Pool Factor (16)
31+ Days Delinquencies
61+ Days Delinquencies
Monthly Pool Factor
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55
Number of months since cutoff date



Cumulative Net Losses as a % of Initial Pool Balance
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Cumulative Net Loss Ratio
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55
Number of months since cutoff date

Ford Credit Auto Owner Trust 20__-__





Ford Credit Auto Owner Trusts

Delinquency Information. The graph below shows delinquency information for Ford Credit's prior securitized pools of retail installment sale contracts for all transactions issued since 20__.



Ford Credit Auto Owner Trusts

Cumulative Net Loss Information. The graph below shows cumulative net loss information for Ford Credit's prior securitized pools of retail installment sale contracts for all transactions issued since 20__.



You should rely only on the information in or incorporated by reference into this prospectus. Ford Credit has not authorized anyone to give you different information. You should not rely on the accuracy of the information in this prospectus for any date other than its date. Ford Credit is not offering the notes in any state where their offer is not permitted.

____

Ford Credit Auto Receivables Two LLC
Depositor

Ford Motor Credit Company LLC
Sponsor and Servicer

____

***Dealer Prospectus Delivery Obligation*. Until 90 days after the date of this prospectus all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and for their unsold allotments or subscriptions.**

Ford Credit Auto Owner Trust 20__-__
Issuing Entity or Trust

$_____ Class A-2[a] _____%
Asset Backed Notes

[$_____ Class A-2b
Floating Rate Asset Backed Notes]

$_____ Class A-3 _____%
Asset Backed Notes

$_____ Class A-4 _____%
Asset Backed Notes

[$_____ Class B _____%
Asset Backed Notes]

[$_____ Class C _____%
Asset Backed Notes]

____

PROSPECTUS

____

[NAMES OF UNDERWRITERS]

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission[1] [2]	$	*
Rating agency fees	$	*
Printing	$	*
Legal fees and expenses	$	*
Accountants' fees	$	*
Fees and expenses of Indenture Trustee	$	*
Fees and expenses of Owner Trustee	$	*
Fees and expenses of Asset Representations Reviewer	$	*
Miscellaneous expenses	$	*
Total	$	*

_____

*   To be filed by amendment.

[1]   Includes registration of an indeterminate amount of asset-backed securities that may be sold in market-making transactions from time to time by Ford Motor Credit Company LLC.

[2] $ _____ of registration fees have been paid in connection with $ _____ of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933. The registration fee for any additional securities is deferred in accordance with Rules 456 (c) and 457 (s) of the Securities Act of 1933.

ITEM 13. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., provides as follows:

"§ 18-108. Indemnification. — Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever."

Article VII of the Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC provides as follows:

"Section 7.1. *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Member, the Managers, or any officers, directors, stockholders, partners, employees, representatives or agents of any of the foregoing, nor any officer, employee, representative or agent of the Company or any of its Affiliates shall be liable to the Company or any other Person for any act or omission (in relation to the Company, this Agreement, any related document or any transaction contemplated hereby or thereby) taken or omitted by such Person bound by this Agreement in the reasonable belief that such act or omission is in or not contrary to the best interests of the Company and is within the scope of authority granted to such Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

Section 7.2. *Liabilities: Indemnification.* (a) Subject to Section 7.2(f), any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Member, Manager, officer, employee, agent or legal representative of the Company (each, an *"Indemnified Party"*), shall be indemnified and held harmless by the Company to the fullest extent legally permissible against all expenses, claims, damages, liabilities and losses (including without limitation, judgments, interest on judgments, fines, charges, costs, amounts paid in settlement, expenses and attorneys' fees incurred in investigating, preparing or defending any action, claim suit, inquiry, proceeding, investigation or any

appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or commission), whether pending or merely threatened, whether or not any Indemnified Party is or may be a party thereto, including interest on any of the foregoing (collectively, *"Damages"*) arising out of, or in connection with, the management or conduct of the business and affairs of the Company, except for any such Damages to the extent that they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Parties or willful violations of the express provisions hereof by the Indemnified Parties. The Indemnified Parties may consult with counsel and accountants with respect to the affairs of the Company and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(b) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person seeking indemnification did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interest of the Company or its Creditors, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Person's conduct was unlawful. Entry of a judgment by consent as part of a settlement shall not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

(c) Subject to Section 7.2(f), expenses (including attorneys' fees and disbursements) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Managers in the specific case upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company. Expenses (including attorneys' fees and disbursements) incurred by other employees or agents of the Company in defending in any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company upon such terms and conditions, if any, as the Board of Managers deems appropriate.

(d) No Manager of the Company shall be personally liable to the Company for monetary damages for any breach of fiduciary duty by such person as a Manager. Notwithstanding the foregoing sentence, a Manager shall be liable to the extent provided by applicable law (i) for breach of the Manager's duty of loyalty to the Company or the Member, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which the Manager derived an improper personal benefit.

(e) The indemnification and advancement of expenses provided by this Section 7.2 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may by entitled under any agreement, vote of the Board of Managers or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a Manager, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(f) Any amounts payable by the Company in accordance with this Section 7.2 shall be payable solely to the extent of funds available therefor and actually received by the Company under the Basic Documents, from capital contributions or in connection with other Permitted Transactions. The Company's obligations under this Section 7.2 shall not constitute a claim against the Company to the extent that the Company does not have funds sufficient to make payment of such obligations. Any claim that an Indemnified Party may have at any time against the Company that it may seek to enforce hereunder shall be subordinate to the payment in full, including post-petition interest, in the event that the Company becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect or otherwise subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, of the claims of the holders of any Securities which are collateralized or secured by the assets of the Company.

Section 7.3 *Amendments: Indemnification.* The indemnities contained in Section 7.2 shall survive the resignation, removal or termination of any Indemnified Party or the termination of this Agreement. Any repeal or modification of this Article VII shall not adversely affect any rights of such Indemnified Party pursuant to this Article VII, including the right to indemnification and to the advancement of expenses of an Indemnified Party existing at the time of such repeal or modifications with respect to any acts or omissions occurring prior to such repeal or modification."

Section 145 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101 et seq., provides as follows:

"§ 145. **Indemnification of officers, directors, employees and agents; insurance**

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination: (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or (2) By a committee of such directors

designated by majority vote of such directors, even though less than a quorum; or (3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) By the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased

to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Indemnification provisions of Section 5 of Article NINTH of the Certificate of Incorporation of Ford Motor Company are applicable to directors, officers and employees of Ford Credit Auto Receivables Two LLC who serve as such at the request of Ford Motor Company and provide as follows:

"**5.1. Limitation on Liability of Directors.** A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law, or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. Effect of any Repeal or Modification of Subsection 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. Indemnification and Insurance.

5.3a. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys' fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if

such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.

5.3b. Right of Claimant to Bring Suit. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. Miscellaneous. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. Indemnification of Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation."

Indemnification provisions of Article 10 of the Limited Liability Company Agreement of Ford Motor Credit Company LLC are applicable to directors, officers and employees of Ford Credit Auto Receivables Two LLC who serve as such at the request of Ford Motor Credit Company LLC and provide as follows:

"**10.1 Limitation on Liability.** The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Shareholder, Director or officer of the Company will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Shareholder, Director and/or officer.

10.2 Directors' Standard of Care. Each Director of the Company will be deemed to owe to the Company and its Shareholders all of the fiduciary duties that a director of a corporation formed under the DGCL would owe to such corporation and its stockholders. Notwithstanding the previous sentence, however, a Director of the Company will not be personally liable to the Company or any Shareholder for monetary damages for breach of fiduciary duty as a Director, except for liability for: (a) any breach of the Director's duty of loyalty to the Company or its Shareholders; (b) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (c) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act; or (d) any transaction from which the Director derived an improper personal benefit.

10.3 Indemnification of Directors, Officers, Employees and Agents. To the fullest extent permitted by law, the Company will indemnify and hold harmless each Shareholder, Director, or officer of the Company or any Affiliate of the Company (as defined below) and any officer, director, stockholder, partner, employee, representative or agent of any such Shareholder, Director or officer (each, a "Covered Person") and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts (including any investigation, legal and other reasonable expenses) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person or former Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or its formation, operation, dissolution or termination or its property, business or affairs. The Company may indemnify any employee, representative or agent of the Company when, as and if determined by the Board of Directors, to the same extent as provided to Covered Persons pursuant to this Section 10.3. A Covered Person or former Covered Person will not be entitled to indemnification under this Section 10.3 with respect to (a) any Claim that a court of competent jurisdiction has determined results from (i) any breach of such Covered Person's duty of loyalty to the Company or its Shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act, or (iv) any transaction from which such Covered Person derived an improper personal benefit or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person's rights to indemnification under this Agreement or (ii) was authorized or consented to by the Board. For purposes of this Section 10.3, "Affiliate of the Company" means any person or entity controlling, controlled by or under common control with the Company. For the purposes of this definition, "control" of a person or entity means the power to direct the management and policies of such person or entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

10.4 Survival. The indemnities under this Article 10 will survive dissolution or termination of the Company.

10.5 Claim Against Company. Each Covered Person or former Covered Person will have a claim against the property and assets of the Company for payment of any indemnity amounts due under this Agreement, which amounts will be paid or properly reserved for prior to the making of distributions by the Company to Shareholders.

10.6 Advancement of Expenses. Expenses incurred by a Covered Person or former Covered Person in defending any Claim will be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person or former

Covered Person to repay such amount if it is ultimately determined that such Covered Person or former Covered Person is not entitled to be indemnified by the Company as authorized by this Article 10.

10.7 Repeal or Modification. Any repeal or modification of this Article 10 will not adversely affect any rights of such Covered Person or former Covered Person pursuant to this Article 10, including the right to indemnification and to the advancement of expenses of a Covered Person or former Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

10.8 Rights Not Exclusive. The rights to indemnification and to the advancement of expenses conferred in this Article 10 will not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Directors or otherwise.

10.9 Insurance. The Company may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Agreement or the Act.

ITEM 14. Exhibits.

(A) Exhibits:

Exhibits	**Description**
1.1	— Form of Underwriting Agreement for the Notes.*
3.1	— Amended Certificate of Formation of Ford Credit Auto Receivables Two LLC.*
3.2	— Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC.*
4.1	— Form of Indenture between the Trust and the Indenture Trustee (including forms of Notes.)*
4.2	— Form of Trust Agreement between the Depositor and the Owner Trustee.*
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.*
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*
24.1	— Powers of Attorney.*
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.*
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities.*
99.1	— Form of Purchase Agreement between Ford Credit and the Depositor.*
99.2	— Form of Sale and Servicing Agreement among the Depositor, the Servicer and the Trust.*
99.3	— Form of Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*
99.4	— Form of Account Control Agreement among the Depositor, the Indenture Trustee and the Securities Intermediary.*
99.5	— Form of Asset Representations Review Agreement among the Trust, the Servicer, the Indenture Trustee and the Asset Representatives Reviewer.*
102.1	— Asset data file.**
103.1	— Asset related documents.**

_____

* Filed with this Form SF-3.

** For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15. Undertakings.

(a)   The undersigned registrant hereby undertakes:

      (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that:

            (A)   [Not applicable].

            (B)   Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of the registration statement.

            (C)   *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§ 239.11), Form SF-1 (§ 239.13) or Form SF-3 (§ 239.45) or Form S–3 (§ 239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

      (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

      (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4)   [Not applicable]

(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   [Not applicable].

(ii)   [Not applicable].

(iii)   If the registrant is relying on § 230.430D:

(A)   Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)   Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)   If the registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   [Not applicable]

(d)   [Not applicable]

(e)   [Not applicable]

(f)   [Not applicable]

(g)   [Not applicable]

(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)   The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)   The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(k)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized officer, in the City of Dearborn, State of Michigan on _____, 2015.

FORD CREDIT AUTO RECEIVABLES TWO LLC
(registrant)

By: _____
(Samuel P. Smith,
Chairman of the Board of Managers
of Ford Credit Auto Receivables Two LLC)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following managers of FORD CREDIT AUTO RECEIVABLES TWO LLC in the capacities and on the date indicated.

Signature	**Title**	**Date**
_____ (Samuel P. Smith)	Chairman of the Board of Managers and President and Treasurer (principal executive officer and principal financial officer)	_____, 2015
_____ (Jane L. Carnarvon)	Manager and Controller (principal accounting officer)	_____, 2015
_____ (Susan J. Thomas)	Manager	_____, 2015

EXHIBIT INDEX

Exhibits	Description
1.1	— Form of Underwriting Agreement for the Notes.*
3.1	— Amended Certificate of Formation of Ford Credit Auto Receivables Two LLC.*
3.2	— Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC.*
4.1	— Form of Indenture between the Trust and the Indenture Trustee (including forms of Notes.)*
4.2	— Form of Trust Agreement between the Depositor and the Owner Trustee.*
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.*
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*
24.1	— Powers of Attorney.*
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.*
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities.*
99.1	— Form of Purchase Agreement between Ford Credit and the Depositor.*
99.2	— Form of Sale and Servicing Agreement among the Depositor, the Servicer and the Trust.*
99.3	— Form of Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*
99.4	— Form of Account Control Agreement among the Depositor, the Indenture Trustee and the Securities Intermediary.*
99.5	— Form of Asset Representations Review Agreement among the Trust, the Servicer, the Indenture Trustee and the Asset Representatives Reviewer.*
102.1	— Asset data file.**
103.1	— Asset related documents.**

_____

* Filed with this Form SF-3.

** For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

EXHIBIT 4.1

INDENTURE

between

FORD CREDIT AUTO OWNER TRUST 20__-__,
as Issuer

and

_____,
as Indenture Trustee

Dated as of _____, 20__

TABLE OF CONTENTS

INDENTURE, dated as of _____, 20__ (this "Indenture"), between FORD CREDIT AUTO OWNER TRUST 20__-__, a Delaware statutory trust, as Issuer, and _____, a _____, as Indenture Trustee for the benefit of the Secured Parties.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Secured Parties.

GRANTING CLAUSE

The Issuer Grants to the Indenture Trustee at the Closing Date, as Indenture Trustee for the benefit of the Secured Parties, all the Issuer's right, title and interest in, to and under, whether now owned or later acquired, the Collateral.

This Grant is made in trust to secure (a) the payment of principal of, interest on and other amounts owing on the Notes as stated in this Indenture and (b) compliance by the Issuer with the provisions of this Indenture for the benefit of the Secured Parties.

The Indenture Trustee acknowledges the Grant, accepts the trusts under this Indenture according to this Indenture and agrees to perform the duties required in this Indenture so that the interests of the Secured Parties may be adequately and effectively protected.

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Indenture are defined in Appendix A to the Sale and Servicing Agreement, dated as of _____, _____, among Ford Credit Auto Owner Trust 20__-__, as Issuer, Ford Credit Auto Receivables Two LLC, as Depositor, and Ford Motor Credit Company LLC, as Servicer. Appendix A also contains rules about usage applicable to this Indenture. Appendix A is incorporated by reference into this Indenture.

Section 1.2.   Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Notes;

"indenture security holder" means a Noteholder;

"indenture to be qualified" means this Indenture;

"indenture trustee" or "institutional trustee" means the Indenture Trustee; and

"obligor" on the indenture securities means the Issuer and any other obligor on the indenture securities.

Any other TIA terms used in this Indenture that are defined in the TIA, defined by TIA reference to another statute or defined by Securities and Exchange Commission rule have the meaning assigned to them by those definitions.

ARTICLE II
THE NOTES

Section 2.1.   Form of Notes.

(a)   Form. Each Class of Notes, together with the Indenture Trustee's certificates of authentication, will be in substantially the form of Exhibit A and Exhibit B with variations required or permitted by this Indenture. The Notes may have marks of identification and legends or endorsements determined to be reasonably required, consistent with this Indenture, by the Responsible Person of the Issuer executing the Notes, as evidenced by their execution of the Notes. The physical Notes will be produced by a method determined by the Responsible Person of the Issuer executing the Notes, as evidenced by their execution of the Notes.

(b)   Incorporated by Reference. Each Note will be dated the date of its authentication. The terms of the Notes in Exhibit A and Exhibit B are part of this Indenture and are incorporated into this Indenture by reference.

Section 2.2.   Execution, Authentication and Delivery.

(a)   Execution. A Responsible Person of the Issuer will execute the Notes on behalf of the Issuer. The signature of the Responsible Person on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signature of an individual who was a Responsible Person of the Issuer will bind the Issuer, even if the individual has ceased to be a Responsible Person before the authentication and delivery of the Notes or was not a Responsible Person at the date of issuance of the Notes.

(b)   Authentication and Delivery. The Indenture Trustee will, on Issuer Order, authenticate and deliver the Notes for original issue in the Classes, Note Interest Rates and initial Note Balances as stated below.

Class	Note Interest Rate	Initial Note Balance
Class A-1 Notes	%	$[_____]
Class A-2[a] Notes	%	$[_____]
[Class A-2b Notes	one-month LIBOR + ___%]	$[_____]
Class A-3 Notes	%	$[_____]
Class A-4 Notes	%	$[_____]
Class B Notes	%	$[_____]
Class C Notes	%	$[_____]

(c)   Denomination. The Notes will initially be issued as Book-Entry Notes. The Notes, except for the Class A-1 Notes, will be issuable in minimum denominations of $1,000 and in multiples of $1,000. The Class A-1 Notes will be issuable in minimum denominations of $100,000 and in multiples of $1,000 in excess of $100,000. However, one Note of each Class

102138457v4

may be issued in a different amount if it exceeds the applicable minimum denomination for the Class.

(d)   Certificate of Authentication. No Note will be entitled to the benefit of this Indenture or be valid unless it bears a certificate of authentication substantially in the form provided for in this Indenture executed by the Indenture Trustee by the manual signature of an authorized signatory. The certificate of authentication on a Note will be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

Section 2.3.   Tax Treatment. The Issuer intends that Notes that are owned or beneficially owned by a Person other than Ford Credit or its Affiliates will be indebtedness of the Issuer for U.S. federal, State and local income and franchise tax purposes. The Issuer, by entering into this Indenture, and each Noteholder, by its acceptance of a Note (and each Note Owner by its acceptance of an interest in the applicable Book-Entry Note), agree to treat the Notes for U.S. federal, State and local income and franchise tax purposes as indebtedness of the Issuer.

Section 2.4.   Registration; Registration of Transfer and Exchange.

(a)   Note Registrar. The Issuer appoints the Indenture Trustee to be the "Note Registrar" and to keep a register (the "Note Register") for the purpose of registering Notes and transfers of Notes as stated in this Indenture. On resignation of the Note Registrar, the Issuer will promptly appoint a successor or, if it elects not to make the appointment, assume the duties of Note Registrar. If the Issuer appoints a Person other than the Indenture Trustee as Note Registrar, (i) the Issuer will notify the Indenture Trustee of the appointment and (ii) the Indenture Trustee will have the right to rely on a certificate executed by an officer of the Note Registrar listing the names and addresses of the Noteholders and the principal amounts and number of the Notes. Each of the Indenture Trustee (if it is not the Note Registrar), the Issuer, the Administrator and the Collateral Agent will have the right to inspect the Note Register at reasonable times and to receive copies of the Note Register.

(b)   Transfer of Notes. On surrender for registration of transfer of a Note at the office or agency of the Issuer maintained under Section 3.2, if the requirements of Section 8-401(a) of the UCC are met, the Issuer will execute, the Indenture Trustee will authenticate and the Noteholder will receive from the Indenture Trustee, in the name of the designated transferee or transferees, one or more new Notes of the same Class, in any authorized denomination, in the same aggregate principal amount.

(c)   Exchange of Notes. A Noteholder may exchange Notes for other Notes of the same Class, in any authorized denominations, in the same aggregate principal amount, by surrendering the Notes to be exchanged at the office or agency of the Issuer maintained under Section 3.2. If the requirements of Section 8-401(a) of the UCC are met, the Issuer will execute, the Indenture Trustee will authenticate and the Noteholder will obtain from the Indenture Trustee the Notes that the Noteholder making the exchange is entitled to receive.

(d)   Valid Obligation. Notes issued on the registration of transfer or exchange of Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the

same benefits under this Indenture as the Notes surrendered on the registration of transfer or exchange.

(e)   <u>Surrendered Notes</u>. Every Note surrendered for registration of transfer or exchange will be (i) duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Note Registrar or the Indenture Trustee duly executed by, the Noteholder of the Note or the Noteholder's authorized attorney, with the signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar which requirements include membership or participation in the Securities Transfer Agents Medallion Program or another "signature guarantee program" determined by the Note Registrar in addition to, or in substitution for, the Securities Transfer Agents Medallion Program, according to the Exchange Act and (ii) accompanied by other documents the Indenture Trustee may require.

(f)   <u>No Service Charge</u>. None of the Issuer, the Note Registrar or the Indenture Trustee will impose a service charge on a Noteholder for the registration of transfer or exchange of Notes. The Issuer, the Note Registrar or the Indenture Trustee may require the Noteholder to pay an amount sufficient to cover taxes or other governmental charges that may be imposed for the registration of transfer or exchange of the Notes.

(g)   <u>No Requirement to Register Transfers</u>. Neither the Issuer nor the Note Registrar will be required to register transfers or exchanges of Notes selected for redemption or Notes for which the next Payment Date is not more than 15 days after the requested date of the transfer or exchange.

(h)   <u>ERISA Representations</u>. Each Note Owner that is subject to Title I of ERISA, Section 4975 of the Code or Similar Law, by accepting an interest or participation in a Note, is deemed to represent that its purchase, holding and disposition of that interest or participation is not and will not result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules (or, if the Note Owner is subject to Similar Law, the purchase, holding and disposition is not and will not result in a violation of that Similar Law).

Section 2.5.   <u>Rule 144A Notes</u>

(a)   <u>Rule 144A Notes Not Registered</u>. The Class A-1 Notes [and Class __ Notes] (the "<u>Rule 144A Notes</u>") have not been registered under the Securities Act or any State securities laws. None of the Issuer, the Note Registrar or the Indenture Trustee is obligated to register the Rule 144A Notes under the Securities Act or any State securities or "blue sky" laws or to take other action not required under this Indenture or the Trust Agreement to permit the transfer of a Rule 144A Note without registration. The Issuer, at the direction of the Depositor or the Administrator, may elect to register, or cause the registration of, the Rule 144A Notes under the Securities Act and applicable State securities laws, in which case the Issuer will deliver, or cause to be delivered, to the Indenture Trustee and the Registrar the Opinions of Counsel, Officer's Certificates and other information determined by the Depositor to be necessary to effect the registration.

(b)   Restrictions on Transfer. Until the Rule 144A Notes have been registered under the Securities Act and any applicable State securities laws under Section 2.5(a), no Rule 144A Note may be sold, transferred, assigned, participated, pledged or disposed of (each, a "Rule 144A Note Transfer") except according to the provisions of this Section 2.5, and a Rule 144A Note Transfer in violation of this Section 2.5 will be null and void (a "Void Rule 144A Note Transfer").

(c)   Note Legend and Transferee Representation. Each Rule 144A Note will bear the legend in Exhibit A unless determined otherwise by the Administrator (as certified to the Indenture Trustee in an Officer's Certificate) consistent with applicable law.

As a condition to the registration of a Rule 144A Note Transfer, the prospective transferee of the Rule 144A Note will be deemed to represent to the Indenture Trustee, the Note Registrar and the Issuer the following:

(i)   It understands that the Rule 144A Notes have not been registered under the Securities Act or any State or other applicable securities or "blue sky" law.

(ii)   It understands that Rule 144A Note Transfers are only permitted if made in compliance with the Securities Act and other applicable laws and only to a person that the holder reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A (a "QIB").

(iii)   It (A) is a QIB, (B) is aware that the sale to it is being made in reliance on Rule 144A and if it is acquiring the Rule 144A Notes or an interest or participation in the Rule 144A Notes for the account of another QIB, that other QIB is aware that the sale is being made in reliance on Rule 144A and (C) is acquiring the Rule 144A Notes or an interest or participation in the Rule 144A Notes for its own account or for the account of another QIB.

(iv)   It is purchasing the Rule 144A Notes for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not with a view to offer, transfer, assign, participate, pledge or dispose of the Rule 144A Notes for a distribution of the Rule 144A Notes that would violate the Securities Act.

(d)   Rule 144A Noteholder Agreement. By acceptance of a Rule 144A Note, the Rule 144A Noteholder specifically agrees with and represents to the Depositor, the Issuer and the Note Registrar, that no Rule 144A Note Transfer will be made unless (i) the registration requirements of the Securities Act and applicable State securities laws have been complied with for the Rule 144A Note according to Section 2.5(a), (ii) the Rule 144A Note Transfer is to the Depositor or its Affiliates or (iii) the Rule 144A Note Transfer is exempt from the registration requirements under the Securities Act because the Rule 144A Note Transfer is in compliance with Rule 144A, to a transferee who the transferor reasonably believes is a QIB that is purchasing for its own account or for the account of a QIB and to whom notice is given that the Rule 144A Note Transfer is being made in reliance on Rule 144A.

(e)   Rule 144A Information. The Administrator will make available to the prospective transferor and transferee of a Rule 144A Note information requested to satisfy the requirements of paragraph (d)(4) of Rule 144A (the "Rule 144A Information"). The Rule 144A Information will include any of the following items requested by the prospective transferee:

(i)   the offering memorandum relating to the Rule 144A Notes and amendments or supplements to that offering memorandum;

(ii)   the Monthly Investor Report for each Payment Date before the request;

(iii)   copies of the Transaction Documents, including any amendments; and

(iv)   any other information reasonably available to the Administrator in order to comply with requests for information under Rule 144A.

Section 2.6.   Mutilated, Destroyed, Lost or Stolen Notes.

(a)   Replacement Notes. If a mutilated Note is surrendered to the Indenture Trustee or the Indenture Trustee receives evidence to its satisfaction of the destruction, loss or theft of a Note, then the Issuer will execute and, on Issuer Request, the Indenture Trustee will authenticate and deliver a replacement Note of the same Class and principal amount in exchange for or in place of the Note so long as (i) the Indenture Trustee receives security or indemnity required by it to hold the Issuer and the Indenture Trustee harmless, (ii) none of the Issuer, the Note Registrar or the Indenture Trustee have received notice that the Note has been acquired by a protected purchaser, as defined in Section 8-303 of the UCC and (iii) the requirements of Section 8-405 of the UCC are met. However, if a destroyed, lost or stolen Note (but not a mutilated Note) is due and payable within 15 days or has been called for redemption, instead of issuing a replacement Note, the Issuer may pay the destroyed, lost or stolen Note when so due or payable or on the Redemption Date without surrender of the Note. If a protected purchaser of the original Note in place of which the replacement Note was issued (or the payment made) presents for payment the original Note, the Issuer and the Indenture Trustee will be entitled to recover the replacement Note (or the payment) from the Person to whom it was delivered or a Person taking the replacement Note (or the payment) from the Person to whom the replacement Note (or the payment) was delivered or an assignee of that Person, except a protected purchaser, and will be entitled to recover on the security or indemnity provided for the replacement Note (or the payment) for each cost, expense, loss, damage, claim or liability incurred by the Issuer or the Indenture Trustee for the replacement Note (or the payment).

(b)   Taxes, Charges and Expenses. On the issuance of a replacement Note under Section 2.6(a), (i) the Issuer may require the Noteholder of the Note to pay an amount sufficient to cover any taxes or other governmental charges imposed and any other reasonable expenses incurred for the replacement Note, (ii) the Indenture Trustee will, for a mutilated Note, cancel the Note and (iii) the Note Registrar will record in the Note Register that the destroyed, lost or stolen Note is no longer entitled to the benefits of this Indenture.

(c)   Additional Obligation. Each replacement Note issued under Section 2.6(a) will be an original additional contractual obligation of the Issuer and will be entitled to the benefits of

this Indenture equally and proportionately with other Notes of the same Class duly issued under this Indenture.

(d)   Sole Remedy. This Section 2.6 states the sole remedy available to Noteholders and precludes (if lawful) other rights and remedies for the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 2.7.   Persons Deemed Owners. On any date, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name a Note is registered as of that date as the owner of the Note for every purpose, including receiving payments of principal of and interest on the Note, and none of the Issuer, the Indenture Trustee or any agent of the Issuer or the Indenture Trustee will be affected by notice or other information to the contrary.

Section 2.8.   Payment of Principal and Interest.

(a)   Interest Calculation. Each Class of Notes will accrue interest at the applicable Note Interest Rate. Interest on each Note will be due and payable on each Payment Date as stated in the Note. Interest on the Class A-1 Notes [and the Class A-2b Notes] will be calculated on the basis of actual number of days elapsed and a 360-day year. Interest on the Notes (other than the Class A-1 Notes [and the Class A-2b Notes]) will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

(b)   Interest and Principal Payments. Interest and principal payments on each Class of Notes will be made ratably to the Noteholders of the Class entitled to those payments. On each Payment Date, distributions to be made of interest on and principal of the Book-Entry Notes will be paid to the Registered Noteholder by wire transfer to the account designated by the nominee of the Clearing Agency (initially, the nominee will be Cede & Co.). Distributions to be made of interest on and principal of the Definitive Notes will be paid to the Registered Noteholder (i) if the Noteholder has given to the Note Registrar proper instructions at least five Business Days before that Payment Date and the aggregate original principal amount of the Noteholder's Notes is at least $1,000,000, by wire transfer to the account of the Noteholder or (ii) by check mailed first class mail, postage prepaid, to the Registered Noteholder's address as it appears on the Note Register on the related Record Date. However, the final installment of principal (whether payable by wire transfer or check) of each Note on a Payment Date, the Redemption Date or the applicable Final Scheduled Payment Date will be payable only on presentation and surrender of the Note. The Indenture Trustee will notify each Registered Noteholder of the date on which the Issuer expects that the final installment of principal of and interest on the Registered Noteholder's Notes will be paid not later than five days before that date. The notice will state the place where the Notes may be presented and surrendered for payment of that installment. Money paid by wire transfers or checks that is returned undelivered will be held according to Section 3.3.

(c)   Principal Payments. The principal of each Note will be payable in installments on each Payment Date as stated in the Note. The entire unpaid Note Balance of each Class of Notes will be due and payable on the earlier of its Final Scheduled Payment Date and the Redemption Date. The entire unpaid principal amount of the Notes will be due and payable on the date on

which the Notes are declared to be immediately due and payable in the manner stated in Section 5.2(a).

Section 2.9. Cancellation. Any Person that receives a Note surrendered for payment, registration of transfer, exchange or redemption will deliver the Note to the Indenture Trustee. The Indenture Trustee will promptly cancel Notes it receives that have been surrendered for payment, registration of transfer or exchange, or redemption. The Issuer may surrender to the Indenture Trustee for cancellation Notes previously authenticated and delivered under this Indenture which the Issuer may have acquired, and the Indenture Trustee will promptly cancel the Notes. No Notes will be authenticated in place of or in exchange for Notes cancelled as stated in this Section 2.9. The Indenture Trustee may hold or dispose of cancelled Notes according to its standard retention or disposal policy unless the Issuer directs, by Issuer Order, that they be destroyed or returned to it.

Section 2.10. Release of Collateral. The Indenture Trustee will release property from the Lien of this Indenture only according to Sections 8.4 and 10.1.

Section 2.11. Book-Entry Notes. The Notes will be issued as Book-Entry Notes on the Closing Date. The Book-Entry Notes, on original issuance, will be issued in the form of typewritten Notes representing the Book-Entry Notes and delivered to The Depository Trust Company, the initial Clearing Agency, by, or on behalf of, the Issuer. The Book-Entry Notes will be registered initially on the Note Register in the name of Cede & Co., the nominee of the initial Clearing Agency, and no Note Owner will receive a Definitive Note representing the Note Owner's interest in the Note, except under Section 2.12. Unless and until definitive, fully registered Notes (the "Definitive Notes") have been issued to Note Owners under Section 2.12:

(a) Sole Noteholder. For Book-Entry Notes, the Note Registrar and the Indenture Trustee will be entitled to deal with the Clearing Agency for all purposes of this Indenture (including the payment of principal of and interest on the Book-Entry Notes and the giving of notices, instructions or directions under this Indenture) as the sole Noteholder of the Book-Entry Notes, and will have no obligation to the Note Owners, except as stated in Section 7.2;

(b) Clearing Agency Duties. The Clearing Agency will make book-entry transfers among its participants and receive and transmit payments of principal of and interest on the Book-Entry Notes to the participants;

(c) Conflicts. If this Section 2.11 conflicts with other terms of this Indenture, this Section 2.11 will control;

(d) Rights. The rights of Note Owners may be exercised only through the Clearing Agency and will be limited to those established by law and agreements between the Note Owners and the Clearing Agency and/or its participants under the DTC Letter; and

(e) Representation of Noteholders. Whenever this Indenture requires or permits actions to be taken based on instructions or directions of Noteholders of a stated percentage of the Note Balance of the Notes (or the Controlling Class), the Clearing Agency will be deemed to represent those Noteholders only if it has received instructions to that effect from Note Owners and/or the Clearing Agency's participants owning or representing, respectively, the required

percentage of the beneficial interest of the Notes (or the Controlling Class) and has delivered the instructions to the Indenture Trustee.

Section 2.12. <u>Definitive Notes</u>. For a Class of Book-Entry Notes, if (a) the Administrator notifies the Indenture Trustee that the Clearing Agency is no longer willing or able to properly discharge its responsibilities as depository for the Book-Entry Notes and the Administrator is unable to reach an agreement on satisfactory terms with a qualified successor, (b) the Administrator notifies the Indenture Trustee that it elects to terminate the book-entry system through the Clearing Agency or (c) after the occurrence and during the continuation of an Event of Default or a Servicer Termination Event, Note Owners of a majority of the Note Balance of the Controlling Class notify the Indenture Trustee and the Clearing Agency that they elect to terminate the book-entry system through the Clearing Agency, then the Clearing Agency will notify Note Owners and the Indenture Trustee of the occurrence of their election and of the availability of Definitive Notes to the Note Owners. After the Clearing Agency has surrendered the typewritten Notes representing the Book-Entry Notes and delivered the registration instructions to the Indenture Trustee, the Issuer will execute and the Indenture Trustee, on Issuer Request, will authenticate the Definitive Notes according to the instructions of the Clearing Agency. None of the Issuer, the Note Registrar or the Indenture Trustee will be liable for delay in delivery of the instructions and may conclusively rely, and will be protected in relying, on the instructions. On the issuance of Definitive Notes to Note Owners, the Indenture Trustee will recognize the holders of the Definitive Notes as Noteholders.

Section 2.13. <u>Authenticating Agents</u>.

(a) <u>Appointment</u>. The Indenture Trustee may appoint one or more Persons as authenticating agents for the Notes (each, an "<u>Authenticating Agent</u>") with the power to act on its behalf and subject to its direction in the authentication of Notes for issuances, transfers and exchanges. The authentication of Notes by an Authenticating Agent under this Section 2.13 is deemed to be the authentication of Notes "by the Indenture Trustee." If no Authenticating Agent is appointed for the Notes, the Indenture Trustee will be the Authenticating Agent for the Notes.

(b) <u>Merger or Consolidation</u>. Any Person into which an Authenticating Agent may be merged or converted or with which it may be consolidated, any Person resulting from a merger or consolidation or conversion to which an Authenticating Agent is a party, or any Person succeeding to the corporate trust business of an Authenticating Agent, will be the successor of the Authenticating Agent under this Indenture without the execution or filing of a document or further action.

(c) <u>Resignation and Termination</u>. An Authenticating Agent may resign by giving notice of resignation to the Indenture Trustee and the Owner Trustee. The Indenture Trustee may terminate the agency of an Authenticating Agent by giving notice of termination to the Authenticating Agent and the Owner Trustee. On receiving the notice of resignation or on a termination, the Indenture Trustee may appoint a successor Authenticating Agent and will notify the Owner Trustee of the appointment.

(d) <u>Sections to Apply</u>. Sections 2.9 and 6.4 will apply to each Authenticating Agent.

Section 2.14.   Note Paying Agents.

(a)   Appointment. The Indenture Trustee may appoint one or more Note Paying Agents that meet the eligibility standards for the Indenture Trustee in Section 6.11. If no Note Paying Agent is appointed for the Notes, then the Indenture Trustee will be the Note Paying Agent for the Notes. Each Note Paying Agent will have the power to make distributions from the Trust Accounts.

(b)   Merger or Consolidation. Any Person into which a Note Paying Agent may be merged or converted or with which it may be consolidated, any Person resulting from a merger or consolidation or conversion to which a Note Paying Agent is a party or any Person succeeding to the corporate trust business of a Note Paying Agent, will be the successor of the Note Paying Agent under this Indenture without the execution or filing of a document or further action.

(c)   Resignation and Termination. A Note Paying Agent may resign by giving notice of resignation to the Indenture Trustee, the Administrator and the Issuer. The Indenture Trustee may terminate the agency of a Note Paying Agent by giving notice of termination to the Note Paying Agent, the Administrator and the Issuer. On receiving the notice of resignation or on a termination, the Indenture Trustee may appoint a successor Note Paying Agent and will notify the Administrator and the Issuer of the appointment.

(d)   Sections to Apply. Sections 2.9 and 6.4 will apply to each Note Paying Agent.

ARTICLE III
COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 3.1.   Payment of Principal and Interest. The Issuer will duly and punctually pay the principal of and interest on the Notes according to the Notes and this Indenture. Amounts withheld under the Code or State or local tax law by any Person from a payment to a Noteholder will be considered as having been paid by the Issuer to the Noteholder.

Section 3.2.   Maintenance of Office or Agency. The Issuer will maintain an office or agency in the Borough of Manhattan, The City of New York, where Notes may be surrendered for registration of transfer or exchange, and where notices and demands to or on the Issuer for the Notes and this Indenture may be served. The Issuer initially appoints the Indenture Trustee to serve as its agent for those purposes. The Issuer will promptly notify the Indenture Trustee of a change in the location of the office or agency. If the Issuer fails to maintain the office or agency or fails to furnish the Indenture Trustee with the address of the office or agency, those surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Issuer appoints the Indenture Trustee as its agent to receive surrenders, notices and demands.

Section 3.3.   Money for Payments To Be Held in Trust.

(a)   Payments on the Notes. Payments on the Notes that are to be made from amounts withdrawn from the Bank Accounts will be made on behalf of the Issuer by the Indenture Trustee or by another Note Paying Agent, and no amounts withdrawn for payments on the Notes may be paid over to the Issuer, except as provided in this Section 3.3.

(b)   Agreement by Note Paying Agent. The Indenture Trustee will, and will cause each Note Paying Agent to, execute and deliver to the Indenture Trustee, an instrument in which the Note Paying Agent agrees with the Indenture Trustee to:

      (i)   hold money held by it for the payment of amounts due on the Notes in trust for the benefit of the Persons entitled to that money and pay it to those Persons under this Indenture;

      (ii)   give the Indenture Trustee notice of a default by the Issuer of which it has actual knowledge in the making of a required payment on the Notes;

      (iii)   during the continuance of a default, on the request of the Indenture Trustee, immediately pay to the Indenture Trustee money held by it in trust;

      (iv)   immediately resign as a Note Paying Agent and immediately pay to the Indenture Trustee amounts held by it in trust if it ceases to meet the eligibility standards in Section 6.11 for the Indenture Trustee; and

      (v)   comply with all requirements of the Code and State or local tax law for withholding and reporting requirements for payments on the Notes.

(c)   Payment Direction. The Issuer may by Issuer Order, direct any Note Paying Agent to pay to the Indenture Trustee money held in trust by the Note Paying Agent, which money will be held by the Indenture Trustee on the same terms as those on which the money was held by the Note Paying Agent. On a Note Paying Agent's payment of money held in trust to the Indenture Trustee, the Note Paying Agent will be released from further liability for that money.

(d)   Unclaimed Money. Subject to applicable law, money held by the Indenture Trustee or any Note Paying Agent in trust under this Section 3.3 which remains unclaimed for two years after it became due and payable will be discharged from the trust and paid to the Issuer on Issuer Request. After discharge and payment, the Noteholder of the Note will, as an unsecured general creditor, look only to the Issuer for payment of the amount due and unclaimed (but only for the amounts so paid to the Issuer), and all liability of the Indenture Trustee or the Note Paying Agent for the trust money will then cease. However, the Indenture Trustee or the Note Paying Agent, before making the payment, will publish once, at the expense and direction of the Issuer, in a newspaper customarily published on each Business Day in the English language and of general circulation in The City of New York, notice that the money remains unclaimed and that after a date stated in the notice, which must be at least 30 days from the date of publication, any unclaimed balance of the money then remaining will be paid to the Issuer. The Indenture Trustee will also adopt and employ, at the expense of the Administrator and direction of the Issuer, other reasonable means of notification of the payment (including notifying Noteholders whose Notes have been called but have not been surrendered for redemption or whose right to or interest in money due and payable but not claimed is determinable from the records of the Indenture Trustee or of the Note Paying Agent of the payment, at the last address of record for the Noteholder).

Section 3.4.   Existence. The Issuer will keep in full effect its existence, rights and franchises as a statutory trust under the Delaware Statutory Trust Act (unless it becomes, or a

successor Issuer under this Indenture is or becomes, organized under the laws of another State or of the United States, in which case the Issuer will keep in full effect its existence, rights and franchises under the laws of that other jurisdiction) and will obtain and preserve its qualification in each jurisdiction in which the qualification is or will be necessary to protect the validity and enforceability of this Indenture, the Notes, the Collateral and each other instrument or agreement included in the Collateral.

Section 3.5.   Protection of Collateral.

(a)   Amendments and Financing Statements. The Issuer will (i) execute and deliver amendments to this Indenture and instruments of further assurance and other documents, (ii) file or authorize and cause to be filed financing statements and amendments and continuations of those financing statements and (iii) take other action, in each case, necessary or advisable to:

(A)   maintain or preserve the Lien and security interest (and the priority of the security interest) of this Indenture or carry out more effectively the purposes of this Indenture;

(B)   perfect, publish notice of or protect the validity of a Grant made or to be made by this Indenture;

(C)   enforce the Collateral; or

(D)   maintain and defend title to the Collateral and the rights of the Indenture Trustee and the Secured Parties in the Collateral against the claims of all Persons subject to Permitted Liens and the Transaction Documents.

(b)   Authorization to File. The Issuer authorizes the Administrator and the Indenture Trustee to file financing or continuation statements, and amendments to those statements, in all jurisdictions and with all filing offices necessary or advisable to preserve, maintain and protect the interest of the Indenture Trustee in the Collateral. The financing and continuation statements may describe the Collateral in any manner the Administrator or the Indenture Trustee reasonably determines to ensure the perfection of the interest of the Indenture Trustee in the Collateral (including describing the Collateral as "all assets" of the Issuer). The Administrator or the Indenture Trustee, as applicable, will deliver to the Issuer file-stamped copies of, or filing receipts for, the financing statement and continuation statement promptly on the document becoming available following filing.

(c)   No Obligation of Indenture Trustee. The Indenture Trustee is under no obligation (i) to make a determination of whether the financing or continuation statements, and amendments to those statements, are required to be filed under this Section 3.5 or (ii) to file the financing or continuation statements, or amendment to the statements, and will not be liable for failure to do so.

Section 3.6.   Performance of Obligations; Servicing of Receivables.

(a)   No Release of Material Obligations. Except as permitted under a Transaction Document, the Issuer will not take action, and will use its commercially reasonable efforts to

prevent any action from being taken by others, that would release any Person from any material obligations under a document included in the Collateral or that would impair the priority, validity or enforceability of the document.

(b) Subcontracting. The Issuer may contract with other Persons to assist it in performing its duties under this Indenture. Initially, the Issuer has contracted with the Servicer and the Administrator to assist the Issuer in performing its duties under this Indenture.

(c) Performance of Obligations. The Issuer will perform and observe in all material respects all of its obligations in the Transaction Documents and documents included in the Collateral.

(d) Servicer Termination Event. If the Issuer has actual knowledge of the occurrence of a Servicer Termination Event, the Issuer will notify the Indenture Trustee and the Rating Agencies of the occurrence and state in the notice any action the Issuer is taking. If a Servicer Termination Event results from the failure of the Servicer to perform its duties and obligations under the Sale and Servicing Agreement for the Receivables, the Issuer will take reasonable steps available to cause the Servicer to remedy the failure.

Section 3.7. Negative Covenants. So long as Notes are Outstanding, the Issuer will not:

(a) Dispose of Collateral. Except as permitted under a Transaction Document, sell, transfer, exchange or dispose of the Collateral unless directed to do so by the Indenture Trustee;

(b) Set-off. Claim a credit on, or make a deduction from the principal or interest payable on, the Notes (other than amounts withheld from payments under applicable law) or assert a claim against a Noteholder by reason of the payment of the taxes levied or assessed on the Issuer or the Collateral;

(c) Dissolve or Liquidate. Except as permitted under Section 3.10, dissolve or liquidate in whole or in part;

(d) Liens. Permit (i) the validity or effectiveness of this Indenture to be impaired, or permit the Lien of this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit a Person to be released from obligations under this Indenture except in each case as permitted by this Indenture, (ii) a Lien other than Permitted Liens to be created on or extend to the Collateral or (iii) the Lien of this Indenture not to be a valid first priority security interest in the Collateral (other than for Permitted Liens); or

(e) Modification of Collateral. Except as permitted under a Transaction Document, amend, modify, waive, supplement, terminate or surrender Collateral or any of the Transaction Documents without the consent of the Indenture Trustee or the Noteholders of a majority of the Note Balance of the Notes and on notice by the Issuer to the Rating Agencies.

Section 3.8.   Opinions on Collateral.

(a)   Opinion on Recording. If this Indenture is subject to recording, the Issuer, at its expense, will affect the recording and deliver an Opinion of Counsel to the Indenture Trustee (which may be counsel to the Issuer or other counsel reasonably acceptable to the Indenture Trustee) stating that the recording is necessary either for the protection of the Secured Parties or the interests of another Person secured under this Indenture or for the enforcement of a right or remedy granted to the Indenture Trustee under this Indenture.

(b)   Opinion on Perfection. On the Closing Date, the Issuer will furnish to the Indenture Trustee an Opinion of Counsel stating that this Indenture and all financing statements have been properly recorded and filed to perfect the Lien created by this Indenture, and reciting the details of the action or stating that in the opinion of that counsel no action is necessary to perfect the Lien.

(c)   Annual Opinion. On or before April 30 of each year, beginning in the year after the Closing Date, the Issuer will furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of that counsel, all necessary action has been taken for the recording, filing, re-recording and refiling of this Indenture and all financing statements and continuation statements to maintain the Lien of this Indenture, and reciting the details of the action or stating that in the opinion of that counsel no action is necessary to maintain the Lien.

Section 3.9.   Annual Certificate of Compliance. The Issuer will deliver to the Indenture Trustee within 90 days after the end of each year, beginning in the year after the Closing Date, an Officer's Certificate signed by a Responsible Person of the Issuer, stating that (a) a review of the Issuer's activities and of its performance under this Indenture during the prior year has been made under a Responsible Person's supervision and (b) to the Responsible Person's knowledge, based on the review, the Issuer has fulfilled in all material respects its obligations under this Indenture throughout the prior year or, if there has been a failure to fulfill an obligation in any material respect, stating each failure known to the Responsible Person and the nature and status of the failure. A copy of the Officer's Certificate may be obtained by any Noteholder or Person certifying it is a Note Owner by a request to the Indenture Trustee at its Corporate Trust Office. The Issuer's obligation to deliver an Officer's Certificate under this Section 3.9 will terminate on the payment in full of the Notes.

Section 3.10.   Consolidation and Merger; Transfer of Assets. The Issuer will not consolidate or merge with or into another Person or transfer the assets included in the Collateral, unless:

(a)   Surviving Person. the Person (if other than the Issuer) formed by or surviving the consolidation or merger, or that acquires those assets, (i) is organized and existing under the laws of the United States or any State and (ii) assumes, by an indenture supplemental to this Indenture, executed and delivered to the Indenture Trustee, in form reasonably satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance of the other obligations under this Indenture and the other Transaction Documents to be performed by the Issuer;

(b)   Subordination. For a transfer of the assets included in the Collateral, the Person that acquires those assets agrees by means of the supplemental indenture executed and delivered under clause (a) above that (i) all right, title and interest transferred will be subject and subordinate to the rights of the Noteholders, (ii) unless stated in the supplemental indenture, to indemnify, defend and hold harmless the Issuer for costs, expenses, losses, damages, claims and liabilities (including legal fees) related to this Indenture and the Notes and (iii) that Person will make all necessary filings with the Securities and Exchange Commission (and any other appropriate Person) required by the Exchange Act for the Notes;

(c)   No Default or Event of Default. Immediately after giving effect to the consolidation, merger or transfer, no Default or Event of Default will have occurred and be continuing;

(d)   Rating Agency Condition. The Rating Agency Condition has been satisfied for the consolidation, merger or transfer;

(e)   Opinion. The Issuer has received an Opinion of Counsel (with a copy to the Indenture Trustee) stating that the consolidation, merger or transfer will not cause (i) any security issued by the Issuer to be deemed sold or exchanged for purposes of Section 1001 of the Code or (ii) the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes;

(f)   Actions. Any action that is necessary to maintain the Lien and security interest created by this Indenture has been taken; and

(g)   Conditions Precedent. The Issuer has delivered to the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that the consolidation, merger or transfer and the supplemental indenture comply with this Article III and that all the conditions precedent in this Indenture relating to the consolidation, merger or transfer have been satisfied (including any filing required by the Exchange Act)

Section 3.11.   Successor or Transferee. On a consolidation or merger of the Issuer or a transfer under Section 3.10, (a) the Person formed by or surviving the consolidation or merger (if other than the Issuer) will succeed to, and be substituted for, and may exercise the rights and powers of, the Issuer under this Indenture with the same effect as if Person had been named as the Issuer in this Indenture and (b) on a transfer of the assets of the Issuer under Section 3.10, the Issuer will be released from its obligations under this Indenture to be performed by the Issuer for the Notes immediately on the delivery of notice to the Indenture Trustee stating that the Issuer is to be released.

Section 3.12.   No Other Activities. The Issuer will not engage in activities other than financing, acquiring, owning and pledging the Trust Property in the manner contemplated by the Transaction Documents and activities incidental to those activities.

Section 3.13.   Further Acts and Documents. On request of the Indenture Trustee, the Issuer will take action and execute and deliver additional documents reasonably required to perform and carry out the intention of this Indenture.

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Section 3.14. <u>Restricted Payments</u>.

(a) <u>No Set-off</u>. The Issuer will not, directly or indirectly, (i) make payments (by reduction of capital or otherwise) to the Owner Trustee or an owner of a beneficial interest in the Issuer, (ii) redeem, purchase, retire or acquire for value an ownership interest or (iii) set aside or segregate amounts for those purposes, except as permitted under this Indenture and the other Transaction Documents.

(b) <u>No Other Payments</u>. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account or the Principal Payment Account except according to the Transaction Documents.

Section 3.15. <u>Notice of Events of Default</u>. The Issuer will notify the Indenture Trustee, the Servicer and the Rating Agencies as soon as practicable and within five Business Days after a Responsible Person of the Issuer has actual knowledge of an Event of Default.

Section 3.16. <u>Representations and Warranties of the Issuer about Security Interest</u>. The Issuer represents and warrants to the Indenture Trustee as of the Closing Date:

(a) <u>Valid Security Interest</u>. This Indenture creates a valid and continuing security interest (as defined in the applicable UCC) in the Collateral in favor of the Indenture Trustee which is prior to all other Liens, and is enforceable against creditors of and purchasers from the Issuer.

(b) <u>Perfection</u>. The Sponsor has represented that it has commenced procedures that will result in the perfection of a first priority security interest against each Obligor in the Financed Vehicles.

(c) <u>Securities Account</u>. All Permitted Investments have been and will be credited to a Securities Account. The securities intermediary for each Securities Account has agreed to treat all assets credited to the Securities Accounts as "financial assets" within the meaning of the applicable UCC. The Collateral (other than those Permitted Investments which have been credited to a Securities Account) is "chattel paper," "instruments" or "general intangibles" within the meaning of the applicable UCC.

(d) <u>Good Title</u>. The Issuer owns and has good title to the Collateral free and clear of all Liens other than Permitted Liens. The Issuer has received all consents and approvals required by the terms of the Collateral to Grant to the Indenture Trustee all of its interest and rights in the Collateral, except if a requirement for consent or approval is rendered ineffective under the applicable UCC.

(e) <u>Filing Financing Statements</u>. The Issuer has caused, or will cause within ten days after the Closing Date, the filing of all necessary financing statements in the proper filing office in the proper jurisdictions in order to perfect the security interest Granted in the Collateral to the Indenture Trustee.

(f) <u>Securities Intermediary Agreement</u>. The Issuer has delivered to the Indenture Trustee a fully executed agreement under which the securities intermediary has agreed to comply

with all instructions originated by the Indenture Trustee relating to the Securities Accounts without further consent by the Issuer.

(g)   No Other Conveyance. Other than the security interest Granted to the Indenture Trustee under this Indenture, the Issuer has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any portion of the Collateral.

(h)   No Other Financing Statements. The Issuer has not authorized the filing of and is not aware of any financing statements against the Issuer that include a description of collateral covering any part of the Collateral, other than financing statements relating to the security interest granted to the Indenture Trustee. The Issuer is not aware of any judgment or tax Lien filings against it.

(i)   Name of Securities Accounts. The Securities Accounts are not in the name of a Person other than the Issuer or the Indenture Trustee. The Issuer has not consented to the securities intermediary of a Securities Account complying with entitlement orders of a Person other than the Indenture Trustee.

(j)   Financing Statement Provision. All financing statements filed or to be filed under this Indenture describing the Collateral contain a statement substantially to the following effect: "The purchase of or grant of a security interest in collateral described in this financing statement will violate the rights of the Secured Parties."

The representations and warranties in this Section 3.16, (i) will survive the termination of this Indenture and (ii) may not be waived by the Indenture Trustee.

Section 3.17.   Audits of the Issuer. The Issuer agrees that, with reasonable prior notice, it will permit any agents of the Indenture Trustee, during the Issuer's normal business hours, to inspect the Issuer's records of the performance of its obligations under this Indenture. In addition, the Issuer will permit the agents of the Indenture Trustee to discuss the records with the Issuer's representatives and accountants. The Indenture Trustee will, and will cause its agents to, hold in confidence the information unless (a) disclosure is required by law or (b) the Indenture Trustee reasonably determines that disclosure is consistent with its obligations under this Indenture. Nothing in this Section 3.17 will affect the obligation of the Issuer to observe applicable privacy law and the failure of the Issuer to give access to information as a result of this obligation will not be a breach of this Section 3.17.

Section 3.18.   Representations and Warranties of the Issuer. The Issuer represents and warrants to the Indenture Trustee as of the Closing Date:

(a)   Organization and Qualification. The Issuer is a statutory trust duly formed, validly existing and in good standing under the laws of the State of Delaware.

(b)   Power, Authority and Enforceability. The Issuer has the power and authority to execute, deliver and perform its obligations under this Indenture. The Issuer has authorized the execution, delivery and performance of this Indenture. This Indenture is the legal, valid and binding obligation of the Issuer enforceable against the Issuer, except as may be limited by

insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   No Violation and No Conflicts. The execution and delivery by the Issuer of this Indenture, the transactions contemplated by this Indenture and the compliance by the Issuer with this Indenture will not (i) violate any Delaware State law, governmental rule or regulation applicable to the Issuer or any judgment or decree binding on it or (ii) conflict with, or be a breach or default under any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Issuer is a debtor or guarantor, in each case which violation or conflict would reasonably be expected to have a material adverse effect on the Issuer's ability to perform its obligations under this Indenture.

(d)   No Proceedings. To the Issuer's knowledge, there are no proceedings or investigations pending or overtly threatened in writing before a court or other governmental authority of the State of Delaware: (i) asserting the invalidity of this Indenture or the Notes, (ii) seeking to prevent the issuance of the Notes or the completion of any of the transactions contemplated by this Indenture or (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Trust Property or the Issuer's ability to perform its obligations under, or the validity or enforceability of this Indenture or the Notes.

(e)   No Investment Company. The Issuer is not an "investment company" as defined in the Investment Company Act. In making this determination, the Issuer is relying on the exemption in Rule 3a-7 of the Investment Company Act, although other exclusions or exemptions may also be available to the Issuer.

(f)   Volcker Rule. The Issuer is structured so as not to be a "covered fund" under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the "Volcker Rule."

Section 3.19.   [Calculation Agent]. [The Issuer agrees that for so long as the Floating Rate Notes are Outstanding there will be an agent appointed to calculate LIBOR for each Interest Period (the "Calculation Agent"). The Issuer appoints _____ as Calculation Agent only for the purposes of determining LIBOR for each Interest Period and _____ accepts the appointment. The Calculation Agent may be removed by the Issuer at any time. If the Calculation Agent is unable or unwilling to act as Calculation Agent or is removed by the Issuer, the Issuer will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the Issuer or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.]

Section 3.20.   No Offer to Employee Benefit Plans. The Issuer will not offer any Notes to its or its Affiliates' participant-directed employee benefit plans.

ARTICLE IV
SATISFACTION AND DISCHARGE

Section 4.1.   Satisfaction and Discharge of Indenture.

(a)   Satisfaction and Discharge. Subject to Section 4.1(b), this Indenture will cease to be of further effect for the Notes, and the Indenture Trustee, by Issuer Order and at the expense of the Issuer, will execute documents acknowledging satisfaction and discharge of this Indenture, if:

(i)   either (A) the Notes that have been authenticated and delivered (other than (1) Notes that have been destroyed, lost or stolen and that have been replaced or paid under Section 2.7 and (2) Notes for which payment money has been deposited in trust or segregated and held in trust by the Issuer and later paid to the Issuer or discharged from the trust under Section 3.3) have been delivered to the Indenture Trustee for cancellation or (B) the Notes not delivered to the Indenture Trustee for cancellation have become due and payable and the Issuer has deposited or caused to be deposited with the Indenture Trustee money in trust in an amount sufficient to pay and discharge the outstanding principal amount of the Notes and interest accrued on the Notes on the Redemption Date;

(ii)   the Issuer has paid or caused to be paid all money payable by it under the Transaction Documents; and

(iii)   the Issuer has delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel meeting the requirements of Section 11.1.

(b)   Continuing Rights and Obligations. After the satisfaction and discharge of this Indenture, this Indenture will continue for (i) rights of registration of transfer and exchange, (ii) replacement of mutilated, destroyed, lost or stolen Notes, (iii) the rights of Noteholders to receive payments of principal of and interest on the Notes, (iv) the obligations of the Indenture Trustee and any Note Paying Agent under Section 3.3, (v) the rights, obligations and immunities of the Indenture Trustee under this Indenture and (vi) the rights of the Secured Parties as beneficiaries of this Indenture in the property deposited with the Indenture Trustee payable to them for a period of two years following the satisfaction and discharge.

(c)   Indenture Trustee Certificate. On the satisfaction and discharge of this Indenture, at the request of the Owner Trustee, the Indenture Trustee will deliver to the Owner Trustee a certificate of a Responsible Person stating that all Noteholders have been paid in full.

ARTICLE V
REMEDIES

Section 5.1.   Events of Default.

(a)   Events of Default. The occurrence of one of the following events will be an event of default under this Indenture (each, an "Event of Default"):

(i)   the Issuer fails to pay interest due on a Note of the Controlling Class when the same becomes due and payable on each Payment Date, and the failure continues for a period of five days or more;

(ii)   the Issuer fails to pay the principal of a Note at its Final Scheduled Payment Date;

(iii)   the Issuer fails to observe a material covenant or agreement of the Issuer in this Indenture (other than to pay interest on or principal of the Notes) or a representation or warranty of the Issuer made in this Indenture or in an Officer's Certificate or other document delivered under this Indenture is incorrect in a material respect when made and, in each case, the failure or incorrectness continues for at least 60 days after the Indenture Trustee has notified the Issuer, or the Noteholders of at least 25% of the Note Balance of the Controlling Class have notified the Issuer and the Indenture Trustee, in each case stating the failure or incorrectness, requiring it to be corrected and stating that the notice is a "Notice of Default"; or

(iv)   an Insolvency Event occurs for the Issuer.

(b)   <u>Issuer to Notify</u>. The Issuer will notify the Indenture Trustee within five Business Days after a Responsible Person of the Issuer has actual knowledge of the occurrence of a Default under Section 5.1(a)(iii), which notice will describe the Default, the status of the Default and what action the Issuer is taking for the Default. The Issuer will deliver a copy of the notice to each Qualified Institution (if not the Indenture Trustee) maintaining a Bank Account.

(c)   <u>Indenture Trustee to Notify</u>. The Indenture Trustee will notify the Noteholders within five Business Days after a Responsible Person of the Indenture Trustee has actual knowledge of the occurrence of an Event of Default.

Section 5.2.   <u>Acceleration of Maturity; Rescission</u>.

(a)   <u>Acceleration</u>. If an Event of Default occurs and is continuing, the Indenture Trustee or the Noteholders of a majority of the Note Balance of the Controlling Class may declare the Notes to be accelerated, by notice to the Issuer (and to the Indenture Trustee if given by the Noteholders). On the acceleration, the unpaid Note Balance of the Notes, together with accrued and unpaid interest, will become immediately due and payable. If an Event of Default in Section 5.1(a)(iv) occurs, all unpaid principal of and accrued and unpaid interest on the Notes, and all other amounts payable under this Indenture, will automatically become immediately due and payable without a declaration or other act of the Indenture Trustee or a Noteholder. On the declaration of acceleration or automatic acceleration, the Indenture Trustee will promptly notify each Noteholder and each Qualified Institution (if not the Indenture Trustee) maintaining a Bank Account.

(b)   <u>Rescission</u>. The Noteholders of a majority of the Note Balance of the Controlling Class, by notice to the Issuer and the Indenture Trustee, may rescind a declaration of acceleration before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee as stated in this Article V if:

(i)   the Issuer has paid or deposited with the Indenture Trustee an amount sufficient to (A) pay all principal of and interest on the Notes and all other amounts that would then be due under this Indenture or on the Notes if the Event of Default giving rise to the acceleration had not occurred, (B) pay all amounts owed to the Indenture Trustee under Section 6.7 and (C) pay all other outstanding fees and expenses of the Issuer; and

(ii)   all Events of Default, other than the non-payment of the principal of the Notes that has become due solely by the acceleration, have been corrected or waived under Section 5.14.

No rescission will affect a subsequent default or impair a right resulting from the rescission.

Section 5.3.   Collection of Indebtedness by the Indenture Trustee.

(a)   Overdue Amounts. If an Event of Default under Section 5.1(a)(i) or (ii) occurs and is continuing, the Issuer, on demand of the Indenture Trustee, will pay to the Indenture Trustee for the benefit of the Noteholders, the overdue amount with interest at the rate of interest then applicable to the Notes.

(b)   Collection Expenses. In addition, the Issuer will pay the costs and expenses of collection, including all amounts owed to the Indenture Trustee under Section 6.7.

(c)   Proceedings. If the Issuer fails to pay those amounts on demand, the Indenture Trustee, in its own name and as trustee of an express trust, may start a Proceeding to collect the money due and unpaid, and may pursue the Proceeding to final judgment, and may enforce the judgment against the Issuer and collect the money due and unpaid in the manner provided by law out of the Collateral.

Section 5.4.   Trustee May File Proofs of Claim.

(a)   Proofs of Claim. If there is a Proceeding involving the Issuer under the Bankruptcy Code or another federal or State bankruptcy, insolvency or other similar law, or in case a trustee, liquidator, receiver or similar official has been appointed for or taken possession of the Issuer or its property, the Indenture Trustee may:

(i)   file a proof of claim for the amount of principal and interest due and unpaid on the Notes and file other proofs of claim, papers or documents necessary or advisable in order to have the claims of the Indenture Trustee on behalf of the Secured Parties allowed in the Proceedings or in other judicial proceedings involving the Issuer, its creditors and its property;

(ii)   unless prohibited by applicable law, vote on behalf of the Secured Parties in the election of a trustee, a standby trustee or a Person performing similar functions in the Proceedings; and

(iii)   collect and receive any money or other property payable or deliverable on the claims and pay all amounts received on the claims of the Secured Parties, including the claims asserted by the Indenture Trustee on their behalf.

(b)   <u>Authorization by Noteholders</u>. Each Noteholder authorizes a trustee, liquidator, receiver or similar official in a Proceeding to make payments to the Indenture Trustee and, if the Indenture Trustee consents to make payments directly to the Noteholders, to pay to the Indenture Trustee an amount sufficient to cover all amounts owed to the Indenture Trustee under Section 6.7.

(c)   <u>No Right to Consent or Vote</u>. Except as permitted under Section 5.4(a)(ii), this Indenture does not authorize the Indenture Trustee to authorize or consent to or vote for or accept or adopt on behalf of a Noteholder a plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of a Noteholder to authorize the Indenture Trustee to vote on the claim of a Noteholder in the Proceeding.

Section 5.5.   <u>Indenture Trustee May Enforce Claims Without Possession of Notes</u>.

(a)   <u>Notes not Required</u>. The Indenture Trustee may enforce its rights and make claims under this Indenture, or under the Notes, without the possession of the Notes or the production of the Notes in a Proceeding. A Proceeding started by the Indenture Trustee will be brought in its own name as trustee of an express trust, and any recovery of judgment will be for the benefit of the Secured Parties for which the judgment has been recovered.

(b)   <u>Proceeding</u>. In any Proceeding brought by the Indenture Trustee (and any Proceeding involving the interpretation of this Indenture to which the Indenture Trustee is a party), the Indenture Trustee will be held to represent all the Noteholders, and it will not be necessary to make a Noteholder a party to the Proceeding.

Section 5.6.   <u>Remedies; Priorities</u>.

(a)   <u>Remedies</u>. If the Notes have been accelerated under Section 5.2(a) and the declaration of acceleration has not been rescinded according to Section 5.2(b), the Indenture Trustee may do one or more of the following (subject to Section 5.7), and will at the direction of the Noteholders of a majority of the Note Balance of the Controlling Class:

(i)   start a Proceeding in its own name and as trustee of an express trust for the collection of all amounts then payable on the Notes or under this Indenture on the Notes, enforce any judgment obtained and collect from the Issuer money adjudged due;

(ii)   start a Proceeding for the complete or partial foreclosure of this Indenture on the Collateral;

(iii)   exercise any remedies of a secured party under the UCC and take any other action to protect and enforce the rights and remedies of the Indenture Trustee and the Noteholders; and

(iv)   sell or liquidate part of the Collateral or rights or interest in the Collateral at one or more public or private sales called and conducted in any manner permitted by law.

The Indenture Trustee will notify each Noteholder and the Depositor of a sale or liquidation under Section 5.6(a)(iv) at least 15 days before the sale or liquidation. A Noteholder, the Depositor or the Servicer may submit a bid during the sale or liquidation.

(b)   Limitation on Collateral Liquidation. The Indenture Trustee may not sell or liquidate the Collateral unless:

(i)   the Event of Default is described in Section 5.1(a)(i) or (ii); or

(ii)   the Event of Default is described in Section 5.1(a)(iii) and:

(A)   the Noteholders representing 100% of the Note Balance of the Notes consent to the sale or liquidation; or

(B)   the proceeds of the sale or liquidation are expected to be sufficient to pay in full all amounts owed by the Issuer to the Secured Parties including all principal of and accrued interest on the Notes;

(iii)   the Event of Default is described in Section 5.1(a)(iv) and:

(A)   the Noteholders representing 100% of the Note Balance of the Controlling Class consent to the sale or liquidation; or

(B)   the proceeds of the sale or liquidation are expected to be sufficient to pay in full all amounts owed by the Issuer to the Secured Parties including all principal of and accrued interest on the Notes; or

(C)   the Indenture Trustee (1) determines that the Collateral will not continue to provide sufficient money for the payment of all amounts owed to the Secured Parties, as those payments would have become due if the Notes had not been accelerated and (2) obtains the consent of Noteholders of at least 66-2/3% of the Note Balance of the Controlling Class.

In determining whether the condition in clause (ii)(B), (iii)(B) or (iii)(C) (1) above has been satisfied, the Indenture Trustee may obtain and rely on an opinion of a nationally-recognized Independent investment banking firm or firm of certified public accountants on the expected proceeds or on the sufficiency of the Collateral for that purpose.

(c)   Proceeds of Collateral. Any money or property collected by the Indenture Trustee following the occurrence of an Event of Default and an acceleration of the Notes will be deposited in the Collection Account for distribution according to Section 8.2(e) on the Payment Date following the Collection Period during which those amounts are collected. In all other circumstances, Section 8.2(c) will continue to apply after an Event of Default.

Section 5.7.   Optional Preservation of the Collateral. If the Notes have been accelerated under Section 5.2(a) and the declaration of acceleration has not been rescinded according to Section 5.2(b), the Indenture Trustee may elect to maintain possession of the Collateral. The Indenture Trustee will take into account that the money derived from the Collateral is intended to be sufficient for payment of principal and interest on the Notes when determining whether or not to maintain possession of part of the Collateral. In determining whether to maintain possession of part of the Collateral, the Indenture Trustee may obtain and rely on an opinion of a nationally-recognized Independent investment banking firm or firm of certified public accountants on the feasibility of the proposed action and on the sufficiency of the Collateral for that purpose.

Section 5.8.   Limitation on Suits.

(a)   Proceedings. No Noteholder has the right to start a Proceeding under this Indenture or for the appointment of a receiver or trustee, or for another remedy under this Indenture, unless:

(i)   the Noteholder has given notice to the Indenture Trustee of a continuing Event of Default;

(ii)   the Noteholders of at least 25% of the Note Balance of the Controlling Class have requested the Indenture Trustee to start the Proceeding for the Event of Default in its own name as Indenture Trustee under this Indenture;

(iii)   the Noteholders have offered reasonable indemnity satisfactory to the Indenture Trustee against costs, expenses, losses, damages, claims and liabilities that may be incurred by the Indenture Trustee, or its agents, counsel, accountants and experts, in complying with the request;

(iv)   the Indenture Trustee has failed to start the Proceedings for 60 days after its receipt of the notice, request and offer of indemnity; and

(v)   the Noteholders of a majority of the Note Balance of the Controlling Class have not given the Indenture Trustee a direction inconsistent with the request during that 60 day period.

(b)   No Prejudice. No Noteholder has the right to affect, disturb or prejudice the rights of another Noteholder or to obtain or to seek to obtain priority or preference over another Noteholder or to enforce any right under this Indenture, except in the manner stated in this Indenture.

(c)   Conflicting Requests. If the Indenture Trustee receives conflicting requests under Section 5.8(a)(ii) from two or more groups of Noteholders, each evidencing less than a majority of the Note Balance of the Controlling Class, the Indenture Trustee in its sole discretion may determine what action will be taken.

Section 5.9.   Unconditional Rights of Noteholders to Receive Principal and Interest. Each Noteholder has an absolute and unconditional right to receive payment of the principal of and interest on its Note on or after the respective due dates expressed in the Note or in this

Indenture (or, for redemption, on or after the Redemption Date) according to the provisions of this Indenture and of the other Transaction Documents and to start a Proceeding for the enforcement of the payment according to Section 5.8. Those rights may not be impaired or affected without the consent of the Noteholder.

Section 5.10. <u>Restoration of Rights and Remedies</u>. If the Indenture Trustee or a Noteholder has started a Proceeding to enforce a right or remedy under this Indenture and the Proceeding has been discontinued or abandoned or has been determined adversely to the Indenture Trustee or to the Noteholder, then the Issuer, the Indenture Trustee and the Noteholders, subject to a determination in the Proceeding, will be restored severally and respectively to their former positions under this Indenture, and later all rights and remedies of the Indenture Trustee and the Noteholders will continue as though no Proceeding had been started.

Section 5.11. <u>Rights and Remedies Cumulative</u>. No right or remedy of the Indenture Trustee or the Noteholders under this Indenture is intended to be exclusive of another right or remedy, and every right and remedy, if permitted by law, will be cumulative and in addition to every other right and remedy given under this Indenture or now or in the future existing at law or in equity or otherwise. The assertion or employment of a right or remedy under this Indenture, or otherwise, will not prevent the concurrent assertion or employment of another proper right or remedy. The Indenture Trustee's right to seek and recover judgment on the Notes or under this Indenture will not be affected by the seeking, obtaining or application of other relief under this Indenture. Neither the Lien of this Indenture nor the rights or remedies of the Indenture Trustee or the Noteholders will be impaired by the recovery of a judgment by the Indenture Trustee against the Issuer or by the execution of a levy under the judgment on the Collateral.

Section 5.12. <u>Delay or Omission Not a Waiver</u>. No delay or omission of the Indenture Trustee or a Noteholder to exercise a right or remedy accruing on a Default or Event of Default will impair the right or remedy, or be a waiver of the Default or Event of Default. Every right and remedy conferred by this Article V or by law to the Indenture Trustee or to the Noteholders may be exercised as often as may be deemed advisable by the Indenture Trustee or by the Noteholders.

Section 5.13. <u>Control by Noteholders</u>. The Noteholders of a majority of the Note Balance of the Controlling Class have the right to direct the time, method and place of conducting a Proceeding for a remedy available to the Indenture Trustee for the Notes or exercising a trust or power conferred on the Indenture Trustee, so long as:

(a)   <u>No Conflict</u>. The direction does not conflict with law or with this Indenture;

(b)   <u>Direction to Sell or Liquidate</u>. Except under Section 5.6(b), a direction to the Indenture Trustee to sell or liquidate the Collateral must be made by the Noteholders of 100% of the Note Balance of the Controlling Class;

(c)   <u>No Force and Effect</u>. If the Indenture Trustee elects to retain the Collateral under Section 5.7, then a direction to the Indenture Trustee by Noteholders of less than 100% of the Note Balance of the Controlling Class to sell or liquidate the Collateral will be of no force and effect;

(d)   Other Action. The Indenture Trustee may take other action considered advisable by the Indenture Trustee that is not inconsistent with the direction from the Noteholders of a majority of the Note Balance of the Controlling Class; and

(e)   Adverse Action. The Indenture Trustee need not take an action that it determines might materially adversely affect the rights of Noteholders not consenting to the action.

Section 5.14.   Waiver of Defaults and Events of Default.

(a)   Waiver by Controlling Class. The Noteholders of a majority of the Note Balance of the Controlling Class may waive a Default or Event of Default except an Event of Default (i) in the payment of principal of or interest on the Notes (other than an Event of Default relating to failure to pay principal due only by reason of acceleration) or (ii) for a covenant or provision of this Indenture that cannot be amended, supplemented or modified without the consent of all Noteholders.

(b)   Effect of Waiver. On the waiver, the Default or Event of Default will be considered not to have occurred for every purpose of this Indenture. No waiver will extend to another Default or Event of Default or impair any right relating to another Default or Event of Default.

Section 5.15.   Undertaking for Costs. The parties to this Indenture agree, and each Noteholder by its acceptance of a Note will be considered to have agreed, that a court may in its discretion require, in a Proceeding for the enforcement of a right or remedy under this Indenture, or in a Proceeding against the Indenture Trustee for an action taken, suffered or omitted by it as Indenture Trustee, the filing by a party litigant in the Proceeding of an undertaking to pay the costs of the Proceeding, and that the court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against a party litigant in the Proceeding. This Section 5.15 will not apply to (a) a Proceeding started by the Indenture Trustee, (b) a Proceeding started by a Noteholder or group of Noteholders holding more than 10% of the Note Balance of the Notes (or for a Proceeding for the enforcement of a right or remedy under this Indenture that is started by the Controlling Class, holding more than 10% of the Note Balance of the Controlling Class) or (c) a Proceeding started by a Noteholder for the enforcement of the payment of principal of or interest on a Note on or after the respective due dates expressed in the Note and in this Indenture (or, for redemption, on or after the Redemption Date).

Section 5.16.   Waiver of Stay or Extension Laws. The Issuer covenants (if it may lawfully do so) that it will not plead or in any manner claim or take the benefit of, a stay or extension that may affect the performance of its obligations under this Indenture, and the Issuer (if it may lawfully do so) waives all benefit of such law.

Section 5.17.   Performance and Enforcement of Obligations.

(a)   Actions Requested by Indenture Trustee. At the Administrator's expense, the Issuer will promptly take any lawful action the Indenture Trustee requests to (i) compel the performance by (A) the Depositor and the Servicer of their obligations to the Issuer under the Sale and Servicing Agreement or (B) the Depositor and Ford Credit of their obligations under the Purchase Agreement and (ii) exercise any rights, remedies, powers, privileges and claims

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lawfully available to the Issuer under those agreements if and in the manner directed by the Indenture Trustee.

(b)   Exercise by Indenture Trustee. If an Event of Default has occurred and is continuing, the Indenture Trustee may, and at the direction of the Noteholders of at least 66-2/3% of the Note Balance of the Controlling Class will, exercise all rights, remedies, powers, privileges and claims of the Issuer against (i) the Depositor or the Servicer under the Sale and Servicing Agreement or (ii) the Depositor or Ford Credit under the Purchase Agreement, including the right or power to take any action to compel or secure performance or observance by those Persons of their obligations to the Issuer under those agreements, and to give a consent, request, notice, direction, approval, extension or waiver under those agreements, and the right of the Issuer to take the action will be suspended.

ARTICLE VI
THE INDENTURE TRUSTEE

Section 6.1.   Duties of Indenture Trustee.

(a)   Exercise of Rights. If an Event of Default has occurred and is continuing, the Indenture Trustee will exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a professional trustee would use under the circumstances.

(b)   Specific Obligation. Except during the continuance of an Event of Default, the Indenture Trustee undertakes to perform the duties and only the duties stated in this Indenture and no implied covenants or obligations are to be read into this Indenture against the Indenture Trustee.

(c)   Reliance. In the absence of willful misconduct, bad faith or negligence on its part, the Indenture Trustee may rely, for the truth of the statements and the correctness of the opinions furnished to it, on certificates or opinions furnished to it and, if required by this Indenture, conforming to the requirements of this Indenture. The Indenture Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(d)   Indenture Trustee Liable. The Indenture Trustee will not be relieved from liability for its own willful misconduct, bad faith, negligent action or negligent failure to act, except that:

(i)   this Section 6.1(d) does not limit the effect of Sections 6.1(b) or (c);

(ii)   the Indenture Trustee will not be liable for an error of judgment made in good faith by a Responsible Person unless it is proved that the Indenture Trustee was negligent in ascertaining the relevant facts; and

(iii)   the Indenture Trustee will not be liable for action it takes or omits to take in good faith according to this Indenture or a direction received by it under Sections 5.13 and 5.17(b).

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(e)   Not Liable for Interest. The Indenture Trustee will not be liable for interest on money received by it except as the Indenture Trustee may agree in writing with the Issuer.

(f)   Not Required to Segregate. Money held in trust by the Indenture Trustee need not be segregated from other money except if required by law, this Indenture or the Sale and Servicing Agreement.

(g)   Section Governs. Every provision of this Indenture relating to the conduct of, affecting the liability of or affording protection to the Indenture Trustee is subject to this Section 6.1 and to the TIA.

(h)   No Deemed Knowledge. The Indenture Trustee will not be charged with knowledge of a Default or any Event of Default unless either (i) a Responsible Person of the Indenture Trustee has actual knowledge of the Default or Event of Default or (ii) notice of the Default or Event of Default has been given to the Indenture Trustee according to this Indenture.

(i)   Enforceable in all Capacities. The rights, privileges, protections, immunities and benefits given to the Indenture Trustee, including its right to be indemnified, are extended to, and will be enforceable by, the Indenture Trustee in each of its capacities under this Indenture and the other Transaction Documents.

Section 6.2.   Rights of Indenture Trustee.

(a)   Reliance. The Indenture Trustee may rely and will be protected in acting or refraining from acting on a document believed by it to be genuine and which appears on its face to be properly executed and signed or presented by the proper Person. The Indenture Trustee is not required to investigate any facts or matters stated in the document.

(b)   Requirement to Act. Before the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel. The Indenture Trustee will not be liable for any action it takes or omits to take in good faith in reliance on an Officer's Certificate or Opinion of Counsel.

(c)   Use of Agents. The Indenture Trustee may exercise its rights or powers under this Indenture or perform duties under this Indenture either directly or by or through agents or attorneys or a custodian or nominee, and the Indenture Trustee will not be responsible for misconduct or negligence on the part of, or for the supervision of, the agent, counsel, custodian or nominee appointed with due care by it under this Indenture.

(d)   Good Faith. The Indenture Trustee will not be liable for action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers if the action or omission by the Indenture Trustee is not negligence.

(e)   Advice from Counsel. The Indenture Trustee may consult with counsel, and the advice or opinion of counsel on legal matters relating to this Indenture and the Notes will be full and complete authorization and protection from liability for action taken or not taken by the Indenture Trustee under this Indenture in good faith and according to the advice or opinion of that counsel.

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(f)   Not Required to Expend Funds. The Indenture Trustee is under no obligation to (i) exercise the rights or powers vested in it by this Indenture or to expend or risk its own money or incur financial liability in the performance of its duties under this Indenture if it has reasonable grounds to believe that payment of money advanced by it or adequate indemnity satisfactory to it against that risk or liability is not reasonably assured to it or (ii) honor the request or direction of Noteholders under this Indenture unless the Noteholders have offered to the Indenture Trustee reasonable security or indemnity satisfactory to it for the reasonable costs, expenses, disbursements, advances and liabilities that might be incurred by the Indenture Trustee, or its agents, counsel, accountants and experts, in complying with the request or direction.

(g)   Force Majeure. The Indenture Trustee will not be responsible or liable for a failure or delay in the performance of its obligations under this Indenture from or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, acts of war, terrorism, civil or military disturbances, nuclear catastrophes, fires, floods, earthquakes, storms, hurricanes or other natural catastrophes and interruptions, loss or failures of mechanical, electronic or communication systems. The Indenture Trustee will use reasonable efforts consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(h)   Consequential Damages. The Indenture Trustee will not be responsible or liable for special, indirect or consequential loss or damage (including loss of profit) irrespective of whether the Indenture Trustee has been advised of the likelihood of the loss or damage and regardless of the form of action.

Section 6.3.   Individual Rights of Indenture Trustee. The Indenture Trustee and any Note Paying Agent, Note Registrar, Authenticating Agent, co-registrar or co-paying agent under this Indenture, in its individual or another capacity, may become the owner or pledgee of Notes and may deal with the Issuer or its Affiliates with the same rights it would have if it were not Indenture Trustee.

Section 6.4.   Indenture Trustee's Disclaimer. The Indenture Trustee (a) will not be liable for, and makes no representation or warranty about, the validity or adequacy of this Indenture or the Notes and (b) will not be liable for the Issuer's use of the proceeds from the Notes, or for any statement of the Issuer in this Indenture or in a document issued for the sale of the Notes or in the Notes other than the Indenture Trustee's certificate of authentication.

Section 6.5.   Notice of Defaults. Within 90 days of a Responsible Person of the Indenture Trustee obtaining actual knowledge of, or receiving notice of, a Default under this Indenture, the Indenture Trustee will mail as described in Section 313(c) of the TIA to each Noteholder, notice of the Default, unless the Default has been corrected or waived. However, (a) except for a Default in the payment of principal of or interest on a Note, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Persons in good faith determines that the withholding of the notice is in the interests of the Noteholders and (b) for a Default stated in Section 5.1(a)(iii), the Indenture Trustee will not give notice to the Noteholders until at least 30 days after a Responsible Person of the Indenture Trustee has obtained actual knowledge of, or has received notice of, the Default.

Section 6.6.   Reports by Indenture Trustee.

(a)   Tax Information. On delivery to the Indenture Trustee by the Servicer of the information prepared by the Servicer under Section 3.4 of the Sale and Servicing Agreement to enable each Noteholder to prepare its federal and State income tax returns, the Indenture Trustee will deliver the relevant parts of that information to each Noteholder of record as of the most recent Record Date (which delivery may be made by making the information available to the Noteholders through the Indenture Trustee's website, which initially is located at _____).

(b)   Monthly Investor Report. On each Payment Date, the Indenture Trustee will deliver the Monthly Investor Report to each Noteholder of record as of the most recent Record Date (which delivery may be made by e-mail to the e-mail addresses in the Note Register without need for confirmation of receipt or by making the report available to the Noteholders through the Indenture Trustee's website, which initially is located at _____).

(c)   Annual Certificate of Compliance. If required by Regulation AB and requested by the Depositor or the Servicer, the Indenture Trustee will deliver to the Administrator, the Issuer, and the Servicer on or before March 1 of each year, beginning in the year after the Closing Date, an Officer's Certificate signed by a Responsible Person of the Indenture Trustee (i) stating that (A) a review of the Indenture Trustee's activities during the prior year and of its performance under this Indenture has been made under the Responsible Person's supervision and (B) to the Responsible Person's knowledge, based on the review, the Indenture Trustee has fulfilled in all material respects its obligations under this Indenture throughout the prior year, or, if there has been a failure to fulfill the obligation in a material respect, stating the failure known to the Responsible Person and the nature and status of the failure and (ii) certifying to matters related to the Indenture Trustee as required under Form 10-K under the Exchange Act.

(d)   Annual Assessment of Compliance. The Indenture Trustee will:

(i)   deliver to the Administrator, the Issuer and the Servicer, a report on its assessment of compliance with the minimum servicing criteria described in Items 1122(d)(2)(i), (2)(ii), (2)(iv), (2)(v), (3)(ii) (for payments only) and (3)(iv) of Regulation AB (the "Applicable Servicing Criteria") during the prior year, including disclosure of any material instance of non-compliance identified by the Indenture Trustee, as required by Rule 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. The report on assessment will be addressed to the board of directors of the Servicer and to the Administrator and the Issuer; and

(ii)   cause a firm of registered public accountants that is qualified and independent within the meaning of Rule 2-01 of Regulation S-X under the Securities Act to deliver to the Administrator, the Issuer and the Servicer an attestation report that satisfies the requirements of Rule 13a-18 or Rule 15d-18 under the Exchange Act, as applicable, on the assessment of compliance with the Applicable Servicing Criteria for the prior year. The attestation report will comply with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act. The firm may provide

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other services to the Indenture Trustee, but the firm must indicate in each attestation report that it is qualified and independent within the meaning of Rule 2-01 of Regulation S-X under the Securities Act.

The reports referred to in this Section 6.6(d) will be delivered on or before March 1 of each year, beginning in the year after the Closing Date, in a format suitable for filing with the Securities and Exchange Commission on EDGAR.

(e)   Compliance with Regulation AB. Each of the parties agrees that (i) the obligations of the parties under Sections 6.6(c) and (d) will be interpreted in a manner that is in compliance with Regulation AB and (ii) the parties' obligations under Sections 6.6(c) and (d) will be considered to be supplemented and modified as necessary to be consistent with any amendments, interpretive guidance from the Securities and Exchange Commission or its staff or established market practice among participants in the asset-backed securities markets for the requirements of Regulation AB, and the parties will comply with reasonable requests made by the Depositor, the Servicer or the Indenture Trustee in good faith for delivery of additional or different information required to comply with the provisions of Regulation AB.

If the parties to this Indenture determine to further clarify or amend Sections 6.6(c) or (d), this Indenture may be amended to reflect the new agreement between the parties covering matters in Sections 6.6(c) or (d) under Section 9.1(a), which amendment will not require the delivery of Opinions of Counsel or satisfaction of the Rating Agency Condition.

Section 6.7.   Compensation and Indemnity.

(a)   Fees. The Issuer will, or will cause the Administrator to, pay the Indenture Trustee as compensation for the Indenture Trustee's services under this Indenture fees separately agreed to on the date of this Indenture between the Issuer and the Indenture Trustee. The Indenture Trustee's compensation will not be limited by law on compensation of a trustee of an express trust. The Issuer will reimburse the Indenture Trustee for reasonable out-of-pocket expenses incurred or made by the Indenture Trustee, including costs of collection, and the reasonable compensation, expenses and disbursements of the Indenture Trustee's agents, counsel, accountants and experts, but excluding expenses incurred by the Indenture Trustee through the Indenture Trustee's willful misconduct, bad faith or negligence.

(b)   Indemnification. The Issuer will, or will cause the Administrator to, indemnify, defend and hold harmless the Indenture Trustee, and its officers, directors, employees and agents, from and against any and all costs, expenses, losses, damages, claims and liabilities (including the reasonable compensation, expenses and disbursements of the Indenture Trustee's agents, counsel, accountants and experts) incurred by it for the administration of and the performance of its duties under this Indenture, including the costs and expenses of defending itself against any loss, damage, claim or liability incurred by it for the exercise or performance of its powers or duties under this Indenture, but excluding any cost, expense, loss, damage, claim or liability (i) incurred by the Indenture Trustee through the Indenture Trustee's willful misconduct, bad faith or negligence or (ii) resulting from the Indenture Trustee's breach of its representations or warranties in this Indenture.

(c)   Proceedings. Promptly on receipt by the Indenture Trustee, or its officers, directors, employees and agents (each, an "Indemnified Person"), of notice of the start of a Proceeding against the Indemnified Person, that Indemnified Person will, if a claim under the Proceeding is to be made under Section 6.7(b), notify the Issuer and the Administrator of the start of the Proceeding. Failure by the Indenture Trustee to notify the Issuer and the Administrator will not relieve the Issuer or the Administrator of its obligations under this Section 6.7, if neither the Issuer nor the Administrator has been materially prejudiced by the failure to notify and notice is given within 180 days of a Responsible Person of the Indenture Trustee having knowledge of the Proceeding. The Issuer or the Administrator, may participate in and assume the defense and settlement of the Proceeding at its expense. After notice from the Issuer or the Administrator, as applicable, to the Indemnified Person of the intention of the Issuer or the Administrator, as applicable, to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and so long as the Issuer or the Administrator, as applicable, assumes the defense of the Proceeding in a manner reasonably satisfactory to the Indemnified Person, neither the Issuer nor the Administrator will be liable for legal expenses of counsel to the Indemnified Person, unless there is a conflict between the interests of the Issuer or the Administrator, as applicable, and an Indemnified Person. If there is a conflict, the Issuer or the Administrator will pay for the separate counsel to the Indemnified Person. No settlement of the Proceeding may be made without the approval of the Issuer or the Administrator, as applicable, and the Indemnified Person, which approvals will not be unreasonably withheld.

(d)   Survival of Obligations. The obligations of the Issuer and the Administrator to the Indenture Trustee under this Section 6.7 will survive the resignation or removal of the Indenture Trustee and the discharge of this Indenture. Expenses incurred by the Indenture Trustee after the occurrence of a Default stated in Section 5.1(a)(iv) are intended to be expenses of administration under the Bankruptcy Code or another applicable federal or State bankruptcy, insolvency or similar law.

(e)   Available Funds. Payments made under this Section 6.7 will be made solely from money applied to make payments under this Indenture.

Section 6.8.   Replacement of Indenture Trustee.

(a)   Resignation. The Indenture Trustee may resign by notifying the Issuer.

(b)   Removal by Controlling Class. The Noteholders of a majority of the Note Balance of the Controlling Class may remove the Indenture Trustee without cause by notifying the Indenture Trustee and the Issuer.

(c)   Removal by Issuer. The Issuer must remove the Indenture Trustee if:

(i)   the Indenture Trustee fails to comply with Section 6.11;

(ii)   an Insolvency Event occurs for the Indenture Trustee; or

(iii)   the Indenture Trustee becomes legally unable to act or incapable of acting as Indenture Trustee.

(d)   Appointment of Successor. If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of the Indenture Trustee, the Issuer or the Noteholders of a majority of the Note Balance of the Controlling Class must appoint a successor Indenture Trustee promptly.

(e)   Acceptance of Appointment. No resignation or removal of the Indenture Trustee, and no appointment of a successor Indenture Trustee, will become effective until the acceptance of appointment by the successor Indenture Trustee under this Section 6.8. Any successor Indenture Trustee will deliver a written acceptance of its appointment to the outgoing Indenture Trustee, the Issuer and the Administrator. On delivery of the acceptance, the resignation or removal of the outgoing Indenture Trustee will become effective, and the successor Indenture Trustee will have the rights, powers, duties and obligations of the Indenture Trustee under this Indenture. The Issuer will continue to pay amounts owed to the outgoing Indenture Trustee according to Sections 6.7 and 8.2. The successor Indenture Trustee will deliver a notice of its succession to the Secured Parties and the Issuer or Administrator will deliver a copy of the notice to the Rating Agencies.

(f)   Transfer of Property. The outgoing Indenture Trustee will promptly transfer all property held by it as Indenture Trustee to the successor Indenture Trustee.

(g)   Court Petition. If a successor Indenture Trustee does not take office within 60 days after the outgoing Indenture Trustee tenders its resignation or is removed, the outgoing Indenture Trustee, the Issuer or the Noteholders of a majority of the Note Balance of the Controlling Class may petition a court of competent jurisdiction for the appointment of a successor Indenture Trustee.

Section 6.9.   Successor Indenture Trustee by Merger.

(a)   Merger or Consolidation. If the Indenture Trustee consolidates with, merges or converts into, or transfers its corporate trust business or assets to, another Person, the resulting, surviving or transferee Person will be the successor Indenture Trustee so long as that Person is qualified and eligible under Section 6.11. The Indenture Trustee will promptly notify the Servicer and the Issuer (who will notify the Rating Agencies) of the succession.

(b)   Authentication of Notes. If, at the time the successor by merger, conversion or consolidation to the Indenture Trustee succeeds to the trusts created by this Indenture, Notes have been authenticated but not delivered, the successor may adopt the certificate of authentication of a predecessor Indenture Trustee and deliver the Notes so authenticated. If at that time any of the Notes have not been authenticated, any successor to the Indenture Trustee may authenticate the Notes. In each of those cases, the certificates will have the same force and effect given anywhere in the Notes or in this Indenture as the certificate of the predecessor Indenture Trustee.

Section 6.10.   Appointment of Separate Indenture Trustee or Co-Indenture Trustee.

(a)   Appointment. For the purpose of meeting the legal requirement of a jurisdiction in which part of the Collateral may at the time be located, after delivering notice to the Issuer and the Servicer, the Indenture Trustee may appoint one or more Persons to act as a separate trustee

or separate trustees, or co-trustee or co-trustees, of all or part of the Collateral, and to vest in those Persons, in this capacity and for the benefit of the Secured Parties, title to all or part of the Collateral, and, subject to this Section 6.10, rights, powers, duties and obligations the Indenture Trustee may consider necessary or desirable. No separate trustee or co-trustee will be required to be eligible as a successor trustee under Section 6.11 and no notice to the Secured Parties of the appointment of a separate trustee or co-trustee will be required under Section 6.8.

(b) <u>Terms of Appointment</u>. Every separate trustee and co-trustee will, if permitted by law, be appointed and act subject to the following:

(i) all rights, powers, duties and obligations of the Indenture Trustee will apply to and will be exercised or performed by the Indenture Trustee, or the Indenture Trustee and the separate trustee or co-trustee jointly (it being understood that the separate trustee or co-trustee will not be authorized to act separately without the Indenture Trustee joining in the act), except if under the law of a jurisdiction in which a particular act or acts are to be performed the Indenture Trustee will be incompetent or unqualified to perform those act or acts, in which event those acts will be exercised and performed singly by the separate trustee or co-trustee, but solely at the direction of the Indenture Trustee;

(ii) no trustee will be personally liable by reason of an act or omission of another trustee under this Indenture; and

(iii) the Indenture Trustee may accept the resignation of or remove a separate trustee or co-trustee.

(c) <u>Notices</u>. Any notice, request or other writing given to the Indenture Trustee will be deemed to have been given to each appointed separate trustee and co-trustee, as effectively as if given to each of them.

(d) <u>Rights of Appointee</u>. Every instrument appointing a separate trustee or co-trustee will refer to this Indenture and the conditions of this Section 6.10. Each separate trustee and co-trustee, on its acceptance of its appointment will have the rights, powers and obligations stated in its appointment, subject to this Indenture. The instrument will be filed with the Indenture Trustee and the Indenture Trustee will provide the Issuer with a copy of each instrument.

(e) <u>Indenture Trustee as Agent</u>. A separate trustee or co-trustee may appoint the Indenture Trustee as its agent or attorney-in-fact with power and authority, if not prohibited by law, to do each lawful act under or for this Indenture on its behalf and in its name. If a separate trustee or co-trustee becomes incapable of acting, resigns or is removed, all of its rights, powers and obligations will be exercised by the Indenture Trustee, if permitted by law, without the appointment of a new or successor trustee.

Section 6.11. <u>Eligibility; Disqualification</u>.

(a) <u>Eligibility Requirements</u>. The Indenture Trustee must satisfy the requirements of Section 310(a) of the TIA and must comply with Section 310(b) of the TIA. The Indenture Trustee or its parent must have a combined capital and surplus of at least $50,000,000 as stated

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in its most recent annual published report of condition and must have a long-term debt rating of investment grade by each of the Rating Agencies or must be acceptable to each of the Rating Agencies. Within ten days after the Indenture Trustee fails to satisfy the requirements in this Section 6.11(a) or ceases to be a Qualified Institution, the Indenture Trustee will notify the Issuer and the Servicer of the failure.

(b)   Resignation. Within 90 days after the occurrence of an Event of Default that has not been corrected or waived, unless authorized by the Securities and Exchange Commission, the Indenture Trustee will resign for the Class A Notes, the Class B Notes and/or the Class C Notes according to Section 6.8, and the Issuer will appoint a successor Indenture Trustee for the Class A Notes, Class B Notes and/or the Class C Notes, as applicable, so that there will be separate Indenture Trustees for the Class A Notes, the Class B Notes and the Class C Notes. If the Indenture Trustee fails to comply with the prior sentence, the Indenture Trustee must comply with TIA Section 310(b)(ii) and (iii).

(c)   Successor. If a successor Indenture Trustee is appointed for the Class A Notes, Class B Notes or Class C Notes under this Section 6.11, the Issuer, the outgoing Indenture Trustee and the successor Indenture Trustee will execute an indenture supplemental to this Indenture. The supplemental indenture will contain:

(i)   provisions by which the successor Indenture Trustee accepts its appointment;

(ii)   provisions necessary or desirable to transfer and confirm to, and to vest in, the successor Indenture Trustee the rights, powers, duties and obligations of the outgoing Indenture Trustee for the Notes to which the appointment of the successor Indenture Trustee relates;

(iii)   if the outgoing Indenture Trustee is not retiring as Indenture Trustee for all of the Notes, provisions necessary or desirable to confirm that the rights, powers, duties and obligations of the outgoing Indenture Trustee for the Notes for which the outgoing Indenture Trustee is not retiring continue to be vested in the Indenture Trustee; and

(iv)   provisions necessary to provide for or facilitate the administration of the trusts under this Indenture by more than one Indenture Trustee.

(d)   Timing. Nothing in this Indenture or in the supplemental indenture will make the Indenture Trustees co-trustees of the same trust and the Indenture Trustee will be a trustee of a trust or trusts under this Indenture separate and apart from the trust or trusts under this Indenture administered by another Indenture Trustee. The indenture supplement will become effective on the removal of the outgoing Indenture Trustee.

Section 6.12. Preferential Collection of Claims Against Issuer. The Indenture Trustee will comply with Section 311(a) of the TIA, excluding each creditor relationship listed in Section 311(b) of the TIA. An Indenture Trustee who has resigned or been removed will be subject to Section 311(c) of the TIA.

Section 6.13.   Insepections.   The Indenture Trustee agrees that, with reasonable prior notice, it will permit any authorized representative of the Issuer, the Servicer or the Administrator, during the Indenture Trustee's normal business hours, to examine and audit the books of account, records, reports and other documents and materials of the Indenture Trustee relating to (a) the performance of the Indenture Trustee's obligations under this Indenture, (b) the payments of fees and expenses of the Indenture Trustee for its performance and (c) any claim made by the Indenture Trustee under this Indenture.   In addition, the Indenture Trustee will permit those representatives to make copies and extracts of the books and records and to discuss the same with the Indenture Trustee's officers and employees.   Each of the Issuer, the Servicer and the Administrator will, and will cause its authorized representatives to, hold in confidence that information except if disclosure may be required by law and except if the Issuer, the Servicer or the Administrator, as the case may be, reasonably determines it is obligated to make the disclosure under this Indenture.   The Indenture Trustee will maintain all relevant books, records, reports and other documents and materials for a period of two years after the termination of its obligations under this Indenture.

Section 6.14.   Representations and Warranties of the Indenture Trustee.   The Indenture Trustee represents and warrants to the Issuer as of the Closing Date:

(a)   Organization and Qualification.   The Indenture Trustee is a banking corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Indenture Trustee is qualified as a foreign banking corporation in good standing and has obtained the necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Indenture Trustee's ability to perform its obligations under this Indenture or the other Transaction Documents to which it is a party.

(b)   Power, Authority and Enforceability.   The Indenture Trustee has the power and authority to execute, deliver and perform its obligations under this Indenture.   The Indenture Trustee has authorized the execution, delivery and performance of this Indenture.   This Indenture is the legal, valid and binding obligation of the Indenture Trustee enforceable against the Indenture Trustee, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to or affecting the enforcement of creditors' rights or by general equitable principles.

(c)   No Conflicts and No Violation.   The execution and delivery by the Indenture Trustee of this Indenture, the consummation by the Indenture Trustee of the transactions contemplated by this Indenture and the compliance by the Indenture Trustee with this Indenture will not (i) violate any federal or New York State law, governmental rule or regulation governing the banking or trust powers of the Indenture Trustee or any judgment or order binding on it or (ii) conflict with, result in a breach of, or create (with or without notice or lapse of time or both) a default under its charter documents or by-laws or an indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Indenture Trustee is a debtor or guarantor or (iii) violate any law or, to the Indenture Trustee's knowledge, any order, rule, or regulation applicable to the Indenture Trustee of a court or of a federal or State regulatory body, administrative agency or other governmental instrumentality having jurisdiction

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over the Indenture Trustee or its properties, in each case which conflict, breach, default, Lien, or violation would reasonably be expected to have a material adverse effect on the Indenture Trustee's ability to perform its obligations under this Indenture.

(d)   No Proceedings. There are no proceedings pending or to the Indenture Trustee's knowledge threatened, and to the Indenture Trustee's knowledge, there are no investigations pending or threatened before any governmental instrumentality having jurisdiction over the Indenture Trustee or its properties: (i) asserting the invalidity of a Transaction Document to which it is a party, (ii) seeking to prevent the issuance of the Notes or the consummation of any of the transactions contemplated by each Transaction Document to which it is a party or (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Indenture Trustee's ability to perform its obligations under, or the validity or enforceability of, this Indenture.

(e)   Eligibility. The Indenture Trustee satisfies the requirements of Section 310(a) of the TIA and is a Qualified Institution. The Indenture Trustee or its parent has a combined capital and surplus of at least $50,000,000 as stated in its most recent annual published report of condition.

(f)   Information Given by the Indenture Trustee. The information given by the Indenture Trustee in any certificate delivered by a Responsible Person of the Indenture Trustee is true and correct in all material respects.

Section 6.15.   Duty to Update Disclosure. The Indenture Trustee will notify and provide information, and certify that information in an Officer's Certificate, to the Depositor on the occurrence of an event or condition relating to the Indenture Trustee or actions taken by the Indenture Trustee that (a) (i) is required to be disclosed by the Depositor under Item 2 (the institution of, material developments in, or termination of legal proceedings against _____ that are material to Noteholders) of Form 10-D under the Exchange Act within five days of the occurrence or (ii) the Depositor reasonably requests of the Indenture Trustee that the Depositor, in good faith, believes is necessary to comply with Regulation AB within five days of the request or (b) (i) is required to be disclosed under Item 5 (submission of matters to a vote of Noteholders) of Form 10-D under the Exchange Act within five days of a Responsible Person of the Indenture Trustee becoming aware of the submission, (ii) is required to be disclosed under Item 6.02 (resignation, removal, replacement or substitution of _____ as Indenture Trustee) or Item 6.04 (failure to make a distribution when required) of Form 8-K under the Exchange Act within two days of a Responsible Person of the Indenture Trustee becoming aware of the occurrence or (iii) causes the information given by the Indenture Trustee in any certificate delivered by a Responsible Person of the Indenture Trustee to be untrue or incorrect in any material respect or is necessary to make the statements given by the Indenture Trustee in light of the circumstances in which they were made not misleading within five days of a Responsible Person of the Indenture Trustee becoming aware thereof.

Section 6.16.   Covenants for Reporting of Repurchase Demands due to Breaches of Representations and Warranties. The Indenture Trustee will (a) notify the Sponsor, the Depositor and the Servicer, as soon as practicable and within five Business Days, of demands or requests received by a Responsible Person of the Indenture Trustee for the repurchase of any

Receivable under Section 3.3 of the Purchase Agreement or Section 2.4 of the Sale and Servicing Agreement, (b) promptly on request by the Sponsor, the Depositor or the Servicer, provide to them other information reasonably requested to facilitate compliance by them with Rule 15Ga-1 under the Exchange Act, and Items 1104(e) and 1121(c) of Regulation AB and (c) if requested by the Sponsor, the Depositor or the Servicer, provide a written certification no later than 15 days following the end of any quarter or year that the Indenture Trustee has not received any repurchase demands or requests for that period, or if repurchase demands or requests have been received during that period, that the Indenture Trustee has provided all the information reasonably requested under clause (b) above. The Indenture Trustee and the Issuer will not have responsibility or liability for a filing required to be made by a securitizer under the Exchange Act or Regulation AB.


ARTICLE VII
NOTEHOLDER COMMUNICATIONS AND REPORTS


Section 7.1.   Noteholder Communications.

(a)   Noteholder List. If the Indenture Trustee is not the Note Registrar, the Issuer will furnish a list of the names and addresses of the Noteholders of any Definitive Notes to the Indenture Trustee (a) not more than five days after each Record Date, as of that Record Date and (b) not more than 30 days after receipt by the Issuer of a request from the Indenture Trustee, as of a date not more than ten days before the time the list is furnished. If the Indenture Trustee is the Note Registrar, the Indenture Trustee, on the request of the Owner Trustee, will furnish within ten days to the Owner Trustee a list of Noteholders of any Book-Entry Notes as of the date stated by the Owner Trustee.

(b)   Noteholder List Retention. The Indenture Trustee will preserve, in as current a form as is reasonably practicable, the names and addresses of the Noteholders in the most recent list furnished to the Indenture Trustee under Section 7.1 and the names and addresses of Noteholders received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy a list furnished to it under Section 7.1 on receipt of a new list.

(c)   TIA Communication. Noteholders may communicate under Section 312(b) of the TIA with other Noteholders about their rights under this Indenture or under the Notes. The Issuer, the Indentrue Trustee and the Note Registrar will have the protection of Section 312(c) of the TIA.

(d)   Noteholder Communications with Indenture Trustee. A Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) may communicate with the Indenture Trustee and provide notices and make requests and demands and give directions to the Indenture Trustee through the procedures of the Clearing Agency and by notice to the Indenture Trustee. Any Note Owner must provide a written certification stating that the Note Owner is a beneficial owner of a Note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note. The Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner unless the Noteholder or Note Owner has offered

reasonable security or indemnity reasonably satisfactory to the Indenture Trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

(e)   Communications between Noteholders. A Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) that wishes to communicate with other Noteholders or Note Owners, as applicable, about a possible exercise of rights under this Indenture or the other Transaction Documents may send a request to the Issuer or the Servicer, on behalf of the Issuer, to include information regarding the communication in a Form 10-D to be filed by the Issuer with the Securities and Exchange Commission. Each request must include (i) the name of the requesting Noteholder or Note Owner, (ii) the method by which other Noteholders or Note Owners, as applicable, may contact the requesting Noteholder or Note Owner and (iii) in the case of a Note Owner, a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, including a trade confirmation, account statement, letter from a broker or dealer or similar document. A Noteholder or Note Owner, as applicable, that delivers a request under this Section 7.1(d) will be deemed to have certified to the Issuer and the Servicer that its request to communicate with other Noteholders or Note Owners, as applicable, relates solely to a possible exercise of rights under this Indenture or the other Transaction Documents, and will not be used for other purposes. The Issuer will promptly deliver any such request to the Servicer. On receipt of a request, the Servicer will include in the Form 10-D filed by the Issuer with the Securities and Exchange Commission for the Collection Period in which the request was received (A) a statement that the Issuer has received a request from a Noteholder or Note Owner, as applicable, that is interested in communicating with other Noteholders or Note Owners, as applicable, about a possible exercise of rights under this Indenture or the other Transaction Documents, (B) the name of the requesting Noteholder or Note Owner, (C) the date the request was received and (D) a description of the method by which the other Noteholders or Note Owners, as applicable, may contact the requesting Noteholder or Note Owner.

Section 7.2.   Noteholder Demand for Asset Representations Review. If a Delinquency Trigger occurs, a Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) may make a demand on the Indenture Trustee to cause a vote of the Noteholders or Note Owners, as applicable, about whether to direct the Asset Representations Reviewer to conduct a Review of the Review Receivables under the Asset Representations Review Agreement. In the case of a Note Owner, each demand must be accompanied by a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, including a trade confirmation, account statement, letter from a broker or dealer or similar document. If Noteholders and Note Owners, as applicable, of at least 5% of the aggregate Note Balance of the Notes demand a vote within [60] days of the occurrence of the Delinquency Trigger, the Indenture Trustee will request a vote of the Noteholders through the Clearing Agency, which vote will remain open for [30] days. Assuming a voting quorum of Noteholders holding at least 50% of the aggregate Note Balance of the Notes is reached, if the Noteholders of a majority of the Note Balance of Notes voted agree to a Review within 60 days, the Indenture Trustee will send a Review Notice to the Asset Representations Reviewer and the Servicer under the Asset Representations Review Agreement directing the Asset Representations Reviewer to conduct the Review.

Section 7.3.   Reports by Issuer.

(a)   SEC Filings. The Issuer will, or will cause the Administrator or the Servicer to:

(i)   file with the Securities and Exchange Commission (A) the annual reports and the information, documents and other reports (or copies or parts the Securities and Exchange Commission may prescribe) that the Issuer is required to file with the Securities and Exchange Commission under Section 13 or 15(d) of the Exchange Act, including annual reports on Form 10-K, monthly distribution reports on Form 10-D[and monthly asset level data on Form ABS-EE], and (B) additional information, documents and reports about compliance by the Issuer with this Indenture required by the Securities and Exchange Commission;

(ii)   file with the Indenture Trustee, within 15 days after the Issuer is required to file the same with the Securities and Exchange Commission, copies of the annual reports and the information, documents or other reports filed with the Securities and Exchange Commission under Section 7.3(a)(i); and

(iii)   supply to the Indenture Trustee the information, documents and reports (or summaries) required to be filed by the Issuer under Section 7.3(a)(i) and (ii) as may be required by rules and regulations prescribed by the Securities and Exchange Commission.

(b)   Documents and Reports to Noteholders. The Indenture Trustee will mail to all Noteholders, as described in Section 313(c) of the TIA, the information, documents and reports (or summaries) supplied to the Indenture Trustee under Section 7.3(a).

(c)   Fiscal Year. Unless the Issuer otherwise determines, the fiscal year of the Issuer will be the calendar year.

Section 7.4.   Reports by Indenture Trustee.

(a)   Annual Report. Within 90 days after each April 15, beginning in the year after the Closing Date, the Indenture Trustee will prepare and mail to each Noteholder a report dated as of April 15 of the applicable year that complies with Section 313(a) of the TIA, but only if the report is required under Section 313(a) of the TIA. The Indenture Trustee will also prepare and mail to Noteholders any report required under Section 313(b) of the TIA. A report mailed to the Noteholders under this Section 7.4(a) will be mailed in compliance with Section 313(c) of the TIA.

(b)   Filing. The Indenture Trustee will file with the Securities and Exchange Commission and any stock exchange on which the Notes are listed a copy of each report delivered under Section 7.4(a) at the time of its mailing to the Noteholders. The Issuer will notify the Indenture Trustee if and when the Notes are listed on a stock exchange.

ARTICLE VIII
ACCOUNTS, DISBURSEMENTS AND RELEASES

Section 8.1.   Collection of Money. Except as permitted under this Indenture, the Indenture Trustee may demand payment or delivery of, and will receive and collect, directly the money and other property payable to or receivable by the Indenture Trustee under this Indenture and the Sale and Servicing Agreement. The Indenture Trustee will apply the money and other property received by it, and will make deposits to, and distributions from, the Bank Accounts, under this Indenture and the Sale and Servicing Agreement.

Section 8.2.   Trust Accounts; Distributions and Disbursements.

(a)   Establishment. On or before the Closing Date, the Indenture Trustee will establish, and on and after the Closing Date will maintain, the Bank Accounts under Section 4.1 of the Sale and Servicing Agreement.

(b)   Reserve Account Draw Amount. On or before each Payment Date, the Indenture Trustee will withdraw all amounts required to be withdrawn from the Reserve Account and deposit them into the Collection Account under Section 4.4 of the Sale and Servicing Agreement.

(c)   Distributions from Collection Account. On each Payment Date, the Indenture Trustee will (based on the information in the most recent Monthly Investor Report) withdraw from the Collection Account and make deposits and payments, to the extent of Available Funds in the Collection Account for that Payment Date, in the following order of priority (pro rata within each priority level based on the amounts due except as otherwise stated):

(i)   first, to the payment of amounts, including indemnities, then due to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer and expenses of the Issuer incurred according to the Transaction Documents, in each case, if not paid by the Depositor or Administrator, up to a maximum of $_____ per year;

(ii)   second, to the Servicer, the Servicing Fee and all unpaid Servicing Fees from prior Collection Periods;

(iii)   third, to the Noteholders of Class A Notes, the aggregate Accrued Note Interest for the Class A Notes, *pro rata* based on the Note Balances of the Class A Notes as of the prior Payment Date;

(iv)   fourth, to the Principal Payment Account, the First Priority Principal Payment;

(v)   fifth, to the Noteholders of Class B Notes, the Accrued Note Interest for the Class B Notes;

(vi)   sixth, to the Principal Payment Account, the Second Priority Principal Payment;

(vii)   seventh, to the Noteholders of Class C Notes, the Accrued Note Interest for the Class C Notes;

(viii) eighth, to the Reserve Account, the amount required to bring the amount in the Reserve Account up to the Specified Reserve Balance, unless the Payment Date is on or after the Final Scheduled Payment Date for the Class C Notes;

(ix)   ninth, to the Principal Payment Account, the Regular Principal Payment;

(x)   tenth, to the payment of all amounts due to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer and any expenses of the Issuer, in each case, if not paid by the Depositor or Administrator or under Section 8.2(c)(i) on that Payment Date; and

(xi)   eleventh, to the Trust Distribution Account (or if the Trust Distribution Account has not been established, to the holder of the Residual Interest), any money remaining in the Collection Account for the Collection Period before that Payment Date.

(d)   Distributions from Principal Payment Account. On each Payment Date, the Indenture Trustee will (based on the information in the most recent Monthly Investor Report) withdraw the money in the Principal Payment Account and make deposits and payments in the following order of priority, in each case, applied ratably according to the Note Balance of the Notes of that Class:

(i)   first, to the Noteholders of Class A-1 Notes in payment of principal until the Note Balance of the Class A-1 Notes has been reduced to zero;

(ii)   second, to the Noteholders of Class A-2[a] Notes [and the Class A-2b Notes, *pro rata* based on their respective Note Balances,], in payment of principal until the Note Balance of the Class A-2[a] Notes [and the Class A-2b] has been reduced to zero;

(iii)   third, to the Noteholders of Class A-3 Notes, in payment of principal until the Note Balance of the Class A-3 Notes has been reduced to zero;

(iv)   fourth, to the Noteholders of Class A-4 Notes, in payment of principal until the Note Balance of the Class A-4 Notes has been reduced to zero;

(v)   fifth, to the Noteholders of Class B Notes in payment of principal until the Note Balance of the Class B Notes has been reduced to zero;

(vi)   sixth, to the Noteholders of Class C Notes in payment of principal until the Note Balance of the Class C Notes has been reduced to zero; and

(vii)   seventh, to the Trust Distribution Account (or if the Trust Distribution Account has not been established, to the holder of the Residual Interest), any money remaining in the Principal Payment Account.

(e)   Distributions Following Acceleration. If the Notes are accelerated following an Event of Default, then on the Payment Date relating to the Collection Period in which the acceleration occurs, the Indenture Trustee (based on the information in the most recent Monthly Investor Report) will make the following withdrawals from the Bank Accounts and make payments and distributions on each Payment Date, to the extent of money in the Bank Accounts for the Collection Period prior to the Payment Date in the following order of priority (*pro rata* to the Persons within each priority level based on the amounts due except as stated):

(i)   first, to the payment of amounts due to the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer and expenses of the Issuer incurred according to the Transaction Documents;

(ii)   second, to the Servicer, unpaid Servicing Fees;

(iii)   third, to the Noteholders of Class A Notes, the aggregate Accrued Note Interest for the Class A Notes, *pro rata* based on the Note Balances of the Class A Notes as of the end of the prior Payment Date;

(iv)   fourth, to the Noteholders of Class A-1 Notes in payment of principal until the Note Balance of the Class A-1 Notes is reduced to zero;

(v)   fifth, to the Noteholders of Class A-2[a] Notes[and Class A-2b Notes,] in payment of principal until the Note Balance of the Class A-2[a] Notes[and Class A-2b Notes] is reduced to zero;

(vi)   sixth, to the Noteholders of Class A-3 Notes in payment of principal until the Note Balance of the Class A-3 Notes is reduced to zero;

(vii)   seventh, to the Noteholders of Class A-4 Notes in payment of principal until the Note Balance of the Class A-4 Notes is reduced to zero;

(viii)   eighth, to the Noteholders of Class B Notes, the Accrued Note Interest for the Class B Notes;

(ix)   ninth, to the Noteholders of Class B Notes in payment of principal until the Note Balance of the Class B Notes is reduced to zero;

(x)   tenth, to the Noteholders of Class C Notes, the Accrued Note Interest for the Class C Notes;

(xi)   eleventh, to the Noteholders of Class C Notes in payment of principal until the Note Balance of the Class C Notes is reduced to zero; and

(xii)   twelfth, to the Trust Distribution Account (or if the Trust Distribution Account has not been established, to the holder of the Residual Interest), any remaining money or property.

(f)   Subordination Agreement. Each of (i) the subordination of interest payments to the Noteholders of the Class B Notes to the payment of any First Priority Principal Payment to the Noteholders of the Class A Notes and (ii) the subordination of interest payments to the Noteholders of the Class C Notes to the payment of any Second Priority Principal Payment to the Noteholders of the Class A Notes and the Class B Notes under Section 8.2(c) is deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code.

Section 8.3.   General Provisions about Bank Accounts.

(a)   Limited Liability. Subject to Section 6.1(c), the Indenture Trustee will not be liable by reason of insufficiency in any of the Bank Accounts resulting from a loss on a Permitted Investment included in the Bank Accounts, except for losses attributable to the Indenture Trustee's failure to make payments on the Permitted Investments issued by the Indenture Trustee, in its commercial capacity as principal obligor and not as trustee. In addition, the Indenture Trustee has no duty to monitor the activities of any Qualified Institution (unless the Qualified Institution is also the Indenture Trustee) and will not be liable for the actions or inactions of any Qualified Institution (unless the Qualified Institution is also the Indenture Trustee).

(b)   Notice to Qualified Institution. A Responsible Person of the Indenture Trustee will notify the Qualified Institution maintaining the Reserve Account and the Collection Account (if not the Indenture Trustee) if an Event of Default has occurred and is continuing for the Notes.

Section 8.4.   Release of Collateral.

(a)   Release of Property. The Indenture Trustee may, and when required by this Indenture will, release property from the Lien of this Indenture, in each case, according to this Indenture. Except under Sections 8.4(b), 8.4(c) and 10.1(c), the Indenture Trustee will release property from the Lien of this Indenture only on receipt of an Issuer Request accompanied by an Officer's Certificate and an Opinion of Counsel and (if required by the TIA) Independent Certificates according to Sections 314(c) and 314(d)(1) of the TIA meeting the requirements of Section 11.1.

(b)   Deemed Release. To facilitate the Servicer's servicing of the Receivables under the Sale and Servicing Agreement, the Indenture Trustee will be deemed to release, and does release, and each Noteholder or Note Owner by its acceptance of a Note or an interest or participation in a Note respectively acknowledges that the Indenture Trustee will release Liens and other rights and interests it possesses or may possess, without further action of the parties, in, to and under:

(i)   each Receivable and all proceeds of the Receivable, effective on the date on which a Purchase Amount for that Receivable is deposited into the Collection Account; and

(ii)   each Receivable and all proceeds of the Receivable and the rights of Ford Credit (individually or as Servicer) under any contract or agreement for the sale of the Receivable in accordance with Section 3.3 of the Sale and Servicing Agreement, effective immediately prior to the date on which the contract or agreement arises; (provided that

the Servicer will receive and apply all proceeds of the sale in accordance with Section 3.3 of the Sale and Servicing Agreement); and

(iii)   each Receivable and all proceeds of the Receivable, effective upon the date (if any) on which the Receivable became a Liquidated Receivable and the proceeds of a sale by auction or other disposition of the related Financed Vehicle have been received and applied.

(c)   Release of Money. The Indenture Trustee, when there are no Notes Outstanding and money due from the Issuer to the Indenture Trustee under Section 6.7 have been paid in full, or as contemplated in Section 10.1, will release the Collateral from the Lien of this Indenture and release to the Issuer or another Person entitled to that money, the money then in the Bank Accounts under this Indenture. The Indenture Trustee will release property from the Lien of this Indenture under this Section 8.4(c) only on receipt of an Issuer Request accompanied by an Officer's Certificate and an Opinion of Counsel meeting the requirements of Section 11.1

(d)   Termination Statements. On receipt of an Issuer Request accompanied by an Officer's Certificate and an Opinion of Counsel meeting the requirements of Section 11.1, the Indenture Trustee will execute instruments reasonably requested of it and authorize the filing of termination statements to release property from the Lien of this Indenture, or convey the Indenture Trustee's interest in the same, to effect the release of the Collateral permitted by this Section 8.4 and Section 10.1. No party relying on an instrument or authorization executed by the Indenture Trustee under this Article VIII is required to ascertain the Indenture Trustee's authority, inquire into the satisfaction of conditions precedent or require evidence of the application of money.

ARTICLE IX
AMENDMENTS

Section 9.1.   Amendments Without Consent of Noteholders.

(a)   General Amendments. Without the consent of the Noteholders but with prior notice by the Issuer to the Rating Agencies, the Issuer and the Indenture Trustee may enter and, when directed by Issuer Order, will enter into one or more amendments to this Indenture (which will conform to the provisions of the TIA as in force at the date of the execution of the amendments to this Indenture) for the following purposes:

(i)   to correct or expand the description of property subject to the Lien of this Indenture, or better to assure, convey and confirm to the Indenture Trustee property subject or required to be subjected to the Lien of this Indenture, or to subject additional property to the Lien of this Indenture;

(ii)   to evidence the succession, in compliance with this Indenture, of another Person to the Issuer, and the assumption by the successor of the covenants of the Issuer in this Indenture and in the Notes;

(iii)   to add to the covenants of the Issuer, for the benefit of the Noteholders, or to surrender a right or power conferred on the Issuer in this Indenture;

(iv)   to transfer, assign, mortgage or pledge property to or with the Indenture Trustee;

(v)   to correct an ambiguity, to correct or supplement any provision in this Indenture inconsistent with another provision in this Indenture or to add provisions which are not inconsistent with the provisions of this Indenture so long as the action does not materially adversely affect the interests of the Noteholders;

(vi)   to evidence the acceptance of the appointment under this Indenture of a successor trustee and to add to or change this Indenture as will be necessary to facilitate the administration of the trusts under this Indenture by more than one trustee, under Article VI;

(vii)   to modify, eliminate or add to the provisions of this Indenture as necessary to effect the qualification of this Indenture under the TIA and to add to this Indenture another provisions required by the TIA; or

(viii)   to give effect to the direction by the Controlling Class under Section 5.

Each amendment entered into under this Section 9.1(a) will be in form reasonably satisfactory to the Indenture Trustee. The Indenture Trustee is authorized to join in the execution of the amendment and to make any further reasonably proper agreements and stipulations that may be in the amendment.

(b)   Amendment without Material Adverse Affect. Without the consent of the Noteholders, the Issuer and the Indenture Trustee may enter and, when directed by Issuer Order, will enter into an amendment to this Indenture for the purpose of adding provisions to, or changing or eliminating the provisions of, this Indenture or of modifying (other than the modifications in Section 9.2) the rights of the Noteholders under this Indenture, subject to the following conditions:

(i)   the Issuer delivers, or causes the Administrator to deliver, to the Indenture Trustee an Officer's Certificate stating that the amendment will not have a material adverse effect on the Notes;

(ii)   the Issuer delivers an Opinion of Counsel to the Indenture Trustee stating that the amendment will not (A) cause a Note to be considered sold or exchanged for purposes of Section 1001 of the Code, (B) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes or (C) adversely affect the treatment of the Notes as debt for U.S. federal income tax purposes; and

(iii)   the Rating Agency Condition has been satisfied for the amendment.

Section 9.2.   Amendments with Consent of Controlling Class.

(a)   General Amendments. With the consent of the Noteholders of a majority of the Note Balance of the Controlling Class and with prior notice by the Issuer to the Rating Agencies,

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the Issuer and the Indenture Trustee may enter and, when directed by Issuer Order, will enter into an amendment to this Indenture to add provisions to, or to change or eliminate the provisions of, this Indenture or modifying the rights of the Noteholders under this Indenture if the Issuer delivers an Opinion of Counsel to the Indenture Trustee stating that the amendment will not (i) cause any Note to be considered sold or exchanged for purposes of Section 1001 of the Code or (ii) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. However, no amendment, without the consent of each Noteholder of each Outstanding Note adversely affected by the amendment, will:

> (A)   modify or alter Section 9.1 or this Section 9.2;

> (B)   change (1) the Final Scheduled Payment Date or the date of payment of any installment of principal of or interest on a Note, (2) the principal amount of or interest rate on a Note, (3) the price at which the Notes may be redeemed, (4) the provisions of this Indenture relating to the priority of payments on the Notes or relating to the application of collections on, or the proceeds of the sale of, the Collateral to payment of principal of or interest on the Notes, or change the place of payment where, or the coin or currency in which, a Note or the interest on a Note is payable or (5) the right of Noteholders to start Proceedings to enforce this Indenture;

> (C)   modify the percentage of the Note Balance of the Notes or the Controlling Class required for any action;

> (D)   modify or alter (1) the second proviso to the definition of "Outstanding" or (2) the definition of "Controlling Class";

> (E)   modify the calculation of the amount of a payment of interest or principal due on a Note on a Payment Date; or

> (F)   permit the creation of any Lien ranking prior or equal to the Lien of this Indenture on part of the Collateral other than Permitted Liens or, except as permitted by this Indenture or the other Transaction Documents, release the Lien of this Indenture on part of the Collateral.

(b)   Form of Amendment. It will not be necessary for the Noteholders under this Section 9.2 to approve the particular form amendment, but it will be sufficient if the Noteholders approve the substance of the amendment.

Section 9.3.   Execution of Amendments.

(a)   Indenture Trustee Reliance. In executing, or permitting the additional trusts created by an amendment permitted by this Article IX or the modification of the trusts created by this Indenture, the Indenture Trustee will be entitled to receive an Opinion of Counsel stating that the execution of the amendment is authorized or permitted by this Indenture and that conditions precedent to the execution and delivery of the amendment have been satisfied.

(b)   Indenture Trustee not Obligated. The Indenture Trustee is not obligated to, enter into an amendment that adversely affects the Indenture Trustee's own rights, powers, duties, obligations, liabilities or immunities under this Indenture or otherwise.

(c)   Indenture Supplement not an Amendment. An indenture supplement entered into under Section [6.11(c)] will not be considered an amendment to this Indenture for purposes of this Article IX.

Section 9.4.   Effect of Amendment. On the execution of an amendment under this Article IX, this Indenture will be amended by the amendment, and the amendment will be part of this Indenture for every purpose. Every Noteholder of Notes authenticated and delivered before or after the amendment will be bound by the amendment.

Section 9.5.   Conformity with TIA. Every amendment of this Indenture executed under this Article IX will conform to the requirements of the TIA as then in effect so long as this Indenture is qualified under the TIA.

Section 9.6.   Reference in Notes to Supplemental Indentures. Notes authenticated and delivered after the execution of an amendment under this Article IX may, and if required by the Indenture Trustee will, bear a notation in form approved by the Indenture Trustee about any amendment. New Notes modified to conform to an amendment may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

ARTICLE X
REDEMPTION OF NOTES

Section 10.1.   Redemption.

(a)   Optional Redemption. The Notes may be redeemed in whole, but not in part, at the direction of the Servicer on any Payment Date on which the Servicer exercises its option to purchase the Trust Property under Section 8.1 of the Sale and Servicing Agreement. If the Notes are to be redeemed under this Section 10.1, the Servicer or the Issuer will notify the Indenture Trustee and the Rating Agencies of that election at least ten days before the Redemption Date. After the Servicer or the Issuer notifies the Indenture Trustee, the Indenture Trustee will promptly notify the Noteholders:

(i)   of the outstanding Note Balance of each Class of the Notes to be redeemed and that the Notes plus accrued and unpaid interest on the Notes to the Redemption Date will be paid in full;

(ii)   of the place to surrender the Notes are to be surrendered for final payment (which will be the office or agency of the Issuer maintained under Section 3.2); and

(iii)   that on the Redemption Date, the outstanding principal amount will become due and payable and that interest on the Notes will cease to accrue from and after the Redemption Date, unless the Issuer defaults in the payment of the Notes on the Redemption Date.

(b)   Deposit of Note Redemption Price. The Issuer will cause the Servicer to deposit by 10:00 a.m. (New York City time) on the Business Day prior to the Redemption Date (or, with satisfaction of the Rating Agency Condition, on the Redemption Date) in the Collection Account the amount required under Section 8.1 of the Sale and Servicing Agreement, and the Notes will be paid in full on the Redemption Date.

(c)   Release of Money. On the Redemption Date, the outstanding principal amount of the Notes will be due and payable and interest on the Notes will cease to accrue from and after the Redemption Date, unless the Issuer defaults in the payment of the Notes on the Redemption Date. On redemption, the Indenture Trustee will release the Collateral from the Lien of this Indenture and release to the Issuer or another Person entitled to money then in the Bank Accounts under this Indenture according to Section 8.4(c).

ARTICLE XI
OTHER AGREEMENTS

Section 11.1.   Benefits of Indenture. Nothing in this Indenture or in the Notes, express or implied, will give to a Person, other than the parties to this Indenture and their successors under this Indenture, and the Secured Parties and another party with rights to payments or distributions under this Indenture, and another Person with an ownership interest in part of the Collateral, a benefit or legal or equitable right, remedy or claim under this Indenture.

Section 11.2.   No Petition. The Indenture Trustee, each Noteholder or Note Owner, by accepting a Note or an interest or participation in a Note, each agree that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor and (b) the Notes, it will not start or pursue against, or join any other Person in starting or pursuing against, the Depositor or the Issuer, respectively, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law. This Section 11.2 will survive the resignation or removal of the Indenture Trustee under this Indenture and the termination of this Indenture.

Section 11.3.   Subordination of Claims against the Depositor.

(a)   Subordination Agreement. The obligations of the Issuer under this Indenture are solely the obligations of the Issuer and do not represent an obligation or interest in the assets of the Depositor. The Indenture Trustee, by entering into this Indenture, and each Noteholder and Note Owner, by accepting a Note or an interest or participation in a Note, acknowledge and agree that they have no right, title or interest in or to Other Assets of the Depositor. If the Indenture Trustee, Noteholder or Note Owner either (i) asserts an interest or claim to, or benefit from, the Other Assets or (ii) is deemed to have the interest, claim to, or benefit in or from the Other Assets, whether by operation of law, legal process, under insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code), then the Indenture Trustee, Noteholder or Note Owner further acknowledges and agrees that the interest, claim or benefit in or from the Other Assets is expressly subordinated to the indefeasible payment in full of the other obligations and liabilities, which, under the relevant documents relating to the securitization or conveyance of those Other Assets, are entitled to be paid from, entitled to the

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benefits of, or secured by, those Other Assets (whether or not the entitlement or security interest is legally perfected or entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Depositor), including the payment of post-petition interest on those other obligations and liabilities. This subordination agreement is deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. The Indenture Trustee, each Noteholder and each Note Owner further acknowledges and agrees that no adequate remedy at law exists for a breach of this Section 11.3 and this Section 11.3 may be enforced by an action for specific performance.

(b)   Third Party Benefit. This Section 11.3 is for the third party benefit of those entitled to rely on this Section 11.3 and will survive the termination of this Indenture.

Section 11.4.   Compliance Certificates and Opinions, etc.

(a)   Issuer Order or Issuer Request. For any order or request by the Issuer to the Indenture Trustee to take any action under this Indenture, the Issuer will deliver the following documents to the Indenture Trustee: (i) a written order, an "Issuer Order", or a written request, an "Issuer Request", respectively, signed in the name of the Issuer by one of its Responsible Persons and delivered to the Indenture Trustee, (ii) an Officer's Certificate stating that all conditions in this Indenture for the proposed action have been satisfied, (iii) if required by the TIA or on the request of the Indenture Trustee, an Opinion of Counsel stating that in the opinion of that counsel those conditions referred to in clause (ii) above have been satisfied and (iv) (if required by the TIA) an Independent Certificate from a firm of certified public accountants of national reputation selected by the Issuer. However, for the order or request for which the furnishing of the documents is specifically required by this Indenture, no additional certificate or opinion need be furnished.

(b)   Form of Certificate or Opinion. Every certificate or opinion on compliance with a condition or covenant in this Indenture will include:

(i)   a statement that each signatory of the certificate or opinion has read the covenant or condition and the definitions in this Indenture relating to the covenant or condition;

(ii)   a brief statement about the nature and scope of the examination or investigation on which the statements or opinions in the certificate or opinion are based;

(iii)   a statement that, in the opinion of the signatory, the signatory has made an examination or investigation if necessary to enable the signatory to express an informed opinion on whether or not the covenant or condition has been complied with; and

(iv)   a statement about whether, in the opinion of the signatory, the condition or covenant has been complied with.

(c)   Conditions for Release.

(i)   Before depositing cash or property with the Indenture Trustee that is to be made the basis for the release of property subject to the Lien of this Indenture, the Issuer

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will, furnish to the Indenture Trustee (A) an Officer's Certificate stating the opinion of each Responsible Person signing the certificate about the fair value (within 90 days of the deposit) to the Issuer of the cash or property to be so deposited and (B) an Independent certificate about the same matters, if the fair value to the Issuer of the securities to be so deposited and of other of securities withdrawn or released since the start of the then-current year, as stated in the certificates delivered under Section 11.4(c)(i)(A), is 10% or more of the Note Balance of the Notes Outstanding, but a certificate need not be furnished for property or securities so deposited, if the fair value of the property or securities to the Issuer as stated in the related Officer's Certificate is less than $25,000 or less than 1% of the Note Balance of the Notes.

(ii)   Whenever property or securities are to be released from the Lien of this Indenture, the Issuer will furnish to the Indenture Trustee (A) an Officer's Certificate certifying or stating the opinion of each Responsible Person signing the certificate about the fair value (within 90 days of the release) of the property or securities proposed to be released and stating that in the opinion of that Responsible Person the proposed release will not impair the security under this Indenture in contravention of the provisions of this Indenture and (B) an Independent certificate about the same matters, if the fair value of the property or securities and of other property, other than property as contemplated by Section 11.4(d), or securities released from the Lien of this Indenture since the start of the then-current year, as stated in the certificates required by Section 11.4(c)(ii)(A) and this Section 11.4(c)(ii)(B), equals 10% or more of the Note Balance of the Notes, but the certificate need not be furnished for the release of property or securities, if the fair value of the property or securities as stated in the related Officer's Certificate is less than $25,000 or less than 1% of the Note Balance of the Notes.

(d)   Ordinary Course of Business. The Issuer may, without compliance with the requirements of the other provisions of this Section 11.4, (i) collect, liquidate, sell or dispose of Receivables and Financed Vehicles in the ordinary course of its business, except that Collections, Recoveries and related amounts and proceeds of the dispositions are applied according to the provisions of this Indenture and (ii) make cash payments out of the Bank Accounts, in each case, as and if permitted or required by the Transaction Documents.

(e)   Exemptive Orders. If the Securities and Exchange Commission issues an exemptive order under Section 304(d) of the TIA modifying the Indenture Trustee's obligations under Sections 314(c) and 314(d)(1) of the TIA, the Indenture Trustee will release property from the Lien of this Indenture only according to the Transaction Documents and the conditions and procedures stated in the exemptive order.

Section 11.5.   Form of Documents Delivered to Indenture Trustee.

(a)   Form. Any Officer's Certificate of a Responsible Person of the Issuer may be based, insofar as it relates to legal matters, on an opinion of counsel, unless that Responsible Person knows, or in the exercise of reasonable care should know, that the opinion, for the matters on which the Officer's Certificate is based, is erroneous. Any Officer's Certificate of a Responsible Person of the Issuer or opinion of counsel may be based, insofar as it relates to factual matters, on an Officer's Certificate of or representation by a Responsible Person of the

Servicer, the Depositor or the Issuer (including by the Administrator on behalf of the Issuer), stating that the information about those factual matters is in the possession of the Servicer, the Depositor, the Issuer or the Administrator, unless the Responsible Person of the Issuer or counsel knows, or in the exercise of reasonable care should know, that the Officer's Certificate or representation about those matters is erroneous.

(b)   Multiple Documents Allowed. If several matters are required to be certified by, or covered by an opinion of, a stated Person, it is not necessary that those matters be certified by, or covered by the opinion of, only one stated Person, or that they be certified or covered by only one document, but one stated Person may certify or give an opinion on some matters and one or more other stated Persons on other matters, and the Person may certify or give an opinion on those matters in one or several documents.

Section 11.6. Acts of Noteholders.

(a)   Written Instruments. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by the Noteholders or a stated percentage of Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by the Noteholders in person or by agents duly appointed in writing. Except as otherwise provided in this Indenture the action will become effective when the instrument or instruments are delivered to the Indenture Trustee, and, if required, to the Issuer. The instrument or instruments (and the action embodied in the instrument or instruments and evidenced by the instrument or instruments) are sometimes referred to in this Indenture as the "Act of Noteholders" signing the instrument or instruments. Proof of execution of any instrument or of a writing appointing any agent will be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section 11.6.

(b)   Execution. The fact and date of the execution by a Person of the instrument or writing may be proved in a manner that the Indenture Trustee deems sufficient.

(c)   Binding Effect. Any Act of Noteholders will bind the Noteholder of every Note issued on the registration of the Note or in exchange for the Note or in place of the Note, for anything done, omitted or suffered to be done by the Indenture Trustee or the Issuer in reliance on the Note, whether or not notation of the action is made on the Note.

Section 11.7. Conflict with Trust Indenture Act. If a provision of this Indenture limits, qualifies or conflicts with another provision of this Indenture that is required or deemed to be included in this Indenture by the provisions of the TIA, the required or deemed provision will control. The provisions of Sections 310 through 317 of the TIA that impose duties on a Person (including the provisions automatically deemed included in this Indenture unless expressly excluded by this Indenture) are a part of and govern this Indenture.

Section 11.8. Issuer Obligation. No recourse may be taken, directly or indirectly, for the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or under this Indenture or a certificate or other writing delivered for this Indenture or the Notes, against (a) the Indenture Trustee or the Owner Trustee each in its individual capacity, (b) each holder of a

beneficial interest in the Issuer, (c) each partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee, each in its individual capacity or (d) each holder of a beneficial interest in the Owner Trustee or the Indenture Trustee, each in its individual capacity, except as the Person may have agreed (it being understood that the Indenture Trustee and the Owner Trustee have none of these obligations in their individual capacities). For every purpose of this Indenture, in the performance of the duties or obligations of the Issuer under this Indenture, the Owner Trustee will be subject to, and entitled to the benefits of, Articles V, VI and VII of the Trust Agreement.

ARTICLE XII
MISCELLANEOUS

Section 12.1.   Notices to Indenture Trustee, Issuer and Rating Agencies. Notices, requests, demands, consents, waivers or other communications to or from the parties to this Indenture will be in writing will be considered given and made:

(a)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(b)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(c)   for an email, when receipt is confirmed by telephone or reply email from the recipient; and

(d)   for an electronic posting to a password-protected website to which the recipient has access, on delivery (without the requirement of confirmation of receipt) of an email to the recipient stating that the electronic posting has occurred.

Unless otherwise stated in this Indenture, any notice, request, demand, consent or other communication will be delivered or addressed as set forth on Schedule B to the Sale and Servicing Agreement or at any other address as any party may designate by notice to the other parties.

Section 12.2.   Notices to Noteholders; Waiver.

(a)   Notice to Noteholders. Notices to a Noteholder will be considered given (i) for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address for that Noteholder specified in the Note Register and (ii) for Book-Entry Notes, when delivered under the procedures of the Clearing Agency. Any notice mailed within the time stated in this Indenture will be deemed given, whether or not the Noteholder actually receives the notice.

(b)   Waiver of Notice. Notice may be waived by the Person entitled to receive the notice, either before or after the event, and the waiver will be the equivalent of the notice. Waivers of notice by Noteholders will be filed with the Indenture Trustee but the filing will not be a condition to the validity of action taken in reliance on a waiver.

(c)   Suspension of Mail Service. In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or similar activity, it is impractical to mail notice of an event to Noteholders when the notice is required to be given under this Indenture, then any manner of giving the notice satisfactory to the Indenture Trustee will be deemed to be a sufficient giving of the notice.

(d)   Notice to Rating Agencies. Where this Indenture provides for notice to the Rating Agencies, failure to give the notice will not affect other rights or obligations created under this Indenture, and will not create a Default or Event of Default.

Section 12.3. **GOVERNING LAW. THIS INDENTURE WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 12.4. Submission to Jurisdiction. Each party to this Indenture submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Indenture. Each party irrevocably waives, to the fullest extent it may do so, any objection that it may now or in the future have to the laying of the venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

Section 12.5. **WAIVER OF JURY TRIAL. EACH PARTY TO THIS INDENTURE IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDING RELATING TO THIS INDENTURE.**

Section 12.6. No Waiver; Remedies. No failure or delay of any party in exercising any power, right or remedy under this Indenture will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Indenture are in addition to any powers, rights and remedies under law.

Section 12.7. Severability. If any of the covenants, agreements or terms of this Indenture is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Indenture and will not affect the validity, legality or enforceability of the remaining Agreement.

Section 12.8. Headings. The headings in this Indenture are included for convenience only and will not affect the meaning or interpretation of this Indenture.

Section 12.9. Counterparts. This Indenture may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

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3

EXECUTED BY:

FORD CREDIT AUTO OWNER TRUST 20__-__,
    as Issuer

By: _____, not in its
    individual capacity but solely as Owner Trustee of
    Ford Credit Auto Owner Trust 20__-__

By:_____
    Name:
    Title:

_____,
    not in its individual capacity but solely as Indenture
    Trustee

By:_____
    Name:
    Title:

[Signature Page to Indenture]

Form of Class A Note

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN ANOTHER NAME REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND PAYMENT IS MADE TO CEDE & CO. OR TO ANOTHER ENTITY REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER OF THIS NOTE, CEDE & CO., HAS AN INTEREST IN THIS NOTE.

[**Class A-1 Notes Only**: THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE), BY PURCHASING THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE), AGREES FOR THE BENEFIT OF THE TRUST AND THE DEPOSITOR THAT THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) MAY BE SOLD, TRANSFERRED, ASSIGNED, PARTICIPATED, PLEDGED OR DISPOSED OF ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (I) UNDER RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, WITHIN THE MEANING OF RULE 144A (A "QIB"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, OR (II) TO THE DEPOSITOR OR ITS AFFILIATES, IN EACH CASE, ACCORDING TO ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES AND SECURITIES AND BLUE SKY LAWS OF THE STATES OF THE UNITED STATES.]

EACH HOLDER OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A FEDERAL, STATE, LOCAL OR NON-U.S. LAW OR REGULATION THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE (A "SIMILAR LAW"), BY ACCEPTING THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE), IS DEEMED TO REPRESENT THAT ITS PURCHASE, HOLDING AND DISPOSITION OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) IS NOT AND WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE DUE TO THE APPLICABILITY OF A STATUTORY OR ADMINISTRATIVE EXEMPTION FROM THE PROHIBITED TRANSACTION RULES (OR, IF THE HOLDER IS SUBJECT TO ANY

SIMILAR LAW, ITS PURCHASE, HOLDING AND DISPOSITION IS NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF THE SIMILAR LAW).

THE PRINCIPAL OF THIS NOTE IS PAYABLE IN INSTALLMENTS AS STATED IN THIS NOTE. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE OF THIS NOTE.

102138457v4

REGISTERED $[_____]

No. R-1   CUSIP NO. [_____]

FORD CREDIT AUTO OWNER TRUST 20__-__

CLASS A-[__] [___%][FLOATING RATE] ASSET BACKED NOTES

Ford Credit Auto Owner Trust 20__-__, a statutory trust organized under the laws of the State of Delaware (the "Issuer"), for value received, promises to pay to CEDE & CO., or registered assigns, the principal sum of [_____] DOLLARS payable on the fifteenth day of each month, or, if that day is not a Business Day, the next succeeding Business Day, starting in [_____] (each, a "Payment Date") in an amount equal to the aggregate amount payable to Noteholders of Class A-[__] Notes on that Payment Date from the Principal Payment Account for principal on the Class A-[__] Notes under Section 3.1 of the Indenture, dated as of [_____] (the "Indenture"), between the Issuer and _____, as Indenture Trustee (the "Indenture Trustee"). However, the entire unpaid principal amount of this Note will be due and payable on the earlier of (a) the [_____] Payment Date (the "Class A-[__] Final Scheduled Payment Date"), or (b) the Redemption Date under Section 10.1 of the Indenture. The entire unpaid principal amount of the Notes will be due and payable on the date on which the Notes are declared to be immediately due and payable in the manner stated in Section 5.2(a) of the Indenture. Principal payments on the Class A-[__] Notes will be made ratably to the Noteholders entitled to those principal payments. Capitalized terms used but not defined in this Note are defined in Article I of the Indenture, which also contains usage rules that apply to this Note.

The Issuer will pay interest on this Note [at the rate per annum shown above] [a rate based on LIBOR determined under the terms of the Indenture which rate will not be less than LIBOR plus [___]%]on each Payment Date until the principal of this Note is paid or made available for payment, on the principal amount of this Note outstanding on the prior Payment Date (in each case, after giving effect to payments of principal made on the prior Payment Date), subject to limitations in Section 3.1 of the Indenture. Interest on this Note will accrue for each Payment Date from and including the [15th day of the month before each Payment Date][previous Payment Date on which interest has been paid] (or, for the initial Payment Date, from and including the Closing Date) to but excluding [the 15th day of the month in which that Payment Date occurs][that Payment Date]. Interest will be computed on the basis of [actual days elapsed and] a 360-day year [of twelve 30 day months].

The principal of and interest on this Note are payable in the coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments made by the Issuer on this Note will be applied first to interest due and payable on this Note as stated above and then to the unpaid principal of this Note.

This Note is one of a duly authorized issue of Class A-[__] [___%] [FLOATING RATE] Asset Backed Notes (the "Class A-[__] Notes") of the Issuer. Also authorized under the Indenture are the [[Class A-[__] Notes, the Class B Notes and the Class C Notes.] The Indenture and indentures supplemental to the Indenture state the respective rights and obligations of the Issuer, the Indenture Trustee and the Noteholders. The Notes are subject to the Indenture.

A-3

The Class A-[__] Notes are and will be equally and ratably secured by the collateral pledged as security therefor under the Indenture. Interest on and principal of the Notes will be payable according to the priority of payments stated in Section 8.2 of the Indenture.

Payments of interest on this Note on each Payment Date, together with each installment of principal if not in full payment of this Note, will be made to the Registered Noteholder of this Note either by wire transfer, to the account of the Noteholder at a bank or other entity having proper facilities for the wire transfer, if the Noteholder has given to the Note Registrar proper written instructions at least five Business Days before that Payment Date and the Noteholder's Notes in the aggregate evidence a denomination of not less than $1,000,000, or, if not, by check mailed first class mail, postage prepaid, to the Registered Noteholder's address as it appears on the Note Register on each Record Date. However, unless Definitive Notes have been issued to Note Owners, payment will be made by wire transfer to the account designated by Cede & Co., as nominee of the Clearing Agency or a successor nominee. The payments will be made without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note effected by payments made on a Payment Date will bind future Noteholders of this Note and of a Note issued on the registration of transfer of this Note or in exchange of this Note or in place of this Note, whether or not noted on this Note. If money is expected to be available for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Registered Noteholder of this Note as of the prior Record Date by notice mailed or transmitted by facsimile before that Payment Date, and the amount then due and payable will be payable only on presentation and surrender of this Note at the Indenture Trustee's Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for those purposes located in The City of New York.

The Issuer will pay interest on overdue installments of interest at the Class A-[__] Note Interest Rate if lawful.

The Notes may be redeemed, in whole but not in part, in the manner and to the extent described in the Indenture and the Sale and Servicing Agreement.

The transfer of this Note is subject to the restrictions on transfer stated on the face of this Note and to the other limitations in the Indenture. Subject to the satisfaction of those restrictions and limitations, the transfer of this Note may be registered on the Note Register on surrender of this Note for registration of transfer at the office or agency designated by the Issuer under the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Noteholder of this Note or the Noteholder's attorney duly authorized in writing, with the signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, and then one or more new Notes of the same Class in authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for the registration of transfer or exchange of this Note, but the transferor may be required to pay an amount sufficient to cover any tax or other governmental charge that may be imposed under any registration of transfer or exchange.

Each Noteholder or Note Owner, by its acceptance of a Note or, for a Note Owner, an interest or participation in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, for the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or under the Indenture or a certificate or other writing delivered for the Notes and the Indenture, against (i) the Indenture Trustee or the Owner Trustee, each in its individual capacity, (ii) any holder of a beneficial interest in the Issuer, (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee, each in its individual capacity or (iv) any holder of a beneficial interest in the Owner Trustee or the Indenture Trustee, each in its individual capacity, except as the Person may have agreed.

The obligations of the Issuer under the Indenture are solely the obligations of the Issuer and do not represent an obligation or interest in any assets of the Depositor. Each Noteholder and Note Owner, by its acceptance of a Note or an interest or participation in a Note, acknowledges and agrees that it has no right, title or interest in or to any Other Assets of the Depositor. Notwithstanding the prior sentence, if the Noteholder or Note Owner either (i) asserts an interest or claim to, or benefit from, Other Assets or (ii) is deemed to have any interest, claim to or benefit in or from Other Assets, whether by operation of law, legal process, under insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code), then the Noteholder or Note Owner further acknowledges and agrees that any interest, claim or benefit in or from Other Assets is and will be expressly subordinated to the indefeasible payment in full of the other obligations and liabilities, which, under the relevant documents relating to the securitization or conveyance of those Other Assets, are entitled to be paid from, entitled to the benefits of, or secured by those Other Assets (whether or not any entitlement or security interest is legally perfected or otherwise entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Depositor), including the payment of post-petition interest on the other obligations and liabilities.

THIS SUBORDINATION AGREEMENT WILL BE DEEMED A SUBORDINATION AGREEMENT WITHIN THE MEANING OF SECTION 510(a) OF THE BANKRUPTCY CODE.

Each Noteholder or Note Owner, by acceptance of a Note or, for a Note Owner, an interest or participation in a Note, covenants and agrees by accepting the benefits of the Indenture that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor and (b) the Notes, the Noteholder or Note Owner will not start against the Depositor or the Issuer, or join in any institution against the Depositor or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any federal or State bankruptcy or similar law for any obligations relating to the Notes, the Indenture or any of the other Transaction Documents.

The Issuer has entered into the Indenture and this Note is issued with the intention that, for federal, State, and local income and franchise tax purposes, Notes that are beneficially owned by a Person other than Ford Credit or its Affiliates will qualify as indebtedness of the Issuer secured by the Collateral. Each Noteholder or Note Owner, by its acceptance of a Note or an interest or participation in a Note, will be deemed to agree to treat the Notes for federal, State and local income, single business and franchise tax purposes as indebtedness of the Issuer.

For any date of determination, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note is registered as of that date as the owner of the Note for the purpose of receiving payments of principal of and any interest on the Note and for all other purposes, and none of the Issuer, the Indenture Trustee or any agent of the Issuer or the Indenture Trustee will recognize notice to the contrary.

The Indenture permits, with some exceptions requiring the consent of all adversely affected Noteholders as provided in the Indenture, the amendment of the Indenture and the modification of the rights and obligations of the Issuer and the rights of the Noteholders under the Indenture by the Issuer with the consent of the Noteholders of Notes evidencing not less than a majority of the Note Balance of the Controlling Class. The Indenture also permits the Indenture Trustee to amend or waive some terms and conditions in the Indenture without the consent of the Noteholders provided some conditions are satisfied. In addition, the Indenture contains provisions permitting the Noteholders of Notes evidencing stated percentages of the Note Balance of the Notes or of the Controlling Class, on behalf of all Noteholders, to waive compliance by the Issuer with some provisions of the Indenture and some defaults under the Indenture and their consequences. Any consent or waiver by the Noteholder of this Note will be conclusive and binding upon the Noteholder and upon all future Noteholders of this Note and of any Note issued upon the registration of transfer of this Note or in exchange of this Note or in lieu of this Note whether or not notation of the consent or waiver is made upon this Note.

The term "Issuer", as used in this Note, includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under some circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Noteholders under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to some limitations in the Indenture.

THIS NOTE AND THE INDENTURE WILL BE GOVERNED BY, AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.

No reference in this Note to the Indenture, and no provision of this Note or of the Indenture, will alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the time, place and rate, and in the coin or currency prescribed in this Note.

Anything in this Note to the contrary notwithstanding, except as provided in the Transaction Documents, none of _____, in its individual capacity, U.S. Bank Trust National Association, in its individual capacity, any owner of a beneficial interest in the Issuer, or any of their partners, beneficiaries, agents, officers, directors, employees or successors or assigns will be personally liable for, nor will recourse be had to any of them for, the payment of principal or of interest on this Note or performance of, or omission to perform, any of the covenants, obligations or indemnifications in the Indenture. The Noteholder of this Note, by its acceptance of this Note, agrees that, except as provided in the Transaction Documents, in the

case of an Event of Default under the Indenture, the Noteholder has no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing in this Note will be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings in the Indenture or in this Note.

Unless the certificate of authentication on this Note has been executed by the Indenture Trustee whose name appears below by manual signature, this Note will not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

The Issuer has caused this instrument to be signed, manually or in facsimile, by its Responsible Person, as of the date below.

Date: [_____]

FORD CREDIT AUTO OWNER TRUST 20__-__

BY: U.S. BANK TRUST NATIONAL ASSOCIATION, not in its individual capacity but solely as Owner Trustee of Ford Credit Auto Owner Trust 20__-__

By:_____
       Responsible Person

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Class A-[__] Notes designated above and referred to in the Indenture.

Date: [_____]

_____,
not in its individual capacity but
solely as Indenture Trustee

By:_____
       Responsible Person

A-8

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee: _____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

_____

(name and address of assignee)

the within Note and all rights under said Note, and hereby irrevocably constitutes and appoints
_____, attorney, to transfer said Note on the books kept for registration of said
Note, with full power of substitution in the premises.

Dated: _____   _____*/
                                             Signature Guaranteed

                                    */

*/   NOTICE: The signature to this assignment must correspond with the name of the
         registered owner as it appears on the face of the within Note in every particular, without
         alteration, enlargement or any change whatever. The signature must be guaranteed by an
         "eligible guarantor institution" meeting the requirements of the Note Registrar, which
         requirements include membership or participation in the Securities Transfer Agents
         Medallion Program or another "signature guarantee program" selected by the Note
         Registrar in addition to, or in substitution for, the Securities Transfer Agents Medallion
         Program, all in accordance with the Exchange Act.

Form of Class B / C / D Note

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN ANOTHER NAME REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND PAYMENT IS MADE TO CEDE & CO. OR TO ANOTHER ENTITY REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER OF THIS NOTE, CEDE & CO., HAS AN INTEREST IN THIS NOTE.

EACH HOLDER OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A FEDERAL, STATE, LOCAL OR NON-U.S. LAW OR REGULATION THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE (A "SIMILAR LAW"), BY ACCEPTING THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE), IS DEEMED TO REPRESENT THAT ITS PURCHASE, HOLDING AND DISPOSITION OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) IS NOT AND WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE DUE TO THE APPLICABILITY OF A STATUTORY OR ADMINISTRATIVE EXEMPTION FROM THE PROHIBITED TRANSACTION RULES (OR, IF THE HOLDER IS SUBJECT TO ANY SIMILAR LAW, ITS PURCHASE, HOLDING AND DISPOSITION IS NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF THE SIMILAR LAW).

THE PRINCIPAL OF THIS NOTE IS PAYABLE IN INSTALLMENTS AS STATED IN THIS NOTE. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE OF THIS NOTE.

$[_____]

No. [B/C]-1   CUSIP NO. [_____]

FORD CREDIT AUTO OWNER TRUST 20__-__

CLASS [B/C] [____]% ASSET BACKED NOTES

Ford Credit Auto Owner Trust 20__-__, a statutory trust organized under the laws of the State of Delaware (the "Issuer"), for value received, promises to pay CEDE & CO., or registered assigns, the principal sum of [_____] DOLLARS payable on the fifteenth day of each month, or, if that day is not a Business Day, the next succeeding Business Day, starting in [_____] (each, a "Payment Date") in an amount equal to the aggregate amount payable to Noteholders of Class [B/C] Notes on that Payment Date from the Principal Payment Account for principal on the Class [B/C] Notes under Section 3.1 of the Indenture, dated as of [_____] (the "Indenture"), between the Issuer and _____, as Indenture Trustee (the "Indenture Trustee"). However, the entire unpaid principal amount of this Note will be due and payable on the earlier of (a) the [_____] Payment Date (the "Class [B/C] Final Scheduled Payment Date"), or (b) the Redemption Date under Section 10.1 of the Indenture. The entire unpaid principal amount of the Notes will be due and payable on the date on which the Notes are declared to be immediately due and payable in the manner stated in Section 5.2(a) of the Indenture. Principal payments on the Class [B/C] Notes will be made ratably to the Noteholders entitled to those principal payments. Capitalized terms used but not defined in this Note are defined in Article I of the Indenture, which also contains usage rules that apply to this Note.

The Issuer will pay interest on this Note at the rate per annum shown above on each Payment Date, until the principal of this Note is paid or made available for payment, on the principal amount of this Note outstanding on the prior Payment Date (in each case, after giving effect to payments of principal made on the prior Payment Date), subject to limitations in Section 3.1 of the Indenture. Interest on this Note will accrue for each Payment Date from and including the 15th day of the month before each Payment Date (or, for the initial Payment Date, from and including the Closing Date) to but excluding the 15th day of the month in which that Payment Date occurs. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The principal of and interest on this Note are payable in the coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments made by the Issuer on this Note will be applied first to interest due and payable on this Note as stated above and then to the unpaid principal of this Note.

This Note is one of a duly authorized issue of Class [B/C] [____]% Asset Backed Notes (the "Class [B/C] Notes") of the Issuer. Also authorized under the Indenture are the [Class A-[___] Notes, the Class [B] Notes and the Class [C] Notes]. The Indenture and indentures supplemental to the Indenture state the respective rights and obligations of the Issuer, the Indenture Trustee and the Noteholders. The Notes are subject to the Indenture.

B-2

The Class [B/C] Notes are and will be equally and ratably secured by the collateral pledged as security therefor under the Indenture. The Class [B/C] Notes are subordinated in right of payment to the Class A Notes, [the Class B Notes].

Payments of interest on this Note on each Payment Date, together with each installment of principal if not in full payment of this Note, will be made to the Registered Noteholder of this Note either by wire transfer, to the account of the Noteholder at a bank or other entity having proper facilities for the wire transfer, if the Noteholder has given to the Note Registrar proper written instructions at least five Business Days before that Payment Date and the Noteholder's Notes in the aggregate evidence a denomination of not less than $1,000,000, or, if not, by check mailed first class mail, postage prepaid, to the Registered Noteholder's address as it appears on the Note Register on each Record Date. However, unless Definitive Notes have been issued to Note Owners, payment will be made by wire transfer to the account designated by Cede & Co., as nominee of the Clearing Agency or a successor nominee. The payments will be made without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note effected by payments made on a Payment Date will bind future Noteholders of this Note and of a Note issued on the registration of transfer of this Note or in exchange of this Note or in place of this Note, whether or not noted on this Note. If money is expected to be available for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Registered Noteholder of this Note as of the prior Record Date by notice mailed or transmitted by facsimile before that Payment Date, and the amount then due and payable will be payable only on presentation and surrender of this Note at the Indenture Trustee's Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for those purposes located in The City of New York.

The Issuer will pay interest on overdue installments of interest at the Class [B/C] Note Interest Rate if lawful.

The Notes may be redeemed, in whole but not in part, in the manner and to the extent described in the Indenture and the Sale and Servicing Agreement.

The transfer of this Note is subject to the restrictions on transfer stated on the face of this Note and to the other limitations in the Indenture. Subject to the satisfaction of those restrictions and limitations, the transfer of this Note may be registered on the Note Register on surrender of this Note for registration of transfer at the office or agency designated by the Issuer under the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Noteholder of this Note or the Noteholder's attorney duly authorized in writing, with the signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, and then one or more new Notes of the same Class in authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for the registration of transfer or exchange of this Note, but the transferor may be required to pay an amount sufficient to cover any tax or other governmental charge that may be imposed under any registration of transfer or exchange.

B-3

Each Noteholder or Note Owner, by its acceptance of a Note or, for a Note Owner, an interest or participation in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, for the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or under the Indenture or a certificate or other writing delivered for the Notes and the Indenture, against (i) the Indenture Trustee or the Owner Trustee, each in its individual capacity, (ii) any holder of a beneficial interest in the Issuer, (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee, each in its individual capacity or (iv) any holder of a beneficial interest in the Owner Trustee or the Indenture Trustee, each in its individual capacity, except as the Person may have agreed.

The obligations of the Issuer under the Indenture are solely the obligations of the Issuer and do not represent an obligation or interest in any assets of the Depositor. Each Noteholder and Note Owner, by its acceptance of a Note or an interest or participation in a Note, acknowledges and agrees that it has no right, title or interest in or to any Other Assets of the Depositor. Notwithstanding the prior sentence, if the Noteholder or Note Owner either (i) asserts an interest or claim to, or benefit from, Other Assets or (ii) is deemed to have any interest, claim to or benefit in or from Other Assets, whether by operation of law, legal process, under insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code), then the Noteholder or Note Owner further acknowledges and agrees that any interest, claim or benefit in or from Other Assets is and will be expressly subordinated to the indefeasible payment in full of the other obligations and liabilities, which, under the relevant documents relating to the securitization or conveyance of those Other Assets, are entitled to be paid from, entitled to the benefits of, or secured by those Other Assets (whether or not any entitlement or security interest is legally perfected or otherwise entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Depositor), including the payment of post-petition interest on the other obligations and liabilities.

THIS SUBORDINATION AGREEMENT WILL BE DEEMED A SUBORDINATION AGREEMENT WITHIN THE MEANING OF SECTION 510(a) OF THE BANKRUPTCY CODE.

Each Noteholder or Note Owner, by acceptance of a Note or, for a Note Owner, an interest or participation in a Note, covenants and agrees by accepting the benefits of the Indenture that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor and (b) the Notes, the Noteholder or Note Owner will not start against the Depositor or the Issuer, or join in any institution against the Depositor or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any federal or State bankruptcy or similar law for any obligations relating to the Notes, the Indenture or any of the other Transaction Documents.

The Issuer has entered into the Indenture and this Note is issued with the intention that, for federal, State, and local income and franchise tax purposes, Notes that are beneficially owned by a Person other than Ford Credit or its Affiliates will qualify as indebtedness of the Issuer secured by the Collateral. Each Noteholder or Note Owner, by its acceptance of a Note or an interest or participation in a Note, will be deemed to agree to treat the Notes for federal, State and local income, single business and franchise tax purposes as indebtedness of the Issuer.

For any date of determination, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note is registered as of that date as the owner of the Note for the purpose of receiving payments of principal of and any interest on the Note and for all other purposes, and none of the Issuer, the Indenture Trustee or any agent of the Issuer or the Indenture Trustee will recognize notice to the contrary.

The Indenture permits, with some exceptions requiring the consent of all adversely affected Noteholders as provided in the Indenture, the amendment of the Indenture and the modification of the rights and obligations of the Issuer and the rights of the Noteholders under the Indenture by the Issuer with the consent of the Noteholders of Notes evidencing not less than a majority of the Note Balance of the Controlling Class. The Indenture also permits the Indenture Trustee to amend or waive some terms and conditions in the Indenture without the consent of the Noteholders provided some conditions are satisfied. In addition, the Indenture contains provisions permitting the Noteholders of Notes evidencing stated percentages of the Note Balance of the Notes or of the Controlling Class, on behalf of all Noteholders, to waive compliance by the Issuer with some provisions of the Indenture and some defaults under the Indenture and their consequences. Any consent or waiver by the Noteholder of this Note will be conclusive and binding upon the Noteholder and upon all future Noteholders of this Note and of any Note issued upon the registration of transfer of this Note or in exchange of this Note or in lieu of this Note whether or not notation of the consent or waiver is made upon this Note.

The term "Issuer", as used in this Note, includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under some circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Noteholders under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to some limitations in the Indenture.

THIS NOTE AND THE INDENTURE WILL BE GOVERNED BY, AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.

No reference in this Note to the Indenture, and no provision of this Note or of the Indenture, will alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the time, place and rate, and in the coin or currency prescribed in this Note.

Anything in this Note to the contrary notwithstanding, except as provided in the Transaction Documents, none of _____, in its individual capacity, U.S. Bank Trust National Association, in its individual capacity, any owner of a beneficial interest in the Issuer, or any of their partners, beneficiaries, agents, officers, directors, employees or successors or assigns will be personally liable for, nor will recourse be had to any of them for, the payment of principal or of interest on this Note or performance of, or omission to perform, any of the covenants, obligations or indemnifications in the Indenture. The Noteholder of this Note, by its acceptance of this Note, agrees that, except as provided in the Transaction

Documents, in the case of an Event of Default under the Indenture, the Noteholder has no claim against any of the foregoing for any deficiency, loss or claim therefrom; <u>provided</u>, <u>however</u>, that nothing in this Note will be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings in the Indenture or in this Note.

Unless the certificate of authentication on this Note has been executed by the Indenture Trustee whose name appears below by manual signature, this Note will not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

The Issuer has caused this instrument to be signed, manually or in facsimile, by its Responsible Person, as of the date below.

Date: [_____]


FORD CREDIT AUTO OWNER TRUST 20__-__

By: U.S. BANK TRUST NATIONAL ASSOCIATION, not in its individual capacity but solely as Owner Trustee of Ford Credit Auto Owner Trust 20__-__

By: _____
     Responsible Person



TRUSTEE'S CERTIFICATE OF AUTHENTICATION


This is one of the Class [B/C] Notes designated above and referred to in the Indenture.

Date: [_____]


_____,
not in its individual capacity but solely as Indenture Trustee

By:_____
   Responsible Person


ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee:

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

_____
(name and address of assignee)

the within Note and all rights under said Note, and hereby irrevocably constitutes and appoints _____, attorney, to transfer said Note on the books kept for registration of said, with full power of substitution in the premises.

Dated: _____   _____*/
                                          Signature Guaranteed

                                          */

*/   NOTICE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatever. The signature must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in the Securities Transfer Agents Medallion Program or another "signature guarantee program" selected by the Note Registrar in addition to, or in substitution for, the Securities Transfer Agents Medallion Program, all in accordance with the Exchange Act.

B-8

EXHIBIT 4.2

AMENDED AND RESTATED
TRUST AGREEMENT

between

FORD CREDIT AUTO RECEIVABLES TWO LLC,
as Depositor

and

_____,
as Owner Trustee

for

FORD CREDIT AUTO OWNER TRUST 20__-__

Dated as of _____, 20__

TABLE OF CONTENTS

102003998v5

AMENDED AND RESTATED TRUST AGREEMENT, dated as of _____, 20___ (this "Agreement"), between FORD CREDIT AUTO RECEIVABLES TWO LLC, a Delaware limited liability company, as Depositor, and _____, a _____, not in its individual capacity but solely as trustee under this Agreement, to establish Ford Credit Auto Owner Trust 20__-__.

BACKGROUND

The parties have determined to amend and restate the original Trust Agreement, dated as of _____, 20___, between the Depositor and the Owner Trustee.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Agreement are defined in Appendix A to the Sale and Servicing Agreement, dated as of _____, 20___, among Ford Credit Auto Owner Trust 20__-__, as Issuer, Ford Credit Auto Receivables Two LLC, as Depositor, and Ford Motor Credit Company LLC, as Servicer. Appendix A also contains usage rules that apply to this Agreement. Appendix A is incorporated by reference into this Agreement.

ARTICLE II
ORGANIZATION OF THE TRUST

Section 2.1.   Name. The trust was created and is known as "Ford Credit Auto Owner Trust 20__-__", in which name the Owner Trustee may conduct the activities of the Issuer, make and execute contracts and other instruments on behalf of the Issuer and sue and be sued on behalf of the Issuer.

Section 2.2.   Office. The office of the Issuer is in care of the Owner Trustee at its Corporate Trust Office.

Section 2.3.   Purposes and Powers.

(a)   Permitted Activities. The purpose of the Issuer is, and the Issuer will have the power and authority, to engage in the following activities:

    (i)   to acquire the Receivables and other Trust Property under the Sale and Servicing Agreement from the Depositor in exchange for the Notes and the Residual Interest;

    (ii)   to Grant the Collateral to the Indenture Trustee under the Indenture;

    (iii)   to enter into and perform its obligations under the Transaction Documents;

(iv)   to issue the Notes under the Indenture and to sell the Notes on the order of the Depositor;

(v)   to pay interest on and principal of the Notes;

(vi)   to engage in those activities, including entering into agreements, that are necessary, proper or convenient to accomplish these activities or are incidental to these activities; and

(vii)   subject to compliance with the Transaction Documents, to engage in other activities required for conservation of the Trust Property and making payments to the Noteholders and distributions to the holder of the Residual Interest.

(b)   No Other Activity. The Issuer will not engage in any activity other than as required or authorized by this Agreement or the other Transaction Documents.

Section 2.4.   Appointment of the Owner Trustee. The Depositor appoints the Owner Trustee as trustee of the Issuer effective as of the Cutoff Date, to have all the rights, powers and duties in this Agreement.

Section 2.5.   Contribution and Sale of Trust Property. As of the date of the formation of the Issuer, the Depositor contributed to the Owner Trustee the amount of $1. The Owner Trustee acknowledges receipt in trust from the Depositor, as of that date, of the contribution, which is the initial Trust Property. On the Closing Date, the Depositor will sell to the Issuer the Trust Property in exchange for the Notes.

Section 2.6.   Declaration of Trust. The Owner Trustee will hold the Trust Property in trust on and subject to the conditions in this Agreement for the use and benefit of the holder of the Residual Interest, subject to the obligations of the Issuer under the Transaction Documents. The parties intend that the Issuer is a statutory trust under the Delaware Statutory Trust Act and that this Agreement is the governing instrument of the statutory trust. Effective as of the Cutoff Date, the Owner Trustee will have the rights, powers and duties in this Agreement and in the Delaware Statutory Trust Act for accomplishing the purposes of the Issuer. A Certificate of Trust substantially in the form of Exhibit A and any necessary certificate of amendment has been filed with the Secretary of State of the State of Delaware.

Section 2.7.   Liability of the Depositor; Conduct of Activities; Liability to Third Parties.

(a)   Liability of the Depositor. The Depositor, as initial holder of the entire Residual Interest, will be entitled to the same limitation of personal liability extended to stockholders of a private corporation for profit organized under the Delaware General Corporation Law.

(b)   Conduct of Activities. The activities and affairs of the Issuer will be operated in a manner that will preserve (i) the limited liability of the Depositor, (ii) the separateness of the Issuer from the activities of the Depositor and Ford Credit and (iii) until one year and one day (or, if longer, the applicable preference period) after all Notes are paid in full, the bankruptcy remote status of the Issuer.

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(c)   Liability to Third Parties. Except as stated in this Agreement, none of the Depositor, the Administrator or their Affiliates or any director, manager, officer or employee of any such Person will be liable for the debts, obligations or liabilities of the Issuer.

Section 2.8.   Title to Trust Property. Legal title to the Trust Property will be vested in the Issuer as a separate legal entity, except where applicable law in a jurisdiction requires title to the Trust Property to be vested in a trustee or trustees, in which case title will be considered vested in the Owner Trustee, the co-trustee and/or the separate trustee.

Section 2.9.   Situs of Issuer. The Issuer will be administered in the States of Delaware and _____. Bank accounts maintained by the Owner Trustee on behalf of the Issuer will be located in the State of Delaware. The Issuer will not have employees in a state other than the State of Delaware, except that _____, in its capacity as Owner Trustee or another capacity, may have employees within or outside the State of Delaware. Payments will be received by the Issuer only in the State of Delaware, and payments will be made by the Issuer only from the State of Delaware. The principal office of the Issuer will be in care of the Owner Trustee in the State of Delaware.

Section 2.10.   Representations and Warranties of the Depositor. The Depositor represents and warrants to the Owner Trustee as of the Closing Date:

(a)   Organization and Qualification. The Depositor is duly organized and validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Depositor is qualified as a foreign limited liability company in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement.

(b)   Power, Authority and Enforceability. The Depositor has the power and authority to execute, deliver and perform its obligations under this Agreement. The Depositor has authorized the execution, delivery and performance of this Agreement. This Agreement is the legal, valid and binding obligation of the Depositor and enforceable against the Depositor, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   No Conflicts and No Violation. The completion of the transactions under this Agreement, and the performance of its obligations under this Agreement, will not (i) conflict with, or be a breach or default under, any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Depositor is a debtor or guarantor, (ii) result in the creation or imposition of a lien, charge or encumbrance on the properties or assets of the Depositor under the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument (other than the Sale and Servicing Agreement), (iii) violate the Certificate of Formation or Limited Liability Company Agreement of the Depositor or (iv) violate a law or, to the Depositor's knowledge, an order, rule or regulation that applies to the Depositor of a court or of a federal or state regulatory body,

administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties, which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement.

(d) No Proceedings. To the Depositor's knowledge, there are no proceedings or investigations pending or threatened in writing, before a court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the completion of the transactions under this Agreement, (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or (iv) that would reasonably be expected to (A) affect the treatment of the Notes as indebtedness for U.S. federal income or Applicable Tax State income or franchise tax purposes, (B) be deemed to cause a taxable exchange of the Notes for U.S. federal income tax purposes or (C) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, in each case, other than proceedings that, to the Depositor's knowledge, would not reasonably be expected to have a material adverse effect on the Depositor, materially and adversely affect the performance by the Depositor of its obligations under, or the validity and enforceability of, the Transaction Documents or the Notes or materially and adversely affect the tax treatment of the Issuer or the Notes.

Section 2.11. Tax Matters.

(a) Disregarded Entity. The parties and Ford Credit intend that, for purposes of U.S. federal income, State and local income and franchise tax and any other income taxes, so long as the Issuer has no equity owner other than the Depositor (as determined for U.S. federal income tax purposes), the Issuer will be treated as an entity disregarded as separate from the Depositor. If beneficially owned by a Person other than Ford Credit, each Class of Notes is intended to be treated as indebtedness for U.S. federal income tax purposes. The Depositor agrees, and the Noteholders by acceptance of their Notes agree in the Indenture, to that treatment and each agrees to take no action inconsistent with that treatment.

(b) Recharacterized Classes. If one or more Classes of Notes is recharacterized as an equity interest in the Issuer, and not as indebtedness (a "Recharacterized Class") and a Recharacterized Class is treated as not owned by Ford Credit or the Depositor (if the Depositor is not an entity disregarded as separate from Ford Credit for U.S. federal income tax purposes) for U.S. federal income, or State or local income or franchise tax purposes, the parties intend that the Issuer be characterized as a partnership among Ford Credit or the Depositor (if either is at that time treated as an equity owner of the Issuer for U.S. federal income tax purposes), another holder of the Residual Interest and holders of the Recharacterized Class or Classes. In that event, for purposes of U.S. federal income, State and local income or franchise tax each month:

(i) amounts paid as interest to holders of a Recharacterized Class will be treated as a guaranteed payment within the meaning of Section 707(c) of the Code;

(ii)   if the characterization in Section 2.11(a) is not respected, gross ordinary income of the Issuer for that month as determined for U.S. federal income tax purposes will be allocated to the holders of each Recharacterized Class as of the Record Date occurring within that month, in an amount equal to the sum of (A) the interest accrued to the Recharacterized Class for that month, (B) the part of the market discount on the Receivables accrued during that month that is allocable to any excess of the aggregate initial Note Balance of the Recharacterized Class over the initial aggregate issue price of the Notes of the Recharacterized Class and (C) any amount expected to be distributed to the holders of that Class of Notes under Section 8.2 of the Indenture (if not previously allocated under this Section 2.11(b)(ii)) if necessary to reverse any net loss previously allocated to holders of the Notes of the Recharacterized Class (if not previously reversed under this Section 2.11(b)(ii)(C)); and

(iii)   then, remaining net income of the Issuer (subject to the modifications below) for that month as determined for U.S. federal income tax purposes (and each item of income, gain, credit, loss or deduction for the computation of net income) will be allocated to the holder of the Residual Interest.

If the gross ordinary income of the Issuer for a month is insufficient for the allocations described in Section 2.11(b)(ii), later gross ordinary income will first be allocated to each Recharacterized Class in alphabetical order (if applicable) to make up the shortfall before an allocation under Section 2.11(b)(iii). Any net losses of the Issuer for a month as determined for U.S. federal income tax purposes (and each item of income, gain, credit, loss or deduction for the computation of net losses) will be allocated to the holder of the Residual Interest if the holder of the Residual Interest is reasonably expected to bear the economic burden of those net losses, and any remaining net losses will be allocated in reverse alphabetical order (if applicable) to each Recharacterized Class, in each case, until the Note Balance of the Recharacterized Class is reduced to zero as of the Record Date occurring within that month, and among each Recharacterized Class, in proportion to their ownership of the aggregate Note Balance of the Recharacterized Class on that Record Date. The tax matters partner designated under Section 2.11(f) is authorized to modify the allocations in this Section 2.11(b) if necessary or proper, in its sole discretion, for the allocations to fairly reflect the economic income, gain or loss to the holder of the Residual Interest or the holders of a Recharacterized Class or as required by the Code.

(c)   Filing of Returns. The parties agree that, unless otherwise required by the appropriate tax authorities, the Depositor, on behalf of the Issuer, will file or cause to be filed annual or other necessary returns, reports and other forms consistent with the characterizations described in Section 2.11(a).

(d)   No Elections. The Owner Trustee will not elect or cause the Issuer to elect, and the other parties to this Agreement will not elect or permit an election to be made, to treat the Issuer as an association taxable as a corporation for U.S. federal income tax purposes under Treasury Regulation §301.7701-3.

(e)   Alternative Treatment. If the Issuer is not treated as an entity disregarded as separate from the Depositor for U.S. federal income tax purposes, the Owner Trustee will, based on information given by or on behalf of the Depositor, (i) maintain the books of the Issuer on the

5

basis of a calendar year and the accrual method of accounting, (ii) deliver to the holder of the Residual Interest information that may be required under the Code to enable the holder to prepare its U.S. federal and State income tax returns, (iii) file tax returns relating to the Issuer and make elections that may be required or proper under any applicable U.S. federal or State statute and (iv) collect any withholding tax as described in and according to Section 4.1(c).

(f)   Tax Matters Partner. If the Issuer is not treated as an entity disregarded as separate from the Depositor for U.S. federal income tax purposes, the Depositor, so long as it is treated as holding an equity interest in the Issuer for U.S. federal income tax purposes, will (i) prepare and sign, on behalf of the Issuer, the tax returns of the Issuer and (ii) be designated the "tax matters partner" of the Issuer under Section 6231(a)(7)(A) of the Code.

ARTICLE III
RESIDUAL INTEREST AND TRANSFER OF INTERESTS

Section 3.1.   The Residual Interest. On the formation of the Issuer by the contribution and sale by the Depositor under Section 2.5, the Depositor will be the sole holder of the Residual Interest. The holder of the Residual Interest will be entitled to any amounts not needed on a Payment Date to make payments on the Notes and on other obligations to be paid under the Indenture and this Agreement, and to receive amounts remaining in the Reserve Account following the payment in full of the Notes and of all other amounts owing or to be distributed under this Agreement, the Indenture or the Sale and Servicing Agreement to the Secured Parties on the termination of the Issuer.

Section 3.2.   Registration of Residual Interests; Transfer of the Residual Interest. The Issuer appoints the Owner Trustee to be the "Trust Registrar" and to keep a register for the purpose of registering Residual Interests and transfers of Residual Interests as stated in this Agreement. On the resignation of the Trust Registrar, the Issuer will promptly appoint a successor or, if it elects not to make the appointment, assume the duties of Trust Registrar. The holder of the Residual Interest will be permitted to sell, transfer, assign or convey its rights in the Residual Interest if the following conditions are satisfied:

(a)   Opinion of Counsel. The holder of the Residual Interest delivers an Opinion of Counsel to the Issuer and the Indenture Trustee stating that the action will not cause the Issuer to be or become characterized for U.S. federal income tax purposes as an association or publicly traded partnership taxable as a corporation;

(b)   Tax Forms. The holder of the Residual Interest delivers to the Indenture Trustee and the Owner Trustee an accurate and complete U.S. Internal Revenue Service form W-9 certifying that it is a U.S. Person under Section 7701(a)(30) of the Code;

(c)   Nature of Tax Positions. The Depositor has notified the transferee or assignee of the Residual Interest of the tax positions previously taken by it, as holder of the Residual Interest, for U.S. federal and Applicable Tax State income tax purposes and the transferee or assignee has agreed to take positions for U.S. federal and Applicable Tax State income tax purposes consistent with the tax positions previously taken by the Depositor, as holder of the Residual Interest;

6

(d)   ERISA Certification. The holder or assignee of the Residual Interest delivers to the Indenture Trustee and the Owner Trustee a certification that it is not, and is not acting on behalf of or investing the assets of (i) an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a "plan" (as defined in Section 4975(e)(1) of the Code) that is subject to Section 4975 of the Code, (iii) an entity whose underlying assets include "plan assets" (within the meaning of Department of Labor Regulation 29 C.F.R. Section 2510.3-101 or otherwise under ERISA) by reason of the employee benefit plan's or plan's investment in the entity, or (iv) an employee benefit plan, plan or retirement arrangement that is subject to Similar Law; and

(e)   Rating Agency Condition. If the assignee of the Residual Interest is Ford Credit or an Affiliate of Ford Credit that is not a special-purpose, bankruptcy remote entity, the holder of the Residual Interest provides evidence of satisfaction of the Rating Agency Condition.

Section 3.3.   Capital Accounts. This Section 3.3 will apply only if the Issuer is not treated as an entity disregarded for U.S. federal income tax purposes. The Owner Trustee will establish and maintain, according to Section 1.704-1(b)(2)(iv) of the Treasury Regulations, a separate bookkeeping account for the Depositor and each other person treated as an equity owner for U.S. federal income tax purposes. This Section 3.3 will be interpreted to comply with the provisions of the Treasury Regulations promulgated under Section 704 of the Code. The Depositor is authorized to modify these provisions if necessary to comply with those regulations.

Section 3.4.   Maintenance of Office or Agency. The Owner Trustee will maintain an office or offices or agency or agencies where notices and demands to or on the Owner Trustee under the Transaction Documents may be served. The Owner Trustee designates its Corporate Trust Office for those purposes and will promptly notify the Depositor and the Indenture Trustee of a change in the location of its Corporate Trust Office.

Section 3.5.   Distributions to the Holder of the Residual Interest. If the Trust Distribution Account has been established, the Owner Trustee will have the revocable power to withdraw amounts from the Trust Distribution Account for the purpose of making distributions to the holder of the Residual Interest under this Agreement. The Owner Trustee will make the distributions under Sections 3.1, 4.1, 4.2 and 8.1. The Owner Trustee will hold all amounts for distribution to the holder of the Residual Interest in trust for the benefit of the holder of the Residual Interest until they are distributed to the holder of the Residual Interest.

ARTICLE IV
APPLICATION OF TRUST FUNDS; DUTIES

Section 4.1.   Application of Trust Funds. At the request of the Depositor, the Owner Trustee will establish and maintain the Trust Distribution Account as stated in Section 4.1 of the Sale and Servicing Agreement. If the Trust Distribution Account has been established:

(a)   Distributions on Payment Dates. On each Payment Date, the Owner Trustee, based on the information in the Monthly Investor Report, will withdraw the amounts deposited into the Trust Distribution Account under Sections 8.2(c)(xiii), 8.2(d)(viii) and 8.2(e)(xiv) of the

Indenture on or before that Payment Date and distribute those amounts to the holder of the Residual Interest.

(b)   Distributions on Termination. Following the satisfaction and discharge of the Indenture and the payment in full of the principal and interest on the Notes, the Owner Trustee will distribute the amounts remaining in the Trust Distribution Account to the holder of the Residual Interest.

(c)   Withholding Tax. If withholding tax is imposed on the Issuer's payment (or allocations of income) to the holder of the Residual Interest, that tax will reduce the amount distributable to the holder. The Owner Trustee is authorized and directed to retain from amounts distributable to the holder of the Residual Interest **a** sufficient amount for the payment of the withholding tax that is legally owed by the Issuer (but the authorization will not prevent the Owner Trustee from contesting the tax in proper proceedings, and withholding payment of the tax, if permitted by law, pending the outcome of those proceedings). The amount of withholding tax imposed on the holder of the Residual Interest will be treated as cash distributed to the holder at the time it is withheld by the Issuer and paid to the proper taxing authority. If there is a possibility that withholding tax is payable for a distribution, the Owner Trustee may, in its sole discretion, withhold those amounts. If the holder of a Residual Interest wishes to apply for a refund of the withholding tax, the Owner Trustee will reasonably cooperate with the holder in making the claim so long as the holder agrees to reimburse the Owner Trustee for out-of-pocket expenses incurred in cooperating.

Section 4.2.   Method of Payment. Distributions required to be made to the holder of the Residual Interest on a Payment Date will be made by wire transfer to an account as directed by the holder to the Owner Trustee.

ARTICLE V
AUTHORITY AND DUTIES OF THE OWNER TRUSTEE

Section 5.1.   General Authority.

(a)   Execution of Transaction Documents; Direction to Indenture Trustee. On the Depositor's execution of this Agreement, the Owner Trustee is authorized and directed, on behalf of the Issuer, to (i) execute and deliver the Transaction Documents and each certificate or other document attached as an exhibit to or contemplated by the Transaction Documents to which the Issuer is to be a party and (ii) direct the Indenture Trustee to authenticate and deliver the Notes.

(b)   Actions under Transaction Documents. The Owner Trustee is authorized to take all actions required of the Issuer under the Transaction Documents and is authorized to take actions on behalf of the Issuer, if permitted by the Transaction Documents, that the Servicer or the Administrator directs for the Transaction Documents, except if this Agreement requires the consent of the Noteholders or the holder of the Residual Interest for the action. In addition, the Administrator is authorized to take all actions required of the Issuer under the Transaction Documents and is authorized to take actions on behalf of the Issuer, if permitted by the Transaction Documents, according to the Administration Agreement.

Section 5.2.   General Duties. Subject to Section 5.3, it is the duty of the Owner Trustee to discharge its responsibilities under this Agreement and the Transaction Documents to which the Issuer is a party and to administer the Issuer in the interest of the holder of the Residual Interest, subject to the Lien of the Indenture and according to the Transaction Documents. The Owner Trustee will be considered to have discharged its duties and responsibilities under the Transaction Documents if the Administrator is required in the Administration Agreement to perform an act or to discharge the duty of the Owner Trustee or the Issuer under a Transaction Document. The Owner Trustee will not be held liable for the default or failure of the Administrator to perform its obligations under the Administration Agreement. The Owner Trustee will have no obligation to administer, service or collect the Receivables or to monitor or supervise the administration, servicing or collection of the Receivables.

Section 5.3.   Action on Prior Notice. For the following matters, the Owner Trustee may not take action unless (a) at least 30 days before taking the action, the Owner Trustee has notified the Indenture Trustee (who will notify the Noteholders), the holder of the Residual Interest and the Administrator (who will notify the Rating Agencies) of the proposed action and (b) the Indenture Trustee acting on instruction of the Noteholders of a majority of the Note Balance of the Controlling Class (or if no Notes are Outstanding, the holder of the Residual Interest) has not notified the Owner Trustee before the 30th day after receipt of notice that the majority of the Note Balance of the Controlling Class (or if no Notes are Outstanding, the holder of the Residual Interest) has withheld consent or given alternative direction:

(i)   the starting or pursuing of a material claim or lawsuit by the Issuer and the settling of any material claim or lawsuit brought by or against the Issuer;

(ii)   the election by the Issuer to file an amendment to the Certificate of Trust (unless the amendment is required to be filed under the Delaware Statutory Trust Act), except to correct an ambiguity or to amend or supplement a provision or to add a provision that would not materially adversely affect the interests of the holders of the Notes or the Residual Interest;

(iii)   the appointment of a successor Indenture Trustee under the Indenture or the consent to the assignment by the Indenture Trustee of its obligations under the Indenture or this Agreement; and

(iv)   consenting to the Administrator taking any of the actions described in clauses (a) through (c) above.

Section 5.4.   Action on Direction by the Holder of the Residual Interest.

(a)   Direction of Owner Trustee. The Owner Trustee will take all actions, if permitted by the Transaction Documents, that the holder of the Residual Interest directs, except if this Agreement requires the consent of the Noteholders.

(b)   Consent to Amendments. The Owner Trustee on behalf of the Issuer will not execute an amendment to the Sale and Servicing Agreement, the Indenture or the Administration Agreement that would materially adversely affect the holder of the Residual Interest without its consent.

Section 5.5.   Action for Bankruptcy. The Owner Trustee may not start or pursue a voluntary proceeding in bankruptcy for the Issuer unless the Notes have been paid in full and the holder of the Residual Interest approves of such action in advance and delivers to the Owner Trustee a certificate certifying that it reasonably believes that the Issuer is insolvent.

Section 5.6.   Action on Instruction.

(a)   Action Not Required. The Owner Trustee will not be required to take any action under a Transaction Document if the Owner Trustee reasonably determines, or is advised by counsel, that the action is likely to result in liability on the part of the Owner Trustee, is contrary to a Transaction Document or is contrary to law.

(b)   Clarification by Administrator. If (i) the Owner Trustee is unsure of the application of a term of a Transaction Document, (ii) a term of a Transaction Document is, or appears to be, in conflict with another applicable term, (iii) this Agreement permits a determination by the Owner Trustee or is silent or is incomplete about the course of action that the Owner Trustee is required to take for a particular set of facts or (iv) the Owner Trustee is unable to decide between alternative courses of action permitted or required by a Transaction Document, the Owner Trustee may, and for clause (iv) will, notify the Administrator requesting instruction and, if the Owner Trustee acts or refrains from acting in good faith according to the instruction received, the Owner Trustee will not be liable on account of the action or inaction. If the Owner Trustee does not receive proper instruction within ten days of the notice (or within a shorter period of time reasonably stated in the notice or necessary under the circumstances) it may, but will be under no duty to, take or not take the action, not inconsistent with the Transaction Documents, that it considers to be in the best interests of the holder of the Residual Interest, and will have no liability for that action or inaction.

Section 5.7.   No Duties Except as Stated in this Agreement or in Instructions. The Owner Trustee has no duty or obligation to manage, make a payment on, register, record, sell, dispose of or deal with the Trust Property, or to take or refrain from taking action under, or in connection with, a document contemplated by this Agreement to which the Owner Trustee or the Issuer is a party, except as stated in this Agreement or in a document or instruction received by the Owner Trustee under Section 5.6. No implied duties or obligations will be read into a Transaction Document against the Owner Trustee. The Owner Trustee has no responsibility for filing financing statements or continuation statements or to perfect or maintain the perfection of a security interest or Lien granted to it under this Agreement or to prepare or file a Securities and Exchange Commission filing for the Issuer or to record a Transaction Document. The Owner Trustee agrees that it will promptly take, at its own cost and expense, action necessary to discharge a Lien (other than the Lien of the Indenture) on the Trust Property that results from actions by, or claims against, the Owner Trustee that are not related to the ownership or the administration of the Trust Property.

Section 5.8.   No Action Except Under Stated Documents or Instructions. The Owner Trustee will not manage, control, use, sell, dispose of or deal with the Trust Property except (a) according to the powers granted to and the authority given to the Owner Trustee under this Agreement, (b) according to the other Transaction Documents to which the Issuer or the Owner Trustee is a party and (c) according to a document or instruction delivered to the Owner Trustee

under Section 5.6. The Depositor will not direct the Owner Trustee to take any action that would violate this Section 5.8.

Section 5.9.   Prohibition on Some Actions. The Owner Trustee will not take action (a) that is inconsistent with the purposes of the Issuer in Section 2.3 or (b) that, to the knowledge of the Owner Trustee, would (i) cause a Class of Notes not to be treated as indebtedness for U.S. federal or Applicable Tax State income or franchise tax purposes, (ii) be deemed to cause a sale or exchange of the Notes for purposes of Section 1001 of the Code (unless no gain or loss would be recognized on the deemed sale or exchange for U.S. federal income tax purposes) or (iii) cause the Issuer or any part of the Issuer to be treated as an association (or publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes. The Administrator will not direct the Owner Trustee to take action that would violate this Section 5.9.

Section 5.10.   Audits of the Owner Trustee. The Owner Trustee agrees that, with reasonable prior notice, it will permit any authorized representative of the Servicer or the Administrator, during the Owner Trustee's normal business hours, to examine and review the books of account, records, reports and other documents and materials of the Owner Trustee relating to (a) the performance of the Owner Trustee's obligations under this Agreement, (b) payments of fees and expenses of the Owner Trustee for its performance and (c) a claim made by the Owner Trustee under this Agreement. In addition, the Owner Trustee will permit the Servicer's representatives to make copies and extracts of any of those documents and to discuss them with the Owner Trustee's officers and employees. Each of the Servicer and the Administrator will, and will cause its authorized representatives to, hold in confidence the information except if disclosure may be required by law or if the Servicer or the Administrator may reasonably determines that the disclosure is consistent with its obligations under this Agreement. The Owner Trustee will maintain all relevant books, records, reports and other documents and materials for a period of two years after the termination of its obligations under this Agreement.

Section 5.11.   Furnishing of Documents. On request from the holder of the Residual Interest, the Owner Trustee will provide to the holder copies of reports, notices, requests, demands, certificates and other documents provided to the Owner Trustee under the Transaction Documents.

Section 5.12.   Sarbanes-Oxley Act. The Owner Trustee will not be required to execute, deliver or certify on behalf of the Issuer, the Servicer, the Depositor or another Person filings, certificates, affidavits or other instruments required by the Securities and Exchange Commission or required under the Sarbanes-Oxley Act of 2002. However, an entity executing, delivering or certifying the filings, certificates, affidavits or other instruments required by the Securities and Exchange Commission or required under the Sarbanes-Oxley Act of 2002 on behalf of the Issuer may request, at its option, the subcertifications, including assessments of compliance required from the Owner Trustee as it may deem necessary to provide the certifications and the Owner Trustee will reasonably comply with the request.

Section 5.13.   Maintenance of Licenses. The Owner Trustee will obtain and maintain any licenses that the Administrator informs the Owner Trustee are required to be obtained or

maintained by the Owner Trustee under the laws of a State for the Owner Trustee's duties and obligations under the Transaction Documents.

Section 5.14.   Covenants for Reporting of Receivables Repurchase Demands. The Owner Trustee will (a) notify the Sponsor, the Depositor and the Servicer, as soon as practicable and within five Business Days, of demands or requests received by a Responsible Person of the Owner Trustee (including to the Owner Trustee on behalf of the Issuer) for the repurchase of any Receivable under Section 3.3 of the Purchase Agreement or Section 2.4 of the Sale and Servicing Agreement, (b) promptly on request by the Sponsor, the Depositor or the Servicer, provide to them other information reasonably requested to facilitate compliance by them with Rule 15Ga-1 under the Exchange Act, and Items 1104(e) and 1121(c) of Regulation AB and (c) if requested by the Sponsor, the Depositor or the Servicer, provide a written certification no later than 15 days following the end of a quarter or year that the Owner Trustee has not received repurchase demands or requests for that period, or if repurchase demands or requests have been received during that period, that the Owner Trustee has given the information reasonably requested under clause (b) above. The Owner Trustee and the Issuer will not have responsibility or liability for a filing required to be made by a securitizer under the Exchange Act or Regulation AB.

ARTICLE VI
OWNER TRUSTEE

Section 6.1.   Acceptance of Trusts and Duties. The Owner Trustee accepts the trusts created by this Agreement and agrees to perform its duties under this Agreement for the trust but only according to this Agreement. The Owner Trustee also agrees to distribute all amounts actually received by it as part of the Trust Property according to the Transaction Documents.

Section 6.2.   Limitations on Liability. The Owner Trustee will not be liable under a Transaction Document, except (a) for its own willful misconduct, bad faith or negligence (except for errors in judgment) or (b) if a representation or warranty in Section 6.2 is not true and correct as of the Closing Date. In particular, the limitation on liability will, subject to the exceptions in the prior sentence, include:

(i)   The Owner Trustee will not be liable for any action taken or omitted to be taken by it according to the instructions of the Noteholders of a majority of the Note Balance of the Controlling Class, the Indenture Trustee, the Depositor, the holder of the Residual Interest, the Administrator or the Servicer;

(ii)   No Transaction Document will require the Owner Trustee to pay or risk funds or incur financial liability in the performance of its rights or powers under a Transaction Document if the Owner Trustee has reasonable grounds for believing that payment of such funds or adequate indemnity against the risk or liability is not reasonably assured or given to it;

(iii)   The Owner Trustee will not be liable for indebtedness evidenced by or created under the Transaction Documents, including the principal of and interest on the Notes or amounts distributable to the holder of the Residual Interest;

(iv)   The Owner Trustee will not be responsible for (i) the validity or sufficiency of this Agreement, (ii) the due execution of this Agreement by the Depositor, (iii) the form, character, genuineness, sufficiency, value or validity of the Trust Property or (iv) the validity or sufficiency of the other Transaction Documents, the Notes, a Receivable or related documents, and the Owner Trustee will not assume or incur liability, duty or obligation to a Noteholder, the Depositor or the holder of the Residual Interest, other than in the Transaction Documents;

(v)   the Owner Trustee will not be liable for the default or misconduct of the Servicer, the Administrator, the Depositor, the holder of the Residual Interest or the Indenture Trustee under the Transaction Documents or otherwise and the Owner Trustee will have no obligation or liability to perform the obligations of the Issuer under the Transaction Documents that are required to be performed by the Administrator under the Administration Agreement, the Servicer under the Sale and Servicing Agreement or the Indenture Trustee under the Indenture;

(vi)   the Owner Trustee will not be obligated to exercise the rights or powers vested in it by this Agreement or, at the request, order or direction of the Depositor, to start, conduct or defend litigation under this Agreement or in relation to a Transaction Document or otherwise unless the Depositor has offered to the Owner Trustee reasonable security or indemnity satisfactory to it against the costs, expenses, losses, damages, claims and liabilities that may be incurred by the Owner Trustee. The right of the Owner Trustee to perform a discretionary act stated in a Transaction Document will not be interpreted as a duty; and

(vii)   the Owner Trustee will not be responsible or liable for (i) the legality, validity and enforceability of a Receivable, (ii) the perfection and priority of a security interest created by a Receivable in a Financed Vehicle or the maintenance of any perfection and priority, (iii) the sufficiency of the Trust Property or the ability of the Trust Property to generate the amounts necessary to make payments to the Noteholders under the Indenture or distributions to the holder of the Residual Interest under this Agreement, (iv) the accuracy of a representation or warranty made under a Transaction Document (other than the representations and warranties made in Section 6.3) or (v) any action of the Indenture Trustee, the Administrator or the Servicer or a subservicer taken in the name of the Owner Trustee.

Section 6.3.   Representations and Warranties of the Owner Trustee. The Owner Trustee represents and warrants to the Depositor as of the Closing Date:

(a)   Organization and Qualification. The Owner Trustee is duly formed and is validly existing as a national banking association under the laws of the United States. The Owner Trustee is duly qualified as a national banking association and has obtained necessary licenses and approvals in each jurisdiction in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Owner Trustee's ability to perform its obligations under this Agreement.

(b) Power, Authority and Enforceability. The Owner Trustee has the power and authority to execute, deliver and perform its obligations under this Agreement. The Owner Trustee has authorized the execution, delivery and performance of this Agreement. This Agreement is the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c) No Conflicts and No Violation. The execution and delivery by the Owner Trustee of this Agreement, the completion by the Owner Trustee of the transactions contemplated by this Agreement and the compliance by the Owner Trustee with this Agreement will not (i) violate federal or State law, governmental rule or regulation governing the banking or trust powers of the Owner Trustee or a judgment or order that binds it, (ii) conflict with, or be a breach or default under its charter documents or by-laws or an indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Owner Trustee is a debtor or guarantor or (iii) violate law or, to the Owner Trustee's knowledge, an order, rule or regulation that applies to the Owner Trustee of a court or of a federal or State regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Owner Trustee or its properties, in each case which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Owner Trustee's ability to perform its obligations under this Agreement.

(d) No Proceedings. To the Owner Trustee's knowledge, there are no proceedings or investigations pending or threatened in writing, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Owner Trustee or its properties: (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the issuance of the Notes or the completion of the transactions contemplated by the Transaction Documents or (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Owner Trustee's ability to perform its obligations under, or the validity or enforceability of, this Agreement.

(e) Banking Association. The Owner Trustee is a banking association satisfying Section 3807(a) of the Delaware Statutory Trust Act and meets the eligibility requirements of Section 9.1(a).

(f) Information Provided by the Owner Trustee. The information provided by the Owner Trustee in its individual capacity in each certificate delivered by a Responsible Person of the Owner Trustee is true and correct in all material respects.

Section 6.4. Reliance; Advice of Counsel.

(a) Reliance. The Owner Trustee may rely on, will be protected in relying on and will not be liable to anyone in acting on a signature, notice, resolution, request, consent, certificate, report, opinion or other document believed by it to be genuine that appears on its face to be properly signed by the proper party or parties. The Owner Trustee may accept a certified copy of a resolution of the board of directors or other governing body of a corporate party as conclusive evidence that the resolution has been duly adopted and that the resolution is in full force and effect. For a fact or matter the method of the determination of which is not specifically

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stated in this Agreement, the Owner Trustee may for purposes of this Agreement rely on a certificate, signed by the president or a vice president or by the treasurer or other Responsible Person of the relevant party, about the fact or matter and the certificate will be full protection to the Owner Trustee for action taken or not taken by it in good faith in reliance on the certificate.

(b)   Advice of Counsel. In the exercise or administration of the trusts under this Agreement and in the performance of its duties and obligations under the Transaction Documents, the Owner Trustee (i) may act directly or through its agents or attorneys under agreements entered into with any of them and will not be liable for the conduct or misconduct of those agents or attorneys if the Owner Trustee selects those agents or attorneys with reasonable care and (ii) may consult with counsel, accountants and other Persons whom the Owner Trustee selects with reasonable care. The Owner Trustee will not be liable for anything it does or does not do in good faith according to the written opinion or advice of the counsel, accountants or other Persons that is not contrary to a Transaction Document.

Section 6.5.   Not Acting in Individual Capacity. Except as stated in this Article VI, in accepting the trusts created by this Agreement, _____ acts solely as Owner Trustee under this Agreement and not in its individual capacity. Persons having a claim against the Owner Trustee by reason of the transactions contemplated by a Transaction Document will look only to the Trust Property for payment or satisfaction of that claim. However, the Owner Trustee will be responsible for a breach of its representations and warranties made in Section 6.2.

Section 6.6.   _____ May Own Notes. _____, in its individual or another capacity, may become the owner or pledgee of Notes and may deal with the Depositor, the holder of the Residual Interest, the Servicer, the Administrator and the Indenture Trustee in banking transactions with the same rights as it would have if it were not the Owner Trustee.

Section 6.7.   Duty to Update Disclosure. The Owner Trustee will notify and provide information, and certify the information in an Officer's Certificate, to the Depositor on the occurrence of an event or condition relating to the Owner Trustee or actions taken by the Owner Trustee that (A) (i) is required to be disclosed by the Depositor under Item 2 (the start of, material developments in, or termination of legal proceedings against _____ that are material to Noteholders) of Form 10-D under the Exchange Act within five days of the occurrence or (ii) the Depositor reasonably requests of the Owner Trustee that the Depositor, in good faith, believes is necessary to comply with Regulation AB within five days of request or (B) (i) is required to be disclosed under Item 6.02 (resignation, removal, replacement or substitution of _____ as Owner Trustee) of Form 8-K under the Exchange Act within two days of a Responsible Person of the Owner Trustee becoming aware of the occurrence or (ii) causes the information given by the Owner Trustee in a certificate delivered by a Responsible Person of the Owner Trustee to be untrue or incorrect in any material respect or is necessary to make the statements provided by the Owner Trustee in light of the circumstances in which they were made not misleading within five days of a Responsible Person of the Owner Trustee becoming aware of the situation. The obligations of the Owner Trustee to provide the information for the period during which it served as Owner Trustee will survive the resignation or removal of the Owner Trustee under the Agreement.

ARTICLE VII
COMPENSATION AND INDEMNIFICATION OF THE OWNER TRUSTEE;
ORGANIZATIONAL EXPENSES

Section 7.1.   Owner Trustee's Fees and Expenses. The Issuer will, or will cause the Administrator to, pay the Owner Trustee as compensation for its services under this Agreement, the fees as have been separately agreed on by the Administrator and the Owner Trustee. The Issuer will reimburse the Owner Trustee for all reasonable out-of-pocket expenses incurred or made by the Owner Trustee in performing its rights and obligations under this Agreement, including the reasonable compensation, expenses and disbursements of the Owner Trustee's agents, counsel, accountants and experts, but excluding expenses incurred by the Owner Trustee through the Owner Trustee's own willful misconduct, bad faith or negligence (other than errors in judgment).

Section 7.2.   Indemnification of the Owner Trustee.

(a)   Indemnification. The Depositor will, or will cause the Administrator to, indemnify the Owner Trustee, and its officers, directors, employees and agents (each, an "Indemnified Person"), for all costs, expenses, losses, damages and liabilities resulting from the administration of and the performance of its duties under this Agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Owner Trustee's willful misconduct, bad faith or negligence (other than errors in judgment) or (ii) the Owner Trustee's breach of its representations and warranties in this Agreement.

(b)   Proceedings. Promptly on receipt by an Indemnified Person of notice of a Proceeding against any Indemnified Person, the Indemnified Person will, if a claim is to be made under Section 7.2(a), notify the Depositor and the Administrator of the Proceeding. The Depositor or the Administrator may participate in and assume the defense and settlement of a Proceeding at its expense. After notice from the Depositor or the Administrator, as applicable, to the Indemnified Person of the intention of the Depositor or the Administrator, as applicable, to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and so long as the Depositor or the Administrator, as applicable, assumes the defense of the Proceeding in a manner reasonably satisfactory to the Indemnified Person, the Depositor or the Administrator, as applicable, will not be liable for legal expenses of counsel to the Indemnified Person unless there is a conflict between the interests of the Depositor or the Administrator, as applicable, and an Indemnified Person. If there is a conflict, the Depositor or the Administrator, as applicable, will pay for the reasonable fees and expenses of separate counsel to the Indemnified Person. No settlement of a Proceeding may be made without the approval of the Depositor or the Administrator, as applicable, and the Indemnified Person, which approval will not be unreasonably withheld.

(c)   Survival of Obligations. The obligations of the Depositor or the Administrator, as applicable, under this Section 7.2 will survive the termination of this Agreement.

(d)   Repayment. If the Depositor or the Administrator, as applicable, makes any payment under this Section 7.2 and the Indemnified Person later collects any of the amounts for

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which the payments were made to it from others, the Indemnified Person will promptly repay the amounts to the Depositor or the Administrator, as applicable.

(e)   Other Assets. The Depositor's obligations under this Section 7.2 are obligations solely of the Depositor and are not a claim against the Depositor if that the Depositor does not have funds sufficient to make payment of those obligations. The Owner Trustee, by entering into or accepting this Agreement, acknowledges and agrees that it has no right, title or interest in or to the Other Assets of the Depositor. If the Owner Trustee either (i) asserts an interest or claim to, or benefit from, the Other Assets or (ii) is considered to have an interest, claim to, or benefit in or from the Other Assets, whether by operation of law, legal process, under insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code), then the Owner Trustee further acknowledges and agrees that the interest, claim or benefit in or from the Other Assets is expressly subordinated to the indefeasible payment in full of the other obligations and liabilities, which, under the relevant documents relating to the securitization or conveyance of those Other Assets, are entitled to be paid from, entitled to the benefits of, or secured by those Other Assets (whether or not the entitlement or security interest is legally perfected or entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Depositor), including the payment of post-petition interest on those other obligations and liabilities. This subordination agreement is a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. The Owner Trustee further acknowledges and agrees that no adequate remedy at law exists for a breach of this Section 7.2(c) and this Section 7.2(c) may be enforced by an action for specific performance. This Section 7.2(c) is for the third party benefit of the holders of the other obligations and liabilities and will survive the termination of this Agreement.

Section 7.3.   Organizational Expenses of the Issuer. The Depositor will, or will cause the Administrator to, pay the organizational expenses of the Issuer or, on the request of the Owner Trustee, the Depositor will, or will cause the Administrator to, promptly reimburse the Owner Trustee for expenses paid by the Owner Trustee.

Section 7.4.   Expenses of the Indenture Trustee and the Owner Trustee. The Depositor will reimburse (a) the Indenture Trustee and any successor Indenture Trustee for expenses related to the replacement of the Indenture Trustee under Section 6.8 of the Indenture and (b) the Owner Trustee and any successor Owner Trustee for expenses related to the replacement of the Owner Trustee under Section 9.2 of this Agreement, in each case, if those amounts have not been paid under Section 8.2 of the Indenture.

ARTICLE VIII
TERMINATION

Section 8.1.   Termination of Trust Agreement.

(a)   Trust Agreement. This Agreement (other than the terms of Article VII) will terminate and the Issuer will terminate, wind up and dissolve, on the earlier to occur of (i) the last remaining Receivable is paid in full, settled, sold or charged off and any amounts received are applied or (ii) the payment to the Noteholders and any other holders of securities issued under any supplemental indentures or amendments to this Agreement, the Indenture Trustee and

the Owner Trustee of all amounts required to be paid to them under the Indenture, the Sale and Servicing Agreement and Article IV. An Insolvency Event, liquidation or dissolution of the Depositor will not (A) operate to terminate this Agreement or the Issuer, (B) entitle the Depositor's legal representatives to claim an accounting or to start an action or proceeding in court for a partition or winding up of the Issuer or the Trust Property or (C) affect the rights, obligations and liabilities of the parties to this Agreement. On dissolution of the Issuer, the Owner Trustee will wind up the activities and affairs of the Issuer as required by Section 3808 of the Delaware Statutory Trust Act.

(b)   Issuer. The Depositor may not revoke or terminate the Issuer, unless it is the holder of 100% of the Residual Interest and according to Section 8.1(a).

(c)   Trust Property; Certificate of Cancellation. On termination of the Issuer, any remaining Trust Property will be distributed to the holder of the Residual Interest, and the Owner Trustee will cause the Certificate of Trust to be cancelled by preparing, executing and filing a certificate of cancellation with the Secretary of State of the State of Delaware according to Section 3810(c) of the Delaware Statutory Trust Act or as required by the Delaware Statutory Trust Act. On the filing of the certificate of cancellation, the Owner Trustee's services under this Agreement will simultaneously terminate. The Owner Trustee will promptly deliver a file-stamped copy of the certificate of cancellation to the Administrator.

ARTICLE IX
SUCCESSOR OWNER TRUSTEES AND ADDITIONAL OWNER TRUSTEES

Section 9.1.   Eligibility Requirements for the Owner Trustee.

(a)   General. The Owner Trustee must (i) be authorized to exercise corporate trust powers, (ii) have a combined capital and surplus of at least $50,000,000 and be subject to supervision or examination by federal or State authorities and (iii) have (or have a parent that has) a long-term debt rating of investment grade by each of the Rating Agencies or be acceptable to the Rating Agencies. If the Owner Trustee publishes reports of condition at least annually, under law or the requirements of its supervising or examining authority, then for the purpose of this Section 9.1, the combined capital and surplus of the Owner Trustee will be considered to be its combined capital and surplus as stated in its most recent report of condition so published. If the Owner Trustee ceases to be eligible according to this Section 9.1, it must resign immediately in the manner and with the effect stated in Section 9.2. The Owner Trustee will promptly notify the Depositor and the Administrator if it ceases to satisfy the requirements of this Section 9.1.

(b)   Trustee in Delaware. The Owner Trustee must satisfy Section 3807(a) of the Delaware Statutory Trust Act.

Section 9.2.   Resignation or Removal of the Owner Trustee.

(a)   Resignation. The Owner Trustee may resign and be discharged from the trusts created by this Agreement by giving notice to the Depositor and the Administrator.

(b)   Removal. The Administrator may remove the Owner Trustee on notice to the Owner Trustee and will remove the Owner Trustee if:

(i)   the Owner Trustee ceases to be eligible according to Section 9.1;

(ii)   the Owner Trustee is legally unable to act; or

(iii)   an Insolvency Event of the Owner Trustee has occurred and is continuing.

(c)   Successor. If the Owner Trustee resigns or the Administrator removes the Owner Trustee, the Administrator will promptly (i) appoint a successor Owner Trustee, by written instrument, in duplicate and (ii) deliver one copy of the instrument to the outgoing Owner Trustee and one copy to the successor Owner Trustee. The Owner Trustee will be entitled to payment through the date of its resignation or removal from distributions made under Section 8.2 of the Indenture. If no successor Owner Trustee is appointed and has accepted the appointment within 30 days after the Administrator's receipt of notice of resignation or removal of the Owner Trustee, the outgoing Owner Trustee may petition a court of competent jurisdiction for the appointment of a successor Owner Trustee. The right to appoint or to petition for the appointment of a successor Owner Trustee does not relieve the outgoing Owner Trustee from obligations imposed on it under the Transaction Documents until the appointment of the successor Owner Trustee has become effective.

(d)   Effectiveness of Resignation or Removal. No resignation or removal of the Owner Trustee and appointment of a successor Owner Trustee under this Section 9.2 will become effective until (i) the successor Owner Trustee accepts its appointment as the Owner Trustee under Section 9.3(a) and (ii) the successor Owner Trustee files the certificate of amendment to the Certificate of Trust referred to in Section 9.3(d). The Administrator will notify the Depositor, the Indenture Trustee and the Rating Agencies of any resignation or removal of the Owner Trustee.

Section 9.3.   Successor Owner Trustee.

(a)   General. A successor Owner Trustee appointed under Section 9.2 must execute and deliver to the Administrator and to its predecessor Owner Trustee an instrument accepting its appointment under this Agreement. On the resignation or removal of the predecessor Owner Trustee becoming effective under Section 9.2(d), the successor Owner Trustee, without further action, will become fully vested with the rights, powers, duties and obligations of its predecessor under this Agreement. The predecessor Owner Trustee will, on payment of its fees and expenses, deliver to the successor Owner Trustee all documents and amounts held by it under this Agreement, and the Administrator and the predecessor Owner Trustee will execute and deliver any documents and do other things reasonably required to vest and confirm in the successor Owner Trustee those rights, powers, duties and obligations.

(b)   Eligibility. No successor Owner Trustee may accept appointment in this Section 9.3 unless, at the time of the acceptance, the successor Owner Trustee is eligible under Section 9.1.

(c)   Notification. On the acceptance of appointment by a successor Owner Trustee under this Section 9.3, the Administrator will notify the Depositor, the Indenture Trustee, the Noteholders and the Rating Agencies of the successor Owner Trustee.

(d)   Certificate of Amendment. A successor Owner Trustee appointed under this Agreement will promptly file a certificate of amendment to the Certificate of Trust with the Secretary of State of the State of Delaware identifying the name and principal place of business of the successor Owner Trustee in the State of Delaware. The successor Owner Trustee will promptly deliver a file-stamped copy of the certificate of amendment to the Administrator.

Section 9.4.   Merger or Consolidation of the Owner Trustee. Any Person (a) into which the Owner Trustee may be merged or converted or with which it may be consolidated, (b) resulting from a merger, conversion or consolidation to which the Owner Trustee is a party or (c) succeeding to the corporate trust business of the Owner Trustee will, if that Person is eligible under Section 9.1, be the successor of the Owner Trustee under this Agreement without the execution or filing of a document or further action (except as required under this Section 9.4). The Owner Trustee will (i) notify the Issuer (who will notify the Rating Agencies) of the merger or consolidation within 15 Business Days of the event and (ii) file a certificate of amendment to the Certificate of Trust as required by Section 9.3(d).

Section 9.5.   Appointment of Separate Trustee or Co-Trustee.

(a)   General. For the purpose of meeting a legal requirement of any jurisdiction in which the Trust Property or a Financed Vehicle may be located, the Administrator and the Owner Trustee acting jointly will have the power and will execute and deliver instruments to appoint one or more Persons approved by the Owner Trustee to act as a separate trustee or as separate trustees, or as co-trustee, jointly with the Owner Trustee, of the Issuer, and to vest in that Person, in that capacity, the title to the Trust Property, and, subject to this Section 9.5, the powers, duties, obligations, rights and trusts as the Administrator and the Owner Trustee consider necessary or desirable. If the Administrator has not joined in the appointment within 15 Business Days of its receipt of a request so to do, the Owner Trustee will have the power to make the appointment. No separate trustee or co-trustee under this Agreement will be required to be eligible as a successor trustee under Section 9.1 and no notice of the appointment of a separate trustee or co-trustee is required.

(b)   Rights; Liability; Resignation or Removal. Each separate trustee and co-trustee will, if permitted by law, be appointed and act subject to the following:

(i)   all rights, powers, duties and obligations of the Owner Trustee will be exercised or performed by the Owner Trustee and the separate trustee or co-trustee jointly (it being understood that the separate trustee or co-trustee is not authorized to act separately without the Owner Trustee joining in the act), except if under the law of each jurisdiction in which a particular act or acts are to be performed, the Owner Trustee is incompetent or unqualified to perform the act or acts, in which event the rights, powers, duties and obligations (including the holding of title to the Trust Property or part of it) may be exercised and performed separately by the separate trustee or co-trustee, but solely at the direction of the Owner Trustee;

(ii)   no trustee under this Agreement will be personally liable by reason of an act or omission of another trustee under this Agreement; and

(iii)   the Administrator and the Owner Trustee acting jointly may accept the resignation of or remove a separate trustee or co-trustee.

(c)   <u>Joint or Separate Trusts</u>. Any notice, request or other writing given to the Owner Trustee will be considered given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing a separate trustee or co-trustee must refer to this Agreement and the conditions of this Article IX. Each separate trustee and co-trustee, on its acceptance of the trusts conferred, will be vested with the estates or property stated in its instrument of appointment, either jointly with the Owner Trustee or separately, as may be stated in that instrument, subject to this Agreement. The Owner Trustee will keep a copy of the instrument in its files and will deliver a copy of the instrument to the Administrator.

(d)   <u>Owner Trustee as Agent</u>. Any separate trustee or co-trustee may appoint the Owner Trustee as its agent or attorney-in-fact with full power and authority, if not prohibited by law, to do any lawful act under or relating to this Agreement on its behalf and in its name. If a separate trustee or co-trustee dies, becomes incapable of acting, resigns or is removed, its estates, properties, rights, remedies and trusts will vest in and be exercised by the Owner Trustee, if permitted by law, without the appointment of a new or successor trustee.

Section 9.6.   <u>Compliance with Delaware Statutory Trust Act</u>. The Issuer must have at least one trustee that meets the requirements of Section 3807(a) of the Delaware Statutory Trust Act.

ARTICLE X
OTHER AGREEMENTS

Section 10.1.   <u>Limitation on Rights of Others</u>. Except for Sections 2.6, 7.2 and 10.1, this Agreement is solely for the benefit of the Owner Trustee, the Depositor, the Administrator, the Servicer, the holder of the Residual Interest and, to the extent provided in this Agreement, the Indenture Trustee and the Secured Parties, and nothing in this Agreement (other than Section 2.6), whether express or implied, will be construed to give to any other Person any legal or equitable right, remedy or claim in the Trust Property or under or in respect of this Agreement or any covenants, conditions or provisions in this Agreement.

Section 10.2.   <u>No Petition</u>. The Owner Trustee (not in its individual capacity but solely as Owner Trustee), by entering into this Agreement, covenants and agrees that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor or (b) the Notes, it will not start or pursue against, or join any other Person in starting or pursuing against, the Depositor or the Issuer, respectively, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law. This Section 10.2 will survive the resignation or removal of the Owner Trustee under this Agreement and the termination of this Agreement.

Section 10.3.   <u>No Legal Title to Trust Property in the Holder of the Residual Interest</u>. The holder of the Residual Interest has no legal title to any part of the Trust Property. The holder

of the Residual Interest is entitled to receive distributions with respect to its Residual Interest only in accordance with Article VIII of the Indenture. No transfer, by operation of law or otherwise, of any right, title or interest of the Depositor to and in the Residual Interest in the Trust Property will operate to terminate this Agreement or the trusts under this Agreement or entitle any transferee to an accounting or to the transfer to it of legal title to any part of the Trust Property.


ARTICLE XI

MISCELLANEOUS


Section 11.1. Amendments.

(a) Ambiguity or Correction. This Agreement may be amended by the holder of the Residual Interest and the Owner Trustee, with prior notice by the Administrator to the Rating Agencies, without the consent of the Noteholders, for the purpose of curing an ambiguity or correcting or supplementing provisions in this Agreement inconsistent with other provisions of this Agreement.

(b) Without Noteholder Consent. This Agreement may be amended by the holder of the Residual Interest and the Owner Trustee, with prior notice by the Administrator to the Rating Agencies, without the consent of the Noteholders, for the purpose of adding provisions to or changing or eliminating the provisions of this Agreement, subject to the following conditions:

(i) the holder delivers an Officer's Certificate to the Indenture Trustee and the Owner Trustee stating that the amendment will not have a material adverse effect on the Notes; and

(ii) the holder delivers an Opinion of Counsel to the Indenture Trustee and the Owner Trustee stating that the amendment will not (A) cause a Note to be deemed sold or exchanged for purposes of Section 1001 of the Code, (B) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes or (C) adversely affect the treatment of the Notes as debt for U.S. federal income tax purposes.

(c) With Noteholder Consent. This Agreement also may be amended by the holder of the Residual Interest and the Owner Trustee, with prior notice by the Administrator to the Rating Agencies, for the purpose of adding provisions to or changing or eliminating the provisions of this Agreement, subject to the following conditions:

(i) (A) the Indenture Trustee, if its rights or obligations would be affected by the amendment consents (which consent may not be unreasonably withheld) and (B) the Noteholders of a majority of the Note Balance of each Class of Notes consent to the amendment (with each affected Class voting separately, except that Noteholders of Class A Notes will vote together as a single class); and

(ii) the holder delivers an Opinion of Counsel to the Indenture Trustee and the Owner Trustee stating that the amendment will not (A) cause a Note to be deemed sold or exchanged for purposes of Section 1001 of the Code, (B) cause the Issuer to be treated as

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an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes or (C) adversely affect the treatment of the Notes as debt for U.S. federal income tax purposes.

However, no amendment may (A) increase or reduce the amount of, or accelerate or delay the timing of, or change the allocation or priority of, collections of payments on Receivables or distributions that are required to be made for the benefit of the Secured Parties or (B) reduce the percentage of the Note Balance of the Notes required to consent to the amendment, in each case, without the consent of all affected Noteholders.

(d)   Notice to Indenture Trustee. Promptly after the execution of the amendment or consent, the Owner Trustee will notify the Indenture Trustee of the substance of the amendment or consent.

(e)   Consent to Substance. If the consent of the Noteholders or the Indenture Trustee is required under this Section 11.1, they do not need to approve the particular form of a proposed amendment or consent so long as their consent approves the substance of the proposed amendment or consent. The manner of obtaining those consents will be subject to reasonable requirements that the Owner Trustee may prescribe.

(f)   Certificate of Amendment. Promptly after the execution of any certificate of amendment to the Certificate of Trust, the Owner Trustee will cause the amendment to be filed with the Secretary of State of the State of Delaware. The Owner Trustee will promptly deliver a file-stamped copy of the certificate of amendment to the Administrator.

(g)   Opinions of Counsel.

(i)   Before the execution of an amendment to this Agreement or certificate of amendment to the Certificate of Trust, the Owner Trustee will be entitled to receive and rely on an Opinion of Counsel delivered by the holder of the Residual Interest stating that the execution of the amendment or certificate of amendment, as applicable, is authorized or permitted by this Agreement. The Owner Trustee may enter into the amendment or certificate of amendment that affects the Owner Trustee's own rights, duties or immunities under this Agreement or otherwise.

(ii)   For the execution of an amendment to this Agreement or an amendment to another agreement to which the Issuer is a party, the Owner Trustee will be entitled to receive and rely on an Opinion of Counsel delivered by the holder of the Residual Interest stating that the amendment is authorized or permitted by the Transaction Documents and that all conditions precedent in the Transaction Documents for the execution and delivery thereof by the Issuer or the Owner Trustee, as the case may be, have been satisfied.

Section 11.2. Notices.

(a)   Notices to Transaction Parties. All notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement must be in writing and will be considered given and made:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone or reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has been given access, on delivery of an email (without the requirement of confirmation of receipt) to the recipient stating that the electronic posting has been made.

A notice, request, demand, consent or other communication must be delivered or addressed as stated on Schedule B to the Sale and Servicing Agreement or at another address a party may designate by notice to the other parties.

(b)   Notices to Noteholders. Notices to a Noteholder will be considered given:

(i)   for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address for that Noteholder specified in the Note Register; and

(ii)   for Book-Entry Notes, when delivered under the procedures of the Clearing Agency.

Section 11.3. **GOVERNING LAW**. **THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF DELAWARE.**

Section 11.4. **WAIVER OF JURY TRIAL**. **EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDINGS RELATING TO THIS AGREEMENT.**

Section 11.5. Severability. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be considered severable from the remaining covenants, agreements or terms of this Agreement and will in no way affect the validity, legality or enforceability of the remaining Agreement.

Section 11.6. Headings. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

Section 11.7. Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

EXECUTED BY:

FORD CREDIT AUTO RECEIVABLES TWO LLC,
    as Depositor

By:_____
      Name:
      Title:

_____,
    as Owner Trustee

By:_____
      Name:
      Title:

Form of Certificate of Trust of
Ford Credit Auto Owner Trust 20__-__

This Certificate of Trust of FORD CREDIT AUTO OWNER TRUST 20__-__ (the "Trust") is being duly executed and filed by _____, a _____, as owner trustee (the "Owner Trustee"), to form a statutory trust under the Delaware Statutory Trust Act (12 Delaware Code, § 3801 et seq.) (the "Act").

      1.   Name. The name of the statutory trust formed hereby is "Ford Credit Auto Owner Trust 20__-__".

      2.   Owner Trustee. The name and business address of the sole trustee of the Trust in the State of Delaware is _____, _____.

      3.   Effective Date. This Certificate of Trust will be effective on filing.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has executed this Certificate of Trust according to Section 3811(a)(1) of the Act.

_____,
not in its individual capacity but solely as Owner Trustee

By:_____
    Name:
    Title:

EXHIBIT 36.1

FORD CREDIT AUTO RECEIVABLES TWO LLC

Chief Executive Officer's Certification

I, _____, as President and Assistant Treasurer (chief executive officer) of FORD CREDIT AUTO RECEIVABLES TWO LLC, a Delaware limited liability company (the "Registrant"), certify as of [date of final prospectus under 17 CFR §230.424] that:

1.   I have reviewed the prospectus relating to the Class A-1, Class A-2[a], [Class A-2b,] Class A-3, Class B and Class C Notes of Ford Credit Auto Owner Trust 20__-__ (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2.   Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3.   Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4.   Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: _____, 20__.

_____
[Name]
President and Assistant Treasurer
(chief executive officer)

EXHIBIT 99.1

PURCHASE AGREEMENT

between

FORD MOTOR CREDIT COMPANY LLC,
as Sponsor

and

FORD CREDIT AUTO RECEIVABLES TWO LLC,
as Depositor

Dated as of _____, 20__

TABLE OF CONTENTS

102004010v7

PURCHASE AGREEMENT, dated as of _____, 20__ (this "<u>Agreement</u>"), between FORD MOTOR CREDIT COMPANY LLC, a Delaware limited liability company, as Sponsor, and FORD CREDIT AUTO RECEIVABLES TWO LLC, a Delaware limited liability company, as Depositor.

BACKGROUND

In the regular course of its business, the Sponsor purchases retail installment sale contracts secured by new and used cars, light trucks and utility vehicles from motor vehicle dealers.

The Sponsor has determined to sell and assign, and the Depositor has determined to purchase, a pool of contracts and related property.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   <u>Usage and Definitions</u>. Capitalized terms used but not defined in this Agreement are defined in Appendix A to the Sale and Servicing Agreement, dated as of _____, 20__, among Ford Credit Auto Owner Trust 20__-__, as Issuer, Ford Credit Auto Receivables Two LLC, as Depositor, and Ford Motor Credit Company LLC, as Servicer. Appendix A also contains usage rules that apply to this Agreement. Appendix A is incorporated by reference into this Agreement.

ARTICLE II
SALE AND PURCHASE OF THE RECEIVABLES

Section 2.1.   <u>Sale of Purchased Property</u>. Effective on the Closing Date and immediately before the transactions under the Sale and Servicing Agreement, the Trust Agreement and the Indenture, the Sponsor sells and assigns to the Depositor, without recourse (other than the obligations of the Sponsor under this Agreement), all right, title and interest of the Sponsor, whether now owned or acquired in the future, in the Purchased Property. This sale and assignment does not, and is not intended to, result in the Depositor's assumption of any obligation of the Sponsor to the Obligors, the Dealers or any other Person relating to the Receivables and the other Purchased Property.

Section 2.2.   <u>Payment of Purchase Price</u>. In consideration for the Purchased Property, the Depositor will pay to the Sponsor $_____ on the Closing Date. The Depositor and the Sponsor each represents and warrants to the other that the amount paid by the Depositor on the Closing Date, together with the increase in the value in the Sponsor's capital in the Depositor, is equal to the fair market value of the Receivables and the other Purchased Property.

Section 2.3.   <u>Savings Clause</u>. The Sponsor and the Depositor intend that the sale and assignment under Section 2.1 be an absolute sale and assignment of the Purchased Property, conveying good title to the Purchased Property free and clear of any Lien other than Permitted Liens, from the Sponsor to the Depositor. The Sponsor and the Depositor intend that the

Purchased Property not be a part of the Sponsor's estate if there is a bankruptcy or insolvency of the Sponsor. If, despite the intent of the Sponsor and the Depositor, the transfer of the Purchased Property under this Agreement is determined to be a pledge relating to a financing or is determined not to be an absolute sale and assignment, the Sponsor grants to the Depositor a security interest in the Sponsor's right, title and interest in the Purchased Property to secure a loan in an amount equal to all amounts payable by the Sponsor under this Agreement, all amounts payable as principal or interest on the Notes, all amounts payable as Servicing Fees under the Sale and Servicing Agreement and all other amounts payable by the Issuer under the Transaction Documents. In that case, this Agreement will be a security agreement and the Depositor will have the rights and remedies of a secured party and creditor under the UCC.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1. <u>Representations and Warranties of the Sponsor</u>. The Sponsor represents and warrants to the Depositor as of the date of this Agreement and as of the Closing Date:

(a) <u>Organization and Qualification</u>. The Sponsor is duly organized and validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Sponsor is qualified as a foreign limited liability company in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Sponsor's ability to perform its obligations under this Agreement.

(b) <u>Power, Authority and Enforceability</u>. The Sponsor has the power and authority to execute, deliver and perform its obligations under this Agreement. The Sponsor has authorized the execution, delivery and performance of this Agreement. This Agreement is the legal, valid and binding obligation of the Sponsor, enforceable against the Sponsor, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c) <u>No Conflicts and No Violation</u>. The completion of the transactions under this Agreement, and the performance of its obligations under this Agreement, will not (i) conflict with, or be a breach or default under, any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Sponsor is a debtor or guarantor, (ii) result in the creation or imposition of a Lien on the properties or assets of the Sponsor under the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument (other than this Agreement), (iii) violate the Certificate of Formation or the Limited Liability Company Agreement of the Sponsor or (iv) violate a law or, to the Sponsor's knowledge, an order, rule or regulation that applies to the Sponsor of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Sponsor or its properties, which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Sponsor's ability to perform its obligations under this Agreement.

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(d)　　No Proceedings. To the Sponsor's knowledge, there are no proceedings or investigations pending or threatened in writing before a court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Sponsor or its properties: (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the completion of any of the transactions under this Agreement or (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Sponsor's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement.

(e)　　Investment Company Act. The Sponsor is not an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act.

(f)　　Good Title to Purchased Property. Immediately before the sale under this Agreement, the Sponsor had good title to the Purchased Property free and clear of any Lien other than Permitted Liens and, immediately after the sale under this Agreement, the Depositor will have good title to the Purchased Property, free and clear of any Lien other than Permitted Liens.

(g)　　Security Interest in Purchased Property.

(i)　　This Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in the Purchased Property in favor of the Depositor, which is prior to all other Liens, other than Permitted Liens, and is enforceable against all creditors of and purchasers from the Sponsor.

(ii)　　All filings (including UCC filings) necessary in any jurisdiction to give the Depositor a first priority, validly perfected ownership and security interest in the Purchased Property, to give the Issuer a first priority, validly perfected ownership and security interest in the Trust Property and to give the Indenture Trustee a first priority perfected security interest in the Collateral, will be made within ten days after the Closing Date.

(iii)　　All financing statements filed or to be filed against the Sponsor in favor of the Depositor describing the Purchased Property sold under this Agreement will contain a statement to the following effect: "A purchase of or security interest in any collateral described in this financing statement will violate the rights of the Secured Party/Assignee."

(iv)　　The Sponsor has not authorized the filing of and is not aware of any financing statements against the Sponsor that include a description of collateral covering any Purchased Property other than the financing statements relating to the security interest granted to the Depositor under this Agreement, by the Depositor to the Issuer under the Sale and Servicing Agreement or by the Issuer to the Indenture Trustee under the Indenture, or that has been terminated.

(h)　　Selection Procedures and Concentration Limits. The Sponsor did not use selection procedures believed to be adverse to the Noteholders in selecting the Receivables from other receivables of the Sponsor that satisfy the representations and warranties in Section 3.2.

No more than 0.1% of the Initial Pool Balance will be either (i) Receivables originated under United States law outside the United States for members of the United States military and (ii) Receivables originated by Ford Credit for the sale of Financed Vehicles to Dealers for dealership use.

Section 3.2.   Representations and Warranties of the Sponsor About the Receivables. The Sponsor represents and warrants to the Depositor about each Receivable as of the date of this Agreement and as of the Closing Date (except as stated in this Section 3.2), which representations and warranties the Depositor has relied on in purchasing the Receivables and will survive the sale of the Receivables to the Depositor, the subsequent sale of the Receivables to the Issuer under the Sale and Servicing Agreement and the pledge of the Receivables to the Indenture Trustee under the Indenture:

(a)   Origination of Receivables. The Receivable (i) was originated in the United States or under United States law outside the United States for a member of the United States military, (ii) was originated (A) by a Dealer for the retail sale of a Financed Vehicle in the ordinary course of the Dealer's business and was purchased by the Sponsor from a Dealer and validly assigned by the Dealer to the Sponsor or (B) by Ford Credit in the ordinary course of Ford Credit's business for the sale of a Financed Vehicle to a Dealer for dealership use and (iii) was signed by the parties to the Receivable.

(b)   Simple Interest. The Receivable (i) provides for equal monthly payments in U.S. dollars that fully amortize the Amount Financed by its stated maturity and yield interest at the Annual Percentage Rate and (ii) applies a simple interest method of allocating a fixed payment to principal and interest, so that the portion of the payment allocated to interest is equal to the APR multiplied by the principal balance multiplied by the number of days passed since the last payment of interest was made divided by 365.

(c)   Prepayment. The Receivable allows for prepayment and partial prepayments without penalty and requires that the Principal Balance be paid in full to prepay the contract in full.

(d)   No Government Obligors. The Receivable is not the obligation of the United States of America or a State or local government or of an agency, department, instrumentality or political subdivision of the United States or a State or local government.

(e)   Insurance. The Receivable requires the Obligor to obtain physical damage insurance covering the Financed Vehicle.

(f)   Credit and Collection Policy. The Receivable was underwritten according to the Credit and Collection Policy.

(g)   Valid Assignment. The Receivable was originated in, and is subject to the laws of, a jurisdiction under which the sale of the Receivable is lawful and is not void or voidable. The terms of the Receivable do not limit the right of the owner of the Receivable to sell the Receivable.

(h)   Compliance with Law. The Receivable complied in all material respects at the time it was originated with all requirements of federal, State and local laws in effect at the time.

(i)   Binding Obligation. The Receivable is on a form contract that includes rights and remedies allowing the holder to enforce the obligation and realize on the Financed Vehicle and represents the legal, valid and binding payment obligation of the Obligor, enforceable in all material respects by the holder of the Receivable, except as may be limited by bankruptcy, insolvency, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles and consumer protection laws.

(j)   Security Interest in Financed Vehicle. The Receivable is secured by a security interest in the Financed Vehicle, in favor of the Sponsor as secured party, which was validly created and is a perfected, first priority security interest, or the Sponsor has started procedures that will result in the perfection of a first priority security interest in the Financed Vehicle, and the security interest is assignable by the Sponsor to the Depositor.

(k)   Chattel Paper. The Receivable is either "tangible chattel paper" or "electronic chattel paper" within the meaning of the applicable UCC and there is only one original authenticated copy of the Receivable.

(l)   Servicing. As of the Cutoff Date, the Receivable has been serviced in compliance with all material requirements of federal, State and local laws, and according to the Credit and Collection Policy.

(m)   No Bankruptcy. As of the Cutoff Date, the Sponsor has not received actual notice that the Obligor on the Receivable is a debtor in a bankruptcy proceeding.

(n)   Receivable in Force. As of the Cutoff Date, neither the Sponsor's receivables system nor the Receivable File indicate that the Receivable was satisfied, subordinated or rescinded, or that the Financed Vehicle was released from the Lien created under the Receivable.

(o)   No Amendments or Modifications. No material term of the Receivable has been affirmatively amended or modified, except amendments and modifications that are recorded in the Sponsor's receivables system or in the Receivable File. As of the Cutoff Date, the Receivable was not amended to extend the due date for any payment other than a change of the monthly due date.

(p)   No Defenses. There are no rights of rescission, setoff, counterclaims or defenses asserted or threatened against the Receivable as recorded in the Sponsor's receivables system or in the Receivable File.

(q)   No Payment Default. Except for a payment that is not more than 30 days Delinquent as of the Cutoff Date, no payment default exists on the Receivable.

(r)   Maturity of Receivables. The Receivable has an original maturity of not greater than 72 months counting the period of up to 45 days from the origination date to the first payment date as a single month and without regard to any payment deferral period at the beginning of the term of the Receivable.

(s)   Scheduled Payments. The Receivable has a first scheduled due date not later than 30 days after the Cutoff Date.

(t)   Schedule of Receivables. The information in the Schedule of Receivables for the Receivable is true and correct in all material respects as of the Cutoff Date.

Section 3.3.   Repurchase of Receivables for Breach of Representations or Warranties by the Sponsor.

(a)   Repurchase of Receivables for Breach. If a Responsible Person of the Sponsor has actual knowledge, or receives notice from the Depositor, the Issuer, the Owner Trustee or the Indenture Trustee, of a breach of a representation or warranty made by the Sponsor under Section 3.2 that materially and adversely affects a Receivable, the Sponsor will repurchase the Receivable. The repurchase will occur as of the last day of the Collection Period in which the Sponsor obtained knowledge or was notified of the breach or, at the Sponsor's option, as of the last day of the next Collection Period, unless the breach is cured in all material respects by the last day of the Collection Period. The Sponsor will pay the Purchase Amount on the Business Day before the Payment Date after the Collection Period (or, with satisfaction of the Rating Agency Condition, on the Payment Date). If Ford Credit is the Servicer, the Sponsor may pay Purchase Amounts according to Section 4.3(c) of the Sale and Servicing Agreement.

(b)   Repurchase Sole Remedy. The sole remedy for a breach of the Sponsor's representations and warranties made in Section 3.2 is the Sponsor's repurchase of the Receivable under this Section 3.3. The Depositor will enforce the Sponsor's repurchase obligation under this Section 3.3. None of the Servicer, the Owner Trustee, the Indenture Trustee, the Sponsor, the Depositor or the Administrator will have a duty to investigate whether a breach of any representation or warranty has occurred or whether any Receivable is required to be repurchased under this Section 3.3.

(c)   Sale and Assignment of Repurchased Receivable. When the Sponsor's payment of the Purchase Amount for a Receivable is included in Available Funds for a Payment Date, the Depositor will be deemed to have sold and assigned to the Sponsor as of the last day of the second prior Collection Period all of the Depositor's right, title and interest in the Receivable and all security and documents relating to the Receivable. The sale will not require any action by the Depositor and will be without recourse, representation or warranty by the Depositor except the representation that the Depositor owns the Receivable free and clear of any Liens other than Permitted Liens. On the sale, the Servicer will mark its receivables systems to indicate that the receivable is no longer a Receivable and may take any action necessary or appropriate to transfer the Purchased Receivable, free from any Lien of the Depositor, the Issuer or the Indenture Trustee.

(d)   Dispute Resolution. The Sponsor acknowledges the dispute resolution terms in Section 2.5 of the Sale and Servicing Agreement, and agrees to be bound by such terms as if they were set out in this Agreement in full.

Section 3.4.   Representations and Warranties of the Depositor. The Depositor represents and warrants to the Sponsor as of the date of this Agreement and as of the Closing Date:

(a)   Organization and Qualification. The Depositor is duly organized and validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Depositor is qualified as a foreign limited liability company in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement.

(b)   Power, Authority and Enforceability. The Depositor has the power and authority to execute, deliver and perform its obligations under this Agreement. The Depositor has authorized the execution, delivery and performance of this Agreement. This Agreement is the legal, valid and binding obligation of the Depositor and enforceable against the Depositor, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   No Conflicts and No Violation. The completion of the transactions under this Agreement, and the performance of its obligations under this Agreement, will not (i) conflict with, or be a breach or default under, any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Depositor is a debtor or guarantor, (ii) result in the creation or imposition of a lien, charge or encumbrance on the properties or assets of the Depositor under the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument (other than the Sale and Servicing Agreement), (iii) violate the Certificate of Formation or Limited Liability Company Agreement of the Depositor or (iv) violate a law or, to the Depositor's knowledge, an order, rule or regulation that applies to the Depositor of a court or of a federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties, which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement.

(d)   No Proceedings. To the Depositor's knowledge, there are no proceedings or investigations pending or threatened in writing, before a court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the completion of the transactions under this Agreement or (iii) seeking a determination or ruling that would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement.

(e)   Not an Investment Company. The Depositor is not an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act.

ARTICLE IV
COVENANTS OF THE SPONSOR

Section 4.1.   Filing and Maintenance of Financing Statements.

(a)   Filing of Financing Statements. The Sponsor will file financing statements and continuation statements in the manner and place required by law to preserve, maintain and protect the interest of the Depositor in the Purchased Property. The Sponsor will promptly deliver to the Depositor file-stamped copies of, or filing receipts for, any financing statement and continuation statement.

(b)   Depositor Authorized to File Financing Statements. The Sponsor authorizes the Depositor to file financing or continuation statements, and amendments to the statements, in the jurisdictions and with the filing offices as the Depositor may determine are necessary or advisable to preserve, maintain and protect the interest of the Depositor in the Purchased Property. The financing and continuation statements may describe the Purchased Property as the Depositor may reasonably determine to ensure the perfection of the interest of the Depositor in the Purchased Property. The Depositor will promptly deliver to the Sponsor file-stamped copies of, or filing receipts for, any financing statement and continuation statement.

(c)   Relocation of Sponsor. The Sponsor will give the Depositor at least 60 days' notice of a relocation of its chief executive office or change in its corporate structure, form of organization or jurisdiction of organization if, as a result of the relocation or change, Section 9-307 of the UCC could require the filing of a new financing statement or an amendment to a previously filed financing or continuation statement and will promptly file new financing statements or amendments. The Sponsor will maintain its chief executive office within the United States and will maintain its jurisdiction of organization in only one State.

(d)   Change of Name of Sponsor. The Sponsor will not change its name in a manner that could make a financing statement or continuation statement filed under this Section 4.1 seriously misleading under Section 9-506 of the UCC, unless it gives the Depositor at least five days' notice of the change and promptly files amendments to all previously filed financing statements.

Section 4.2.   Account Records and Receivables Systems.

(a)   Account Records. The Sponsor will maintain accurate account records for each Receivable in sufficient detail to indicate the status of the Receivable, including payments received and amounts owing.

(b)   Receivables Systems. The Sponsor will indicate in its receivables systems that each Receivable is owned by the Depositor or its assignee on the Closing Date and will not change the indication until the Receivable has been paid in full by the Obligor or repurchased by the Sponsor or the Depositor or purchased or sold by the Servicer under any Transaction Document.

Section 4.3.   Inspections of the Sponsor. The Sponsor will permit the Depositor (or its designees) to visit the offices (or a representative office) of the Sponsor where it underwrites,

purchases and services receivables to conduct an examination of its operations, procedures, internal controls and records and to discuss the Sponsor's business operations with its officers and employees (which employees will be designated by the Sponsor). Such visits may be conducted no more than once during any year and will be scheduled during the Sponsor's normal business hours at a time or times reasonably convenient to the Sponsor and with a view to minimizing disruption to the Sponsor's business operations. Any visit will be conducted according to the Sponsor's rules and policies for safety and security on its premises and subject to the Sponsor's policies for confidentiality and privacy and subject to the terms and conditions of a confidentiality agreement satisfactory to the Sponsor. The Depositor will be responsible for its own costs and expenses for such visits.

ARTICLE V
OTHER AGREEMENTS

Section 5.1.   Costs and Expenses. The Sponsor will pay all expenses incurred in the performance of its obligations under this Agreement and all reasonable out-of-pocket costs and expenses of the Depositor relating to the perfection against third parties of the Depositor's right, title and interest in the Purchased Property and the enforcement of the obligations of the Sponsor under this Agreement.

Section 5.2.   No Petition. The Sponsor agrees that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor or (b) the Notes, it will not start or pursue against, or join any other Person in starting or pursuing against, the Depositor or the Issuer, respectively, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law. This Section 5.2 will survive the termination of this Agreement.

Section 5.3.   Limited Recourse. The Sponsor agrees that any claim that the Sponsor may seek to enforce against the Depositor under this Agreement is limited to the Purchased Property only and does not represent a claim against the assets of the Depositor as a whole or against assets other than the Purchased Property.

ARTICLE VI
MISCELLANEOUS

Section 6.1.   Amendments.

(a)   Amendments. This Agreement may be amended by the Depositor and the Sponsor, with notice by the Sponsor to the Rating Agencies, for any purpose if either (i) the Depositor or the Sponsor delivers an Officer's Certificate to the Issuer, the Owner Trustee and the Indenture Trustee stating that the amendment will not have a material adverse effect on the Notes or (ii) the Noteholders of a majority of the Note Balance of each Class of Notes adversely affected in any material respect consent to the amendment (with each affected Class voting separately, except that all Noteholders of Class A Notes will vote together as a single class).

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(b)   Form of Noteholders Consent. If the consent of the Noteholders is required, they do not need to approve the particular form of a proposed amendment so long as the consent approves the substance of the proposed amendment.

(c)   Notice of Amendments. Promptly on the execution of an amendment, the Sponsor will deliver a copy of the amendment to the Indenture Trustee and each Rating Agency.

Section 6.2.   Assignment; Benefit of Agreement; Third-Party Beneficiaries.

(a)   Assignment. This Agreement may not be assigned by the Sponsor without the prior consent of the Owner Trustee, the Indenture Trustee, the holder of the Residual Interest and the Noteholders of at least 66-2/3% of the Note Balance of the Notes.

(b)   Benefit of Agreement; Third-Party Beneficiaries. This Agreement is for the benefit of and will be binding on the parties to this Agreement and their permitted successors and assigns. The Issuer and the Indenture Trustee for the benefit of the Secured Parties will be third-party beneficiaries of this Agreement and may enforce this Agreement against the Sponsor. No other Person will have any right or obligation under this Agreement.

Section 6.3.   Notices.

(a)   Notices to Transaction Parties. All notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement will be in writing and will be considered given:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone or reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has access, on delivery (without the requirement of confirmation of receipt) of an email to the recipient stating that the electronic posting has been made.

Any notice, request, demand, consent or other communication must be delivered or addressed as stated in Schedule B to the Sale and Servicing Agreement or at another address as a party may designate by notice to the other party.

(b)   Notices to Noteholders. Notices to a Noteholder will be considered given:

(i)   for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address of that Noteholder as shown in the Note Register; or

(ii)   for Book-Entry Notes, when delivered under the procedures of the Clearing Agency, and will be considered properly given whether or not the Noteholder receives the notice.

Section 6.4.   **GOVERNING LAW**. **THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 6.5.   Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent it may do so, any objection that it may now or in the future have to the laying of the venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

Section 6.6.   **WAIVER OF JURY TRIAL**. **EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDING RELATING TO THIS AGREEMENT.**

Section 6.7.   No Waiver; Remedies. No failure or delay of any party in exercising any power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

Section 6.8.   Severability. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Agreement and will not affect the validity, legality or enforceability of the remaining Agreement.

Section 6.9.   Headings. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

Section 6.10.   Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

EXECUTED BY:

FORD MOTOR CREDIT COMPANY LLC,
   as Sponsor

By:_____
   Name:
   Title:

FORD CREDIT AUTO RECEIVABLES TWO LLC,
   as Depositor

By:_____
   Name:
   Title:

[Signature Page to Purchase Agreement]

Schedule of Receivables

Delivered to Depositor on My Docs at Closing

EXHIBIT 99.2

SALE AND SERVICING AGREEMENT

among

FORD CREDIT AUTO OWNER TRUST 20__-__,
as Issuer,

FORD CREDIT AUTO RECEIVABLES TWO LLC,
as Depositor

and

FORD MOTOR CREDIT COMPANY LLC,
as Servicer

Dated as of ____, 20__

TABLE OF CONTENTS

SALE AND SERVICING AGREEMENT, dated as of ___, 20__ (this "Agreement"), among FORD CREDIT AUTO OWNER TRUST 20__-__, a Delaware statutory trust, as Issuer, FORD CREDIT AUTO RECEIVABLES TWO LLC, a Delaware limited liability company, as Depositor, and FORD MOTOR CREDIT COMPANY LLC, a Delaware limited liability company, as Servicer.

BACKGROUND

The Depositor has purchased a pool of retail installment sale contracts secured by new and used cars, light trucks and utility vehicles from Ford Credit and has determined to sell and assign them to the Issuer under this Agreement.

The Issuer has determined to appoint the Servicer to service the contracts for the Issuer.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Agreement are defined in Appendix A. Appendix A also contains usage rules that apply to this Agreement. Appendix A is incorporated by reference into this Agreement.

ARTICLE II
TRUST PROPERTY; REPRESENTATIONS AND
WARRANTIES OF THE DEPOSITOR

Section 2.1.   Sale of Trust Property. In consideration of the Issuer's delivery to the Depositor of Notes with an aggregate Note Balance of $_____ and the rights to distributions under Section 8.2 of the Indenture, the Depositor irrevocably sells and assigns to the Issuer, without recourse (subject to the obligations of the Depositor under this Agreement), all right, title and interest of the Depositor, whether now owned or acquired in the future, in the Trust Property. This sale and assignment does not, and is not intended to, result in the Issuer's assumption of any obligation of the Depositor or Ford Credit to the Obligors, the Dealers or any other Person relating to the Receivables and the other Trust Property.

Section 2.2.   Savings Clause. The Depositor and the Issuer intend that the sale and assignment under Section 2.1 be an absolute sale and assignment of the Trust Property, conveying good title free and clear of any Lien, other than Permitted Liens, from the Depositor to the Issuer. The Depositor and the Issuer intend that the Trust Property not be a part of the Depositor's estate if there is a bankruptcy or insolvency of the Depositor. If, despite the intent of the Depositor and the Issuer, the transfer of the Trust Property under this Agreement is determined to be a pledge relating to a financing or is determined not to be an absolute sale and assignment, the Depositor grants to the Issuer a first priority perfected security interest in the Depositor's right, title and interest in the Trust Property to secure a loan in an amount equal to all amounts payable by the Depositor under this Agreement, all amounts payable as principal and interest on the Notes, all amounts payable as Servicing Fees under this Agreement and all fees and expenses of the Indenture Trustee or the Owner Trustee. In that case, this Agreement will be

a security agreement under law and the Issuer will have the rights and remedies of a secured party and creditor under the UCC.

Section 2.3.   Representations and Warranties of the Depositor about the Trust Property.

(a)   Representations and Warranties from the Purchase Agreement. Ford Credit made representations and warranties to the Depositor about the Receivables in Section 3.2 of the Purchase Agreement, and has consented to the sale by the Depositor to the Issuer of the Depositor's rights to these representations and warranties. Under Section 2.1, the Depositor has sold to the Issuer the Depositor's rights under the Purchase Agreement, including the right to require Ford Credit to repurchase any Receivables if there is a breach of Ford Credit's representations and warranties. In addition, the Depositor represents and warrants as of the Closing Date that the representations and warranties about the Receivables in Section 3.2 of the Purchase Agreement are true and correct in all material respects. The Issuer has relied on Ford Credit's representations and warranties in the Purchase Agreement and on the Depositor's representations and warranties in this Section 2.3(a) in purchasing the Receivables, which representations and warranties will survive the sale of the Receivables to the Issuer and the pledge of the Receivable to the Indenture Trustee under the Indenture.

(b)   Representations and Warranties as to Security Interest. If the transfer of the Trust Property under this Agreement is determined to be a pledge relating to a financing or is determined not to be an absolute sale and assignment, the Depositor represents and warrants to the Issuer as of the Closing Date that:

(i)   this Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in the Trust Property in favor of the Issuer which security interest is prior to all other Liens, and is enforceable against creditors of and purchasers from the Depositor;

(ii)   the Sponsor has started procedures that will result in the perfection of a first priority security interest against each Obligor in the Financed Vehicles;

(iii)   the Trust Property is "chattel paper," "instruments" or "general intangibles" within the meaning of the applicable UCC;

(iv)   immediately before the sale under this Agreement, the Depositor owned and had good and marketable title to the Trust Property free and clear of any Lien other than Permitted Liens; the Depositor has received all consents and approvals required by the Trust Property to grant to the Issuer its right, title and interest in the Trust Property, except to the extent the requirement is rendered ineffective under the applicable UCC;

(v)   the Depositor has caused, or will cause within ten days after the Closing Date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under law in order to perfect the security interest granted in the Trust Property to the Issuer;

(vi)   other than the security interest granted to the Issuer under this Agreement, the Depositor has not sold or granted a security interest in any of the Trust Property; the

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Depositor has not authorized the filing of and is not aware of any financing statements against the Depositor that include a description of collateral covering the Trust Property, other than the financing statements relating to the security interest granted to the Issuer and is not aware of any judgment or tax lien filings against it; and

(vii)   all financing statements filed or to be filed against the Depositor, or any assignor of which the Depositor is the assignee, in favor of the Issuer under this Agreement describing the Trust Property will contain a statement to the following effect: "The purchase of or grant of a security interest in any collateral described in this financing statement will violate the rights of the Secured Parties."

The representations and warranties in this Section 2.3(c), will survive termination of this Agreement and may not be waived by the Issuer or the Indenture Trustee.

Section 2.4.   Repurchase of Receivables for Breach of Representations or Warranties by the Depositor.

(a)   Repurchase on Breach. If a Responsible Person of the Depositor has actual knowledge, or receives notice from the Issuer, the Owner Trustee or the Indenture Trustee, of a breach of a representation or warranty made by the Depositor under Section 2.3 that materially and adversely affects a Receivable, the Depositor will repurchase the Receivable.   The repurchase will occur as of the last day of the Collection Period in which the Depositor obtained knowledge or was notified of the breach or, at the Depositor's option, as of the last day of the next Collection Period, unless the breach is cured in all material respects by the last day of the Collection Period. The Depositor will pay (or cause to be paid) the Purchase Amount on the Business Day before the Payment Date after the Collection Period (or, with satisfaction of the Rating Agency Condition, on the Payment Date). If Ford Credit is the Servicer, the Depositor may cause any Purchase Amount to be paid according to Section 4.3(c).

(b)   Repurchase Sole Remedy. The sole remedy for a breach of the representations and warranties of the Depositor in Sections 2.3 and 5.1 is (i) to require the Depositor to repurchase the materially and adversely affected Receivable or (ii) to require the Depositor or the Indenture Trustee to enforce the obligation of Ford Credit to repurchase the materially and adversely affected Receivable under Section 3.3(a) of the Purchase Agreement. None of the Servicer, the Owner Trustee, the Indenture Trustee, the Depositor or the Administrator will have a duty to investigate whether a breach of any representation or warranty has occurred or whether any Receivable is required to be repurchased under Section 2.4(a).

(c)   Sale and Assignment of Repurchased Receivable. When the Purchase Amount is included in Available Funds for a Payment Date, the Issuer will, without further action, be deemed to have sold and assigned to the Depositor as of the last day of the second prior Collection Period all of the Issuer's right, title and interest in and to the Receivable repurchased by the Depositor under Section 2.4(a) and security and documents relating to the Receivable. The sale will not require any action by the Issuer and will be without recourse, representation or warranty by the Issuer except the representation that the Issuer owns the Receivables free and clear of any Lien, other than Permitted Liens. On the sale, the Servicer will mark its receivables systems to indicate that the receivable is no longer a Receivable and may take any action

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necessary or appropriate to evidence the sale of the receivable, free from any Lien of the Issuer or the Indenture Trustee.

Section 2.5.   Dispute Resolution.

(a)   Request for Dispute Resolution. If the Issuer, the Owner Trustee or the Indenture Trustee (the "Requesting Party") requests that the Depositor and/or the Sponsor repurchase a Receivable due to an alleged breach of a representation and warranty in Section 2.3 or Section 3.2 of the Purchase Agreement, and the repurchase request has not been resolved within 180 days of the receipt of notice of the request by the Depositor or the Sponsor, the Requesting Party may refer the matter to either mediation or third-party arbitration. The Requesting Party will notify the Depositor and the Sponsor of its intention to refer the matter to mediation or arbitration within [30] days after the end of the 180 day period. The Depositor and the Sponsor agree to participate in the dispute resolution method selected by the Requesting Party.

(b)   Mediation. If the Requesting Party selects mediation for dispute resolution:

(i)   The mediation will be administered by _____ under its _____ (the "Rules") in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation of the dispute, the matter will be administered by another nationally recognized mediation organization selected by the Sponsor, using its relevant rules then in effect. However, if any rules of the mediation organization are inconsistent with the procedures for the mediation stated in this Agreement, the procedures in this Agreement will apply.

(ii)   The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least ___ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent mediators maintained by _____. _____ will deliver a list of at least ten potential mediators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential mediators in order of preference. The mediator will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.

(iii)   The parties will use commercially reasonable efforts to begin the mediation within ___ Business Days of the selection of the mediator and to conclude the mediation within ___ days of the start of the mediation.

(iv)   The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(c)   Arbitration. If the Requesting Party selects arbitration for dispute resolution:

(i)   The arbitration will be administered by _____ under its _____ (the "Rules") in effect at the time of the arbitration. If _____ no longer exists, or if its rules would no longer permit arbitration of the

dispute, the matter will be administered by another nationally recognized arbitration organization selected by the Sponsor, using its relevant rules then in effect. However, if any rules of the arbitration organization are inconsistent with the procedures for the arbitration stated in this Agreement, the procedures in this Agreement will apply.

(ii)   [The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters, and who will be appointed from a list of independent arbitrators maintained by _____. _____ will deliver a list of at least ten potential arbitrators to each party, who will each have the right to exercise [two] peremptory challenges within ___ days and to rank the remaining potential arbitrators in order of preference. The arbitrator will be the attorney whose name appears first on both lists submitted by the parties. _____ will select the mediator in the case of a tie and if the first choice is not available will repeat the process until someone is available.] [The arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the Requesting Party within five Business Days of providing notice to the Depositor or the Sponsor, as applicable, of its selection of arbitration, (ii) one to be appointed by the Depositor or the Sponsor, as applicable, within five Business Days of that appointment and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators within five Business Days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by _____ pursuant to the Rules. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

(iii)   The arbitrator[s] will be independent and impartial and will comply with the Code of Ethics for Arbitrators in Commercial Disputes in effect at the time of the arbitration. Before accepting an appointment, the arbitrator[s] must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the proceedings within the stated time schedule.   The arbitrator[s] may be removed by _____ for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(iv)   After consulting with the parties, the arbitrator[s] will establish procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within ___ days. The arbitrator[s] will have the authority to schedule, hear, and determine all motions, including dispositive and discovery motions, according to then-prevailing New York law, and will do so on the motion of any party to the arbitration.

(v)   Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration: [(A) ___ party witness depositions, (B) ___ interrogatories, (C) ___ document requests, and (D) ___ requests for admissions,] except

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that the arbitrator[s] will have the ability to grant any party additional discovery if the arbitrator determines good cause is shown that the additional discovery is reasonable and necessary.

(vi) The arbitrator[s] will make its final determination no later than ___ days after appointment. The arbitrator[s] will resolve the dispute according to the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator[s] will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration (including the fees of the arbitrator[s], cost of any record or transcript of the arbitration, and administrative fees) to the parties as determined by the arbitrator[s] in [its][their] reasonable discretion. Each party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration. The determination of the arbitrator[s] will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable unless the determination is against the Depositor or the Sponsor and exceeds the cost of the requested reallocation (excluding the costs of the arbitration as awarded by the arbitrator), then the Depositor or the Sponsor, as applicable, has a right to appeal the determination to a court of competent jurisdiction. Subject to the prior sentence, the determination may be enforced in any court of competent jurisdiction.

(vii) By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.

(viii) No person may bring a putative or certificated class action to arbitration. If this waiver of class action rights is found to be unenforceable for any reason, the parties agree that they will bring their claims in a court of competent jurisdiction.

(d) <u>Additional Conditions</u>. For each mediation or arbitration:

(i) Any mediation or arbitration will be held in New York, New York, and any party may participate by teleconference or video conference.

(ii) The parties will have the right to seek provisional relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, if such relief is available by law.

(iii) No personally identifiable customer information will be required to be produced by the Depositor or the Sponsor for purposes of any mediation or arbitration. The details and/or existence of any unresolved repurchase request, any informal meetings, mediations or arbitration proceedings conducted under this Section 3.10, including all offers, promises, conduct and statements made in the course of the parties' attempt to resolve the repurchase request, and any discovery taken in any arbitration, will be confidential, privileged and inadmissible for any purpose in any mediation, arbitration, litigation or other proceeding (including any proceeding under this Section 3.10). This information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and

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representatives, as reasonably required in connection with any dispute resolution procedure under this Section 3.10), except as required by law, regulatory requirement or court order. If a party to a dispute resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.


ARTICLE III
ADMINISTRATION AND SERVICING OF RECEIVABLES
AND OTHER TRUST PROPERTY


Section 3.1.   Engagement; Servicing of the Receivables.

(a)   Engagement of Servicer. The Issuer engages Ford Credit to act as the Servicer of the Receivables for the Issuer and the Indenture Trustee and Ford Credit accepts the engagement.

(b)   Servicing of the Receivables. The Servicer will manage, service, administer and collect on the Receivables with reasonable care using that degree of skill and attention that the Servicer exercises for all comparable automotive receivables that it services for itself or others according to the Credit and Collection Policy and will comply with all material requirements of law. The Servicer's duties will include:

(i)   collecting and applying all payments made on the Receivables;

(ii)   investigating delinquencies;

(iii)   sending invoices, notices and responding to inquiries of Obligors;

(iv)   processing requests for extensions, modifications and adjustments;

(v)   administering payoffs, defaults and delinquencies;

(vi)   repossessing of converting the possession of the Financed Vehicle securing any Receivable that the Servicer determines is unlikely to be paid in full;

(vii)   selling repossessed Financed Vehicles at public or private sale or auction;

(viii)   collecting any remaining balances after charge off of the Receivables;

(ix)   maintaining accurate and complete accounts and receivables systems for servicing the Receivables;

(x)   providing to the Custodian copies, or access to, any documents that modify information in the Receivable Files; and

(xi)   preparing and providing Monthly Investor Reports and any other periodic reports required to be prepared by the Servicer under this Agreement.


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(c)   Collection of Payments; Extensions and Amendments. The Servicer will use reasonable efforts to collect all payments due under the Receivables. The Servicer may waive late payment charges or other fees that may be collected in the ordinary course of servicing a Receivable. The Servicer may grant extensions, refunds, rebates or adjustments on any Receivable or amend any Receivable according to the Credit and Collection Policy. However, if the Servicer (i) grants extensions on a Receivable resulting in the final payment date of the Receivable being later than the Final Scheduled Payment Date of the most junior Class of Notes issued by the Issuer, (ii) modifies the Amount Financed under a Receivable, (iii) modifies the APR of a Receivable or (iv) increases the number of originally scheduled due dates of the Receivable, it will purchase the Receivable under Section 3.2, unless it is required to take the action by law or court order.

(d)   Maintenance of Security Interests in Financed Vehicles. The Servicer will take all necessary steps to maintain perfection of the security interest created under each Receivable in the Financed Vehicle. The Issuer authorizes the Servicer to take all actions necessary to continue perfection of the security interest on behalf of the Issuer and the Indenture Trustee if a Financed Vehicle is relocated to another State or for any other reason. Unless required by law or court order, the Servicer will not release a Financed Vehicle from the security interest created under the Receivable, except (i) on payment in full of the Receivable, (ii) to receive proceeds from insurance covering the Financed Vehicle, (iii) on repossession, (iv) on discounted settlement of the Receivable or (v) on abandonment, in each case, according to the Credit and Collection Policy.

(e)   No Impairment. The Servicer will not impair in any material respect the rights of the Issuer or the Indenture Trustee in any Receivable except according to the Credit and Collection Policy or as permitted by this Agreement.

(f)   Other Action.

(i)   Effective as of the date of this Agreement, the Receivables are assigned to the Servicer solely for the purpose of permitting the Servicer to perform its duties under this Agreement, including the start or pursuit of or participation in legal proceedings to enforce a Receivable or otherwise related to a Receivable. If in an enforcement or legal proceeding it is held that the Servicer may not enforce a Receivable on the ground that it is not a real party in interest or a holder entitled to enforce the Receivable, the Owner Trustee, on behalf of the Issuer, will, at the Servicer's expense and direction, assign the Receivable to the Servicer solely for that purpose or take steps to enforce the Receivable, including bringing suit in the names of the Indenture Trustee, the Noteholders and the Issuer. On request of the Servicer, the Owner Trustee will furnish the Servicer with powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties under this Agreement.

(ii)   The Servicer is authorized to execute and deliver, on behalf of itself, the Issuer, the Owner Trustee, the Indenture Trustee and the Noteholders, any instruments of satisfaction, cancellation, partial or full release or discharge, and other comparable instruments, for the Receivables and the Financed Vehicles.

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Section 3.2.   Purchase of Receivables on Breach by the Servicer.

(a)   Purchase Amount.

(i)   If a Responsible Person of the Servicer has actual knowledge, or receives notice from the Depositor, the Issuer, the Owner Trustee or the Indenture Trustee, of a breach of the covenants in Sections 3.1(c) or (d) that materially and adversely affects a Receivable, the Servicer will purchase the Receivable. The purchase will occur as of the last day of the Collection Period in which the Servicer obtained knowledge or was notified of the breach or, at the Servicer's option, as of the last day of the next Collection Period, unless the breach is cured in all material respects by the last day of the Collection Period. The Servicer will pay the Purchase Amount on the Business Day before the Payment Date after the Collection Period (or, with satisfaction of the Rating Agency Condition, on the Payment Date).

(ii)   On the occurrence of any of the conditions requiring purchase of a Receivable in Section 3.1(b), the Servicer will purchase the Receivable affected by the occurrence by depositing the Purchase Amount into the Collection Account on the Business Day before the Payment Date after the Collection Period (or, with satisfaction of the Rating Agency Condition, on the Payment Date) in which the modification is made.

(iii)   If the Servicer, in its sole discretion, determines that as a result of a receivables systems error or receivables systems limitation or for any other reason the Servicer is unable to service a Receivable according to the Credit and Collection Policy and the terms of this Agreement, the Servicer may purchase the Receivable by depositing the Purchase Amount into the Collection Account on the Business Day before the Payment Date after the Collection Period (or, with satisfaction of the Rating Agency Condition, on the Payment Date) in which the determination is made.

(iv)   If the Servicer offers extensions to Obligors located in states and counties declared to be major disaster areas by the Federal Emergency Management Agency prior to the Closing Date, the Servicer will repurchase the Receivables of the Obligors that accept the offered extensions by depositing the Purchase Amount for such Receivables into the Collection Account on the Business Day preceding the Payment Date (or, with satisfaction of the Rating Agency Condition, on such Payment Date) after the Servicer determines such Receivables are part of the Purchased Property.

(v)   If Ford Credit is the Servicer, it may pay any Purchase Amounts according to Section 4.3(c).

(b)   Repurchase Sole Remedy for Breach. The sole remedy (except as stated in Section 6.3) of the Issuer, the Indenture Trustee, the Owner Trustee and the Secured Parties for a breach of the covenants made by the Servicer in Section 3.1(c) or (d) or the occurrence of a condition stated in Section 3.1(b) is the Servicer's purchase of the Receivable under this Section 3.2. None of the Servicer, the Owner Trustee, the Indenture Trustee, the Sponsor, the Depositor or the Administrator will have a duty to investigate whether a breach or a condition has occurred

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that would require the purchase of any Receivable under this Section 3.2 or whether any Receivables is required to be purchased under this Section 3.2.

(c)   Sale and Assignment of Purchased Receivables. When the Servicer's payment of the Purchase Amount for a Receivable is included in Available Funds for a Payment Date, the Issuer will be deemed to have sold and assigned to the Servicer as of the last day of the second prior Collection Period all of the Issuer's right, title and interest in the Receivable and all security and documents relating to the Receivable. The sale will not require any action by the Issuer and will be without recourse, representation or warranty by the Issuer except the representation that the Issuer owns the Receivables free and clear of any Liens, other than Permitted Liens. On the sale, the Servicer will mark its receivables systems to indicate that the receivable is no longer a Receivable and may take any action necessary or appropriate to transfer the Purchased Receivable, free from any Lien of the Issuer or the Indenture Trustee.

Section 3.3.   Sale of Charged Off Receivables. The Servicer may sell a Receivable that has been charged off. Proceeds of any sale allocable to the charged off Receivable will be Recoveries. If the Servicer elects to sell a charged off Receivable, the Receivable will be deemed to have been sold and assigned by the Issuer to the Servicer immediately before the sale by the Servicer. The sole right of the Issuer and the Indenture Trustee for any Receivable sold under this Section 3.3 will be to receive the Recoveries. On the sale, the Servicer will mark its receivables systems indicating that the receivable sold is no longer a Receivable and may take any action necessary or appropriate to evidence the sale of the receivable free from any Lien of the Issuer or the Indenture Trustee.

Section 3.4.   Servicer Reports and Notices.

(a)   Monthly Investor Report. At least two Business Days before each Payment Date, the Servicer will deliver to the Owner Trustee, the Note Paying Agent, the Indenture Trustee, the Depositor and the Rating Agencies, a servicing report substantially in the form of Exhibit A (the "Monthly Investor Report"), for the prior Collection Period and the Payment Date. A Responsible Person of the Servicer will certify that the information in each Monthly Investor Report is accurate in all material respects.

(b)   Annual Statement of Compliance.   The Servicer will deliver to the Administrator, the Issuer, the Indenture Trustee and each Rating Agency within 90 days after the end of each year, beginning with the year after the Closing Date, an Officer's Certificate signed by a Responsible Person of the Servicer, stating that (i) a review of the Servicer's activities during the prior year and of its performance under this Agreement has been made under the Responsible Person's supervision and (ii) to the Responsible Person's knowledge, based on the review, the Servicer has fulfilled in all material respects all of its obligations under this Agreement throughout the prior year or, if there has been a failure to fulfill any obligation in any material respect, stating each failure known to the Responsible Person and the nature and status of the failure. A copy of this Officer's Certificate may be obtained by any Noteholder or Note Owner by request to the Indenture Trustee.

(c)   Notice of Servicer Termination Event. The Servicer will notify the Depositor, the Owner Trustee, the Indenture Trustee and each Rating Agency of any Servicer Termination

Event or any event that with the giving of notice or lapse of time, or both, would become a Servicer Termination Event, no later than five Business Days after a Responsible Person of the Servicer obtains actual knowledge of the event.

(d)   <u>Compliance with Obligations under Sarbanes-Oxley Act</u>. If directed by the Administrator, the Servicer will prepare, execute and deliver all certificates or other documents required to be delivered by the Issuer under the Sarbanes-Oxley Act of 2002.

(e)   <u>Report on Assessment of Compliance with Servicing Criteria and Attestation</u>. The Servicer will:

(i)   deliver to the Administrator, the Issuer, the Indenture Trustee and each Rating Agency, a report on its assessment of compliance with the minimum servicing criteria during the prior year, including disclosure of any material instance of non-compliance identified by the Servicer, as required by Rule 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB under the Securities Act; and

(ii)   cause a firm of registered public accountants that is qualified and independent within the meaning of Rule 2-01 of Regulation S-X under the Securities Act to deliver an attestation report that satisfies the requirements of Rule 13a-18 or Rule 15d-18 under the Exchange Act and Item 1122 of Regulation AB on the Servicer's assessment of compliance with servicing criteria for the prior year. The attestation report will be addressed to the board of directors of the Servicer and the Servicer will deliver copies to the Issuer, the Administrator and the Indenture Trustee. The attestation report will comply with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act. The attestation report will indicate that the firm is qualified and independent within the meaning of Rule 2-01 of Regulation S-X under the Securities Act.

These reports will be delivered within 90 days after the end of each year, beginning in the year after the Closing Date. A copy of these reports may be obtained by any Noteholder or Note Owner by request to the Indenture Trustee.

(f)   <u>Delivery of Tax Information</u>. To the extent required by law, the Servicer will deliver to the Owner Trustee for distribution to the holder of the Residual Interest information for the preparation of the holder's federal and State income tax returns.

(g)   <u>Termination of Reporting Obligation</u>. The Servicer's obligation to deliver or cause the delivery of reports under this Section 3.4, other than tax reports under Section 3.4(f), will terminate on payment in full of the Notes.

(h)   <u>Authorized Persons of Servicer</u>. On or before the Closing Date, the Servicer will notify the Indenture Trustee and the Owner Trustee stating (i) each Person who will be authorized to give instructions and directions to the Indenture Trustee and the Owner Trustee on behalf of the Servicer and (ii) each Person who is a Responsible Person for the Servicer, which Persons may be changed from time to time by notice to the Indenture Trustee and the Owner Trustee.

Section 3.5.   Securities and Exchange Commission Filings. To the extent permitted by law, the Servicer is authorized to execute and, on the request of the Issuer or the Administrator, will execute and file, on behalf of the Issuer, any Securities and Exchange Commission filings required to be filed by the Issuer under Section 7.3 of the Indenture.

Section 3.6.   Servicer's Fees. On each Payment Date, the Issuer will pay the Servicing Fee to the Servicer according to Section 8.2 of the Indenture. In addition, the Servicer may retain any Supplemental Servicing Fees and will be entitled to receive investment earnings (net of investment losses and expenses) on funds in the Bank Accounts in each Collection Period.

Section 3.7.   Servicer's Expenses. Except as otherwise stated in this Agreement, the Servicer will pay all expenses incurred by it in connection with servicing the Receivables under this Agreement, including fees and disbursements of independent accountants, taxes imposed on the Servicer and expenses incurred to prepare reports, certificate or notices under this Agreement. The Servicer will be reimbursed under this Agreement for (i) amounts paid by the Servicer that are charged to the account of an Obligor according to the Credit and Collection Policy and (ii) amounts paid by the Servicer to third parties for collection and for repossession, transportation, reconditioning and disposition of a Financed Vehicle.

Section 3.8.   Custodian.

(a)   Appointment of Custodian. To reduce administrative costs and facilitate the servicing of the Receivables by the Servicer, the Issuer appoints Ford Credit, in its capacity as the Servicer, to act as the Custodian of the Receivables for the Issuer and the Indenture Trustee. Ford Credit accepts the appointment and agrees to perform the custodial services in this Section 3.8.

(b)   Custody of Receivable Files. The Custodian will hold and maintain in custody the following documents for each Receivable (the "Receivable File") for the benefit of the Issuer and the Indenture Trustee using reasonable care and according to the Credit and Collection Policy:

(i)   the original Receivable, if in tangible form, or an authoritative copy of the Receivable, if in electronic form;

(ii)   the credit application signed by the Obligor;

(iii)   the original certificate of title or other documents evidencing the security interest of Ford Credit in the Financed Vehicle; and

(iv)   all other documents, notices and correspondence relating to the Receivable, the Obligor or the Financed Vehicle that the Servicer generates in the course of servicing the Receivable.

Except as stated above, any document in the Receivable File may be a photocopy or in electronic format or may be converted to electronic format at any time. The Custodian will maintain the Receivable Files, including any receivables systems on which the Receivable Files

are electronically stored, in a manner that will permit the Servicer and the Issuer to comply with this Agreement and the Indenture Trustee to comply with the Indenture.

(c) <u>Delivery of the Receivable Files</u>. The Receivable Files are constructively delivered to the Indenture Trustee, as pledgee of the Issuer under the Indenture, and the Custodian confirms to the Issuer and the Indenture Trustee that it has received the Receivable Files. None of the Issuer, the Owner Trustee or the Indenture Trustee is required to review any Receivable Files to confirm its contents.

(d) <u>Location of Receivable Files</u>. The Custodian will maintain the Receivable Files (or access to any Receivable Files stored in an electronic format) at one of its offices or the offices of one of its custodians in the United States. On request, the Custodian will provide a list of locations of the Receivable Files to the Depositor, the Issuer and the Indenture Trustee.

(e) <u>Access to Receivable Files</u>. The Custodian will give the Servicer with access to the Receivable Files and on request from the Servicer, the Custodian will promptly release any document in the Receivable Files to the Servicer for purposes of servicing the Receivables. The Servicer will have no liability if the Custodian refuses to release documents to the Servicer. The Custodian will give the Depositor, the Issuer and the Indenture Trustee access to the Receivable Files and the receivables systems at offices designated by the Custodian without charge, but only on reasonable request, during normal business hours, which access will be subject to the Custodian's safety, security and confidentiality procedures and a confidentiality agreement satisfactory to the Custodian and privacy law.

(f) <u>Effective Period and Termination of Custodian</u>. Ford Credit's appointment as custodian is effective as of the Cutoff Date and will continue until terminated under this Section 3.8(f). If Ford Credit resigns as Servicer according to Section 6.6 or the Servicer is terminated under Section 7.1, the appointment of Ford Credit as custodian under this Agreement may be terminated in the same manner as the Servicer may be terminated under Section 7.1. As soon as practicable after any termination of its appointment as custodian, the Custodian will deliver the Receivable Files to the Indenture Trustee or its designee or successor custodian at the place as the Indenture Trustee may reasonably designate. All reasonable costs and expenses incurred in transferring the Receivable Files and otherwise transitioning the custodial services to the successor custodian will be paid by the predecessor custodian on receipt of an invoice and reasonable detail of the costs and expenses.

(g) <u>Custodian as Nominee Lienholder/Secured Party</u>. For administrative convenience and to further facilitate the servicing of the Receivables by the Servicer, the Issuer appoints Ford Credit, in its capacity as Custodian and Servicer, as nominee lienholder/secured party to act for the benefit and on behalf of the Issuer and the Indenture Trustee for the original certificates of title or the other documents evidencing the security interest of the Issuer in the Financed Vehicles (the "<u>Security Documents</u>"). In addition, if the assignment of a Receivable from Ford Credit to the Depositor under the Purchase Agreement and from the Depositor to the Issuer under this Agreement is insufficient, without a notation on the Financed Vehicle's certificate of title, to give the Issuer a first priority perfect security interest in the Finance Vehicle, the Custodian, in its capacity as nominee lienholder/secured party, agrees that it is acting as the agent of the Issuer for the purpose of perfecting the security interest of the Issuer in the Financed Vehicle and agrees

that Ford Credit's listing as the lienholder/secured party on the certificate of title is in its capacity as agent of the Issuer. The Custodian agrees to serve as nominee lienholder/secured party and agent for the Financed Vehicles and will, as nominee lienholder/secured party and agent: (i) act exclusively for the benefit and on behalf of the Issuer and the Indenture Trustee under the terms of this Agreement and (ii) take any and all actions necessary or advisable in order to establish, maintain and protect the Issuer's security interest in the Financed Vehicles. The Custodian further acknowledges the right of the Issuer to treat the Security Documents as if the name of the Issuer appears on the documents as lienholder/secured party in place of Ford Credit's name.

ARTICLE IV
TRUST ACCOUNTS; DISTRIBUTIONS;
STATEMENTS TO NOTEHOLDERS AND THE DEPOSITOR

Section 4.1.   Accounts.

(a)   Collection Account. Under Section 8.2 of the Indenture, the Indenture Trustee will establish and maintain a segregated trust account in the name "_____ as Indenture Trustee, as secured party for Ford Credit Auto Owner Trust 20__-__" at a Qualified Institution (initially the corporate trust department of _____), that is designated as the "Collection Account". The Collection Account will be account number _____. The Collection Account will be under the control of the Indenture Trustee, except that the Servicer may make deposits to and direct the Indenture Trustee to make deposits to and withdrawals from the Collection Account according to this Agreement. The Servicer may direct the Indenture Trustee to withdraw from the Collection Account and pay to the Servicer or as directed by the Servicer, amounts that are not Available Funds for any Collection Period or that were deposited in the Collection Account in error.

(b)   Principal Payment Account. Under Section 8.2 of the Indenture, the Indenture Trustee will establish and maintain a segregated trust account at a Qualified Institution (initially the corporate trust department of _____) that is designated as the "Principal Payment Account". The Principal Payment Account will initially be account number _____. The Principal Payment Account is established and maintained solely for administrative purposes.

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(c)   Reserve Account.

(i)   Under Section 8.2 of the Indenture, the Indenture Trustee will establish and maintain a segregated trust account in the name "_____ as Indenture Trustee, as secured party for Ford Credit Auto Owner Trust 20__-__" at a Qualified Institution (initially the corporate trust department of _____), that is designated as the "Reserve Account". The Reserve Account will initially be account number _____. On the Closing Date, the Depositor will deposit or cause to be deposited the Specified Reserve Balance into the Reserve Account from the net proceeds of the sale of the Notes. The Reserve Account will be under the control of the Indenture Trustee, except that the Servicer may make deposits to and direct the Indenture Trustee to make deposits to and withdrawals from the Reserve Account according to this Agreement.

(ii)   The Indenture Trustee will transfer all funds in the Reserve Account to the Depositor, or if the Depositor has notified the Indenture Trustee of the establishment of the Trust Distribution Account, to the Trust Distribution Account, on the earlier of: (i) the first Payment Date on or after which the Servicer has deposited into the Collection Account the amount stated in Section 8.1(a) in connection with its exercise of its option to acquire the Trust Property under Section 8.1 and (ii) the date the Note Balance of the Notes and of all other amounts owing or to be distributed to the Secured Parties under the Indenture and this Agreement are paid in full.

(d)   Benefit of Accounts; Deposits and Withdrawals. The Collection Account and the Reserve Account and all cash, securities, investments, financial assets and other property deposited in or credited to them will be held by the Indenture Trustee as secured party for the benefit of the Secured Parties and, after payment in full of the Notes, as agent of the Issuer and as part of the Trust Property. All deposits to and withdrawals from the Collection Account, the Principal Payment Account and the Reserve Account will be made according to the Transaction Documents.

(e)   Maintenance of Accounts. If an institution maintaining a Bank Accounts ceases to be a Qualified Institution, the Servicer, for the Collection Account and the Principal Payment Account, or the Depositor, for the Reserve Account, will, with the Indenture Trustee's or Owner Trustee's assistance as necessary, move the Bank Account to a Qualified Institution within 30 days.

(f)   Compliance. Each Bank Account will be subject to the Control Agreement. The Servicer, for the Collection Account and the Principal Payment Account, and the Depositor, for the Reserve Account, will ensure that the Control Agreement establishing each Bank Account requires the Qualified Institution maintaining the account to comply with entitlement orders (as defined in Article 8 of the UCC) from the Indenture Trustee without further consent of the Issuer if the Notes are Outstanding and to act as a securities intermediary according to the UCC.

(g)   Trust Distribution Account. The Depositor may cause the Owner Trustee to establish and maintain a segregated trust account in the name "_____ as Owner Trustee," that is designated as the "Trust Distribution Account" and will notify the Owner Trustee and the Indenture Trustee if this account is established. The Trust Distribution Account

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will be under the control of the Owner Trustee, except that the Indenture Trustee may make deposits to the Trust Distribution Account according to the Transaction Documents. All deposits to and withdrawals from the Trust Distribution Account will be made according to the Indenture and the Trust Agreement.

Section 4.2.   Investment of Funds in the Bank Accounts.

(a)   Permitted Investments. If no Default or Event of Default has occurred and is continuing, funds in the Collection Account (but not amounts in the Principal Payment Account) and in the Reserve Account will be invested in Permitted Investments by the Qualified Institution maintaining the accounts as directed by the Servicer for the Collection Account, and as directed by the Depositor or by any Person appointed by the Depositor for the Reserve Account, in each case, without requiring any action by the Indenture Trustee. An investment direction may be in the form of a standing instruction. The Servicer or the Depositor may direct the Indenture Trustee to consent, vote, waive or take any other action, or not to take any action, on any matters available to the holder of the Permitted Investments.

(b)   Investment Directions. If the Servicer, for the Collection Account and the Principal Payment Account, or the Depositor, for the Reserve Account, fails to give investment directions for any funds in a Bank Account to the Qualified Institution maintaining the account by 11:00 a.m. New York time (or other time as may be agreed by the Issuer and the Qualified Institution) on the Business Day before a Payment Date, the Qualified Institution will, to the fullest extent practicable, invest and reinvest funds in the Bank Account according to the last investment instructions received or in one or more investments described in clause (b) of the definition of Permitted Investments. This will apply even after a Default or Event of Default has occurred and is continuing for the Notes and the Indenture Trustee has given notice of the Default or Event of Default to the Qualified Institution.

(c)   Maturity of Investments. Permitted Investments of funds in the Collection Account (or any reinvestments of the Permitted Investments) will mature no later than the Business Day before the next Payment Date. Permitted Investments of funds in the Reserve Account will mature no later than the Business Day before the next Payment Date, except that the funds may be invested in Permitted Investments that will not mature before the next Payment Date if the Rating Agency Condition has been satisfied for the investment. Permitted Investments will be held to their maturity, except that Permitted Investments may be sold or disposed of before their maturity in connection with the sale or liquidation of the Collateral following an Event of Default under Section 5.6 of the Indenture. All interest and other income (net of losses and investment expenses) on funds in the Bank Accounts will be paid to the Servicer on each Payment Date under Section 3.5.

(d)   No Liability for Investments. None of the Depositor, the Servicer or the Qualified Institution maintaining any Bank Account will be liable for the selection of Permitted Investments or for investment losses incurred on Permitted Investments (other than in the capacity as obligor, if applicable).

(e)   Continuation of Liens in Investments. Neither the Servicer, for the Collection Account and the Principal Payment Account, nor the Depositor, for the Reserve Account, will

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direct the Qualified Institution maintaining the account to make any investment of any funds or to sell any investment held in the account unless the security interest Granted and perfected in the account in favor of the Indenture Trustee will continue to be perfected in the investment or the proceeds of the sale, in each case without any further action by any Person.

(f)   Securities Entitlements and Deposit Accounts. For funds in the Bank Accounts:

(i)   any funds or property in the accounts that is a "financial asset" as defined in Section 8-102(a)(9) of the UCC will be physically delivered to, or credited to an account in the name of, the Qualified Institution maintaining the applicable account according to the institution's customary procedures in order that the institution establishes a "securities entitlement" in favor of the Indenture Trustee for the funds or property; and

(ii)   any funds or property that are held in deposit accounts will be held solely in the name of the Indenture Trustee at one or more depository institutions having the Required Ratings, each deposit account will be subject to the exclusive custody and control of the Indenture Trustee and the Indenture Trustee will have sole signature authority for each deposit account.

(g)   Treatment of Financial Assets. The Servicer, for the Collection Account and the Principal Payment Account, and the Depositor, for the Reserve Account, will ensure that the Qualified Institution maintaining each account, in its capacity as securities intermediary, agrees in the Control Agreement that each item of property credited to each account will be treated as a "financial asset" within the meaning of Section 8-102(a)(9) of the UCC.

(h)   Investment Earnings. The Servicer will be entitled to receive investment earnings (net of losses and investment expense) on funds in the Bank Accounts as additional compensation for the servicing of the Receivables. The Servicer will direct the Indenture Trustee to withdraw the investment earnings and distribute them on each Payment Date to the Servicer.

Section 4.3.   Deposits and Payments.

(a)   Closing Date Deposit. On the Closing Date, the Servicer will deposit in the Collection Account all amounts received and applied as interest or principal on the Receivables during the period from the Cutoff Date to two Business Days before the Closing Date.

(b)   Deposit of Collections.

(i)   If the Servicer's short-term unsecured debt is not rated at least the Monthly Deposit Required Ratings or a Servicer Termination Event occurs, the Servicer will deposit in the Collection Account all amounts received and applied as interest or principal on the Receivables within two Business Days after application.

(ii)   If the Servicer is Ford Credit and Ford Credit's short-term unsecured debt is rated at least ["F1+" by Fitch, "P-1" by Moody's and "A-1" by Standard & Poor's] (the "Monthly Deposit Required Ratings"), Ford Credit may deposit Collections on the

Business Day before each Payment Date, or with satisfaction of the Rating Agency Condition, on each Payment Date.

(c)   Reconciliation of Deposits. If Ford Credit is the Servicer and for any Payment Date, the sum of (i) Collections for the Collection Period, plus (ii) Purchase Amounts for the Payment Date, exceeds the amounts deposited under Section 4.3(b) for the Collection Period, Ford Credit will deposit an amount equal to the excess into the Collection Account on the Business Day before the Payment Date or, with satisfaction of the Rating Agency Condition, on the Payment Date. If, for any Payment Date, the amounts deposited under Section 4.3(b) for the Collection Period exceed the sum of (i) Collections for the Collection Period, plus (ii) Purchase Amounts for the Payment Date, the Indenture Trustee will pay to Ford Credit an amount equal to the excess within two Business Days of Ford Credit's request, but not later than the Payment Date. If requested by the Indenture Trustee, Ford Credit will provide reasonable supporting details for Ford Credit's calculation of the amounts to be deposited or paid under this Section 4.3(c).

(d)   Net Deposits. Ford Credit may make the deposits and payments required by Section 4.3 net of Servicing Fees to be paid to Ford Credit for the Collection Period and amounts the Servicer is permitted to retain under Section 3.6 and be reimbursed for under Section 3.7. The Servicer will account for all deposits and payments in the Monthly Investor Report as if the amounts were deposited and/or paid separately.

(e)   No Segregation. Pending deposit into the Collection Account, the Servicer is not required to segregate Collections from its own funds.

Section 4.4.   Reserve Account Draw Amount. On or before two Business Days before a Payment Date, the Servicer will calculate the Reserve Account Draw Amount for the Payment Date and will direct the Indenture Trustee to withdraw from the Reserve Account and deposit the Reserve Account Draw Amount into the Collection Account on or before the Payment Date.

Section 4.5.   Direction to Indenture Trustee for Distributions. On or before two Business Days before a Payment Date, the Servicer will direct the Indenture Trustee (based on the most recent Monthly Investor Report) to make the withdrawals, deposits, distributions and payments required to be made on the Payment Date under Section 8.2 of the Indenture.


ARTICLE V
THE DEPOSITOR


Section 5.1.   Representations and Warranties of the Depositor. The Depositor represents and warrants to the Issuer as of the date of this Agreement and as of the Closing Date, on which the Issuer is relying in purchasing the Trust Property and which will survive the sale of the Trust Property to the Issuer and the pledge of the Trust Property by the Issuer to the Indenture Trustee under the Indenture:

(a)   Organization and Qualification. The Depositor is duly organized and validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Depositor is qualified as a foreign limited liability company in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease


18


of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement or the other Transaction Documents to which it is a party.

(b)   Power, Authority and Enforceability. The Depositor has the power and authority to execute deliver and perform its obligations under each of the Transaction Documents to which it is a party. The Depositor has authorized the execution, delivery and performance of each of the Transaction Documents to which it is a party. Each of the Transaction Documents to which the Depositor is a party is the legal, valid and binding obligation of the Depositor enforceable against the Depositor, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   No Conflicts and No Violation. The completion of the transactions under the Transaction Documents to which the Depositor is a party and the performance of its obligations under such documents will not (i) conflict with, or be a breach or a default under, any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Depositor is a debtor or guarantor, (ii) result in the creation or imposition of any Lien on any of the properties or assets of the Depositor under the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument (other than this Agreement), (iii) violate the Certificate of Formation or Limited Liability Company Agreement of the Depositor or (iv) violate any law or, to the Depositor's knowledge, any order, rule or regulation that applies to the Depositor of any court or of any federal or State regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties, in each case, which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under the Transaction Documents to which it is a party.

(d)   No Proceedings. To the Depositor's knowledge, there are no proceedings or investigations pending or threatened in writing, before any court, regulatory body, administrative agency, or other governmental instrumentality having jurisdiction over the Depositor or its properties: (i) asserting the invalidity of any of the Transaction Documents or the Notes, (ii) seeking to prevent the issuance of the Notes or the consummation of any of the transactions contemplated by any of the Transaction Documents, (iii) seeking any determination or ruling that would reasonably be expected to have a material adverse effect on the Depositor's ability to perform its obligations under, or the validity or enforceability of, any of the Transaction Documents or the Notes or (iv) relating to Ford Credit or the Depositor that would reasonably be expected to (A) affect the treatment of the Notes as indebtedness for U.S. federal income or Applicable Tax State income or franchise tax purposes, (B) be deemed to cause a taxable exchange of the Notes for U.S. federal income tax purposes or (C) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, in each case, other than proceedings that would not reasonably be expected to have a material adverse effect on the Depositor, materially and adversely affect the performance by the Depositor of its obligations under, or the validity and enforceability of, any of the Transaction Documents or the Notes, or materially and adversely affect the tax treatment of the Issuer or the Notes.

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(e)   Not an Investment Company. The Depositor is not an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act.

(f)   Valid Sale. This Agreement evidences a valid sale of the Trust Property from the Depositor to the Issuer, enforceable against creditors of and purchasers from the Depositor.

(g)   Good Title. Immediately before the sale under this Agreement, the Depositor had good and marketable title to the Trust Property free and clear of any Lien other than Permitted Liens and, immediately after the sale under this Agreement, the Issuer will have good and marketable title to the Trust Property, free and clear of any Lien, other than Permitted Liens.

(h)   Security Interest in Trust Property.

(i)   This Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in the Trust Property in favor of the Issuer, which is prior to all other Liens, other than Permitted Liens, and is enforceable against all creditors of and purchasers from the Depositor.

(ii)   All filings (including UCC filings) necessary in any jurisdiction to give the Depositor a first priority, validly perfected ownership and security interest in the Purchased Property, to give the Issuer a first priority, validly perfected ownership and security interest in the Trust Property and to give the Indenture Trustee a first priority perfected security interest in the Collateral, will be made within ten days after the Closing Date.

(iii)   All financing statements filed or to be filed against the Depositor in favor of the Issuer describing the Trust Property sold under this Agreement will contain a statement to the following effect: "A purchase of or security interest in any collateral described in this financing statement will violate the rights of the Secured Party/Assignee."

(iv)   The Depositor has not authorized the filing of and is not aware of any financing statements against the Depositor that include a description of collateral covering any Trust Property other than the financing statements relating to the security interest granted to the Depositor under the Purchase Agreement, by the Depositor to the Issuer under this Agreement or by the Issuer to the Indenture Trustee under the Indenture, or that has been terminated.

Section 5.2.   Liability of the Depositor.

(a)   Liability of Depositor. The Depositor will be liable under this Agreement only to the extent of its specific obligations under this Agreement. All other liability is expressly waived and released as a condition of, and consideration for, the execution of this Agreement by the Depositor and the issuance of the Notes. The Depositor will be liable for its willful misconduct, bad faith or negligence in performing its duties under this Agreement.

(b)   Payment of Taxes. The Depositor will pay all taxes levied or assessed on the Issuer or the Trust Property.

(c)   Reliance by Depositor. The Depositor may rely in good faith on the advice of counsel or on any document believed to be genuine and to have been executed by the proper party for any matters under this Agreement.

(d)   Legal Actions. The Depositor will not be obligated to appear in, prosecute or defend any legal action that is unrelated to its obligations under this Agreement and that, in its opinion, may cause it to incur any expense or liability.

Section 5.3.   Merger or Consolidation of, or Assumption of the Obligations of, the Depositor. Any Person (a) into which the Depositor is merged or consolidated, (b) resulting from any merger or consolidation to which the Depositor is a party or (c) succeeding to the business of the Depositor, if more than 50% of the voting stock or voting power and 50% or more of the economic equity of the Person is owned, directly or indirectly, by Ford Motor Company, will be the successor to the Depositor under this Agreement without the execution or filing of any document or any further act except those actions required under this Section 5.3. Within 15 Business Days after any merger, consolidation or succession, that Person will (i) execute an agreement of assumption to perform every obligation of the Depositor under this Agreement, (ii) deliver to the Owner Trustee and the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that the merger, consolidation or succession and the agreement of assumption comply with this Section 5.3, (iii) deliver to the Owner Trustee and the Indenture Trustee an Opinion of Counsel stating that either (A) on the later of the attachment of the security interest and the filing of the necessary financing statements, the security interest in favor of the Issuer in the Trust Property and the Indenture Trustee in the Collateral will be perfected or (B) no action is necessary to preserve and protect the security interest and (iv) notify the Rating Agencies of the merger, consolidation or succession.

Section 5.4.   Depositor May Own Notes. The Depositor and any Affiliate of the Depositor, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights as any other Person except as limited in any Transaction Document. Notes owned by or pledged to the Depositor or any Affiliate of the Depositor will have an equal and proportionate benefit under the Transaction Documents, , except as limited in any Transaction Document.

Section 5.5.   Depositor's Engagement of the Rating Agencies. The Depositor has engaged _____ and _____ as the Rating Agencies to rate the Notes.

Section 5.6.   Authorized Persons of the Depositor. On or before the Closing Date, the Depositor will notify the Indenture Trustee and the Owner Trustee of (i) each Person who will be authorized to give instructions and directions to the Indenture Trustee and the Owner Trustee on behalf of the Depositor and (ii) each Person who is a Responsible Person for the Depositor, which Persons may be changed from time to time by notice to the Indenture Trustee and the Owner Trustee.

ARTICLE VI
THE SERVICER

Section 6.1.   <u>Representations and Warranties of the Servicer</u>. The Servicer represents and warrants to the Issuer as of the date of this Agreement, on which the Issuer is relying in purchasing the Trust Property and which will survive the sale of the Trust Property to the Issuer and the pledge of the Trust Property by the Issuer to the Indenture Trustee under the Indenture:

(a)   <u>Organization and Qualification</u>. The Servicer is duly organized and validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Servicer is qualified as a foreign limited liability company in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Servicer's ability to perform its obligations under this Agreement or the other Transaction Documents to which it is a party.

(b)   <u>Power, Authority and Enforceability</u>. The Servicer has the power and authority to execute deliver and perform its obligations under each of the Transaction Documents to which it is a party. The Servicer has authorized the execution, delivery and performance of each of the Transaction Documents to which it is a party. Each of the Transaction Documents to which the Servicer is a party is the legal, valid and binding obligation of the Servicer enforceable against the Servicer, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   <u>No Conflicts and No Violation</u>. The completion of the transactions contemplated by the Transaction Documents to which the Servicer is a party and the performance of its obligations under such documents will not (i) conflict with, or be a breach or default under, any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument under which the Servicer is a debtor or guarantor, (ii) result in the creation or imposition of any Lien on any of the properties or assets of the Servicer under the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee or similar agreement or instrument (other than the Purchase Agreement), (iii) violate the Certificate of Formation or the Limited Liability Company Agreement of the Servicer or (iv) violate any law or, to the Servicer's knowledge, any order, rule or regulation that applies to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties, in each case, which conflict, breach, default, Lien or violation would reasonably be expected to have a material adverse effect on the Servicer's ability to perform its obligations under the Transaction Documents to which it is a party.

(d)   <u>No Proceedings</u>. To the Servicer's knowledge, there are no proceedings or investigations pending or overtly threatened in writing before any court, regulatory body, administrative agency, or other governmental instrumentality having jurisdiction over the Servicer or its properties: (i) asserting the invalidity of any of the Transaction Documents or the Notes, (ii) seeking to prevent the issuance of the Notes or the completion of any of the transactions contemplated by any of the Transaction Documents, (iii) seeking any determination or ruling that would reasonably be expected to have a material adverse effect on the Servicer's

ability to perform its obligations under, or the validity or enforceability of, any of the Transaction Documents or the Notes or (iv) relating to the Servicer that would reasonably be expected to (A) affect the treatment of the Notes as indebtedness for U.S. federal income or Applicable Tax State income or franchise tax purposes, (B) be deemed to cause a taxable exchange of the Notes for U.S. federal income tax purposes or (C) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, in each case, other than the proceedings that, to the Servicer's knowledge, would not reasonably be expected to have a material adverse effect on the Servicer and its subsidiaries considered as a whole, materially and adversely affect the performance by the Servicer of its obligations under, or the validity and enforceability of, any of the Transaction Documents or the Notes, or materially and adversely affect the tax treatment of the Issuer or the Notes.

Section 6.2.   Liability of the Servicer.

(a)   Liability for Specific Obligations. The Servicer will be liable to the Issuer, the Owner Trustee, the Indenture Trustee, the Noteholders and the Depositor only to the extent of its specific obligations under this Agreement. All other liability is expressly waived and released as a condition of, and consideration for, the execution of this Agreement by the Servicer. The Servicer will be liable for its willful misconduct, bad faith or negligence in performing its duties under this Agreement.

(b)   Reliance by Servicer. The Servicer may rely in good faith on the advice of counsel or on any document believed to be genuine and to have been executed by the proper party for any matters under this Agreement.

(c)   No Liability of Others. The obligations of the Servicer under this Agreement are corporate obligations. No Person will have any recourse, directly or indirectly, against any owner, shareholder, beneficiary, agent, officer, director or employee of the Servicer for the obligations of the Servicer under this Agreement..

(d)   Legal Actions. The Servicer will not be obligated to appear in, prosecute or defend any legal action that is not incidental to its duties to service the Receivables under this Agreement and that in its opinion may cause it to incur any expense or liability. The Servicer may in its sole discretion take any legal action to protect the interests of the Noteholders or the Depositor under the Transaction Documents. The legal fees and expenses of the action and any liability resulting from the action will be the responsibility of the Servicer.

(e)   Force Majeure. The Servicer will not be responsible or liable for any failure or delay in performing its obligations under this Agreement caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, acts of war, terrorism, civil or military disturbances, fire, flood, earthquakes, storms, hurricanes or other natural disasters or failures of mechanical, electronic or communication systems. The Servicer will use commercially reasonable efforts consistent with accepted practices in the automotive servicing industry to resume performance as soon as practicable in the circumstances.

Section 6.3.   Indemnities.

(a)   Indemnification. The Servicer will indemnify the Issuer, the Owner Trustee and the Indenture Trustee, and their respective officers, directors, employees and agents (each, an "Indemnified Person") for all costs, expenses, losses, damages and liabilities resulting from the Servicer's (including in its capacity as Custodian) willful misconduct, bad faith or negligence (except for errors in judgment) in performing its duties under the Transaction Documents.

(b)   Proceedings. Promptly on receipt by an Indemnified Person of notice of any Proceeding against any Indemnified Person, the Indemnified Person will, if a claim will be made against the Servicer under this Section 6.3, notify the Servicer of the Proceeding. The Servicer may participate in and assume the defense and settlement of a Proceeding at its expense. After notice from the Servicer to the Indemnified Person of the Servicer's intention to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and so long as the Servicer assumes the defense of the Proceeding in a manner reasonably satisfactory to the Indemnified Person, the Servicer will not be liable for legal expenses of counsel to the Indemnified Person unless there is a conflict between the interests of the Servicer and the Indemnified Person. If there is a conflict, the Servicer will pay the reasonable fees and expenses of separate counsel to the Indemnified Person. No settlement of a Proceeding may be made without the approval of the Servicer and the Indemnified Person, which approval will not be unreasonably withheld.

(c)   Survival of Obligations. The obligations of the Servicer under this Section 6.3, for the period it was the Servicer, will survive the Servicer's termination or resignation, the termination of this Agreement and the resignation or removal of the Owner Trustee or the Indenture Trustee or the termination of the Issuer.

(d)   Repayment. If the Servicer makes any payment under this Section 6.3 and the Indemnified Person later collects any of the amounts for which the payments were made to it from others, the Indemnified Person will promptly repay the amounts to the Servicer.

Section 6.4.   Merger, Consolidation, Assumption of the Obligations and Assignment to Affiliate. Any Person (a) into which the Servicer is merged or consolidated, (b) resulting from any merger or consolidation to which the Servicer is a party, (c) succeeding to the business of the Servicer or (d) that is an Affiliate of the Servicer to whom the Servicer has assigned this Agreement, will be the successor to the Servicer under this Agreement without the execution or filing of any document or any further act except those actions required under this Section 6.4. Within 15 Business Days after the merger, consolidation, succession or assignment, such Person will (i) execute an agreement of assumption to perform every obligation of the Servicer under this Agreement, (ii) deliver to the Owner Trustee and the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that the merger, consolidation, succession or assignment and the agreement of assumption comply with this Section 6.4, (iii) deliver to the Owner Trustee and the Indenture Trustee an Opinion of Counsel stating that either (A) on the later of the attachment of the security interest and the filing of the necessary financing statements, the security interest in favor of the Issuer in the Trust Property and the Indenture Trustee in the Collateral will be perfected or (B) no action is necessary to preserve and protect

the security interest and (iv) notify the Rating Agencies of the merger, consolidation, succession or assignment.

Section 6.5.   Delegation and Contracting. The Servicer and the Custodian may not delegate to any Person its obligations under this Agreement without the consent of the Issuer. However, no notice or consent will be required for any delegation if Ford Credit is the Servicer or the Custodian. The Servicer or the Custodian may contract with other Persons to perform its obligations under this Agreement. No delegation or contracting will relieve the Servicer or Custodian of its responsibilities, and the Servicer will remain responsible for those obligations. The Servicer or Custodian will be responsible for the fees of its delegates and contractors.

Section 6.6.   Ford Credit Not to Resign as Servicer. The Servicer will not resign as Servicer under this Agreement except on determining that performing its duties under this Agreement is no longer permitted under law. The Servicer will deliver a notice of resignation to the Owner Trustee and the Indenture Trustee as soon as practicable after its determination that it is required to resign and stating the resignation date. Any determination permitting the resignation of the Servicer will be evidenced by an Opinion of Counsel delivered to the Owner Trustee and the Indenture Trustee with or promptly following delivery of the notice of resignation.

Section 6.7.   Servicer May Own Notes. The Servicer and any Affiliate of the Servicer, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights as any other Person, except as limited by any Transaction Document. Notes owned by or pledged to the Servicer or any Affiliate of the Servicer will have an equal and proportionate benefit under the Transaction Documents, except as limited by any Transaction Document.

ARTICLE VII
SERVICER TERMINATION

Section 7.1.   Servicer Termination Events.

(a)   Servicer Termination Events. The following events will each be a "Servicer Termination Event":

(i)   The Servicer fails to deliver to the Owner Trustee or the Indenture Trustee any proceeds or payment required to be delivered under this Agreement which failure continues for a period of five Business Days after the earlier of the date (A) notice of the failure is given to the Servicer by the Owner Trustee or the Indenture Trustee or (B) a Responsible Person of the Servicer learns of the failure, unless:

(1)   (A) the failure is caused by an event outside the control of the Servicer that the Servicer could not have avoided through the exercise of commercially reasonable efforts, (B) the failure does not continue for more than ten Business Days after the earlier of the date notice of the failure is given to the Servicer by the Owner Trustee or the Indenture Trustee or a Responsible Person of the Servicer learns of the failure, (C) during the period the Servicer uses all commercially reasonable efforts to perform its obligations under this Agreement and (D) the

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Servicer promptly notifies the Owner Trustee, the Indenture Trustee, the Depositor and the Noteholders of the failure, including a description of the Servicer's efforts to correct the failure; or

(2)   (A) the failure would not reasonably be expected to, or on investigation and quantification does not, result in the failure in paying or depositing an amount greater than 0.05% of the Note Balance of the Notes, and (B) the failure does not continue for more than (i) if the Servicer's long-term debt is rated investment grade by all Rating Agencies, 90 days after a Responsible Person of the Servicer learns of the failure or (ii) if the Servicer's long-term debt is not so rated, 90 days after the failure;

(ii)   The Servicer fails to observe or to perform in any material respect any other obligations under this Agreement, which failure materially and adversely affects the rights of the Noteholders and continues for 90 days after the Servicer receives notice of the failure from the Owner Trustee, the Indenture Trustee or the Noteholders of at least 25% of the Note Balance of the Controlling Class; or

(iii)   An Insolvency Event of the Servicer occurs.

(b)   Notice of Servicer Termination Event. If a Servicer Termination Event occurs, the Issuer will promptly notify each Rating Agency.

(c)   Termination of Servicer. If a Servicer Termination Event occurs and is continuing, the Indenture Trustee may, or if directed the Noteholders of a majority of the Note Balance of the Controlling Class must terminate the Servicer under this Agreement by delivering a notice of termination to the Servicer and the Issuer. The notice of termination will state the date the termination will be effective. On receipt of a notice of termination, the Issuer will promptly notify the Rating Agencies. On receipt by the Servicer of a notice (or a later date as may be stated in the notice of termination), all authority and power of the Servicer under this Agreement will pass to and be vested in the Indenture Trustee or the Successor Servicer as may be appointed under Section 7.2. In that event, the Indenture Trustee and the Owner Trustee are authorized to execute and deliver, on behalf of the predecessor Servicer, as attorney-in-fact or otherwise, all documents, and to do all other acts or things necessary or appropriate to effect the termination of the predecessor Servicer and to complete the transfer of the Receivable Files and related documents to the Indenture Trustee or the Successor Servicer or the successor Custodian.

(d)   Servicing Transition. On termination of the Servicer under this Section 7.1 or the Servicer's resignation under Section 6.6, the predecessor Servicer will cooperate with the Indenture Trustee, the Owner Trustee and the Successor Servicer in effecting the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including, as soon as practicable, the transfer to the Indenture Trustee or the Successor Servicer of all cash amounts that are held by the predecessor Servicer for deposit, or later received for a Receivable and the delivery of the Receivable Files and the accounts and records maintained by the Servicer. The Servicer will not be obligated to provide, license or assign its processes, procedures, models, servicing software or other applications to any Successor Servicer or any other third party, or

provide anything covered by a restriction on transfer or assignment or a confidentiality agreement. All reasonable costs and expenses incurred by the Indenture Trustee, the Owner Trustee and the Successor Servicer related to (i) the transition of servicing to the Successor Servicer and (ii) amending this Agreement to reflect a succession of the Servicer under this Section 7.1 will be paid by the predecessor Servicer on receipt of an invoice and reasonable detail of the costs and expenses.

Section 7.2.   Appointment of Successor Servicer.

(a)   Servicer to Perform. If the Servicer is terminated under Section 7.1, it will continue to perform its obligations as Servicer under this Agreement until the date stated in the notice of termination. If the Servicer resigns under Section 6.6, it will continue to perform its obligations as Servicer under this Agreement until the earlier to occur of (i) the Indenture Trustee or a Successor Servicer assuming the responsibilities and obligations of the predecessor Servicer according to this Section 7.2 or (ii) the date the Servicer is legally unable to act as Servicer as stated in the notice of resignation.

(b)   Appointment of Successor. If the Servicer resigns or is terminated under this Agreement, the Indenture Trustee will (i) notify the Issuer of the resignation or termination and (ii) as promptly as possible, engage an institution having a net worth of not less than $50,000,000 whose business includes the servicing of motor vehicle receivables, as the successor to the Servicer under this Agreement (the "Successor Servicer"). The Successor Servicer will accept its appointment (including its appointment as Administrator under the Administration Agreement as in Section 7.2(d)) by (x) entering into a servicing agreement with the Issuer having substantially the same terms as this Agreement applicable to the Servicer, in a form acceptable to the Owner Trustee and the Indenture Trustee, and (y) delivering a copy of the servicing agreement to the Indenture Trustee and the Issuer. Promptly following a Successor Servicer's acceptance of its appointment, the Indenture Trustee will notify the Issuer of the appointment, stating in the notice the name and address of the Successor Servicer.

(c)   Indenture Trustee to Act as Successor. If no Person has accepted the engagement as Successor Servicer when the predecessor Servicer ceases to act as Servicer under this Section 7.2, the Indenture Trustee, without further action, will be automatically appointed the Successor Servicer. However, if the Indenture Trustee is unwilling or legally unable to act as Successor Servicer, it will appoint, or petition a court of competent jurisdiction to appoint, an institution having a net worth of not less than $50,000,000 whose business includes the servicing of motor vehicle receivables, as successor. The Indenture Trustee will be released from its obligations as Successor Servicer on the date that a new servicer enters into a servicing agreement with the Issuer and delivers a copy of the servicing agreement to the Indenture Trustee and the Issuer.

(d)   Transition of Servicing. On acceptance of its engagement or appointment as Successor Servicer, the Successor Servicer will (i) be the successor in all respects to the predecessor Servicer and will be subject to all of the responsibilities, obligations and liabilities following the Successor Servicer's appointment placed on the predecessor Servicer relating to the predecessor Servicer's performance of its obligations as Servicer and (ii) become the Administrator under the Administration Agreement under Section 5.2 of the Administration Agreement.

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(e)   Compensation of Successor. In connection with the appointment of a Successor Servicer, the Indenture Trustee may make the arrangements for the compensation of the Successor Servicer out of payments on Receivables as it and the Successor Servicer may agree but the compensation may not exceed the amount paid to the predecessor Servicer under this Agreement. If the Indenture Trustee succeeds to the Servicer's obligations under Section 7.2(c), it will do so in its individual capacity and not in its capacity as Indenture Trustee and, accordingly, Article VI of the Indenture will be inapplicable to the Indenture Trustee as Successor Servicer. If the Indenture Trustee becomes the Successor Servicer under Section 7.2(c), the Indenture Trustee will be entitled to appoint as Servicer any one of its Affiliates but the Indenture Trustee, in its capacity as Successor Servicer, will be liable for the actions and omissions of the Affiliate.

Section 7.3.   Notification to Secured Parties and the Holder of the Residual Interest. On any termination of the Servicer, or appointment of a Successor Servicer under this Article VII, the Indenture Trustee will promptly notify the Secured Parties and the Issuer (who will then promptly notify each Rating Agency), and the Owner Trustee will promptly notify the holder of the Residual Interest.

Section 7.4.   Waiver of Servicer Termination Events. The Noteholders of a majority of the Note Balance of the Controlling Class or, if no Notes are Outstanding, the Owner Trustee, at the direction of the holder of the Residual Interest, may direct the Indenture Trustee to waive a Servicer Termination Event and its consequences. However, an event resulting from the failure to make any required deposits to or payments from any of the Bank Accounts under this Agreement that resulted in an Event of Default in the payment of principal or interest on any of the Notes (other than an Event of Default relating to failure to pay principal due only by reason of acceleration) under the Indenture may not be waived. If a Servicer Termination Event is waived, it will cease to exist and will be deemed to have been corrected. No waiver will extend to any subsequent or other event or impair any right resulting from the waiver. The Issuer will promptly notify the Rating Agencies of any waiver.

ARTICLE VIII
TERMINATION

Section 8.1.   Clean-Up Call.

(a)   Clean-up Call Option. If the Pool Balance is equal to or less than [10]% of the Initial Pool Balance on the last day of any Collection Period, the Servicer has the option to purchase the Trust Property (other than the amounts in or invested in Permitted Investments maturing on or before the following Payment Date in the Trust Accounts). The Servicer may exercise its option to purchase the Trust Property by (i) notifying the Indenture Trustee, the Owner Trustee and the Rating Agencies at least ten days before the Payment Date related to the Collection Period, and (ii) depositing into the Collection Account the purchase price for the Trust Property equal to the aggregate Principal Balance of the Receivables as of the last day of the prior Collection Period in immediately available funds by 10:00 a.m. (New York City time) on the Business Day before the Payment Date (or, with satisfaction of the Rating Agency Condition, on the Payment Date) related to the Collection Period. However, the Servicer will not be permitted to purchase the Trust Property unless the sum of (i) the purchase price, (ii) the

Collections in the Collection Account for the Collection Period and (iii) any Purchase Amounts paid by the Depositor or the Servicer for the Collection Period is greater than or equal to the sum of (A) the Note Balance of the Notes, and any accrued but unpaid interest and (B) all other amounts payable by the Issuer under the Transaction Documents.

(b)   Sale and Assignment to Servicer. When the purchase price for the Trust Property is included in Available Funds for the Payment Date, the Issuer will be deemed to have sold and assigned to the Servicer as of the last day of the prior Collection Period all of the Issuer's right, title and interest in and to the Trust Property, including the Receivables and all security and documents relating to the Receivables. The sale will not require any action by the Issuer and will be without recourse, representation or warranty by the Issuer except the representation that the Issuer owns the Receivables free and clear of any Liens, other than Permitted Liens. On the sale, the Servicer will mark its receivables systems indicating that any receivables purchased under Section 8.1(a) are no longer Receivables, file UCC termination statements or take any other action necessary or appropriate to evidence the transfer of ownership of the purchased Receivables free from any Lien of the Issuer or the Indenture Trustee. The Issuer, the Owner Trustee or the Indenture Trustee, will execute the documents required or reasonably requested by the Servicer to effect the transfer.

Section 8.2.   Termination. This Agreement will terminate and be of no further force or effect on the earlier to occur of (i) the last remaining Receivable is paid in full, settled, sold or charged off and any amounts received are applied or (ii) the termination of the Issuer under Section 8.1 of the Trust Agreement.

ARTICLE IX
OTHER AGREEMENTS

Section 9.1.   Protection of the Trust Property.

(a)   Filing of Financing Statements. The Depositor will file financing statements and continuation statements, in the manner and place required by law to maintain and protect the interest of the Issuer and the Indenture Trustee for the benefit of the Secured Parties in the Trust Property. The Depositor will deliver to the Issuer and the Indenture Trustee file-stamped copies of, or filing receipts for, any financing statement and continuation statement promptly on the document becoming available following filing. The Depositor authorizes the Issuer and the Indenture Trustee to file any financing or continuation statements, and amendments to the statements, in all jurisdictions and with all filing offices as the Issuer or the Indenture may determine are necessary or advisable to preserve, maintain and protect the interest of the Issuer and the Indenture Trustee in the Trust Property. The financing and continuation statements may describe the Trust Property in any manner as the Issuer or the Indenture Trustee may reasonably determine to ensure the perfection of the interest of the Issuer and the Indenture Trustee in the Trust Property. The Issuer or the Indenture Trustee, as applicable, will deliver to the Depositor file-stamped copies of, or filing receipts for, any financing statement and continuation statement promptly on the document becoming available following filing.

(b)   Further Assurances. The (i) Depositor, the Issuer and the Indenture Trustee, if required or reasonably requested by the other or by the Owner Trustee or the Indenture Trustee

and (ii) Owner Trustee, if required or reasonably requested by the Indenture Trustee, agree to do and perform any and all acts and to execute any and all further instruments to more fully effect the purposes of this Agreement.

(c)   Notice of Changes. Each of the Depositor and the Servicer will give the Owner Trustee and the Indenture Trustee at least 60 days' prior notice of any change in its corporate structure, form of organization or jurisdiction of organization if, as a result of the relocation or change, Section 9-307 of the UCC could require the filing of a new financing statement or an amendment to a previously filed financing or continuation statement and will promptly file any new financing statement or amendment. Each of the Depositor and the Servicer will maintain its chief executive office, and the Servicer will maintain each office from which it will service the Receivables, within the United States and will maintain its jurisdiction of organization in only one State.

(d)   Change of Name. Neither the Depositor nor the Servicer will change its name in any manner that could make any financing statement or continuation statement filed by the Depositor, the Issuer or the Indenture Trustee under Section 9.2(a) seriously misleading within the meaning of Section 9-506 of the UCC, unless it has given the Owner Trustee and the Indenture Trustee at least five days' prior notice thereof and promptly files appropriate amendments to all previously filed financing statements.

(e)   Receivables Systems. On and after the Closing Date until a Receivable has been paid in full or repurchased, the Servicer will maintain its receivables systems to indicate clearly that the Receivable is owned by the Issuer and has been pledged to the Indenture Trustee under the Indenture.

(f)   List of Receivables. If requested by the Owner Trustee or the Indenture Trustee, the Depositor will furnish a list of Receivables (by contract number) to the Owner Trustee and the Indenture Trustee.

(g)   Registration with Securities and Exchange Commission. The Depositor will, to the extent required by applicable law, cause the Notes to be registered with the Securities and Exchange Commission under Section 12(b) or Section 12(g) of the Exchange Act, within the time periods stated in the sections.

Section 9.2.   No Petition. The Owner Trustee, the Indenture Trustee, the Issuer and the Servicer each covenants and agrees that, before the date that is one year and one day (or, if longer, any applicable preference period) after the payment in full of (a) all securities issued by the Depositor or by a trust for which the Depositor was a depositor or (b) the Notes, it will not start or pursue against, or join any other Person in starting or pursuing against, the Depositor or the Issuer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law. This Section 9.2 will survive the resignation or removal of the Owner Trustee under the Trust Agreement or the Indenture Trustee under the Indenture and the termination of this Agreement.

Section 9.3.   Limitation of Liability of Owner Trustee and Indenture Trustee.

(a)   Owner Trustee. This Agreement has been signed on behalf of the Issuer by _____ not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer and in no event will _____ in its individual capacity or a beneficial owner of the Issuer have liability for the representations, warranties, covenants, agreements or other obligations of the Issuer under this Agreement, which recourse will be solely to the assets of the Issuer. The Owner Trustee is subject to, and entitled to the benefits of, the Trust Agreement.

(b)   Indenture Trustee. The Indenture Trustee is subject to, and entitled to the benefits of, the Indenture.

Section 9.4.   Tax Treatment of the Notes. Each of the Depositor and the Servicer agree to treat the Notes as indebtedness for U.S. federal income, State and local income and franchise tax purposes.

ARTICLE X
MISCELLANEOUS

Section 10.1. Amendments.

(a)   Amendment without Consent of Noteholders. This Agreement may be amended by the Depositor, the Servicer and the Issuer, without the consent of the Noteholders, if:

(i)   the Depositor, the Servicer or the Issuer delivers an Officer's Certificate to the Indenture Trustee and the Owner Trustee stating that the amendment will not have a material adverse effect on the Notes;

(ii)   the Depositor, the Servicer or the Issuer delivers an Opinion of Counsel to the Indenture Trustee and the Owner Trustee stating that the amendment will not (A) cause any Note to be deemed sold or exchanged for purposes of Section 1001 of the Code, (B) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes or (C) adversely affect the treatment of the Notes as debt for U.S. federal income tax purposes;

(iii)   the consent of the Indenture Trustee is received if the amendment materially and adversely affects the rights or obligations of the Indenture Trustee, which consent with not be unreasonably withheld;

(iv)   the consent of the Owner Trustee is received if the amendment materially and adversely affects the rights and obligations of the Owner Trustee, which consent with not be unreasonably withheld; and

(v)   the Issuer has given ten Business Days' notice of the amendment to the Rating Agencies.

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(b)   Amendment with Consent of Noteholders. This Agreement may be amended by the Depositor, the Servicer and the Issuer, if:

(i)   the consent of the Noteholders of a majority of the Note Balance of each Class of the Notes Outstanding (with each Class voting separately, except that all Noteholders of the Class A Notes will vote together as a single class) is received;

(ii)   the consent of the Indenture Trustee is received if the amendment materially and adversely affects the rights or obligations of the Indenture Trustee, which consent with not be unreasonably withheld;

(iii)   the consent of the Owner Trustee is received if the amendment materially and adversely affects the rights and obligations of the Owner Trustee, which consent with not be unreasonably withheld; and

(iv)   the Issuer has given ten Business Days' notice of the amendment to the Rating Agencies.

(c)   Amendments Requiring Consent of all Affected Noteholders. Notwithstanding anything else stated in Section 9.1(a) or (b), no amendment: may (i) (A) increase or reduce in any manner the amount of, or accelerate or delay the timing of, or change the allocation or priority of, Collections or distributions that are required to be made for the benefit of the Secured Parties, (B) change the percentage of the Initial Pool Balance at which the Servicer may exercise its option to purchase the Trust Property under Section 8.1 or (C) reduce the percentage of the Note Balance of the Notes required to consent to any amendment, without the consent of all affected Noteholders or (ii) change the Specified Reserve Balance without the consent of all affected Noteholders.

(d)   Notice of Amendments. Promptly on the execution of any amendment under this Section 9.1, the Issuer will deliver a copy of the amendment to the Indenture Trustee and each Rating Agency, and the Indenture Trustee will notify the Noteholders of the substance of the amendment.

(e)   Approval Limited to Substance. If the consent of the Owner Trustee, the Indenture Trustee or the Noteholders is required, they do not need to approve the particular form of any proposed amendment if their consent approves the substance of the proposed amendment.

(f)   Opinion of Counsel. Before executing any amendment to this Agreement, the Owner Trustee and the Indenture Trustee will be entitled to request, receive and rely on an Opinion of Counsel delivered by the Depositor stating that the execution of the amendment is authorized or permitted by this Agreement.

Section 10.2.   Assignment; Benefit of Agreement; Third-Party Beneficiary.

(a)   Assignment. Except as stated in Sections 6.4, 6.6 and 7.2, this Agreement may not be assigned by the Depositor or the Servicer without the prior consent of the Owner Trustee, the Indenture Trustee, the holder of the Residual Interest and the Noteholders of at least 66-2/3% of the Note Balance of the Notes.

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(b)   Benefit of Agreement; Third-Party Beneficiaries. This Agreement will inure to the benefit of and be binding on the parties to this Agreement and their permitted successors and assigns. The Owner Trustee and the Indenture Trustee for the benefit of the Secured Parties will be third-party beneficiaries of this Agreement entitled to enforce this Agreement against the Depositor and the Servicer. No other Person will have any right or obligation under this Agreement.

Section 10.3. Notices.

(a)   Notices to Transaction Parties. All notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement will be in writing and will be considered given:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone or reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has access, on delivery (without the requirement of confirmation of receipt) of an email to the recipient stating that the electronic posting has been made.

Any notice, request, demand, consent or other communication must be delivered or addressed as stated in Schedule B to this Agreement or at another address as a party may designate by notice to the other party.

(b)   Notices to Noteholders. Notices to a Noteholder will be considered given:

(i)   for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address of that Noteholder as shown in the Note Register; or

(ii)   for Book-Entry Notes, when delivered under the procedures of the Clearing Agency, and will be considered properly given whether or not the Noteholder receives the notice.

Section 10.4. Agent for Service.

(a)   Depositor. The agent for service of the Depositor for this Agreement will be the person holding the office of Corporate Secretary of the Depositor, at the following address:

Ford Credit Auto Receivables Two LLC
c/o Ford Motor Credit Company LLC
World Headquarters, Suite 802-A3

One American Road
Dearborn, Michigan 48126
Attention: Securitization Operations Supervisor
Telephone: (313) 594-3495
Fax: (313) 390-4133

(b)   Servicer. The agent for service of the Servicer for this Agreement will be the person holding the office of Corporate Secretary of the Servicer, at the following address:

Ford Motor Credit Company LLC
One American Road
Suite 2411, Office 212-016
Dearborn, Michigan 48126
Attention: Corporate Secretary
Telephone: (313) 322-1200
Fax: (313) 337-1160

Section 10.5. **GOVERNING LAW**. **THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 10.6. Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent it may do so, any objection that it may now or in the future have to the laying of the venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

Section 10.7. **WAIVER OF JURY TRIAL**. **EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDING RELATING TO THIS AGREEMENT.**

Section 10.8. No Waiver; Remedies. No failure or delay of any party in exercising any power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

Section 10.9. Severability. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Agreement and will not affect the validity, legality or enforceability of the remaining Agreement.

Section 10.10. Headings. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

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Section 10.11. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

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EXECUTED BY:

FORD CREDIT AUTO RECEIVABLES TWO LLC,
    as Depositor

By: _____
    Name:
    Title:

FORD CREDIT AUTO OWNER TRUST 20__-__,
    as Issuer

By: _____, not in
    its individual capacity but solely as Owner Trustee
    of Ford Credit Auto Owner Trust 20__-__

By: _____
    Name:
    Title:

FORD MOTOR CREDIT COMPANY LLC,
    as Servicer

By: _____
    Name:
    Title:

[Signature Page to Sale and Servicing Agreement]

AGREED AND ACCEPTED BY:

_____ ,
     not in its individual capacity
     but solely as Indenture Trustee

By:_____
     Name:
     Title:

_____ ,
     not in its individual capacity
     but solely as Owner Trustee

By:_____
     Name:
     Title:

FORD MOTOR CREDIT COMPANY LLC,
     as Custodian

By:_____
     Name:
     Title:

Schedule A

Schedule of Receivables

Delivered to Indenture Trustee on My Docs at Closing

Notice Addresses

1.	If to Ford Credit, in its individual capacity or as Servicer, Custodian, Administrator or Sponsor under the Purchase Agreement:

Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Securitization Operations Supervisor
Telephone: (313) 594-3495
Fax: (313) 390-4133

With a copy to:

Ford Motor Credit Company LLC
One American Road
Suite 2411, Office 212-016
Dearborn, Michigan 48126
Attention: Corporate Secretary
Telephone: (313) 323-1200
Fax: (313) 337-1160

2.	If to the Depositor:

Ford Credit Auto Receivables Two LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone: (313) 594-3495
Fax: (313) 390-4133

With a copy to:

Ford Motor Credit Company LLC
One American Road
Suite 2411, Office 212-016
Dearborn, Michigan 48126
Attention: Corporate Secretary
Telephone: (313) 323-1200
Fax: (313) 337-1160

3.   If to the Issuer:

c/o the Owner Trustee at the Corporate Trust Office of the Owner Trustee

With copies to:

Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone: (313) 594-3495
Fax: (313) 390-4133

and

Ford Motor Credit Company LLC
One American Road
Suite 2411, Office 212-016
Dearborn, Michigan 48126
Attention: Corporate Secretary
Telephone: (313) 323-1200
Fax: (313) 337-1160

4.   If to the Owner Trustee, at the Corporate Trust Office of the Owner Trustee

5.   If to the Indenture Trustee, at the Corporate Trust Office of the Indenture Trustee;

6.   If to [Rating Agency]:

[address]
Attention:
Telephone:
Fax:

USAGE AND DEFINITIONS

FORD CREDIT AUTO OWNER TRUST 20__-__

Usage

The following usage rules apply to this Appendix, any document that incorporates this Appendix and any document made or delivered under any such document:

(a)   The term "document" includes any document, agreement, instrument, certificate, notice, report, statement or other writing, whether in electronic or physical form.

(b)   Accounting terms not defined or not completely defined in this Appendix will be construed according to generally accepted accounting principles, international financial reporting standards or other applicable accounting principles in effect in the United States on the date of the document that incorporates this Appendix.

(c)   References to "Article," "Section," "Exhibit," "Schedule," "Appendix" or another subdivision of or to an attachment are, unless otherwise stated, to an article, section, exhibit, schedule, appendix or subdivision of or an attachment to the document in which the reference appears.

(d)   Any document defined or referred to in this Appendix or in any document that incorporates this Appendix means the document as amended, modified, supplemented, restated or replaced, including by waiver or consent, and includes all attachments to and instruments incorporated in the document.

(e)   Any statute defined or referred to in this Appendix or in any document that incorporates this Appendix means the statute as amended, modified, supplemented, restated or replaced, including by succession of comparable successor statute, and includes any rules and regulations under the statute and any judicial and administrative interpretations of the statute.

(f)   References to "law" or "applicable law" in this Appendix or in any document that incorporates this Appendix include all regulations enacted under such law.

(g)   The calculation of any amount as of the Cutoff Date will be determined as of the open of business on the Cutoff Date before the application or processing of any money, payments and other transactions on that day. The calculation of any amount as of any other day will be determined as of the close of business on that day after the application or processing of any money, payments and other transactions on that day.

(h)   References to deposits, transfers and payments of any money refers to deposits, transfers or payments of such money in immediately available funds.

(i)   In the computation of periods of time from one date to or through a later date, the word "from" means "from and including," the word "to" means "to but excluding a later date," and the word "through" means "to and including."

(j)   The terms defined in this Appendix apply to the singular and plural forms of those terms.

(k)   The term "including" means "including without limitation."

(l)   References to a Person are also to its permitted successors and assigns, whether in its individual or representative capacity.

(m)   Except where "not less than zero" or similar language is indicated, amounts determined by reference to a mathematical formula may be positive or negative.

(n)   References to a month, quarter or year are, unless otherwise stated, to a calendar month, calendar quarter or calendar year, respectively.

Definitions

"Accrued Note Interest" means, for a Class and a Payment Date, the sum of the Note Monthly Interest and the Note Interest Shortfall.

"Act of Noteholders" has the meaning stated in Section 11.3(a) of the Indenture.

"Adjusted Pool Balance" means, on the Closing Date, an amount equal to:

(a)   the Initial Pool Balance; minus

(b)   the Yield Supplement Overcollateralization Amount for the Closing Date;

and means, on a Payment Date, an amount (not less than zero) equal to:

(a)   the Pool Balance as of the last day of the prior Collection Period; minus

(b)   the Yield Supplement Overcollateralization Amount for the Payment Date.

"Administration Agreement" means the Administration Agreement, dated as of the Cutoff Date, among the Administrator, the Issuer and the Indenture Trustee.

"Administrator" means Ford Credit, in its capacity as administrator under the Administration Agreement.

"Affiliate" means, for a Person, any other Person controlling, controlled by or under common control with the first Person. For the purposes of this definition, "control" when used for any Person means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

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"Amount Financed" means, for a Receivable, the amount financed by the Obligor for the purchase of the Financed Vehicle, the purchase of service contracts, physical damage, credit life and disability insurance and similar products, prior balances on trade-in vehicles and other related fees and charges.

"Annual Percentage Rate" or "APR" of a Receivable means the annual rate of finance charges stated in the Receivable or in any federal Truth In Lending Act correction notice related to the Receivable.

"Applicable Tax State" means the State in which the Owner Trustee maintains its Corporate Trust Office, the State in which the Owner Trustee maintains its principal executive offices and the State of Michigan.

"Asset Representations Review Agreement" means the Asset Representations Review Agreement, dated as of the Cutoff Date, among the Issuer, the Servicer, the Indenture Trustee and the Asset Representations Reviewer.

"Asset Representations Reviewer" means _____, a _____.

"Authenticating Agent" has the meaning stated in Section 2.12(a) of the Indenture.

"Available Funds" means, for a Payment Date, the sum of the following amounts for the Payment Date:

(a)   Collections for the related Collection Period in the Collection Account; plus

(b)   Purchase Amounts received on Receivables that became Purchased Receivables during the related Collection Period; plus

(c)   any amounts deposited by the Servicer to purchase the Trust Property on the Payment Date under Section 8.1 of the Sale and Servicing Agreement; plus

(d)   the Reserve Account Draw Amount.

"Bank Accounts" means the Reserve Account, the Collection Account and the Principal Payment Account.

"Bankruptcy Code" means the United States Bankruptcy Code, 11 U.S.C. 101 et seq.

"Book-Entry Note" means a beneficial interest in any of the Notes issued in book-entry form under Section 2.10 of the Indenture.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York, New York or the State of Delaware are authorized or obligated by law or executive order to close.

["Calculation Agent" has the meaning stated in Section 3.19 of the Indenture.]

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"Certificate of Formation" means the Amended and Restated Certificate of Formation of the Depositor or the Certificate of Formation of Ford Credit.

"Certificate of Trust" means the Certificate of Trust of Ford Credit Auto Owner Trust 20__-__.

"Class" means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes or the Class C Notes, as applicable.

"Class A Notes" means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes.

"Class A-1 Notes" means the $_____ Class A-1 _____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit A to the Indenture.

"Class A-2 Notes" means the Class A-2a Notes and the Class A-2b Notes, collectively.

"Class A-2a Notes" means the $_____ Class A-2 ____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit A to the Indenture.

["Class A-2b Notes" means the $_____ Class A-2b Floating Rate Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit A to the Indenture.]

"Class A-3 Notes" means the $_____ Class A-3a ____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit A to the Indenture.

"Class A-4 Notes" means the $_____ Class A-4a ____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit A to the Indenture.

"Class B Notes" means the $_____ Class B ____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit B to the Indenture.

"Class C Notes" means the $_____ Class C ____% Asset Backed Notes issued by the Issuer, substantially in the form of Exhibit B to the Indenture.

"Clearing Agency" means an organization registered as a "clearing agency" under Section 17A of the Exchange Act.

"Closing Date" means _____, 20__.

"Code" means the Internal Revenue Code of 1986.

"Collateral" means (a) the Trust Property, (b) the Issuer's rights under the Sale and Servicing Agreement, (c) all present and future claims, demands, causes of action and choses in action relating to the property described above and (d) all payments on or under and all proceeds of the property described above; but excluding, the Trust Distribution Account (if established) and all funds in the Trust Distribution Account, if any.

"Collection Account" means the account or accounts established under Section 4.1(a) of the Sale and Servicing Agreement.

"Collection Period" means each month, beginning with the Cutoff Date. For any Payment Date or for purposes of determining the Principal Balance, Pool Balance or Note Pool Factor, the related Collection Period means the Collection Period prior to (a) the Payment Date or (b) the month in which the Principal Balance, Pool Balance or Note Pool Factor is determined.

"Collections" means, for a Collection Period, all amounts received and applied by the Servicer on the Receivables during that Collection Period, including, without duplication:

(a)   payments received from Obligors; plus

(b)   payments received on behalf of Obligors, including amounts under physical damage, credit life and disability insurance; plus

(c)   partial prepayments due to refunds of cancelled items originally included in the Amount Financed, including service contracts, physical damage, credit life and disability insurance and similar products; plus

(d)   Liquidation Proceeds; plus

(e)   Recoveries;

but excluding

(a)   the Supplemental Servicing Fee; plus

(b)   amounts on any Receivable for which the Purchase Amount is included in the Available Funds for the following Payment Date.

"Control Agreement" means the Account Control Agreement, dated as of the Cutoff Date, among the Issuer, as grantor, the Indenture Trustee, as secured party, and _____, in its capacity as both a "securities intermediary" as defined in Section 8-102 of the UCC and a "bank" as defined in Section 9-102 of the UCC.

"Controlling Class" means (a) the Outstanding Class A Notes, (b) if no Class A Notes are Outstanding, the Outstanding Class B Notes and (c) if no Class B Notes are Outstanding, the Outstanding Class C Notes.

"Corporate Trust Office" means,

(a)   for the Owner Trustee:

        [address]
        Attention: _____
        Telephone: _____
        Fax: _____

or at another address in the State of Delaware as the Owner Trustee may designate by notice to the Indenture Trustee, the Administrator and the Depositor, and

(b)   for the Indenture Trustee:

> [address]
> Attention: _____
>   Ford Credit Auto Owner Trust 20__-__
> Telephone: _____
> Fax: _____

or at another address as the Indenture Trustee may designate by notice to the Owner Trustee and the Administrator.

"Credit and Collection Policy" means the credit and collection policies and procedures of Ford Credit relating to retail installment sale contracts originated or purchased and serviced by Ford Credit as the policies and procedures may change.

"Custodian" means Ford Credit, in its capacity as custodian of the Receivable Files.

"Cutoff Date" means _____, 20__.

"Dealer" means the seller of a Financed Vehicle, originator of the Receivable and seller of the Receivable to Ford Credit.

"Dealer Recourse" means for a Receivable, all recourse rights against the originating Dealer.

"Default" means any occurrence that with notice or the lapse of time or both would become an Event of Default.

"Definitive Notes" has the meaning stated in Section 2.11 of the Indenture.

"Delaware Limited Liability Company Act" means Chapter 18 of Title 6 of the Delaware Code.

"Delaware Statutory Trust Act" means Chapter 38 of Title 12 of the Delaware Code.

"Delinquency Trigger" means, for any Collection Period, that the aggregate Principal Balance of Receivables that are more than 60 days Delinquent exceeds __% for the first 12 months following the cutoff date, __% for the next 12 months, __% for the next 12 months and __% for the remaining months of the Pool Balance, in each case, as of the last day of the Collection Period.

"Delinquent" means a Receivable on which more than $49.99 of the scheduled payment required to be paid by the Obligor is past due.

"Depositor" means Ford Credit Auto Receivables Two LLC.

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"DTC Letter" means the letter of representations for the Notes, dated _____, between the Issuer and The Depository Trust Company.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Event of Default" has the meaning stated in Section 5.1(a) of the Indenture.

"Exchange Act" means the Securities Exchange Act of 1934.

"Final Scheduled Payment Date" means, for each Class, the Payment Date stated below:

Class	Final Scheduled Payment Date
Class A-1	
Class A-2	
Class A-3	
Class A-4	
Class B	
Class C	

"Financed Vehicle" means a new or used car, light truck or utility vehicle and all related accessories securing an Obligor's indebtedness under a Receivable.

"First Priority Principal Payment" means, for a Payment Date, the greater of:

(a)   an amount (not less than zero) equal to the Note Balance of the Class A Notes as of the prior Payment Date (or, for the initial Payment Date, as of the Closing Date) minus the Adjusted Pool Balance; and

(b)   on and after the Final Scheduled Payment Date of any Class A Notes, the Note Balance of the Class A Notes.

["Floating Rate Notes" means the Class A-2b Notes.]

"Ford Credit" means Ford Motor Credit Company LLC, a Delaware limited liability company.

"Grant" means to mortgage, pledge, assign and to grant a lien on and a security interest in the relevant property.

"Indemnified Person" has the meaning stated in Section 6.7(c) of the Indenture, Section 6.3(b) of the Sale and Servicing Agreement and Section 7.2(b) of the Trust Agreement, as applicable.

"Indenture" means the Indenture, dated as of the Cutoff Date, between the Issuer and the Indenture Trustee.

"Indenture Trustee" means _____, a _____, not in its individual capacity but solely as Indenture Trustee under the Indenture.

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"Independent" means that the relevant Person (a) is independent of the Issuer, the Depositor and their Affiliates, (b) does not have any direct financial interest or any material indirect financial interest in the Issuer, the Depositor or their Affiliates and (c) is not an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions of or for the Issuer, the Depositor or their Affiliates.

"Independent Certificate" means a certificate or opinion to be delivered to the Indenture Trustee under Section 11.1 of the Indenture, signed by an Independent appraiser or other expert appointed by an Issuer Order and approved by the Indenture Trustee, and stating that the signer has read the definition of "Independent" and that the signer is Independent.

"Initial Pool Balance" means $_____, the aggregate Principal Balance of the Receivables as of the Cutoff Date.

"Insolvency Event" means, for a Person, (a) the making of a general assignment for the benefit of creditors, (b) the filing of a voluntary petition in bankruptcy, (c) being adjudged bankrupt or insolvent, or having had entered against the Person an order for relief in any bankruptcy or insolvency proceeding, (d) the filing by the Person of a petition or answer seeking reorganization, liquidation, dissolution or similar relief under any law, (e) seeking, consenting to or acquiescing in the appointment of a trustee, liquidator, receiver or similar official of the Person or of all or any substantial part of the Person's assets, (f) the failure to obtain dismissal or a stay within 60 days of the start of or the filing by the Person of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in any proceeding against the Person seeking (i) reorganization, liquidation, dissolution or similar relief under any law or (ii) the appointment of a trustee, liquidator, receiver or similar official of the Person or of all or any substantial part of the Person's assets or (g) the failure by the Person generally to pay its debts as they become due.

"Interest Period" means, for a Payment Date, (a) for the Class A-1 Notes[and the Floating Rate Notes], from the prior Payment Date to the Payment Date (or from the Closing Date to ____, 20__, for the first Payment Date) and (b) for each other Class, from the 15th day of the month prior to the Payment Date to the 15th day of the month in which the Payment Date occurs (or from the Closing Date to ____, 20__ for the first Payment Date).

"Investment Company Act" means the Investment Company Act of 1940.

"Issuer" means Ford Credit Auto Owner Trust 20__-__, a Delaware statutory trust.

"Issuer Order" and "Issuer Request" has the meaning stated in Section 11.1(a) of the Indenture.

["LIBOR" means (a) for the first Interest Period, _____% and (b) for subsequent Interest Period, the following rate, as determined by the Calculation Agent:

(i)   the rate for U.S. dollar deposits for a period of one month which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on the LIBOR Determination Date; and

(ii)   if the rate does not appear on the Reuters Screen LIBOR01 Page, the rate determined on the basis of the rates at which deposits in U.S. Dollars are offered by four major banks in the London interbank market selected by the Calculation Agent at approximately 11:00 a.m., London time, on the LIBOR Determination Date to prime banks in the London interbank market for a period of one month starting on the LIBOR Determination Date and in a principal amount of at least U.S.$1,000,000, the Calculation Agent will request the principal London office of each of the banks selected to quote its rate. If at least two quotes are provided, the rate will be the arithmetic mean of the quotations. If fewer than two quotes are provided as requested, the rate will be the arithmetic mean of the rates quoted by three major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on that LIBOR Determination Date for loans in U.S. Dollars to leading European banks for a period of one month starting on the LIBOR Determination Date and in a principal amount of at least U.S.$1,000,000. However, if the banks selected by the Calculation Agent are not quoting rates, LIBOR for the Interest Period will be the same as LIBOR for the immediately preceding Interest Period.]

["LIBOR Determination Date" means, the date that is two London Banking Days before the first day of the applicable Interest Period.]

"Lien" means a security interest, lien, charge, pledge or encumbrance.

"Limited Liability Company Agreement" means the Amended and Restated Limited Liability Company Agreement of the Depositor, dated as of March 1, 2001, executed by Ford Credit, as sole member; or the Limited Liability Company Agreement of Ford Credit, dated as of April 30, 2007 and effective on May 1, 2007, as applicable.

"Liquidated Receivable" means a Receivable for which the Servicer has received and applied the proceeds of a sale by auction or other disposition of the Financed Vehicle.

"Liquidation Proceeds" means, for a Collection Period and a Liquidated Receivable and a Receivable that is charged off during that Collection Period, an amount equal to:

(a)   all amounts received and applied by the Servicer for the Receivable, whether allocable to interest or principal, during the Collection Period; minus

(b)   Recoveries for the Receivable; minus

(c)   any amounts paid by the Servicer for the account of the related Obligor, including collection expenses and amounts paid to third parties for the repossession, transportation, reconditioning and disposition of the Financed Vehicle; minus

(d)   any amounts required by law or under the Credit and Collection Policy to be paid to the Obligor.

["London Banking Day" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.]

["Loss" means _____]

"Monthly Deposit Required Ratings" has the meaning stated in Section 4.3(a) of the Sale and Servicing Agreement.

"Monthly Investor Report" has the meaning stated in Section 3.4(a) of the Sale and Servicing Agreement.

"Moody's" means Moody's Investors Service, Inc.

"Note Balance" means, for a Note or Class, the initial aggregate principal amount of the Note or Class minus all amounts distributed on the Note or Class that is allocable to principal.

"Noteholder" means the Person in whose name a Note is registered on the Note Register.

"Note Interest Rate" means, for each Class, the interest rate per annum stated below:

Class	Note Interest Rate
Class A-1	%
Class A-2[a]	%
[Class A-2b Notes	one-month LIBOR + ____]
Class A-3	%
Class A-4	%
Class B	%
Class C	%

"Note Interest Shortfall" means, for a Class and a Payment Date, an amount equal to the excess, if any, of the Accrued Note Interest for the prior Payment Date for the Class over the amount of interest that was paid to the Noteholders of that Class on the prior Payment Date, together with interest on the excess amount, to the extent lawful, at the Note Interest Rate for the Class for that Interest Period.

"Note Monthly Interest" means, for a Class and a Payment Date, the aggregate amount of interest accrued on the Note Balance of the Class at the Note Interest Rate for the Class for that Interest Period.

"Note Owner" means, for a Book-Entry Note, the Person who is the beneficial owner of a Book-Entry Note as reflected on the books of the Clearing Agency or on the books of a Person maintaining an account with the Clearing Agency (as a direct participant or as an indirect participant, in each case according to the rules of the Clearing Agency).

"Note Paying Agent" means the Indenture Trustee and any other Person appointed as Note Paying Agent under Section 2.13 of the Indenture.

"Note Pool Factor" means, for a Class and a Payment Date, a seven-digit decimal figure equal to the Note Balance of the Class after giving effect to any principal payments to be made on the Class on that Payment Date divided by the initial Note Balance of the Class.

"Note Register" and "Note Registrar" have the meanings stated in Section 2.4 of the Indenture.

"Noteholder" means the Person in whose name a Note is registered on the Note Register.

"Notes" means the Class A-1 Notes, the Class A-2[a] Notes[, the Class A-2b Notes], the Class A-3 Notes, the Class A-4 Notes, the Class B Notes and the Class C Notes, collectively.

"Obligor" means the purchaser or co-purchasers of the Financed Vehicle or any guarantor or other Person who owes payments under the Receivable (not including any Dealer for Dealer Recourse).

"Officer's Certificate" means (a) for the Issuer, a certificate signed by a Responsible Person of the Issuer and (b) for the Depositor or the Servicer, a certificate signed by any officer of the Depositor or the Servicer, as applicable.

"Opinion of Counsel" means a written opinion of counsel which counsel is reasonably acceptable to the Indenture Trustee, the Owner Trustee and the Rating Agencies, as applicable.

"Other Assets" means any assets or interests in any assets (other than the Trust Property) conveyed or purported to be conveyed by the Depositor to any Person other than the Issuer, whether by way of a sale, capital contribution, the Grant of a Lien or otherwise.

"Outstanding" means, as of any date, all Notes authenticated and delivered under the Indenture on or before that date except (a) Notes that have been cancelled by the Note Registrar or delivered to the Note Registrar for cancellation, (b) Notes or portions of Notes to the extent an amount necessary to pay all or a portion of those Notes has been deposited with the Indenture Trustee or any Note Paying Agent in trust for the Noteholders of those Notes on or before that date. However, if those Notes are to be redeemed, notice of the redemption has been given under the Indenture and (c) Notes in exchange for or in lieu of which other Notes have been authenticated and delivered under the Indenture unless proof satisfactory to the Indenture Trustee is presented that any Notes are held by a bona fide purchaser. In determining whether (i) Noteholders evidencing the required Note Balance have made or given a request, demand, authorization, direction, notice, consent or waiver under any Transaction Document, Notes owned by the Issuer, the Depositor, the Servicer or their Affiliates will be deemed not to be Outstanding and (ii) the Indenture Trustee is protected in relying on any request, demand, authorization, direction, notice, consent or waiver, only Notes that a Responsible Person of the Indenture Trustee knows to be so owned will be deemed not to be Outstanding. However, Notes owned by the Issuer, the Depositor, the Servicer or their Affiliates will be treated as Outstanding if (A) no other Notes remain Outstanding or (B) those Notes have been pledged in good faith and the pledgee establishes to the reasonable satisfaction of the Indenture Trustee the pledgee's right to act for those Notes and that the pledgee is not the Issuer, the Depositor, the Servicer or their Affiliates.

"Owner Trustee" means _____, a _____, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

"Payment Date" means the 15th day of each month or, if not a Business Day, the next Business Day, beginning in the first full month after the Closing Date.

"Permitted Investments" means book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form that evidence:

(a)   direct non-callable obligations of, and obligations fully guaranteed as to timely payment by, the United States;

(b)   demand deposits, time deposits, certificates of deposit or bankers' acceptances of any depository institution or trust company (i) incorporated under the laws of the United States or any State or any United States branch or agency of a foreign bank, (ii) subject to supervision and examination by federal or State banking or depository institution authorities and (iii) that at the time the investment or contractual commitment to invest is made, the commercial paper or other short-term unsecured debt obligations (other than obligations with a rating based on the credit of a Person other than the depository institution or trust company) of the depository institution or trust company have the Required Rating;

(c)   commercial paper, including asset-backed commercial paper, having, at the time the investment or contractual commitment to invest is made, the Required Rating;

(d)   investments in money market funds having, at the time the investment or contractual commitment to invest is made, a rating in the highest investment grade category from each of the Rating Agencies (including funds for which the Indenture Trustee or the Owner Trustee or any of their Affiliates is investment manager or advisor);

(e)   repurchase obligations for any security that is a direct non-callable obligation of, or fully guaranteed by, the United States or any agency or instrumentality of the United States the obligations of which are backed by the full faith and credit of the United States, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b) above; and

(f)   any other investment that satisfied the Rating Agency Condition.

"Permitted Lien" means a tax, mechanics' or other Lien that attaches by operation of law, or any security interest of the Depositor in the Purchased Property under the Purchase Agreement, the Issuer in the Trust Property under the Sale and Servicing Agreement or the Indenture Trustee in the Collateral under the Indenture.

"Person" means a legal person, including a corporation, natural person, joint venture, limited liability company, partnership, trust, business trust, association, government, a department or agency of a government or any other entity.

"Pool Balance" means, on the last day of a Collection Period, an amount equal to the aggregate Principal Balance of the Receivables as of that day, excluding Purchased Receivables.

"Preliminary Prospectus" means the preliminary prospectus supplement, dated [_____], 20[__], to the Depositor's prospectus, dated [_____], 20[__].

"Principal Balance" means, for a Receivable as of the last day of a month, an amount (not less than zero) equal to:

(a)   the Amount Financed; minus

(b)   the portion of the amounts applied on or before that date allocable to principal; minus

(c)   Realized Losses.

"Principal Payment Account" means the account established and maintained under Section 4.1(b) of the Sale and Servicing Agreement.

"Proceeding" means a suit in equity, action at law or other judicial or administrative proceeding, or governmental investigation.

"Prospectus" means (a) the final prospectus supplement, dated [_____], 20[__], to the Depositor's prospectus, dated [_____], 20[__], relating to the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes, the Class A-4 Notes, the Class B Notes and the Class C Notes and (b) the final offering memorandum, dated [_____], 20[__], relating to the Class A-1 Notes.

"Purchase Agreement" means the Purchase Agreement, dated as of the Cutoff Date, between the Sponsor and the Depositor.

"Purchase Amount" means, for a Receivable for which the Purchase Amount is to be included in Available Funds for a Payment Date, the Principal Balance of the Receivable as of the last day of the second prior Collection Period plus 30 days of interest at the applicable APR or, if the Receivable has been charged off, an amount equal to the Realized Loss on the Receivable minus any Recoveries through the last day of the prior Collection Period.

"Purchased Property" means (a) the Receivables, (b) all amounts received and applied on the Receivables on or after the Cutoff Date, (c) the security interests in the Financed Vehicles granted by Obligors under the Receivables and any other interest of Ford Credit in the Financed Vehicles, (d) rights to receive proceeds from claims on any physical damage, credit life, credit disability or other insurance covering the Financed Vehicles or Obligors, (e) Dealer Recourse for the Receivables, (f) the applicable Receivable Files, (g) all property securing the Receivables, (h) rebates of premiums and other amounts relating to insurance and other items financed under the Receivables in effect as of the Cutoff Date, (i) all present and future claims, demands, causes of action and choses in action relating to any of the property described above and (j) all payments on or under and all proceeds of the property described above.

"Purchased Receivable" means, for a Collection Period, a Receivable (a) purchased by the Servicer under Section 3.2(a) of the Sale and Servicing Agreement, (b) repurchased by the Depositor under Section 2.4(a) of the Sale and Servicing Agreement or (c) repurchased by Ford

Credit under Section 3.3(a) of the Purchase Agreement and for which, in each case, the Purchase Amount is included in Available Funds for the related Payment Date.

"QIB" has the meaning stated in Section 2.4 of the Indenture.

"Qualified Institution" means (a) a bank or depository institution organized under the laws of the United States or any State or any United States branch or agency of a foreign bank or depository institution that (i) is subject to supervision and examination by federal or State banking authorities, (ii) has a short-term deposit rating of "P-1" from Moody's and "A-1+" from Standard & Poor's, (iii) if the institution holds any Bank Accounts other than as segregated trust accounts and the deposits are to be held in the accounts more than 30 days, has a long-term unsecured debt rating or issuer rating of at least "AA" from Standard & Poor's, and (iv) if the institution is organized under the laws of the United States, whose deposits are insured by the Federal Deposit Insurance Corporation, or (b) the corporate trust department of any bank or depository institution organized under the laws of the United States or any State or any United States branch or agency of a foreign bank or depository institution that is subject to supervision and examination by federal or State banking authorities that (x) is authorized under those laws to act as a trustee or in any other fiduciary capacity, and (y) has a long-term deposit rating of at least "Baa3" or better from Moody's.

"Rating Agency" means, as of any date, each nationally recognized statistical rating organization that has been engaged by the Depositor to rate the Notes and is then rating the Notes.

"Rating Agency Condition" means, for an action or request, [(a) for Standard & Poor's, that Standard & Poor's has notified the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee that the proposed action or request will not result in a downgrade or withdrawal of its then current rating on any of the Notes] and [(b) for Moody's, that (i) except as stated in clause (ii), the Issuer has given ten days' prior written notice to Moody's and Moody's has not notified the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee in writing that the action will result in a downgrade or withdrawal of the then current rating on any of the Notes, and (ii) for an action described in clause (f) of the definition of "Permitted Investments" or in connection with the payment of amounts on the related Payment Date under the Sale and Servicing Agreement, Moody's has notified the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee in writing that the action will not result in a reduction or withdrawal of its then current rating of the Notes] and [(c) for Fitch, the Issuer has given ten days' prior written notice to Fitch and Fitch has not notified the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee before the end of the ten day period in writing that the action or request will result in a downgrade or withdrawal of its then current rating on any of the Notes].

"Realized Loss" means, for a Receivable that is charged off by the Servicer, an amount (not less than zero) equal to:

(a)   the Principal Balance of the Receivable as of the last day of the Collection Period before the Collection Period in which the Receivable is charged off; minus

(b) any Liquidation Proceeds received in the Collection Period in which the Receivable is charged off.

"Receivable" means, for a Collection Period, a retail installment sale contract or finance contract listed on the Schedule of Receivables, excluding any contract that (a) became a Purchased Receivable during a prior Collection Period or (b) was a charged off Receivable sold under Section 3.3 during a prior Collection Period.

"Receivable Files" has the meaning stated in Section 2.6 of the Sale and Servicing Agreement.

"Record Date" means, for a Payment Date and a Book-Entry Note, the close of business on the day before the Payment Date and, for a Payment Date and a Definitive Note, the last day of the month before the month in which the Payment Date occurs.

"Recoveries" means, for a Receivable that has been charged off (whether or not the Receivable is a Liquidated Receivable) and a Collection Period, an amount equal to:

(a) all amounts received and applied by the Servicer during the Collection Period for the Receivable, whether allocable to interest or principal, after the date it was charged off; minus

(b) any amounts paid by the Servicer for the account of the Obligor, including collection expenses and amounts paid to third parties in connection with the repossession, transportation, reconditioning and disposition of the Financed Vehicle, to the extent the amounts have not been included in calculating Liquidation Proceeds for that Collection Period; minus

(c) any amounts required by law or under the Credit and Collection Policy to be paid to the Obligor.

"Redemption Date" means the Payment Date stated by the Servicer for a redemption of the Notes under Section 10.1 of the Indenture.

"Registered Noteholder" means the Person in whose name a Note is registered on the Note Register on the applicable Record Date.

"Regular Principal Payment" means, for a Payment Date, the greater of:

(a) an amount (not less than zero) equal to:

(i) the greater of:

(A) the Note Balance of the Class A-1 Notes as of the prior Payment Date or the Closing Date, as applicable; and

(B) an amount equal to:

<ol type="1" start="1">
the aggregate Note Balances of all Notes as of the prior Payment Date or the Closing Date, as applicable; <u>minus</u>
the Pool Balance as of the last day of the prior Collection Period <u>minus</u> the Targeted Overcollateralization Amount; <u>minus</u>

(ii)   the sum of the First Priority Principal Payment and the Second Priority Principal Payment; and

(b)   on and after the Final Scheduled Payment Date of the Class C Notes, the Note Balance of the Class C Notes.

"<u>Regulation AB</u>" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123.

"<u>Required Rating</u>" means, for short-term unsecured debt obligations, a rating of [(a) "P-1" from Moody's], [(b) "A-1+" from Standard & Poor's] and [(c) "F1+" from Fitch.]

"<u>Requesting Party</u>" means the Issuer, the Owner Trustee or the Indenture Trustee, as applicable, that requests that the Depositor and/or the Sponsor repurchase a Receivable due to an alleged breach of a representation and warranty.

"<u>Reserve Account</u>" means the account established under Section 4.1(c) of the Sale and Servicing Agreement.

"<u>Reserve Account Draw Amount</u>" means, for a Payment Date, the lesser of:

(a)   an amount (not less than zero) equal to the Total Required Payment <u>minus</u> the Available Funds determined without regard to the Reserve Account Draw Amount; and

(b)   the amount in the Reserve Account <u>minus</u> any net investment earnings.

"<u>Residual Interest</u>" means a beneficial ownership interest in the Issuer, as recorded on the Trust Register.

"<u>Responsible Person</u>" means:

(a)   for the Administrator, the Depositor, the Sponsor and the Servicer, a Person designated in an Officer's Certificate of the Person or other notice signed by an officer of the Person as authorized to act for the Person;

(b)   for the Issuer, an officer within the Corporate Trust Office of the Owner Trustee, including any vice president, assistant vice president, secretary, assistant secretary, senior associate or another officer of the Owner Trustee customarily performing functions similar to those performed by the officers listed above and also, for a particular matter, another officer to whom the matter is referred

because of the officer's knowledge of and familiarity with the particular subject, and if the Administration Agreement is in effect, any Responsible Person of the Administrator; and

(c)   for the Indenture Trustee or the Owner Trustee, an officer within the Corporate Trust Office of the Indenture Trustee or the Owner Trustee, including any vice president, assistant vice president, secretary, assistant secretary or another officer of the Indenture Trustee or the Owner Trustee, customarily performing functions similar to those performed by the officers listed above and also, for a particular matter, any other officer to whom the matter is referred because of the officer's knowledge of and familiarity with the particular subject.

"Review" means, for any Review Notice, the performance by the Asset Representations Reviewer of each Test stated in Schedule A to the Asset Representations Review Agreement for each Review Receivable.

"Review Notice" means the notice from the Indenture Trustee to the Asset Representations Reviewer and the Servicer directing the Asset Representations Reviewer to perform a Review under Section 3.1(a) of the Asset Representations Review Agreement, substantially in the form of Exhibit A to the Asset Representations Review Agreement.

"Review Receivable" means, for any Review, each Receivable which is more than 60 days Delinquent as of the last day of the Collection Period before the receipt by the Asset Representations Reviewer and the Servicer of a Review Notice.

"Rule 144A" means Rule 144A under the Securities Act.

"Rule 144A Information" has the meaning stated in Section 2.4 of the Indenture.

"Rule 144A Notes" has the meaning stated in Section 2.4(h) of the Indenture.

"Rule 144A Note Transfer" has the meaning stated in Section 2.4(i) of the Indenture.

"Sale and Servicing Agreement" means the Sale and Servicing Agreement, dated as of the Cutoff Date, among the Issuer, the Depositor and the Servicer.

"Schedule of Receivables" means the schedule or file identifying the Receivables attached as Exhibit A to the Purchase Agreement and Schedule A to the Sale and Servicing Agreement and the Indenture.

"Second Priority Principal Payment" means, for a Payment Date, the greater of:

(a)   an amount (not less than zero) equal to:

(i)   the aggregate Note Balances of the Class A Notes and the Class B Notes as of the prior Payment Date (or, for the initial Payment Date, as of the Closing Date); minus

    (ii) the Adjusted Pool Balance; <u>minus</u>

    (iii) the First Priority Principal Payment; and

  (b) on and after the Final Scheduled Payment Date of the Class B Notes, the Note Balance of the Class B Notes.

"<u>Secured Parties</u>" means the Noteholders.

"<u>Securities Account</u>" means each account established and maintained under Section 2.1 of the Control Agreement.

"<u>Securities Act</u>" means the Securities Act of 1933.

"<u>Servicer</u>" means Ford Credit or the Successor Servicer.

"<u>Servicer Termination Event</u>" has the meaning stated in Section 7.1 of the Sale and Servicing Agreement.

"<u>Servicing Fee</u>" means, for a Collection Period, the fee payable to the Servicer in an amount equal to the product of:

  (a) one-twelfth of 1.0%; <u>times</u>

  (b) the Pool Balance as of the last day of the prior Collection Period (or the Cutoff Date for the first month).

"<u>Similar Law</u>" means any federal, State, local or non-U.S. law or regulation that is substantially similar to Title I of ERISA or Section 4975 of the Code.

"<u>Specified Reserve Balance</u>" means $_____, or ___% of the Initial Pool Balance.

"<u>Sponsor</u>" means Ford Credit.

"<u>Standard & Poor's</u>" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business.

"<u>State</u>" means a state or commonwealth of the United States, or the District of Columbia.

"<u>Successor Servicer</u>" means a successor Servicer appointed under Section 7.2 of the Sale and Servicing Agreement.

"<u>Supplemental Servicing Fee</u>" means, for a Collection Period, all late fees, prepayment charges, extension fees and other administrative fees or similar charges on the Receivables.

"Targeted Credit Enhancement Amount" means, for a Payment Date, the greater of:

(a)   the Specified Reserve Balance; and

(b)   ____% of the Pool Balance as of the last day of the prior Collection Period.

"Targeted Overcollateralization Amount" means, for a Payment Date, an amount equal to:

(a)   the Yield Supplement Overcollateralization Amount; plus

(b)   the Targeted Credit Enhancement Amount; minus

(c)   the Specified Reserve Balance.

"Test" means, for a Review, each "Breach Determination Procedure" in Schedule A to the Asset Representations Review Agreement to be performed by the Asset Representations Reviewer on the Review Receivables.

"Total Required Payment" means, for a Payment Date, the sum of

(a)   the amount, up to a maximum of $150,000 per annum, payable to the Indenture Trustee under Section 6.7 of the Indenture and to the Owner Trustee under Sections 7.1 and 7.2 of the Trust Agreement, and for any expenses of the Issuer incurred under the Transaction Documents; plus

(b)   the Servicing Fee and all unpaid Servicing Fees from prior Collection Periods; plus

(c)   the Accrued Note Interest for all Classes of Notes; plus

(d)   the First Priority Principal Payment; plus

(e)   the Second Priority Principal Payment; plus

(f)   on or after the Final Scheduled Payment Date of the Class C Notes, the Note Balance of the Class C Notes.

Following an Event of Default and an acceleration of the Notes or an Insolvency Event or dissolution of the Depositor, until the Note Balances of each Class of Notes have been paid in full, the Total Required Payment will also include the aggregate Note Balances of all Notes.

"Transaction Documents" means the Certificate of Formation and the Limited Liability Company Agreement of the Depositor, the Certificate of Trust, the Trust Agreement, the Purchase Agreement, the Sale and Servicing Agreement, the Indenture, the Administration Agreement, Asset Representations Review Agreement, the DTC Letter and the Control Agreement.

"Trust Accounts" means the Bank Accounts and the Trust Distribution Account (if established).

"Trust Agreement" means the Amended and Restated Trust Agreement dated as of the Cutoff Date, between the Depositor and the Owner Trustee.

"Trust Distribution Account" means the account that may be established under Section 4.1(g) of the Sale and Servicing Agreement.

"Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939.

"Trust Property" means (a) the Purchased Property, (b) the Depositor's rights under the Purchase Agreement, (c) the Depositor's rights under the Sale and Servicing Agreement, (d) all security entitlements relating to the Trust Accounts and the property deposited in or credited to any of the Trust Accounts, (e) all present and future claims, demands, causes of action and choses in action relating to any of the property described above and (f) all payments on or under and all proceeds relating to the property described above.

"Trust Register" and "Trust Registrar" have the meanings stated in Section 3.2 of the Trust Agreement.

"UCC" means the Uniform Commercial Code as in effect in any relevant jurisdiction.

"Void Rule 144A Note Transfer" has the meaning stated in Section 2.4(i) of the Indenture.

"Yield Supplement Overcollateralization Amount" means, for the Closing Date and each Payment Date, the amount stated on the Yield Supplement Overcollateralization Schedule for that date. The Yield Supplement Overcollateralization Amount has been or will be calculated for the Closing Date and each Payment Date as the sum for each Receivable of the amount (not less than zero) equal to:

(a)   the future payments on the Receivable discounted to present value as of the last day of the prior Collection Period (or the Cutoff Date, for the Closing Date) at the APR of the Receivable; minus

(b)   the future payments on the Receivable discounted to present value as of the last day of the prior Collection Period (or the Cutoff Date, for the Closing Date) at ____%.

For purposes of this calculation, the future payments on each Receivable are the equal monthly payments that would reduce the Receivable's Principal Balance as of the Cutoff Date to zero on the Receivable's final scheduled payment date, at an interest rate equal to the APR of the Receivable and without any delays, defaults or prepayments.

"Yield Supplement Overcollateralization Schedule" means, for the Closing Date and each Payment Date, the following schedule:

Closing Date........................	$	[Payment Date]..................	$
[Payment Date]....................		[Payment Date]..................	
[Payment Date]....................		[Payment Date]..................	

Form of Monthly Investor Report

Ford Credit Auto Owner Trust 20__-__
Monthly Investor Report

Collection Period
Payment Date
Transaction Month(s)

Additional information about the structure, cashflows, defined terms and parties for this transaction can be found in the prospectus supplement, available on the SEC website (http://www.sec.gov) under the registration number 333-_____ and at http://www.fordcredit.com/institutionalinvestments/index.jhtml.

I. ORIGINAL DEAL PARAMETERS

	Dollar Amount	**# of Receivables**	**Weighted Avg Remaining Term at Cutoff**
Initial Pool Balance			
Original Securities:	**Dollar Amount**	**Note Interest Rate**	**Legal Final Maturity**
Class A-1 Notes		%	
Class A-2[a] Notes		%	
[Class A-2b Notes		%	]
Class A-3 Notes		%	
Class A-4 Notes		%	
Class B Notes		%	
Class C Notes		%	
Total			

II. AVAILABLE FUNDS

Interest:

    Interest Collections

Principal:

    Principal Collections

        Prepayments in Full
        Liquidation Proceeds
        Recoveries

    Sub Total

Collections

Purchase Amounts:

        Purchase Amounts Related to Principal
        Purchase Amounts Related to Interest

        Sub Total

        Clean-up Call

        Reserve Account Draw Amount

        Available Funds – Total

III. DISTRIBUTIONS

	Calculated Amount	Amount Paid	Shortfall	Carryover Shortfall	Remaining Available Funds
Owner Trustee, Indenture Trustee, Asset Representations Reviewer and Issuer Fees and Expenses					
Servicing Fee					
Interest – Class A-1 Notes					
Interest – Class A-2[a] Notes					
[Interest – Class A-2b Notes]					
Interest – Class A-3 Notes					
Interest – Class A-4 Notes					
First Priority Principal Payment					
Interest – Class B Notes					
Second Priority Principal Payment					
Interest – Class C Notes					
Reserve Account Deposit					
Regular Principal Payment					
Additional Owner Trustee, Indenture Trustee, Asset Representations Reviewer and Issuer Fees and Expenses					
Collections Released to Depositor					

Total

        Principal Payment:

                First Priority Principal Payment
                Second Priority Principal Payment
                Regular Principal Payment

Total

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IV. NOTEHOLDER PAYMENTS

	Noteholder Principal Payments	Noteholder Interest Payments	Total Payment
	Actual Per $1,000 of Original Balance	Actual Per $1,000 of Original Balance	Actual Per $1,000 of Original Balance
Class A-1 Notes			
Class A-2[a] Notes			
[Class A-2b Notes]			
Class A-3 Notes			
Class A-4 Notes			
Class B Notes			
Class C Notes			

V. NOTE BALANCE AND POOL INFORMATION

	Beginning of Period		End of Period	
	Balance	Note Factor	Balance	Note Factor
Class A-1 Notes				
Class A-2[a] Notes				
[Class A-2b Notes]				
Class A-3 Notes				
Class A-4 Notes				
Class B Notes				
Class C Notes				

Total

Pool Information

Weighted Average APR
Weighted Average Remaining Term
Number of Receivables Outstanding
Pool Balance
Adjusted Pool Balance (Pool Balance - YSOC Amount)
Pool Factor

VI. OVERCOLLATERALIZATION INFORMATION

Specified Reserve Balance
Targeted Credit Enhancement Amount
Yield Supplement Overcollateralization Amount
Targeted Overcollateralization Amount
Actual Overcollateralization Amount (EOP Pool Balance - EOP Note Balance)

VII. RECONCILIATION OF RESERVE ACCOUNT

Beginning Reserve Account Balance
Reserve Account Deposits Made
Reserve Account Draw Amount
Ending Reserve Account Balance
Change in Reserve Account Balance
Specified Reserve Balance

VIII. NET LOSSES AND DELINQUENT ACCOUNTS

	# of Receivables	Amount
Realized Loss		
(Recoveries)		

Net Losses for Current Collection Period
Cumulative Net Losses Last Collection

Cumulative Net Losses for all Collection Periods
Ratio of Net Losses for Current Collection Period to Beginning of Period Pool Balance (annualized)

Delinquent Receivables:

	% of EOP Pool	# of Receivables	Amount
31-60 Days Delinquent			
61-90 Days Delinquent			
91-120 Days Delinquent			
Over 120 Days Delinquent			

Total Delinquent Receivables

Repossession Inventory:

Repossessed in Current Collection Period
Total Repossessed Inventory

Ratio of Net Losses to the Average Pool Balance for the Collection Period:
Second Prior Collection Period
Prior Collection Period
Current Collection Period
Three Month Average

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Number of 61+ Delinquent Receivables to EOP Number of Outstanding Receivables:
Second Prior Collection Period
Prior Collection Period
Current Collection Period
Three Month Average

Delinquency Trigger: [Y/N]

IX. REPURCHASE DEMAND ACTIVITY (RULE 15Ga-1)

(1) Repurchase Activity

[No activity to report]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected		
			(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)	(#)	($)	(% of principal balance)
Retail Auto Loans: Ford Credit Auto Owner Trust 20__-__ CIK#		Ford Motor Credit Company LLC																					

(2) Most Recent Form ABS-15G

Filed by: Ford Motor Credit Company LLC

CIK#: 0000038009

Date: February __, 20__

EA-5

102004007v6

EXHIBIT 99.3

ADMINISTRATION AGREEMENT

among

FORD CREDIT AUTO OWNER TRUST 20__-__,
as Issuer,

FORD MOTOR CREDIT COMPANY LLC,
as Administrator

and

_____,
as Indenture Trustee

Dated as of _____, 20__

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT, dated as of _____, 20__ (this "Agreement"), among FORD CREDIT AUTO OWNER TRUST 20__-__, a Delaware statutory trust, as Issuer, FORD MOTOR CREDIT COMPANY LLC, a Delaware limited liability company, as Administrator, and _____, a _____, not in its individual capacity but solely as Indenture Trustee.

BACKGROUND

The Issuer was formed under the Trust Agreement and will issue the Notes under the Indenture.

The Issuer and the Owner Trustee have determined to engage the Administrator to perform the duties of the Issuer and the Owner Trustee under the Transaction Documents.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Agreement are defined in Appendix A to the Sale and Servicing Agreement, dated as of _____, 20__, among Ford Credit Auto Owner Trust 20__-__, as Issuer, Ford Credit Auto Receivables Two LLC, as Depositor, and Ford Motor Credit Company LLC, as Servicer. Appendix A also contains usage rules that apply to this Agreement. Appendix A is incorporated by reference into this Agreement.

ARTICLE II
ENGAGEMENT OF ADMINISTRATOR

Section 2.1.   Engagement. The Issuer and the Owner Trustee engage the Administrator to perform the duties of the Issuer and the Owner Trustee under the Transaction Documents on the terms in this Agreement and the Administrator accepts the engagement.

Section 2.2.   Compensation. As compensation for the performance of the Administrator's duties under this Agreement and as reimbursement for its expenses related to its duties under this Agreement, the Depositor will pay the Administrator a fee in an amount agreed on by the Depositor and the Administrator.

ARTICLE III
DUTIES OF ADMINISTRATOR

Section 3.1.   Duties of the Administrator under the Indenture.

(a)   General Duties under the Indenture. The Administrator will consult with the Owner Trustee about the duties of the Issuer under the Indenture. The Administrator will monitor the performance of the Issuer and will advise the Owner Trustee when action is necessary to perform the Issuer's duties under the Indenture and comply with the Indenture. The

Administrator will prepare all documents that are the duty of the Issuer to prepare, file or deliver under the Indenture and may execute those documents on behalf of the Issuer.

(b)   Duties of the Issuer and the Owner Trustee under the Indenture. The Administrator will take all action that is the duty of the Issuer or the Owner Trustee to take under the Indenture, including (references are to sections of the Indenture):

(i)   preparing or obtaining the documents required for authentication of the Notes and delivering the documents and instruments to the Indenture Trustee (Section 2.2);

(ii)   causing the Note Register to be kept and giving the Indenture Trustee notice of any appointment of a new Note Registrar and the location, or change in location, of the Note Register (Section 2.4(a));

(iii)   determining whether the requirements of UCC Section 8-401(a) are met (Sections 2.4(b) and (c));

(iv)   determining whether the requirements of UCC Section 8-405 are met (Section 2.5) and preparing an Issuer Request requesting the Indenture Trustee to authenticate and deliver replacement Notes in lieu of mutilated, destroyed, lost or stolen Notes (Section 2.5);

(v)   causing the Indenture Trustee to notify the Noteholders of the final principal payment on their Notes (Section 2.7(b));

(vi)   causing the Indenture Trustee to release property from the Lien of the Indenture (Section 2.9);

(vii)   preparing Definitive Notes according to the instructions of the Clearing Agency (Section 2.11);

(viii)   ensuring that the Indenture Trustee maintains an office or agency in the Borough of Manhattan, The City of New York, for registration of transfer or exchange of Notes (Section 3.2);

(ix)   directing the Indenture Trustee to deposit monies with any Note Paying Agents other than the Indenture Trustee (Section 3.3);

(x)   causing any newly appointed Note Paying Agents to deliver to the Indenture Trustee the instrument stated in the Indenture about funds held in trust (Section 3.3(b));

(xi)   directing any Note Paying Agent to pay to the Indenture Trustee all amounts to be held by the Indenture Trustee (Section 3.3(c));

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(xii)   obtaining and preserving the Issuer's qualification to do business in each jurisdiction in which the qualification is necessary to protect the validity and enforceability of the Indenture, the Notes and the Collateral (Section 3.4);

(xiii)   preparing supplements and amendments to the Indenture and financing statements, continuation statements, instruments of further assurance and other instruments as may be required for the supplement or amendment and taking all other action necessary or advisable to protect the Collateral (Section 3.5);

(xiv)   notifying the Indenture Trustee in an Officer's Certificate of any Person with whom the Issuer has contracted to perform its duties under the Indenture (Section 3.6(b));

(xv)   notifying the Indenture Trustee and the Rating Agencies of any Servicer Termination Event under the Sale and Servicing Agreement and, if the Servicer Termination Event is due to the failure of the Servicer to perform any of its duties under the Sale and Servicing Agreement for the Receivables, taking all reasonable steps available to cause the Servicer to correct the failure (Section 3.6(d));

(xvi)   effecting the recording of the Indenture, if applicable, and obtaining an Opinion of Counsel (Section 3.8(a));

(xvii)   delivering the Opinion of Counsel on the Closing Date, the annual Opinions of Counsel as to the Collateral, the annual Officer's Certificate and other statements of compliance with the Indenture (Sections 3.8(b) and (c) and Section 3.9);

(xviii)   preparing and obtaining the documents and instruments required for the consolidation or merger of the Issuer or the conveyance or transfer by the Issuer of any of its properties or assets (Section 3.10);

(xix)   notifying the Indenture Trustee and the Rating Agencies of an Event of Default under the Indenture (Section 3.15);

(xx)   monitoring the Issuer's duties for the satisfaction and discharge of the Indenture, preparing an Officer's Certificate and obtaining the required Opinions of Counsel (Section 4.1);

(xxi)   notifying the Indenture Trustee (with a copy of the notice to any Qualified Institution (if not the Indenture Trustee) maintaining any Bank Accounts) of the occurrence of an event in Section 5.1(a)(iii) of the Indenture, which with the giving of notice and the lapse of time would become an Event of Default, describing the Default, the status of the Default and what action the Administrator is taking or proposes to take about the Default (Section 5.1);

(xxii)   complying with any direction from the Indenture Trustee for the sale of the Collateral at one or more public or private sales (Section 5.6);

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(xxiii)   causing the Servicer to comply with its duties under the Sale and Servicing Agreement (Section 5.17);

(xxiv)   removing the Indenture Trustee if an event stated in Section 6.8(b) of the Indenture occurs and appointing a successor Indenture Trustee on the resignation or removal of the Indenture Trustee (Section 6.8);

(xxv)   notifying the Rating Agencies of the events stated in Section 6.9(a) of the Indenture (Section 6.9);

(xxvi)   preparing instruments to confirm the authority of a co-trustee or separate trustee or for the resignation or removal of a co-trustee or separate trustee (Section 6.10);

(xxvii)   inspecting the Indenture Trustee's books and records (Section 6.13);

(xxviii)   furnishing the Indenture Trustee with the names and addresses of Noteholders during any period when the Indenture Trustee is not the Note Registrar (Section 7.1);

(xxix)   preparing, executing (or, if applicable, having the Servicer execute) and filing with the Securities and Exchange Commission the information, documents and reports required to be filed by the Issuer under rules and regulations of the Securities and Exchange Commission (Section 7.3);

(xxx)   notifying the Indenture Trustee of the listing of the Notes on any stock exchange (Section 7.4(b));

(xxxi)   preparing, obtaining and filing the instruments, opinions, certificates and other documents required for the release of property from the Lien of the Indenture (Sections 8.4 and 10.1);

(xxxii)   preparing Issuer Orders and Officer's Certificates, providing notice to the Rating Agencies, obtaining Opinions of Counsel, evidence of satisfaction of the Rating Agency Condition and the necessary consents for the execution of supplemental indentures and preparing the supplemental indentures and notices for the execution of the supplemental indentures (Sections 9.1 and 9.2);

(xxxiii)   causing the execution of, and after execution by the Issuer, the delivery of new Notes conforming to any supplemental indenture (Section 9.6);

(xxxiv)   causing the Indenture Trustee to notify the Noteholders of the redemption of the Notes (Section 10.1);

(xxxv)   preparing Officer's Certificates and obtaining Opinions of Counsel and Independent Certificates for requests by the Issuer to the Indenture Trustee to take action under the Indenture (Section 11.1(a)); and

4

(xxxvi)   preparing Officer's Certificates and obtaining Independent Certificates, if necessary, for the release of property from the Lien of the Indenture (Section 11.1(c)).

(c)   Duties of the Administrator under the Indenture. The Administrator will perform all duties required to be performed by the Administrator under the Indenture.

Section 3.2.   Duties of the Administrator under other Transaction Documents.

(a)   Duties under the Transaction Documents. In addition to the duties of the Administrator in Sections 3.1 and 3.2, the Administrator will perform calculations and will prepare, file and deliver on behalf of the Issuer or the Owner Trustee, all documents that the Issuer or the Owner Trustee is required to prepare, file or deliver under the Transaction Documents, and at the request of the Owner Trustee will take all appropriate action that the Issuer or the Owner Trustee is required to take under the Transaction Documents. Subject to Section 6.1 of this Agreement, the Administrator will administer, perform or supervise the performance of all other duties for the Collateral (including those under the Transaction Documents) that are not covered by this Agreement and that are requested by the Owner Trustee and are reasonably within the capability of the Administrator, including:

(i)   obtaining and maintaining, at its own expense, any licenses required to be obtained or maintained by the Issuer under the laws of any State for the Issuer's duties under the Transaction Documents; and

(ii)   notifying the Owner Trustee of any licenses required to be obtained or maintained by the Owner Trustee under the laws of any State for the duties of the Owner Trustee under the Transaction Documents.

(b)   Duties under the Trust Agreement. The Administrator will be responsible for the following duties under the Trust Agreement (references are to sections of the Trust Agreement):

(i)   performing the duties of the Owner Trustee regarding tax matters of the Issuer, except that if the Owner Trustee is notified by the Administrator that the Issuer is considered taxable as a partnership for U.S. federal income tax purposes, the Owner Trustee will be responsible for the distribution to the Depositor and the holder of the Residual Interest all information required to enable the Depositor and any holder to prepare its U.S. federal and State income tax returns (Section 2.11);

(ii)   notifying the Owner Trustee (A) if any withholding tax is imposed on the Issuer's payments (or allocations of income) to the holder of the Residual Interest, the amount of any withholding tax required to be withheld by the Owner Trustee and the procedures to be followed to comply with the requirements under the Code and (B) if any additional tax withholding is required or is no longer required Section (4.1(c));

(iii)   preparing, executing and delivering, or directing the Servicer or the Depositor to prepare, execute and deliver, on behalf of the Issuer all certificates and other documents required to be delivered by the Sarbanes-Oxley Act of 2002 (Section 5.12);

(iv)   indemnifying the Owner Trustee (Section 7.2);

5

(v)   paying the organization expenses of the Issuer (Section 7.3);

(vi)   on the final distribution of funds to the holder of the Residual Interest, directing the Owner Trustee to cause the Certificate of Trust to be cancelled (Section 8.1(c));

(vii)   performing any duties relating to the removal of the Owner Trustee and the appointment of a successor Owner Trustee (Sections 9.2 and 9.3); and

(viii)   performing any other duties required to be performed by the Administrator under the Trust Agreement.

Section 3.3.   Duties of the Administrator under the DTC Letter. The Administrator will perform all duties of the Issuer under the DTC Letter. The Administrator will monitor the performance of the Issuer and will advise the Owner Trustee when action is necessary to perform the Issuer's duties under the DTC Letter and comply with the DTC Letter. The Administrator will prepare all documents that are the duty of the Issuer to prepare, file or deliver under the DTC Letter.

Section 3.4.   Inspections of the Administrator. The Administrator will permit the Issuer, the Depositor, the Owner Trustee or the Indenture Trustee (or their respective designees) to visit the offices (or a representative office) of the Administrator where it performs its duties under this Agreement to conduct an examination of its operations, procedures, internal controls and records and to discuss the Administrator's business operations with its officers and employees (which employees will be designated by the Administrator). These visits may be conducted no more than once during any year for each of the parties and will be scheduled during the Administrator's normal business hours at a time or times reasonably convenient to the Administrator and with a view to minimizing disruption to the Administrator's business operations. Any visit will be conducted according to the Administrator's rules and policies for safety and security on its premises and subject to the Administrator's policies for confidentiality and privacy and subject to the terms and conditions of a confidentiality agreement satisfactory to the Sponsor. Each of the Issuer, the Depositor, the Owner Trustee and the Indenture Trustee will be responsible for its own costs and expenses for such visits.

Section 3.5.   Additional Information to be Furnished to the Issuer. The Administrator will furnish to the Issuer all additional information regarding the Collateral as the Issuer may reasonably request.

Section 3.6.   Updating List of Responsible Persons. The Administrator will notify the Owner Trustee, the Indenture Trustee, the Servicer and the Depositor of the individuals who are authorized to act as a "Responsible Person" for the Administrator and any changes to those persons.

Section 3.7.   Prohibition on Some Actions. The Administrator will not (a) make any payments to the Noteholders under the Transaction Documents, (b) sell the Collateral under Section 5.6 of the Indenture or (c) take any other action that the Owner Trustee or the Indenture Trustee directs the Administrator not to take on its behalf.

102004002v6

ARTICLE IV
INDEMNIFICATION

Section 4.1.   Indemnification.

(a)   Indemnification of Indenture Trustee. The Administrator will indemnify the Indenture Trustee (in each of its capacities under the Transaction Documents, including as a "securities intermediary" as defined in Section 8-102 of the UCC and a "bank" as defined in Section 9-102 of the UCC under the Control Agreement) and its officers, directors, employees and agents (each, an "Indemnified Person"), for all costs, expenses, losses, damages and liabilities resulting from the administration of and the performance of its duties under the Indenture (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Indenture Trustee's willful misconduct, bad faith or negligence (except for errors in judgment) or (ii) the Indenture Trustee's breach of its representations or warranties in the Indenture.

(b)   Indemnification of Owner Trustee. The Administrator will indemnify the Owner Trustee and its officers, directors, employees and agents (each, an "Indemnified Person"), for all costs, expenses, losses, damages and liabilities resulting from the administration of and the performance of its duties under the Trust Agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Owner Trustee's willful misconduct, bad faith or negligence (except for errors in judgment) or (ii) the Owner Trustee's breach of its representations or warranties in the Trust Agreement.

(c)   Proceedings. Promptly on receipt by an Indemnified Person of notice of a Proceeding against any Indemnified Person, the Indemnified Person will, if a claim is to be made against the Administrator under Section 4.1(a) or (b), notify the Administrator of the Proceeding. The Administrator may participate in and assume the defense and settlement of a Proceeding at its expense. After notice from the Administrator to the Indemnified Person of the Administrator's intention to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and so long as the Administrator assumes the defense of the Proceeding in a manner reasonably satisfactory to the Indemnified Person, the Administrator will not be liable for legal expenses of counsel to the Indemnified Person unless there is a conflict between the interests of the Administrator and the Indemnified Person. If there is a conflict, the Administrator will pay the reasonable fees and expenses of separate counsel to the Indemnified Person. No settlement of a Proceeding may be made without the approval of the Administrator and the Indemnified Person, which approval will not be unreasonably withheld.

(d)   Survival of Obligations. The obligations of the Administrator under this Article IV will survive the termination of this Agreement.

(e)   Repayment. If the Administrator makes any payment under this Section 4.1 and the Indemnified Person later collects any of the amounts for which the payments were made to it from others, the Indemnified Person will promptly repay the amounts to the Administrator.

7

ARTICLE V
RESIGNATION AND REMOVAL OF THE ADMINISTRATOR;
SUCCESSOR ADMINISTRATOR

Section 5.1.   Resignation and Removal of the Administrator.

(a)   Resignation of Administrator. The Administrator may resign its duties under this Agreement by giving the Issuer, the Owner Trustee and the Indenture Trustee at least 60 days' notice.

(b)   Administrator Termination Events. If any of the following events occurs and is continuing, the Owner Trustee, with the consent of Noteholders of Notes of not less than a majority of the Note Balance of the Controlling Class (or if no Notes are Outstanding, the holder of the Residual Interest), by notice to the Administrator may terminate all of the rights and obligations of the Administrator under this Agreement:

(i)   The Administrator fails to observe or to perform in any material respect any duties under this Agreement, which failure continues for 90 days after the Administrator receives notice of the failure from the Owner Trustee, the Indenture Trustee or the Noteholders of at least 25% of the Note Balance of the Controlling Class; or

(ii)   An Insolvency Event of the Administrator occurs.

Section 5.2.   Successor Administrator.

(a)   No Resignation or Removal without Successor. No resignation or removal of the Administrator under Section 5.1(a) or (b) will be effective until (i) a successor Administrator has been appointed or engaged by the Issuer at the direction of Noteholders of a majority of the Note Balance of the Controlling Class, or if no Notes are Outstanding, by the holder of the Residual Interest, (ii) the successor Administrator has executed and delivered to the Issuer and to its predecessor Administrator an agreement accepting its appointment or engagement under this Agreement or a separate administration agreement and (iii) the Rating Agency Condition has been satisfied for the proposed appointment. The Issuer will notify the Indenture Trustee of any resignation or removal.

(b)   Successor Servicer to be Administrator. On the appointment or engagement of a successor Servicer under the Sale and Servicing Agreement, the Administrator will immediately resign and the successor Servicer will automatically become the Administrator under this Agreement or a separate administration agreement.

Section 5.3.   Action on Termination, Resignation or Removal. Promptly on the effective date of termination of this Agreement under Section 5.4 or the resignation or removal of the Administrator under Sections 5.1 or 5.2(b), the Administrator will be entitled to be paid all fees and reimbursable expenses due to it through the date of the termination, resignation or removal. If this Agreement is terminated under Section 5.4, the Administrator will promptly deliver to the Issuer all property and documents relating to the Collateral then in the custody of the Administrator. If the Administrator resigns or is removed under Sections 5.1 or 5.2(b), the

8

Administrator will cooperate with the Issuer and take all reasonable steps requested to assist the Issuer in making an orderly transition of the duties of the Administrator to the successor Administrator.

Section 5.4.   Merger or Consolidation of, or Assumption of the Obligations of, the Administrator; Assignment to Affiliate. Any Person (a) into which the Administrator is merged or consolidated, (b) resulting from any merger or consolidation to which the Administrator is a party, (c) succeeding to the business of the Administrator or (d) that is an Affiliate of the Administrator to whom the Administrator has assigned this Agreement, will be the successor to the Administrator under this Agreement without the execution or filing of any document or any further act except those actions required under this Section 5.4. Within 15 Business Days after the merger, consolidation, succession or assignment, such Person will (i) execute an agreement of assumption to perform every obligation of the Administrator under this Agreement and (ii) deliver to the Owner Trustee and the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that the merger, consolidation, succession or assignment and the agreement of assumption comply with this Section 5.4.

ARTICLE VI
OTHER AGREEMENTS

Section 6.1.   Independence of the Administrator. The Administrator will be an independent contractor and will not be subject to the supervision of the Issuer or the Owner Trustee for the manner in which it accomplishes the performance of its duties under this Agreement. Unless expressly authorized by the Issuer, the Administrator will have no authority to act for or represent the Issuer or the Owner Trustee and will not be considered an agent of the Issuer or the Owner Trustee. Nothing in this Agreement will make the Administrator and either of the Issuer or the Owner Trustee members of any partnership, joint venture or other separate entity or impose any liability as such on any of them.

Section 6.2.   Transactions with Affiliates; Other Transactions. In carrying out any of its duties under this Agreement, the Administrator may enter into transactions or deal with any of its Affiliates. Nothing in this Agreement will prevent the Administrator or its Affiliates from engaging in other businesses or from acting in a similar capacity as an administrator for any other Person even though that Person may engage in business activities similar to those of the Issuer.

Section 6.3.   Not Applicable to Ford Credit in Other Capacities. Nothing in this Agreement will affect any right or obligation Ford Credit may have in any other capacity.

Section 6.4.   No Petition.

(a)   No Petition for Issuer. Notwithstanding any termination of this Agreement, the Depositor, the Administrator, the Owner Trustee and the Indenture Trustee will not, before the date which is one year and one day (or, if longer, any preference period) after the payment in full of the Notes, start or pursue against, or join any other Person in starting or pursuing against, the Issuer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law.

9

(b)   No Petition for Depositor. Notwithstanding any termination of this Agreement, the Issuer, the Administrator, the Owner Trustee and the Indenture Trustee will not, before the date which is one year and one day (or, if longer, any preference period) after the payment in full of all securities issued by the Depositor or by a trust for which the Depositor was depositor, start or pursue against, or join any other Person in starting or pursuing against, the Depositor any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or State bankruptcy or similar law.

(c)   Survival. This Section 6.4 will survive the termination of this Agreement..

Section 6.5.   Limitation of Liability of Owner Trustee and Indenture Trustee.

(a)   Owner Trustee. This Agreement has been signed on behalf of the Issuer by _____ not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer. In no event will _____ in its individual capacity or any beneficial owner of the Issuer have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer under this Agreement or in any of the certificates, notices or agreements delivered under this Agreement. For purposes of this Agreement, in the performance of any duties of the Issuer under this Agreement, the Owner Trustee will be subject to, and entitled to the benefits of, the terms of the Trust Agreement.

(b)   Indenture Trustee. The Indenture Trustee is subject to, and entitled to the benefits of, the Indenture.

Section 6.6.   Term of Agreement. This Agreement will continue until the termination of the Issuer under Section 8.1 of the Trust Agreement, at which time this Agreement will automatically terminate.

ARTICLE VII
MISCELLANEOUS

Section 7.1.   Amendments. This Agreement may be amended by a written amendment executed and delivered by the Issuer, the Administrator and the Indenture Trustee, with the consent of the Owner Trustee, but without the consent of the Noteholders, so long as the Issuer or the Administrator delivers an Officer's Certificate to the Indenture Trustee and the Owner Trustee stating that the amendment will not have a material adverse effect on the Notes. This Agreement also may be amended by the Issuer, the Administrator and the Indenture Trustee with the consent of the Owner Trustee and the Noteholders of a majority of the Note Balance of each Class of Notes (with each affected Class voting separately, except that all Noteholders of Class A Notes will vote together as a single class).

Section 7.2.   Assignment; Benefit of Agreement; Third-Party Beneficiaries.

(a)   Assignment. Except as stated in Section 5.4, this Agreement may not be assigned by the Administrator without the consent of the Issuer and the Owner Trustee and satisfaction of the Rating Agency Condition.

(b)   Benefit of the Agreement; Third-Party Beneficiary. This Agreement is for the benefit of and will be binding on the parties to this Agreement and their permitted successors and assigns. The Owner Trustee will be third-party beneficiaries of this Agreement and may enforce this Agreement against the Administrator. No other Person will have any right or obligation under this Agreement.

Section 7.3.   Notices.

(a)   Notices to Transaction Parties. All notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement will be in writing and will be considered given:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone or reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has access, on delivery (without the requirement of confirmation of receipt) of an email to that recipient stating that the electronic posting has occurred.

Any notice, request, demand, consent or other communication will be delivered or addressed as stated in Schedule B to the Sale and Servicing Agreement or at another address as a party may designate by notice to the other parties.

(b)   Notices to Noteholders. Notices to a Noteholder will be considered given:

(i)   for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address of that Noteholder as shown in the Note Register;

(ii)   for Book-Entry Notes, when delivered under the procedures of the Clearing Agency, and will be considered properly given whether or not the Noteholder receives the notice.

Section 7.4.   **GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 7.5.   Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent it may do so, any

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objection that it may now or in the future have to the laying of the venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

Section 7.6. **WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDING RELATING TO THIS AGREEMENT.**

Section 7.7. No Waiver; Remedies. No failure or delay of any party in exercising any power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

Section 7.8. Severability. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Agreement and will not affect the validity, legality or enforceability of the remaining Agreement.

Section 7.9. Headings. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

Section 7.10. Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart will be an original, and all counterparts will together be one and the same instrument.

[Remainder of Page Intentionally Left Blank]

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EXECUTED BY:

FORD CREDIT AUTO OWNER TRUST 20__-__,
    as Issuer

By: _____,
    not in its individual capacity but solely as Owner
    Trustee

By:_____
    Name:
    Title:

_____,
    not in its individual capacity but solely as Indenture
    Trustee

By:_____
    Name:
    Title:

FORD MOTOR CREDIT COMPANY LLC,
    as Administrator

By:_____
    Name:
    Title:

AGREED AND ACCEPTED BY:

FORD CREDIT AUTO RECEIVABLES
    TWO LLC, as Depositor

By:_____
    Name:
    Title:

EXHIBIT 99.4

ACCOUNT CONTROL AGREEMENT

among

FORD CREDIT AUTO OWNER TRUST 20__-__,
as Grantor

and

_____,
as Secured Party and Financial Institution

Dated as of _____, 20__

TABLE OF CONTENTS

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ACCOUNT CONTROL AGREEMENT, dated as of _____, 20__ (this "Agreement"), among FORD CREDIT AUTO OWNER TRUST 20__-__, a Delaware statutory trust, as grantor (the "Grantor"), _____, a _____, as Indenture Trustee for the benefit of the Noteholders (in this capacity, the "Secured Party"), and _____, in its capacity as both a "securities intermediary" as defined in Section 8-102 of the UCC and a "bank" as defined in Section 9-102 of the UCC (in these capacities, the "Financial Institution").

BACKGROUND

The Grantor is engaging in a securitization transaction in which it will issue the Notes under an Indenture and the Secured Party will hold funds in bank accounts for the benefit of the Noteholders.

The parties have determined to enter into this Agreement to perfect the security interest in the bank accounts.

The parties agree as follows:

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Capitalized terms used but not defined in this Agreement are defined in Appendix A to the Sale and Servicing Agreement, dated as of _____, 20__, among Ford Credit Auto Owner Trust 20__-__, as Issuer, Ford Credit Auto Receivables Two LLC, as Depositor, and Ford Motor Credit Company LLC, as Servicer. Appendix A also contains usage rules that apply to this Agreement. Appendix A is incorporated by reference into this Agreement. References to the "UCC" mean the Uniform Commercial Code as in effect in the State of New York.

ARTICLE II
ESTABLISHMENT OF COLLATERAL ACCOUNTS

Section 2.1.   Description of Account. The Financial Institution has established the following accounts (each, a "Collateral Account"):

"Collection Account – _____ as Indenture Trustee, as secured party for Ford Credit Auto Owner Trust 20__-__" with account number _____;

"Reserve Account – _____ as Indenture Trustee, as secured party for Ford Credit Auto Owner Trust 20__-__" with account number _____; and

"Principal Payment Account – _____ as Indenture Trustee, as secured party for Ford Credit Auto Owner Trust 20__-__" with account number _____.

Section 2.2.   Account Modifications. Neither the Financial Institution nor the Grantor will change the name or account number of a Collateral Account without the consent of the Secured Party. This Agreement will apply to each successor account to a Collateral Account, which will also be a Collateral Account.

Section 2.3.   Type of Account. The Financial Institution agrees that each Collateral Account is, and will be maintained as, either a "securities account" (as defined in Section 8-501 of the UCC) or a "deposit account" (as defined in Section 9-102(a)(29) of the UCC).

Section 2.4.   Securities Account Agreements. If a Collateral Account is a securities account (within the meaning of Section 8-501 of the UCC), the Financial Institution will promptly credit each item of property (whether cash, investment property, security, instrument or other financial asset) delivered to the Financial Institution under the Indenture to the Collateral Account. The Financial Institution agrees to treat each item of property (whether cash, investment property, financial asset, security or instrument) credited to the Collateral Account as a "financial asset" within the meaning of Section 8-102(a)(9) of the UCC. The Financial Institution will ensure that these financial assets (other than cash) are registered in the name of the Financial Institution, indorsed to the Financial Institution or in blank or credited to another securities account maintained in the name of the Financial Institution. In no case will a financial asset credited to the Collateral Account be registered in the name of the Grantor, payable to the order of the Grantor or indorsed to the Grantor unless it has been specially indorsed to the Financial Institution or in blank.

ARTICLE III
SECURED PARTY CONTROL

Section 3.1.   Control for Purposes of UCC. If the Financial Institution receives an order from the Secured Party or its authorized agent (a) directing the deposit, withdrawal or transfer of funds in a Collateral Account or (b) directing the deposit, withdrawal, transfer or redemption of the financial assets in a Collateral Account (a "Secured Party Order"), the Financial Institution will comply with the Secured Party Order without the need for consent by the Grantor or another Person.

Section 3.2.   Conflicting Orders or Instructions. If the Financial Institution receives conflicting orders or instructions from the Secured Party and the Grantor, the Financial Institution will follow the orders or instructions of the Secured Party and not the Grantor.

ARTICLE IV
INVESTMENT OF FUNDS IN THE COLLATERAL ACCOUNTS

Section 4.1.   Investment of Funds. If the Financial Institution has not received a Secured Party Order for the investment of funds held in a Collateral Account by 11:00 a.m. New York time (or another time agreed to by the Financial Institution and the Grantor) on the Business Day before a Payment Date, the Financial Institution will, to the fullest extent practicable, invest and reinvest funds in the Collateral Account according to the last investment instruction received or in one or more investments described in clause (b) of the definition of Permitted Investments. This will apply even after a Default or Event of Default has occurred and is continuing for the Notes and the Indenture Trustee has given notice of the Default or Event of Default to the Financial Institution. A Secured Party Order for investment may be in the form of a standing instruction.

2

ARTICLE V
SUBORDINATION OF LIEN; WAIVER OF SET-OFF

Section 5.1.   Subordination. If the Financial Institution has a security interest in a Collateral Account, the Financial Institution agrees that the security interest will be subordinate to the security interest of the Secured Party.

Section 5.2.   Set-off and Recoupment. The cash, investment property, security, instrument or other financial assets credited to a Collateral Account will not be subject to deduction, set-off, recoupment, banker's lien, or other right in favor of a Person other than the Secured Party. However, the Financial Institution may set off (a) the customary fees and expenses for the routine maintenance and operation of the Collateral Account due to the Financial Institution, (b) the face amount of checks credited to the Collateral Account but subsequently returned unpaid due to uncollected or insufficient funds and (c) advances made to settle an investment made for the Collateral Account.

ARTICLE VI
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 6.1.   Representations, Warranties and Covenants of the Financial Institution. The Financial institution represents, warrants and covenants to the Grantor and the Secured Party as follows:

(a)   Enforceability. This Agreement is the valid and legally binding obligation of the Financial Institution.

(b)   No Agreements with Grantor. There are no agreements between the Financial Institution and the Grantor relating to a Collateral Account other than this Agreement, the Indenture and the other Transaction Documents.

(c)   No Agreements with Other Persons. The Financial Institution has not entered into, and until the termination of this Agreement will not enter into, an agreement with another Person relating to a Collateral Account under which it has agreed to comply with entitlement orders (as defined in Section 8-102(a)(8) of the UCC) or instructions (within the meaning of Section 9-104 of the UCC) of that other Person.

(d)   No Limitations. The Financial Institution has not entered into, and until the termination of this Agreement will not enter into, an agreement limiting or conditioning the Financial Institution's obligation to comply with entitlement orders or instructions.

(e)   No Liens. Except for the claims and interests of the Secured Party and the Grantor, the Financial Institution does not know of a lien on, or claim to, or interest in, a Collateral Account or in a "financial asset" (as defined in Section 8-102(a) of the UCC), cash or funds credited to a Collateral Account.

(f)   Location of Financial Institution. For purposes of the UCC, New York will be the location of (i) the bank for purposes of Sections 9-301, 9-304 and 9-305 of the UCC and (ii) the securities intermediary for purposes of Sections 9-301 and 9-305 and Section 8-110 of the UCC.

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ARTICLE VII
OTHER AGREEMENTS

Section 7.1.   Statements, Confirmations and Other Correspondence. The Financial Institution will promptly deliver copies of statements, confirmations and other correspondence about the Collateral Accounts and the financial assets credited to a Collateral Account, simultaneously to the Grantor and the Secured Party.

Section 7.2.   Notice of Claim. If a Person asserts a lien, encumbrance or claim against a Collateral Account (or in a financial asset, cash or funds in a Collateral Account), the Financial Institution will promptly notify the Secured Party.

Section 7.3.   Reliance by the Financial Institution. The Financial Institution is not obligated to investigate or inquire whether the Secured Party is entitled to deliver a Secured Party Order. The Financial Institution may rely on communications (including Secured Party Orders) believed by it in good faith to be genuine and given by the proper party.

Section 7.4.   No Petition. Each party to this Agreement agrees that for a period of one year and one day (or, if longer, the applicable preference period) after the payment in full of the Notes, it will not start or pursue against, or join a Person in starting or pursuing against, the Issuer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under federal or State bankruptcy or similar law. This Section 7.4 will survive the termination of this Agreement.

Section 7.5.   Limitation of Liability.

(a)   Financial Institution. The Grantor and the Secured Party release the Financial Institution from liability to the Grantor and the Secured Party under this Agreement, except to the extent that the liability is due to the Financial Institution's (i) willful misconduct, bad faith or negligence or (ii) breach of its representations, warranties and covenants in Section 6.1. The Financial Institution will not be liable, directly or indirectly, for indirect, special, incidental or consequential damages (including lost profit), even if the Financial Institution has been advised of the likelihood of the loss or damage.

(b)   Indenture Trustee. The Indenture Trustee is subject to, and entitled to the benefits of, the Indenture.

(c)   Owner Trustee. This Agreement has been signed on behalf of the Grantor by _____, not in its individual capacity, but solely in its capacity as Owner Trustee of the Grantor and in no event will _____ in its individual capacity or a beneficial owner of the Grantor have liability for the representations, warranties, covenants, agreements or other obligations of the Grantor under this Agreement, which recourse will be solely to the assets of the Grantor. The Owner Trustee is subject to, and entitled to the benefits of, the Trust Agreement.

Section 7.6.   Termination. This Agreement will continue until the security interests of the Secured Party in each Collateral Account have been terminated under the Indenture and the Secured Party has notified the Financial Institution of the termination. The (a) Financial

Institution may terminate its obligations under this Agreement if the Secured Party resigns or is removed as Indenture Trustee under the Indenture and (b) Grantor may terminate the Financial Institution if the Financial Institution ceases to be a Qualified Institution. However, no termination will be effective until the Collateral Accounts have been established with, and the financial and other assets transferred to, another securities intermediary which has agreed to assume the obligations of the Financial Institution under this Agreement or another similar agreement. The termination of this Agreement will not terminate a Collateral Account or change the obligations of the Financial Institution to the Grantor relating to a Collateral Account.

ARTICLE VIII
MISCELLANEOUS

Section 8.1.   Amendment. The parties may amend this Agreement by written agreement.

Section 8.2.   Benefit of Agreement. This Agreement is for the benefit of and will be binding on the parties to this Agreement and their permitted successors and assigns. No other Person will have any right or obligation under this Agreement.

Section 8.3.   Notices.

(a)   Notices to Transaction Parties. Notices, requests, demands, consents, waivers or other communications to or from the parties to this Agreement must be in writing and will be considered given:

(i)   on delivery or, for a letter mailed by registered first class mail, postage prepaid, three days after deposit in the mail;

(ii)   for a fax, when receipt is confirmed by telephone, reply email or reply fax from the recipient;

(iii)   for an email, when receipt is confirmed by telephone, reply email from the recipient; and

(iv)   for an electronic posting to a password-protected website to which the recipient has been provided access, on delivery of an email (without the requirement of confirmation of receipt) to the recipient stating that the electronic posting has occurred.

A notice, request, demand, consent or other communication must be delivered or addressed as stated in Schedule A to the Indenture or at another address a party may designate by notice to the other parties.

(b)   Notices to Noteholders. Notices to a Noteholder will be considered given:

(i)   for Definitive Notes, when sent by overnight delivery, mailed by registered first class mail, postage prepaid, or sent by fax, to the address for that Noteholder specified in the Note Register; and

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(ii)   for Book-Entry Notes, when delivered under the procedures of the Clearing Agency.

Section 8.4.   **GOVERNING LAW**. **THIS AGREEMENT AND EACH COLLATERAL ACCOUNT WILL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF NEW YORK.**

Section 8.5.   Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent it may do so, any objection that it may now or in the future have to the laying of the venue of a proceeding brought in such a court and any claim that the proceeding has been brought in an inconvenient forum.

Section 8.6.   **WAIVER OF JURY TRIAL**. **EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN LEGAL PROCEEDINGS RELATING TO THIS AGREEMENT.**

Section 8.7.   No Waiver; Remedies. No failure or delay of any party in exercising any power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

Section 8.8.   Conflict With Other Agreement. If there is conflict between this Agreement and another agreement relating to a Collateral Account, this Agreement will govern.

Section 8.9.   Severability. If any of the covenants, agreements or terms of this Agreement is held invalid, illegal or unenforceable, then it will be deemed severable from the remaining covenants, agreements or terms of this Agreement and will in no way affect the validity, legality or enforceability of the remaining Agreement.

Section 8.10.   Headings. The headings in this Agreement are included for convenience only and will not affect the meaning or interpretation of this Agreement.

Section 8.11.   Counterparts. This Agreement may be executed in multiple counterparts. Each counterpart will be an original and the counterparts will together be one instrument.

[Remainder of Page Intentionally Left Blank]

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EXECUTED BY:

FORD CREDIT AUTO OWNER TRUST 20__-__,
    as Grantor

By: _____, not in its individual
    capacity but solely as Owner Trustee of Ford Credit
    Auto Owner Trust 20__-__

By: _____
    Name:
    Title:

_____,
    as Secured Party

By: _____
    Name:
    Title:

_____,
    as Financial Institution

By: _____
    Name:
    Title:

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